Form 20-F
period 2023-12-31
CytoMed Therapeutics Ltd
filed 2024-04-22
CIK 1873093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2023, there were 11,529,328 of the registrant’s ordinary shares, issued and outstanding. As of April 22, 2024 there were 11,540,000 ordinary shares outstanding.

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

-ii-

DEFINITIONS

Unless otherwise stated in this annual report or the context otherwise requires, references to:

●	“γδ TCR” are to gamma delta T-cell receptor;

●	“A*STAR” are to the Agency for Science, Technology and Research of Singapore;

●	“ACCA” are to the Association of Chartered Certified Accountants;

●	“ACRA” are to the Accounting and Corporate Regulatory Authority of Singapore;

●	“ACRA Code” are to the Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities;

●	“ACTRIS” are to the Advanced Cell Therapy and Research Institute, Singapore;

●	“Advertisement Regulations” are to the Health Products (Advertisement of Specified Health Products) Regulations 2016 enacted under the HPA (as defined below);

●	“ANGELICA Trial” are to the Phase I trial to evaluate allogeneic NKG2DL-targeting chimeric antigen receptor-grafted gamma delta T cells (CTM-N2D) in subjects with advanced solid tumours or haematological malignancies;

●	“ASX” are to the Australian Securities Exchange Ltd;

●	“ATPL” are to Accelerate Technologies Pte. Ltd. (formerly known as ETPL);

●	“BAS” are to building automated system;

●	“BCMA” are to B-cell maturation antigen;

●	“BMR” are to batch manufacturing records;

●	“BNM” are to the Central Bank of Malaysia or Bank Negara Malaysia;

●	“Board” or “Board of Directors” are to the board of directors of the Company;

●	“CAR” are to chimeric antigen receptor;

●	“CAR-T” are to chimeric antigen receptor-modified T cells;

●	“CDCR” are to the Control of Drugs and Cosmetics Regulations 1984 of Malaysia, as amended;

-iii-

●	“cGMP” are to current good manufacturing practice, a system for ensuring that products are consistently produced and controlled according to quality standards;

●	“cGMP Facility” are to the Company’s current good manufacturing practice and processing facility located at 12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Johor, Malaysia;

●	“CGTP” are to Cell and Gene Therapy Products;

●	“Clean Air Regulations” are to the Environmental Quality (Clean Air) Regulations 2014 of Malaysia;

●	“Clinical Study Agreement” are to the Investigator-Initiated Clinical Study Agreement entered into between the Company and National University Hospital Singapore on March 10, 2023.

●	“Clinical Trials Regulations” are to the Health Products (Clinical Trials) Regulations of 2016 enacted under the HPA (as defined below), which governs clinical trials of therapeutic products and applicable CTGTP (as defined below) that are not observational trials within Singapore;

●	“Code” are to the Internal Revenue Code of 1986 of the United States of America, as amended;

●	“Comptroller” are to the comptroller of income tax in Singapore;

●	“Contract Manufacturing Organization” or “CMO” are to companies that provide drug development and drug manufacturing services to the companies in the pharmaceutical industry on a contract basis;

●	“Contract Research Organization” or “CRO” are to companies that provide research support to the companies in pharmaceutical and biotechnology industries on a contract basis;

●	“COVID-19” are to the worldwide novel coronavirus disease pandemic;

●	“CRIS” are to the Consortium for Clinical Research and Innovation Singapore, a wholly-owned subsidiary of the Ministry of Health Singapore;

●	“CRM” are to clinical research materials, which refer to any registered or unregistered therapeutic product, medicinal product, medicinal device, applicable CTGTP or placebo, that is manufactured, imported or supplied for the purpose of being used in clinical research, by way of administration to a trial participant in accordance with the research protocol or for a clinical purpose;

●	“CRM Regulations” are to the Health Products (Clinical Research Materials) Regulations of 2016 enacted under the HPA (as defined below), which govern the import, manufacture and supply of clinical research materials for use in clinical research studies within Singapore;

●	“CRS” are to cytokine release syndrome;

●	“CTA” are to Clinical Trial Authorization, which is required prior to the initiation of a clinical trial of a therapeutic product;

●	“CTGT” are to cell, tissue and gene therapy;

●	“CTGTP” are to cell, tissue and gene therapy products;

●	“CTGTP Regulations” are to the Health Products (Cell, Tissue and Gene Therapy Products) Regulations of 2021 enacted under the HPA (as defined below), which provide for regulating the manufacture, import, supply, presentation, registration, duties, and obligations of manufacturers, importers and other persons carrying out such activities as related to CTGTP in Singapore;

●	“CTIL” are to Clinical Trial Import License in Malaysia;

●	“CTM-N2D” are to CAR-gamma delta T cell proprietary product developed by our Group;

-iv-

●	“CTM-GDT” are to allogeneic gamma delta T cell proprietary product developed by our Group;

●	“CTM-MSC” are to allogeneic umbilical cord derived mesenchymal stem cells proprietary product developed by our Group;

●	“CTX” are to Clinical Trial Exemption in Malaysia;

●	“CytoMed Malaysia” are to CytoMed Therapeutics (Malaysia) Sdn Bhd, a company incorporated on December 18, 2013 in Malaysia (Company No. 201301044786 (1074609-M)) with its business address at No.12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Masai, Johor, Malaysia, the manufacturing arm of the Group where a PIC/S GMP laboratory is located and which manufacturing capacity includes stem cells and cancer living medicine;

●	“CytoMed Therapeutics”, “CytoMed” or “Company” are to CytoMed Therapeutics Limited, a company incorporated on March 9, 2018 in Singapore (Company Registration Number: 201808327H) with its registered address at 1 Commonwealth Lane, #08-22, Singapore 149544;

●	“Director” are to the directors of the Company;

●	“Director General” are to the Director General of Environmental Quality as referred to in the EQA;

●	“DNA” are to deoxyribonucleic acid, a large complex macromolecule containing the genetic code and which is typically found in the nucleus of a human cell;

●	“DTC” are to Depository Trust Company;

●	“ECEG 2016” are to the Ethical Code and Ethical Guidelines (2016 edition) published by the SMC;

●	“EIS” are to the Employment Insurance System in Malaysia;

●	“EISA” are to the Employment Insurance System Act 2017 of Malaysia;

●	“EPFA” are to the Employee Provident Fund Act 1991 of Malaysia;

●	“ESSA” are to the Employees’ Social Security Act 1969 of Malaysia;

●	“ETPL” are to Exploit Technologies Pte Ltd (now known as ATPL);

●	“EQA” are to the Environmental Quality Act 1974 of Malaysia;

●	“Exchange Act” are to the Securities Exchange Act of 1934 in the United States of America, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“Federal Reserve System” are to the central bank of the United States of America;

●	“Financial Institution” is defined in the FX Notices as a person carrying out a financial business regulated under the laws administered by BNM and any person carrying out any other financial business as may be specified by BNM;

●	“Financial Instrument” is defined in the FX Notices and FSA to include any agreement, including an option, a swap, futures or forward contract, whose market price, value, delivery or payment obligations is derived from, referenced to or based on, but not limited to, securities, commodities, assets, rates (including interest rates or exchange rates) or indices;

●	“Foreign Exchange Notices” or “FX Notices” are to the notices issued by the BNM under the FSA and IFSA, which local and foreign investors are subject to;

-v-

●	“FRS” or “SFRS(I) 9” are to the Singapore Financial Reporting Standard or the Singapore Financial Reporting Standard (International) 9, respectively;

●	“FSA” are to the Financial Services Act 2013 of Malaysia;

●	“gamma delta T-iPSCs” are to gamma delta T cells converted into iPSCs;

●	“GCP” or “Good Clinical Practice” are to good clinical practice;

●	“GMP” are to good manufacturing practice;

●	“Group”, “We”, “Us” and “Our” are to the Company and its subsidiaries;

●	“GST” means goods and services tax imposed pursuant to the Goods and Services Tax Act 1993 of Singapore;

●	“Guidelines on CGTPs” are to the Guidelines For Registration of Cell and Gene Therapy Products of Malaysia, issued under regulation 29 of the CDCR and effective on January 1, 2021;

●	“GvHD” are to graft versus host disease;

●	“HCSA” are to the Healthcare Services Act of Singapore;

●	“Health Products Act” or “HPA” are to the Health Products Act 2007 of Singapore that regulates the manufacture, import, supply, presentation and advertisement of health products and of active ingredients used in the manufacture of health products within Singapore;

●	“Health Sciences Authority” or “HSA” are to the statutory board under the Ministry of Health Singapore;

●	“hESCs” are to human embryonic stem cells;

●	“HME 2016” are to the Handbook on Medical Ethics (2016 edition) issued by the SMC;

●	“HPA Order 2021” are to the Health Products Act (Amendment of First Schedule) Order 2021 of Singapore enacted under the HPA, an order in which a new category of health products, namely cell, tissue or gene therapy product, is included in the First Schedule of the HPA;

●	“hPSCs” are to human pluripotent stem cells;

●	“HSA Act” are to Health Sciences Authority Act 2001 of Singapore;

●	“Human Biomedical Research Act” or “HBRA” are to the Human Biomedical Research Act 2015 of Singapore that regulates the conduct of human biomedical research, further regulates certain restricted human biomedical research, and prohibits certain types of human biomedical research;

●	“IASB” are to International Accounting Standards Board;

●	“ICA” are to the Industrial Co-ordination Act 1975 of Malaysia, as amended;

●	“IFRS” are to the international financial reporting standards as adopted by the International Accounting Standards Board;

●	“IFSA” are to the Islamic Financial Services Act 2013 of Malaysia, as amended;

-vi-

●	“IL-2” are to interleukin-2;

●	“IMCB” are to the Institute of Molecular and Cell Biology, a research institute of A*STAR launched on January 23, 1985 to develop and support the biomedical research and development capabilities in Singapore;

●	“Incentive Plan” are to the 2023 Equity Incentive Plan of the Company, adopted on January 18, 2023 and effective as of April 18, 2023;

●	“Income Tax Act” are to the Income Tax Act 1947 of Singapore;

●	“iPSC” are to induced pluripotent stem cells;

●	“iPSC-gdNKT” are to iPSC-derived gamma delta natural killer T cell product developed by our Group;

●	“IRAS” are to the Inland Revenue Authority of Singapore;

●	“ISAs” are to the International Standards on Auditing;

●	“ISCA” are to the Institute of Singapore Chartered Accountants;

●	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012 of the United States, as amended;

●	“Johor Bahru By-Laws” are to the Trade, License, Business and Industrial (MBJB) By-Laws 2016 of Malaysia;

●	“JSE” are to the Johannesburg Stock Exchange;

●	“K562 cells” are to the human myelogenous leukemia cell line;

●	“K562 Cell License for NK cell expansion” are to the license granted pursuant to the license agreement entered into between the Company and ATPL in December 2020;

●	“Know-How License” are to the license granted pursuant to the license agreement entered into between Puricell and ATPL in October 2020;

●	“LMC” are to the Landmark Medical Centre Sdn Bhd, a licensed private hospital located in Johor Bahru, Malaysia;

●	“Lower-tier PFIC” are to an entity in which a PFIC owns equity interests in;

●	“MA” are to the Medicines Act 1975 of Singapore;

●	“Malaysian Ringgit” or “RM” or “Ringgit” are to the currency of Malaysia;

●	“Management” or our “Management Team” are to our executive officers and Directors;

●	“Marketing Authorization Application” or “MAA” are to an application submitted by a drug manufacturer seeking marketing authorization, that is permission from a medical regulatory authority to bring a medicinal product to the market;

●	“Medicare” are to the national health insurance program in the United States of America;

●	“mDR Convertible Loan” are to the convertible loan provided by mDR Limited to the Company pursuant to the convertible loan agreement dated December 10, 2019, as amended by the supplemental agreements dated December 31, 2021, January 3, 2022 and January 3, 2023, entered into between the Company and mDR Limited. On April 21, 2023, the mDR Convertible Loan was converted into 589,509 Ordinary Shares at approximately U.S.$1.89774 per share pursuant to the terms of the mDR Convertible Loan;

●	“mGFP-γδ T” are to the gamma delta T cells subjected to electroporation using mRNA encoding mGFP;

-vii-

●	“Ministry of Health Malaysia” or “MOH Malaysia” are to the Ministry of Health of the Malaysian Government;

●	“Ministry of Health Singapore” or “MOH Singapore” are to the Ministry of Health of the Singapore Government;

●	“MITI” are to the Ministry of Investment Trade and Industry of Malaysia;

●	“mRNA” are to messenger RNA, a type of RNA that acts as a messenger that is read by ribosomes to build proteins;

●	“MSCs” are to mesenchymal stem cells;

●	“Nasdaq” are to The Nasdaq Stock Market LLC;

●	“Nasdaq Listing Rules” are to the listing requirements of Nasdaq, as amended, modified or supplemented from time to time;

●	“NDA” are to the new drug application to the HSA and/or other relevant health and regulatory authorities, through which formal proposal is made to the HSA and/or other relevant health and regulatory authorities for approval of a new drug;

●	“NEOs” are to the Company’s named executive officers, being CHOO Chee Kong, Dr. ZENG Jieming and Dr. TAN Wee Kiat as at the date of this annual report;

●	“NK cells” are to natural killer cells, a type of immune cell found in the human body;

●	“NKG2D” are to natural killer group 2D receptor, a type of receptor typically found on the NK cell;

●	“NKG2DL” are to natural killer group 2D ligands, a type of ligand typically expressed by tumor cells, enabling NK cells to activate and kill tumor cells;

●	“NKG2Dz-γδT” are to gamma delta T cells grafted with NKG2DL-targeting CAR;

●	“NKT” are to natural killer T cells;

●	“NOL” means net operating loss;

●	“NPCB” are to the National Pharmaceutical Control Bureau, Ministry of Health Malaysia;

●	“NPRA” are to the National Pharmaceutical Regulatory Authority, Ministry of Health Malaysia;

●	“Occupational Safety and Health Laws” are to the legislation, regulation and rules in respect of occupational safety and health in Malaysia;

●	“OECD” are to the Organization for Economic Co-operation and Development;

●	“Offering” are to the initial public offering of our ordinary shares consummated on April 18, 2023;

●	“off-the-shelf” are to the manufacturing of the stated cell therapies in quantities, which utilizes either donor blood cells or iPSCs as starting materials, but not the limited patient’s own blood cells and no matching is required between such donor and recipient of the product;

●	“one-tier system” are to the one-tier corporate tax system in Singapore;

●	“OSHA” are to Occupational Safety and Health Act 1994 of Malaysia;

●	“PA 1952” are to the Poisons Act 1952 of Malaysia;

-viii-

●	“PAg” are to phosphoantigen, a type of small molecule that stimulates gamma delta T cells expressing Vγ9 and Vδ2 molecules;

●	“Patent License” are to the license granted pursuant to the license agreement entered into between the Company and ETPL in June 2018, as varied by an addendum entered into in December 2020, second addendum entered into in September 2021, and third addendum entered into effective as of October 18, 2022;

●	“PCID Regulations” are to the Prevention and Control of Infectious Diseases (Importation and Exportation of Human Remains, Human Tissues and Pathogenic Organisms or Substances) Regulations 2006 of Malaysia, as amended;

●	“PDPA Malaysia” are to the Personal Data Protection Act 2010 of Malaysia;

●	“PDPA Singapore” are to the Personal Data Protection Act 2012 of Singapore;

●	“PFIC” are to passive foreign investment company;

●	“PHFSA” are to the Private Healthcare Facilities and Services Act 1998 of Malaysia;

●	“PHMCA” are to the Private Hospitals and Medical Clinics Act 1980 of Singapore;

●	“PIC/S” are to the pharmaceutical inspection co-operation scheme;

●	“PTAB” are to the Patent Trial and Appeal Board;

●	“Puricell” are to Puricell Lab Pte Ltd, a 95% owned subsidiary of the Company;

●	“QA” are to quality assurance;

●	“QC” are to quality control;

●	“R&D” are to research and development;

●	“REJA” are to the Reciprocal Enforcement of Judgments Act 1958 of Malaysia;

●	“Resident” is defined in the FX Notices as, among others, a body corporate incorporated or established, or registered with or approved by any authority, in Malaysia;

●	“RNA” are to ribonucleic acid, a biological macromolecule that functions to convert the genetic information of DNA into proteins;

●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

●	“scFv” are to single-chain variable fragment, a technique used to produce a functional antigen-binding fragment on a cellular level;

●	“Scientific Advisory Board” or “SAB” are to the Company’s board of scientific advisors which provide the Company with on-going scientific advice;

●	“Singapore National Healthcare Group Domain Specific Review Boards” are to the independent committee constituted of medical, scientific and nonscientific members who are empowered by the National Healthcare Group Chief Executive Officer, to review research involving patients, staff, premises, or facilities of National Healthcare Group institutions and all other institutions under its oversight.

●	“SEC” are to the Securities and Exchange Commission of the United States of America;

-ix-

●	“Securities Act” are to the Securities Act of 1933 of the United States of America, as amended;

●	“SFRS(I)” are to the Singapore Financial Reporting Standard (International);

●	“SGX-ST” are to the Singapore Exchange Securities Trading Limited;

●	“SIC” are to the Securities Industry Council of Singapore;

●	“SID” are to the Singapore Institute of Directors;

●	“Singapore Companies Act” are to the Companies Act 1967 of Singapore;

●	“Singapore Laboratory” are to the Company’s property located at 1 Commonwealth Lane, #08-22, Singapore 149544, with intended use as an office and research laboratory;

●	“Singapore Medical Council” or “SMC” are to the statutory board under the Ministry of Health Singapore which regulates the practice of medicine in Singapore;

●	“Singapore Take-over Code” are to the Singapore Code on Take-overs and Mergers;

●	“SOCSO” are to the Social Security Organization Fund of Malaysia;

●	“Stamp Duties Act” are to the Stamp Duties Act 1929 of Singapore;

●	“TCR” or “TCRs” are to T cell receptors;

●	“UK” are to the United Kingdom;

●	“United States” or “U.S.” are to the United States of America;

●	“VStock” are to V Stock Transfer, LLC, the transfer agent and registrar of the Company;

●	“U.S. Board of Governors” are to the governing body of the Federal Reserve System in the United States of America;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States of America; and

●	“U.S. Holder” are to a person that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

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

Since our incorporation in 2018, we have incurred losses. As of December 31, 2021, 2022 and 2023, we have accumulated losses of S$5.07 million, S$8.20 million and S$12.33 million, respectively. Given that we will continue to invest most of our resources in developing our product candidates, we expect to continue to incur increasing losses for the foreseeable future. In addition, we anticipate a substantial increase in our expenses if, and as, we seek to:

●	initiate clinical development of our proprietary product candidates, CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC;
●	advance additional product candidates to clinical trials, including CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC;
●	discover and develop additional product candidates;
●	establish and validate our own clinical-scale and commercial-scale cGMP facilities;
●	initiate or develop a MAA, or equivalent in the relevant countries, for CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC and/or seek marketing approvals for any of our other product candidates that successfully complete clinical trials;
●	engage, on an as needed basis, third-party contractors including CROs and CMOs to conduct clinical trials;
●	maintain, expand and protect our intellectual property portfolio;
●	acquire or in-license other product candidates and technologies;
●	incur additional costs associated with operating as a public company;
●	Explore new partnerships locally, within the region and globally; and
●	increase our employee headcount and related expenses to support these activities.

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

Prior to the Offering, we financed our operations primarily from private equity financing and issuance of convertible loans. As of December 31, 2021, 2022 and 2023, we had cash and cash equivalents of S$2.51 million, S$1.58 million and S$9.00 million, respectively. Our research expenses were S$1.09 million, S$1.52 million and S$1.59 million for the financial year ended December 31, 2021, 2022 and 2023, respectively. During the period from April to June 2021, the Company raised an aggregate of S$4.00 million gross proceeds from the sale of our equities. The Company raised capital in an aggregate of S$1.22 million between September and October 2022. On April 18, 2023, we consummated our Offering resulting in net proceeds of approximately S$10.31 million (U.S.$7.81 million) after deducting underwriting discounts, commissions and offering expenses. We intend to use the proceeds from our Offering to, among other uses, advance CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC through clinical development. Developing pharmaceutical products and conducting pre-clinical studies and clinical trials are expensive. In the future, we may require additional cash funding to continue to execute our strategic plan and fund operations from time to time.

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

Our business and the business and operations of our research partners and/or other third parties with whom we conduct business are subject to the effects of pandemics, health epidemics, and outbreaks of infectious diseases , in regions where we or third parties on which we rely have business operations.

The COVID-19 pandemic and measures taken to mitigate the impact of the pandemic disrupted economic activity and business operations worldwide, including Malaysia, where our primary operations are located. The emergence of one or more pandemics, epidemics, or outbreaks of infectious diseases, including future outbreaks of COVID-19 variants, Respiratory Syncytial Virus (“RSV”), or the flu, could result in similar disruptions.

Our headquarter in Singapore as well as the operations of our cGMP Facility located in Johor, Malaysia, were impacted by the COVID-19 pandemic and may in the future be similarly impacted by future pandemics, epidemics, or outbreaks of infectious disease. For example, as a result of the COVID-19 pandemic, we experienced some delays in the audit and inspection by NPRA of our cGMP Facility, global supply shortages of certain materials that we use for research and cGMP manufacturing, employee turnover/attrition, delays and/or disruptions in achieving license milestones, and delays in commencement of clinical trial and enrollment in our clinical trial.

The emergence of a future pandemic, epidemic, or outbreak of infectious disease may impact the regulatory authorities to which we are subject in our industry, which may, in turn, hamper or delay our clinical development efforts. For instance, the COVID-19 pandemic resulted in a significant increase in the FDA workload, as well as the need to reprioritize the projects under review, and a future pandemic, epidemic, or outbreak of infectious disease may do so again in the future.

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

We cannot predict the potential future impacts of the emergence of another pandemic, epidemic, or outbreak of infectious disease on us, our research partners, and other third parties with whom we conduct business. We may experience disruptions as a result of a pandemic, epidemic, or outbreak of infectious disease that could severely impact our business, preclinical studies and clinical trials, including but not limited to:

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

The extent of any delays or impacts due to pandemics, epidemics, or outbreaks of infectious disease, or government regulations in response to the foregoing, will depend on future developments that are highly uncertain and cannot be predicted with confidence, but these delays could have a material impact on our business, financial condition, and/or results of operations.

RISKS RELATED TO OUR BUSINESS IN THE BIOPHARMACEUTICAL INDUSTRY

Our business depends upon the success of our CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC product candidates in obtaining regulatory approval and being commercialized.

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

Our research on utilizing CTM-N2D, CTM-GDT and iPSC-gdNKT to treat cancer; and CTM-MSC to treat degenerative diseases is novel, and we must overcome significant challenges such as obtaining required regulatory approvals in order to develop, commercialize and manufacture our product candidates.

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

Our R&D efforts are focused on utilizing CTM-N2D, iPSC-gdNKT and CTM-GDT as immunotherapies for cancers, and CTM-MSC for degenerative diseases. To date, HSA has approved only two cell-based cancer therapy for commercialization (i.e. Kymriah® by Novartis (Singapore) Pte Ltd, Yescarta by Gilead Sciences Singapore Pte Ltd, and SpheChon by Labcorp) and as far as we are aware, no gamma delta T cell-based therapy has been approved for commercial use by HSA and/or any other relevant regulatory authority in any of the key markets. The processes and requirements imposed by HSA and/or other relevant regulatory authorities in multiple jurisdictions may cause delays and additional costs in obtaining approvals for marketing authorization for our product candidates. Because our CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC products are novel, and cell-based therapies are relatively new, regulatory agencies may lack the necessary experience to assess our product candidates. As such, this may increase the regulatory review process and period, including the time it takes for HSA and/or other relevant regulatory authorities to review our clinical trial application if and when submitted, such as the review of the Phase I clinical trial as described in paragraph “Development Status of CTM-N2D Therapy” in the section entitled “Business” which was submitted to the regulatory authorities in respect of CTM-N2D for the treatment of relapsed or refractory solid tumors of different types. Such regulatory delays may thereby increase our development costs and cause further delays in the commercialization of our CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC products. Additionally, commercializing novel immuno-oncology therapies will create significant challenges for us, including but not limited to:

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

We must be able to overcome these challenges in order for us to develop, manufacture and commercialize our product candidates utilizing CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC in each geographical market. As such, we remain open to exploring the possibility of conducting clinical trials in other countries.

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

In addition, the pandemics, epidemics, or outbreaks of infectious diseases, including future outbreaks of COVID-19 variants, Respiratory Syncytial Virus (“RSV”), or the flu, may increase the likelihood that we face such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing pre-clinical studies and clinical trials, as applicable. If the pandemics, epidemics, or outbreaks of infectious diseases, including future outbreaks of COVID-19 variants, Respiratory Syncytial Virus (“RSV”), or the flu, could continue to prevent or otherwise obstruct regulatory authorities’ conduct of regular inspections, reviews or other regulatory activities, HSA’s (or other relevant regulatory authorities) timely review and process our regulatory filings could be severely affected. If we experience delays in the initiation, enrollment or completion of any pre-clinical study or clinical trial of our product candidates, or if any pre-clinical studies or clinical trials of our product candidates are canceled, the commercial prospects of our product candidates may be materially and adversely affected, and our ability to generate product revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs and hold up our product candidate development and approval process.

Our business is highly reliant on the success of our product candidates, in particular CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC, and we may fail to develop CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC successfully or to obtain regulatory approval for them.

We cannot assure that CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC will be safe and effective or will obtain the requisite approvals and licenses for commercialization, on a timely basis or at all. Although some of our employees have prior exposure to clinical trials, regulatory compliance and cGMP manufacturing, we have not previously completed any clinical trials or submitted a marketing approval application to HSA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC will be successful in clinical trials or receive the requisite regulatory approvals for the development, commercialization and marketing of CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC. HSA (or other relevant regulatory authorities) can delay, limit or refuse to grant approval of any of our product candidates for many reasons. For further details about such reasons, please refer to the risk factor entitled “Clinical trials involve a lengthy and costly process with an uncertain outcome, and we may encounter substantial delays due to a variety of reasons outside our control”. Any delay in obtaining, or inability to obtain, requisite regulatory approvals will delay or hinder our ability to successfully commercialize CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC. This may have a material and adverse impact on our business, financial condition, results of operations and growth prospects.

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

Identifying and qualifying suitable patients to participate in our clinical trials is vital to our development of our product candidates. We need the enrollment of a sufficient number of patients suitable to undergo such clinical trials, including patients who are suffering from the disease that the product candidate is intended to treat and who meet other eligibility criteria for any clinical trial of a new product candidate. The rate of patient enrollment, which is a pivotal factor in determining the timing of clinical trials, is dependent on many factors beyond our control, including:

●	our ability to locate and set up clinical trial sites;
●	the size and nature of the patient population;
●	the design and eligibility criteria of the clinical trial;
●	the physical proximity of patients to clinical sites;
●	the patient referral practices and protocols of medical practitioners;
●	changing medical practice patterns or guidelines related to the clinical trial indications we are investigating;
●	competing clinical trials or approved therapies which are seen as an attractive alternative to patients and their medical practitioners;
●	perceived risks and benefits of the product candidate under study, including as a result of adverse effects observed in similar or competing therapies;
●	our ability to obtain and maintain consent to our clinical trials from patients which may be affected as a result of various reasons, including but not limited to, patients’ unwillingness to participate in our clinical trials due to the pandemics, epidemics, or outbreaks of infectious diseases, including future outbreaks of COVID-19 variants, Respiratory Syncytial Virus (“RSV”), or the flu;
●	the risk that enrolled patients will drop out of our clinical trial or die before completion of the clinical trial;
●	our patients failing to complete a clinical trial or returning for post-treatment follow-up; and
●	our ability to manufacture or obtain the requisite materials for a patient and clinical trial.

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

We are aware of the recent developments of our potential competitors for allogeneic CAR gamma delta T- cell therapy. Based on publicly disclosed information, in May 2023 Acepodia Biotech, Inc. announced first patient dosed in their phase 1 clinical trial of an anti-CD20 armed allogeneic gamma delta T-cell therapy to treat patients with Non-Hodgkin’s Lymphoma, as well as FDA Clearance of Investigational New Drug (IND) Application for a First-in-Class Allogeneic Anti-EGFR Cell Therapy. In first quarter 2024, Bristol Myers Squibb (NYSE: BMY) announced U.S. FDA approval for CD19-directed CAR T cell therapy as the first and only CAR T cell therapy for adults with relapsed or refractory Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL), as well as Priority Review for Follicular Lymphoma (FL) and Relapsed or Refractory Mantle Cell Lymphoma (MCL). In October 2023, Immatics N.V. (NASDAQ: IMTX) received FDA Regenerative Medicine Advanced Therapy (RMAT) designation for a TCR-T cell therapy targeting PRAME, a protein frequently expressed in a large variety of solid tumors, with current ongoing discussions with FDA to enter registration-enabling Phase 2 trial in melanoma in 2024. In December 2023, Adicet Bio, Inc. (Nasdaq: ACET) reported robust dose-dependent expansion and persistence for their gamma-delta T-cell therapy through their ongoing clinical phase I trial for advanced lymphoma, displaying a strong exposure profile and was positively associated with both PD correlates and clinical response.

Our existing competitors in the field of gamma delta T cell therapy are listed in Table 2 of the section entitled “Competition” in this annual report. We are aware of the recent development of our potential competitor for allogeneic gamma delta T- cell therapy. Based on publicly disclosed information, in November 2023, TC BioPharm (Holdings) PLC (Nasdaq: TCBP) announced FDA Clearance of a Phase 1B IND for its allogeneic unmodified gamma delta T-cell product in patients with relapsed/refractory acute myeloid leukemia. As of date of this annual report, we are not aware of any approved Phase III trial for gamma delta T cell-based cancer immunotherapy. Our gamma delta T cell product candidate may also face competition from other cell-based immunotherapy approaches derived from NK cells and T cells.

Our existing competitors in the field of iPSC-derived immune cells include Fate Therapeutics, Inc. (Nasdaq:FATE), Takeda-CiRA joint program (Takeda Pharmaceutical Company Limited (NYSE:TAK), Centre for iPS Cell Research and Application, Kyoto University) and Century Therapeutics, Inc. (Nasdaq:IPSC). In January 2024, Fate Therapeutics has announced initiation of a phase I clinical trial for an iPSC-derived CAR T-cell product targeting human epidermal growth factor receptor 2 (HER2). As of the date of this annual report, Takeda-CiRA joint program is in its pre-clinical stage.

Many of our existing or potential competitors may have greater financial and other resources, larger teams of R&D staff, and more experienced capabilities in researching, developing and testing products than we do. Many of these companies also have more experience in conducting clinical trials, obtaining relevant regulatory approvals, and manufacturing, marketing and distributing therapeutic products. Smaller or pre-clinical stage companies like us may successfully compete by establishing collaborative relationships with larger pharmaceutical companies or academic institutions. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance. Our competitors’ treatments may be more clinically effective, or more effectively marketed, than any treatment we may commercialize, and they may render our treatments obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our treatments.

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

As of the date of this annual report, we have thirty-four (34) full-time employees. We are required to continue expanding our managerial, operational, quality, manufacturing, finance, sales and other resources in order to manage our operations and clinical trials, continue our development activities and eventually commercialize our product candidates. Our existing management and personnel, systems and facilities may not be sufficient to manage and support our future growth. Our growth strategy requires that we:

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

As of the date of this annual report, we do not carry insurance for all categories of risk that our business may encounter. We maintain clinical trial insurance coverage for the ANGELICA Trial and if we successfully commercialize any product candidate we intend to obtain a product liability insurance. Our license agreements include broad obligations to indemnify our licensors against losses, damages, costs, or expenses or claims for compensation arising of the products we are developing or licensed cell line we will use in connection with our product. Insurance availability, coverage terms and pricing continue to vary with market conditions. We will endeavor to obtain appropriate insurance coverage for insurable risks that we identify from time to time. However, we may fail to accurately predict, assess or quantify insurable risks. We may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability may require us to pay substantial amounts, which would materially and adversely affect our business, financial condition, results of operations and growth.

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

We do not currently carry a valid Directors’ and Officers’ insurance policy which expired on April 19, 2024. We are reviewing the requirements of the Directors’ and Officers’ insurance policy and do not intend to renew until we identify a suitable insurer. Even if we renew such insurance, any such claim that may be brought could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance, or that is in excess of the limits of the insurance coverage. We recognize the corporate litigation in general, subjecting directors and officers to expensive litigation risks. We desire to attract and retain talented and experienced individuals, to serve as directors and officers of the Company and/or one or more subsidiaries of the Company, free from undue concern for claims for damages arising out of or related to such services to the Company and/or one or more subsidiaries of the Company, we have determined and agreed to indemnify our directors and officers to the maximum extent permitted by law.

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

Our current cGMP Facility may not be sufficient to handle the large-scale commercial manufacture and production of product candidates

As of the date of this annual report, we are a pre-clinical biopharmaceutical company with four product candidates: CTM-N2D, CTM-GDT, iPSC-gdNKT and CTM-MSC. Our cGMP Facility is equipped to undertake the manufacture and production of our product candidates for pre-clinical and clinical trial purposes. However, our current cGMP Facility may not have the capabilities and resources to undertake and facilitate large-scale commercial production of our product candidates. In the event that any of our product candidates reach the commercialization stage, we will need to incur additional expenses to build another facility which is equipped to handle large-scale manufacturing or outsource manufacturing and/or production.

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

Slight deviations from our normal manufacturing processes could result in a decrease in production yields, product defects and other supply disruptions. If, for any reason in our CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC clinical studies, we damage and/or lose the starting material for a manufactured product for any of our patients at any point in the process, the manufacturing process for that patient would need to be repeated from the beginning and the resulting delay could require restarting the manufacturing process, or could result in such patient withdrawing from our clinical trial. If microbial, viral and/or other contaminations are discovered in any of our product candidates or in any of the manufacturing facilities in which our products or other materials are manufactured, such manufacturing facilities may need to be closed for an extended period of time to investigate and salvage the contamination. We may have to maintain a chain of identity in which materials are pegged to a specific donor as they move from the donor to the manufacturing facility, through the manufacturing process and back to the clinical trial recipient. Maintaining a chain of identity is challenging and complex and requires a high degree of accuracy and precision, and failure to do so could result in adverse patient outcomes, loss of product or regulatory action, including withdrawal of our products from the market, if licensed. Any failure in the foregoing processes could render a batch of product unusable, affect the regulatory approvals of such product candidate, cause us to incur fines or penalties or prejudice our reputation and that of our product candidates.

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

Our manufacturing processes for CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC depend on the use of cell culture vessel, and other reagents, some of which might only be available from certain key suppliers. In addition, some of these reagents, at the time of procurement, typically expire after approximately four to six months. Due to the short expiration period, we are unable to store the reagents in large quantities for future needs to mitigate against the risk of shortage due to disruption of the supply chain.

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

We have not yet developed a validated methodology of freezing and thawing large quantities of CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC product candidates, which may be required for the storage and overseas distribution of our product candidates.

We have not yet developed a validated method of freezing and thawing CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC, which can be frozen and thawed in smaller quantities, in large quantities without damage, in a cost-efficient manner and without degradation over time. We may encounter difficulties not only in developing freezing and thawing methodologies for large scale use, but also in obtaining the necessary regulatory approvals for using such methodologies in treatment. If we cannot adequately demonstrate that our frozen product candidates are similar to our product candidates in unfrozen form to the satisfaction of the HSA and/or other regulatory authorities, we could face substantial delays in obtaining regulatory approvals from the HSA and/or other regulatory authorities. If we are unable to develop a validated method of freezing CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC for shipping purposes, our ability to promote adoption and standardization of our products candidates, as well as achieve economies of scale by centralizing our production facility, will be limited. Even if we are able to successfully freeze and CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC in large quantities, we will also need to develop a cost-effective and reliable distribution and logistics network, which we may be unable to accomplish.

Furthermore, we have not yet demonstrated long-term stability of cryopreserved CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC and therefore are not certain if we will be able to store the cryopreserved cells for extended periods of time. If we are unable to demonstrate such long-term stability, we will need to reduce the manufacturing batch size to ensure that the material we produce will be used before it expires. In that case, the scaling of our production processes will not deliver the efficiencies we expect, and the cost per dose of our product candidates will be substantially higher.

Due to various reasons (including the foregoing), we have not yet established the long-term stability of our cryopreserved CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC and we may not be able to commercialize CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC on a large scale or in a cost-effective manner. If any of our product candidates is found to be unstable, we will have to conduct more frequent manufacturing runs, which could cause us to incur significant additional expenses. Currently, we have identified a potential collaboration partner to develop cryopreservation method for our product candidates.

We believe we may require an updated and validated protocol for commercial-scale expansion and manufacturing of gamma delta T cells for conducting pivotal trials and for commercialization of our product candidates, if approved.

Future clinical trials that we conduct, as well as any potential commercialization of our product candidates when approved, will depend on the reliability, safety and efficacy of our processes for expanding, modifying and manufacturing CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC at scale. Our efforts to scale up production of our CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC in anticipation of future clinical trials or commercialization may reveal, an inability to overcome biology or may otherwise encounter challenges, including scrutiny from regulatory authorities. To the extent we encounter any such difficulties, our ability to conduct additional clinical trials or to scale for commercialization will be hindered or prevented, which would have an adverse effect on our business. Currently, we are in the midst of identifying potential collaboration partners to develop methods for the scaling up manufacturing of our product candidates.

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

We have entered into collaborations with third parties to develop or commercialize our product candidates, our prospects with respect to those product candidates will depend significantly on the success of those collaborations.

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

In addition, broad market and clinical trial industry factors could materially and adversely affect the market price of our ordinary shares, irrespective of our operating performance. The stock market in general, and Nasdaq Capital Market and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. We cannot predict the trading prices and valuations of these stocks, and of ours. For example, the trading prices for common stock of other biopharmaceutical and biotechnology companies have been highly volatile as a result of the COVID-19 pandemic. If any pandemics, epidemics, or outbreaks of infectious diseases, including future outbreaks of COVID-19 variants, Respiratory Syncytial Virus (“RSV”), or the flu, continue to rapidly evolve, the extent to which the outbreak may impact our business, pre-clinical studies and clinical trials is contingent on future developments, which are highly uncertain and cannot be accurately predicted. We may face a loss of investor confidence in the market for biopharmaceutical stocks or the stocks of other companies which investors perceive to be similar to us, the opportunities in the biopharmaceutical market or the stock market in general, which may decrease our share price regardless of our business, financial condition, results of operations or growth prospects.

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

We are a pre-clinical biopharmaceutical company focused on harnessing our proprietary technologies into creating novel cell-based immunotherapies for treatment of human cancers and degenerative diseases. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors.

We believe that the current development of CD19-targeting CAR-T cells in treating B-cell malignancies signifies that cellular immunotherapy is becoming one of the pillars in cancer care. However, we believe that it remains challenging to apply the current CAR-T principle into treatments of other type of cancers, in particular solid tumors, due to a variety of reasons, including (i) the reliance on the limited cell quality and quantity of patients, (ii) the lack of suitable surface cancer antigens and their recognition system and (iii) the risk of cancer escape because of a single antigen-targeting strategy. To this end, we have established two novel patient blood cell-independent platform technologies to manufacture “off-the-shelf” cell-based cancer immunotherapies: one of which depends on healthy donor blood cells and the other of which depends on iPSC. Such platform technologies and the resulting product candidates exploit the multiple antigen recognition systems of NK cells and gamma delta T cells in the human body and so as to recognize and treat a broad range of cancers. Built on the proprietary platform technologies that we licensed, we are developing three cellular immunotherapy product candidates: CTM-N2D, iPSC-gdNKT and CTM-GDT. CTM-N2D is our lead product candidate and it consists of expanded gamma delta T cells grafted with NKG2DL-targeting CAR to enhance anti-cancer cytotoxicity. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required.

Pursuant to the Clinical Study Agreement, the National University Hospital Singapore will conduct the ANGELICA Trial using our lead product candidate CTM-N2D, with Dr. Anand D Jeyasekharan, Consultant, Department of Hematology-Oncology of National University Hospital Singapore, being the principal investigator of the trial. Unless terminated earlier, the Clinical Study Agreement shall continue until completion of the trial. National University Hospital Singapore has obtained approval from the Singapore National Healthcare Group Domain Specific Review Boards in February 2023.

Pursuant to the Clinical Study Agreement, Company has agreed to (i) provide funding and supply at no cost to National University Hospital Singapore such quantities of the CTM-N2D as may be required for the ANGELICA Trial, (ii) to provide all relevant clinical information, (iii) where applicable, to provide an instruction manual/guide, product labels, storage, handling and safety instructions and advice which are required for the safe and proper use of CTM-N2D and the proper planning and conduct of the trial. In March 2023, we obtained and provided to National University Hospital Singapore a clinical trial insurance certificate required to conduct the trial in Singapore. In July 2023, we have started the clinical trial, with the donor recruitment to obtain healthy donor PBMCs which would serve as starting material for manufacturing of CTM-GDT for patients in the trial.

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

We anticipate recruiting our first patient in the second quarter of 2024. Please refer to the sections entitled “Business – Our Solutions and Product Candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC” and “Business – CTM-N2D Therapy – Development Status of CTM-N2D Therapy” in this annual report for further details on the application process and progress. We expect to expand our pipeline further in Phase II trials of CTM-N2D therapy for specific cancer indications. Our second product candidate iPSC-gdNKT utilizes iPSC as a starting material to generate gdNKT, which is a synthetic hybrid of a gamma delta T cell and a NK cell. The hybrid cells express receptors of both cells which potentially allow the gdNKT cells to recognize and treat a broad range of cancers. This product has been undergoing pre-clinical process development since the fourth quarter of 2022, and is targeting to commence pre-clinical studies after 2024. Our third product candidate, CTM-GDT consists of expanded allogeneic gamma delta T cells and exploits the potential of these cells to recognize and treat a broad range of cancers.  We are working with The University of Texas M.D. Anderson Cancer Center on using CTM-GDT against lymphoma and breast cancer in preclinical studies. Through a US agent, we have submitted a drug master file to US FDA and intend to pursue an investigational new drug application in the near future. CTM-GDT is considered a CGTP in Malaysia according to NPRA and we intend to manufacture the investigational product locally. Therefore, a CTX application to NPRA is required prior to commencing clinical trial. We are looking to submit a CTX application for Phase I clinical trial to NPRA, Malaysia after 2023.

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

In-house Development of the Technologies into Cell Therapies for Cancers

The cell therapy products currently in our pipeline are based on the patented, core proprietary technologies licensed from A*STAR, Singapore’s lead R&D agency in the public sector. The key inventors of these proprietary technologies licensed to us from A*STAR, Dr. ZENG Jieming and Dr. WANG Shu, have been actively involved as technology inventors in the product development of these proprietary technologies since 2018. Dr. ZENG Jieming joined us in 2019 as a full-time employee, serving as our Chief Scientific and Medical Officer to oversee product development and manufacturing. Dr. TAN Wee Kiat, a scientist who is familiar with the CTM-N2D technology, has been employed by us on a full-time basis as our Co-Chief Executive Officer and Chief Operating Officer.

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

Our Solutions and Product Candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC

Due to the obvious limitations of the current CAR-T technologies, we believe it is imperative to explore different cytotoxic cell sources, cancer-targeting strategies and production schemes for other types of cancers, in particular, solid tumors. To this end, we have designed and established three novel patient blood cell-independent platform technologies, in which we use healthy donor blood cells and induced pluripotent stem cells to develop and manufacture “off-the-shelf” cell-based cancer immunotherapies. Our current product candidates in the pipeline include CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC.

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

Compared with autologous gamma delta T cells expanded from patient’s own blood cells, allogeneic gamma delta T cells expanded from blood cells of healthy donors may provide a more cytotoxic cell source. Moreover, unlike autologous gamma delta T cells, the number of allogeneic gamma delta T cells that can be obtained during manufacturing is not restricted by the starting materials from the patient himself. Hence, we believe that it is valuable to further explore the potential cytotoxicity of allogeneic gamma delta T cells in clinical trials. To this end, we are also developing allogeneic gamma delta T cells into CTM-GDT therapy for cancer treatment (Figure 6). We are working with The University of Texas M.D. Anderson Cancer Center on CTM-GDT against lymphoma and breast cancer in preclinical studies. Through a US agent, we have submitted a drug master file to US FDA and intend to pursue an investigational new drug application in the near future. CTM-GDT is considered a CGTP in Malaysia according to NPRA and we intend to manufacture the investigational product locally. Therefore, a CTX application to NPRA is required prior to commencing clinical trial. We are looking to submit a CTX application for Phase I clinical trial to NPRA, Malaysia after 2023.

Figure 6. Manufacturing process of allogeneic γδ T cells (CTM-GDT therapy).

CTM-MSC

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

On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. In this collaboration, we are looking to provide CTM-MSC and its conditioned media for in vivo studies and Phase I clinical trial in Singapore.

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

Development Status of CTM-N2D Therapy

We have translated the CAR- gamma delta T cell technology into a trial-ready cell therapy CTM-N2D for further evaluation in a clinical trial. The proposed clinical trial currently being discussed is an open-label, single-center, dose escalation, Phase I study. The study objectives are to determine safety, activity, and safe dosage of haploidentical or allogeneic NKG2DL-targeting CAR-grafted gamma delta T cells, which will be given in four weekly doses to patients with relapsed or refractory solid tumors of different types. We have conducted a pre-submission meeting with HSA. A full clinical trial dossier including trial protocol, Investigator’s Brochure (IB) and Chemistry, Manufacturing, and Control (CMC) has been submitted and reviewed by HSA during the pre-submission meeting, which has concluded that they have no major issues with the documents. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. Pursuant to the Clinical Study Agreement, the National University Hospital Singapore will conduct the ANGELICA Trial using our lead product candidate CTM-N2D, with Dr. Anand D Jeyasekharan, Consultant, Department of Hematology-Oncology of National University Hospital Singapore, being the principal investigator of the trial. Unless terminated earlier, the Clinical Study Agreement shall continue until completion of the trial. National University Hospital Singapore has obtained approval from the Singapore National Healthcare Group Domain Specific Review Boards in February 2023. Pursuant to the Clinical Study Agreement, Company has agreed to (i) provide funding and supply at no cost to National University Hospital Singapore such quantities of the CTM-N2D as may be required for the ANGELICA Trial, (ii) to provide all relevant clinical information, (iii) where applicable, to provide an instruction manual/guide, product labels, storage, handling and safety instructions and advice which are required for the safe and proper use of CTM-N2D and the proper planning and conduct of the trial. In March 2023, we obtained and provided to National University Hospital Singapore a clinical trial insurance certificate required to conduct the trial in Singapore. In all publications generated from the ANGELICA Trial, both Company and National University Hospital Singapore would be granted co-authorship. All the study results shall be jointly owned by both parties. Discoveries or inventions that relate to any enhancements or modifications to the CTM-N2D arising from the conduct of the ANGELICA Trial, whether conceived or reduced to practice either solely by or jointly with National University Hospital Singapore, will be the joint property of National University Hospital Singapore and Company. Either party may terminate the Clinical Study Agreement at any time upon providing at least thirty (30) days’ prior written notice to the other party. National University Hospital Singapore may terminate the Clinical Study Agreement immediately in the event National University Hospital Singapore and/or the principal investigator believes on reasonable grounds that continuing the said trial poses an unacceptable risk to the rights, interests, safety or well-being of human subjects, or if a serious adverse event occurs which necessitates the discontinuance of the ANGELICA Trial. We anticipate recruiting our first patient in the second quarter of 2024. The development status of CTM-N2D therapy is depicted in Figure 1.

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

76

77

Figure 23. Our Administration Office and Laboratory in Singapore.

cGMP Facility in Malaysia

Our fully equipped, all-in-one cGMP Facility, consisting of office, R&D laboratory, quality control laboratory and cGMP facility is situated at 12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Johor, Malaysia (Figure 24), and has the capacity to manufacture our cell therapy product candidates, CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC, for use in R&D and Phase I and Phase II clinical trials. We have also successfully completed similar trial production runs for CTM-GDT in the cGMP Facility.

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

Patent License

In June 2018, we entered into an exclusive, worldwide, non-sublicensable, non-transferable and revocable-for-cause license with ATPL under two pending patent applications filed under the Patent Cooperation Treaty (PCT) related to NKG2DL-targeting CAR-gamma delta T cell and iPSC-gdNKT cell technology, and any granted patent(s) and application(s) claiming common priority with and from such applications in the field of immunotherapy, including stem cell therapy, which was subsequently amended by an addendum entered into in December 2020, a second addendum entered into in September 2021, and a third addendum entered into in October 2022 (“Patent License”). Both Dr. ZENG Jieming and Dr. WANG Shu are the inventors of the CTM-N2D, CTM-GDT and iPSC-gdNKT cell technologies described in the Patent License, as well as co-founders and shareholders of the Company. The patent for the iPSC-gdNKT cell technology has been granted protection in Japan and China to ATPL until February 7, 2038, being 20 years from the filing date of February 8, 2018. The patent for NKG2DL-targeting CAR-gamma delta T cell has been granted protection in the United States, Malaysia and China to ATPL until February 7, 2038, being 20 years from the filing date of February 8, 2018.

ATPL is not obligated under the Patent License to render any technical assistance, maintenance or support services with respect to the Company. ATPL and its affiliates retained the right to use and develop the licensed patents solely for internal R&D purposes. ATPL made no warranties as to the licensed patents or that use of them would be free from infringement of third party rights.

The Company owns any new versions of, modifications, additions, improvements, upgrades, and development to the licensed technology developed by the Company (“Enhancements”)

Payments to ATPL pursuant to the Patent License include an upfront licensing fee (in the mid-five figure Singapore dollar) and royalties, subject to an annual minimum payment (in the low-five figure Singapore dollar). Royalties which are calculated based on tiered low single-digit percentage of net sales, and an annual minimum royalty, payable until the end of the term of the Patent License. To date, we have paid APTL an aggregate of S$117,900, including an upfront license fee, annual minimum royalty and the milestone payment. Under this Patent License, we are also required to pay an aggregate of S$650,000 for various milestones related to the clinical development and to meet commercialization milestones of our product candidates.

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

Two Patent Families

CAR-gdT

Four patent grants and 4 pending patent applications made by A*STAR are related to our CTM-N2D and CTM-GDT cells technologies, and include manufacturing process, treatment and compositions of matter claims. The issued patent grants are the European, the United States, China and Malaysia patents and are licensed from ATPL. The pending patent applications include applications in Singapore, United Kingdom, Germany and France. Of these issued and pending patent applications, none are owned or co-owned by us. The expiration date of the issued patent and pending patent applications are approximately 2038.

iPSC-gdNKT

Two patent grants and 6 pending patent applications made by A*STAR are related to our iPSC-gdNKT cell technology, and include manufacturing process, treatment and compositions of matter claims. The issued patent grants are the Japan and China patents and are licensed from ATPL. The pending patent applications include applications in the United States, Malaysia, Singapore, United Kingdom, Germany and France. Of these issued and pending patent applications, none are owned or co-owned by us. The expiration date of the issued patent and pending patent applications are approximately 2038.

Know-How License

In October 2020, Puricell entered into a license agreement with ATPL, under which ATPL granted Puricell and its affiliates a worldwide, fee bearing, royalty bearing, non-exclusive, non-sublicensable, non-transferable and revocable-for-cause license to use ATPL’s GMP-compatible reprogramming of human blood cells know-how for research, development, and manufacturing of GMP-grade human iPSC derived from the licensed technology and to use, make, have made, manufacture, distribute, market, import, export, sell and have sold GMP-grade human iPSC which incorporate the licensed know-how or which cannot be developed, manufactured, used, sold, performed or provided without infringing ATPL’s rights in the licensed know-how (“Know-How License”). Payments to ATPL pursuant to the Know-How License include a nominal upfront license fee and royalties which are calculated based on a percentage ranging from the low-single digit to mid-single digit of net revenue up to an agreed maximum amount and an annual minimum royalty (in the low-four figure Singapore dollar). To date, we have paid ATPL an aggregate of S$8,570, including an upfront license fee and annual minimum royalty. The last royalty payment will be on December 15, 2030. The term of the Know-How License is ten (10) years, unless terminated earlier.

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

Trademarks

We also seek to protect our brand through trademark rights. As of the date of this annual report, “CytoMed Therapeutics” and our logo has been registered in Singapore on June 21, 2021 and will be due for renewal on June 21, 2031. Our trademark registration application in Malaysia has been registered on June 24, 2021 and will be due for renewal on June 24, 2031. On March 25, 2024, we filed a trademark registration application in People’s Republic of China which the examination process is currently underway.

Domain Names

As of the date of this annual report, the Company owns the domain name “Cytomed.sg”, which was registered in 2018 and is due for renewal in 2026.

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

We are aware of the recent developments of our potential competitors for allogeneic CAR gamma delta T- cell therapy. Based on publicly disclosed information, in May 2023 Acepodia Biotech, Inc. announced first patient dosed in their phase 1 clinical trial of an anti-CD20 armed allogeneic gamma delta T-cell therapy to treat patients with Non-Hodgkin’s Lymphoma, as well as FDA Clearance of Investigational New Drug (IND) Application for a First-in-Class Allogeneic Anti-EGFR Cell Therapy. In first quarter 2024, Bristol Myers Squibb (NYSE: BMY) announced U.S. FDA approval for CD19-directed CAR T cell therapy as the first and only CAR T cell therapy for adults with relapsed or refractory Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL), as well as Priority Review for Follicular Lymphoma (FL) and Relapsed or Refractory Mantle Cell Lymphoma (MCL). In October 2023, Immatics N.V. (NASDAQ: IMTX) received FDA Regenerative Medicine Advanced Therapy (RMAT) designation for a TCR-T cell therapy targeting PRAME, a protein frequently expressed in a large variety of solid tumors, with current ongoing discussions with FDA to enter registration-enabling Phase 2 trial in melanoma in 2024. In December 2023, Adicet Bio, Inc. (Nasdaq: ACET) reported robust dose-dependent expansion and persistence for their gamma-delta T-cell therapy through their ongoing clinical phase I trial for advanced lymphoma, displaying a strong exposure profile and was positively associated with both PD correlates and clinical response.

Our existing competitors in the field of gamma delta T cell therapy are listed in Table 2 of the section entitled “Competition” in this annual report. We are aware of the recent development of our potential competitor for allogeneic gamma delta T- cell therapy. Based on publicly disclosed information, in November 2023, TC BioPharm (Holdings) PLC (Nasdaq: TCBP) announced FDA Clearance of a Phase 1B IND for its allogeneic unmodified gamma delta T-cell product in patients with relapsed/refractory acute myeloid leukemia. As of date of this annual report, we are not aware of any approved Phase III trial for gamma delta T cell-based cancer immunotherapy. Our gamma delta T cell product candidate may also face competition from other cell-based immunotherapy approaches derived from NK cells and T cells.

Our existing competitors in the field of iPSC-derived immune cells include Fate Therapeutics, Inc. (Nasdaq:FATE), Takeda-CiRA joint program (Takeda Pharmaceutical Company Limited (NYSE:TAK), Centre for iPS Cell Research and Application, Kyoto University) and Century Therapeutics, Inc. (Nasdaq:IPSC). In January 2024, Fate Therapeutics has announced initiation of a phase I clinical trial for an iPSC-derived CAR T-cell product targeting human epidermal growth factor receptor 2 (HER2). As of the date of this annual report, Takeda-CiRA joint program is in its pre-clinical stage.

Table 2. Companies exploring γδ T cell-based immunotherapy (adapted from Kabeliz D et al, 2020).

Many of our existing or potential competitors may have greater financial and other resources, larger teams of R&D staff, and more experienced capabilities in researching, developing and testing products than we do. Many of these companies also have more experience in conducting clinical trials, obtaining relevant regulatory approvals, and manufacturing, marketing and distributing therapeutic products. Smaller or pre-clinical stage companies like us may successfully compete by establishing collaborative relationships with larger pharmaceutical companies or academic institutions. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance. Our competitors’ treatments may be more clinically effective, or more effectively marketed, than any treatment we may commercialize, and they may render our treatments obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our treatments.

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

Cell Therapy in Singapore and Malaysia

The cell therapy sector in Singapore and Malaysia is at a nascent stage, with only a handful of biopharmaceutical companies within the cellular immunotherapy space in the treatment of cancer. Singapore approved the first CAR-T therapy for cancer treatment in March 2021, Kymriah® by Novartis (Singapore) Pte Ltd, which is the first commercially approved CAR-T therapy in Singapore currently in use for certain specific forms of B-cell malignancies. Yescarta is the second commercially approved CAR-T therapy for a similar indication. SpheChon is the third approved cell therapy, for degenerative disease, particularly for joints. Malaysia has not yet approved any CAR-T therapy for treatment of cancer for commercial use.

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

Business Strategies and Future Plans

CytoMed is a pre-clinical biopharmaceutical company and aims to establish itself as one of the leading biopharmaceutical companies in Asia engaged in the immunotherapy and degenerative diseases R&D, with the goal of providing affordable cell-based cancer immunotherapy for unmet needs and MSC for treatment of degenerative diseases. We are headquartered in Singapore with our production facilities in Malaysia for cost efficiency.

We intend to focus on developing our two (2) “off-the-shelf, allogeneic” technology platforms centered on gamma delta T cells and iPSCs respectively for cell based cancer immunotherapy, and MSC for degenerative diseases. Please refer to the “Business” section for further details.

Our aim is to be amongst the pioneers of cellular immunotherapy treatment for cancer to serve the emerging economies within South-east Asia. We aim to strategically position ourselves as a bridge between the cutting-edge of cellular therapy in the U.S. and our origin amongst emerging economies in South-east Asia, with our headquarter located in Singapore. We believe that the U.S. has the depth and breadth of expertise and experience to accelerate our R&D efforts in cellular therapy. We aim to establish our profile with like-minded biopharmaceutical companies, researchers, scientists and sources of investment capital within the U.S and Asia.

We have embarked on our China strategy via a collaborative effort on using our CTM-GDT for cancer immunotherapy. We intend to conduct an investigator initiated clinical trial through local partners in Chongqing, one of the most populous regions in China.

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

We have invested in and completed construction of our own cGMP Facility which is fully equipped with state-of-the-art equipment, which we believe is capable of handling the manufacturing for Phase I and Phase II clinical trials for our clinically-ready CAR T therapy, which is trade-named “CTM-N2D”. Our cGMP Facility has been audited by the NPRA of the Ministry of Health Malaysia, which has determined that our cGMP Facility has a satisfactory level of compliance. We believe our proprietary product candidate, CTM-N2D, is clinically ready to commence clinical trials while our iPSC-gdNKT platform is at the final development stage for clinical trials as of the date of this annual report. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. We have already recruited a competent team of scientists and technicians and have provided them with the necessary training to manufacture the investigational product for clinical trial. We anticipate recruiting our first patient in the second quarter of 2024. Our iPSC-gdNKT platform is in the pre-clinical development stage as of the date of this annual report.

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

Singapore

It is intended that the Singapore Laboratory will be used, amongst others, to conduct research in Singapore. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. In July 2023, we have started the clinical trial, with the donor recruitment to obtain healthy donor PBMCs which would serve as starting material for manufacturing of CTM-GDT for patients in the trial.

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

Our research has been conducted in our laboratories in Malaysia and we are preparing to conduct trials in Singapore. While we intend to manufacture any approved product candidates in Malaysia, we may potentially conduct research, trials, presentations, advertisements, and treatments in Singapore. As our CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC cell technologies may be considered as CTGTP, we are therefore mindful of the restrictions under the HPA and its regulations that could require us to obtain approvals and/or licensing in Singapore.

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

HCSA

The phased implementation of the HCSA commenced from January 3, 2022, with 3 phases implemented as thus far. As at December 18, 2023, the PHMCA is repealed.

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

Section 3 of the HCSA defines “healthcare service” to mean any of the following services, whether or not provided for reward:

(a)	assessment, diagnosis, treatment, prevention or alleviation of an ailment, a condition, disability, disease, disorder or an injury affecting any part of the human body or mind;
(b)	nursing or rehabilitative care of an individual suffering from an ailment, a condition, disability, disease, disorder or an injury mentioned in paragraph (a);
(c)	conduct of any clinical procedure to change, or that is intended to change, the appearance or anatomy of an individual;
(d)	assessment of the health of an individual;
(e)	any other service of a medical or healthcare nature that is prescribed;

Licensable healthcare services mean any of the healthcare services listed in the First Schedule of the HCSA.

CTGT is a newly regulated service covered under the HCSA. As of the date of this annual report, specific regulations in relation to CTGT under the HCSA have not been released.

Notwithstanding that specific regulations in relation to CTGT have yet to be released, the HCSA generally states the following likely to be generally relevant to CTGT:

(i)	for selected services, mandates the appointments of key personnel in addition to the licensee – namely the key appointment holder, Principal Officer, and Clinical Governance Officer (as defined in the HCSA) – to strengthen governance and oversight of healthcare services;

(ii)	mandates the institution of quality assurance committees and/or clinical ethics committees for select licensees, and/or service review committees for selected services or programs that are deemed higher risk, more complex or of greater public interest;

(iii)	enhances MOH Singapore’s powers to gather data for the purposes of patient safety, care, welfare, and public health interest, and to publish information about non-compliant licensees and unlicensed providers;

(iv)	places restrictions on licensees’ names to minimize public misperception;

(v)	places restrictions on the provision of licensable healthcare services together with other unrelated or unlicensed services at a premise or a conveyance; and

(vi)	only a licensee or a person acting on the authority of a HCSA licensee may advertise licensable healthcare services.

Regulations such as the Healthcare Services (General) Regulations, Healthcare Services (Advertisement) Regulations, and other regulations in relation to the specific services, will have to be complied with under the HCSA. Given the legislation and regulations relating to CTGTs in Singapore, we and/or the hospitals and/or third parties that we may collaborate with will be required to, inter alia, ensure compliance with all applicable legislation and regulations in force, implement controls, obtain the necessary licenses and approvals, depending on factors including the location(s) of our clinical trials and research and healthcare services using CTGTs.

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

CytoMed Malaysia does not hold any license to use poison, as the use of poison is for the sole purpose of research only.

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

CytoMed Malaysia currently holds an import and an export license which allow it to import or export human tissues or any part thereof and any pathogenic organisms or substances or any part thereof.

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

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report are made at a rate of S$1.3193 to U.S.$1.00, the exchange rate in effect as of December 31, 2023 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

Overview

We are a pre-clinical biopharmaceutical company focused on the R&D of allogeneic, “off-the-shelf” cell-based immunotherapies for treatment of human cancers. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing four product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC.

On April 18, 2023, we completed our Offering, whereby we issued and sold 2,412,369 ordinary shares at a price to the public of U.S.$4.00 per share for aggregate gross proceeds of S$12.94 million (U.S.$9.81 million). We received S$10.31 million (U.S.$7.81 million) in net proceeds after deducting underwriting discounts and commissions and offering expenses.

The following table presents our consolidated statements of profit or loss and comprehensive loss data for the financial years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	S$	S$	S$	U.S.$

Revenue	-	-	-	-
Other operating income	154,610	485,374	803,904	609,341
Other gains/(losses) including fair value changes on financial instruments - net	3,185	(1,116,622)	(492,910)	(373,615)
Research expenses	(1,090,623)	(1,522,765)	(1,589,693)	(1,204,952)
Depreciation of property, plant and equipment	(98,721)	(109,246)	(101,866)	(77,212)
Amortization of intangible assets	(2,512)	(2,500)	(2,187)	(1,658)
Employee benefits expenses	(168,802)	(210,657)	(454,143)	(344,230)
Finance expenses	(117,696)	(125,175)	(51,282)	(38,871)
Other expenses	(518,766)	(494,675)	(2,213,142)	(1,677,512)
Share of results of associate	(212,578)	(33,546)	(31,198)	(23,647)
Loss before income tax	(2,051,903)	(3,129,812)	(4,132,517)	(3,132,356)
Income tax expense	-	(1,640)	(653)	(495)
Loss for the year	(2,051,903)	(3,131,452)	(4,133,170)	(3,132,851)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation loss	(22,628)	(96,504)	(89,918)	(68,155)

Total comprehensive loss for the year	(2,074,531)	(3,227,956)	(4,223,088)	(3,201,006)

Loss attributable to:
Equity holders of the Company	(2,051,650)	(3,131,209)	(4,132,896)	(3,132,643)
Non-controlling interests	(253)	(243)	(274)	(208)
Total	(2,051,903)	(3,131,452)	(4,133,170)	(3,132,851)

Total comprehensive loss attributable to:
Equity holders of the Company	(2,074,278)	(3,227,713)	(4,222,814)	(3,200,798)
Non-controlling interests	(253)	(243)	(274)	(208)
Total	(2,074,531)	(3,227,956)	(4,223,088)	(3,201,006)

Loss per share for loss attributable to equity holders of the Company
Basic and diluted	(0.30)	(0.40)	(0.39)	(0.29)

Weighted average number of ordinary shares used in computing loss per share
Basic and diluted	6,934,824	7,915,101	10,630,344	10,630,344

Key Factor Affecting Our Results of Operations

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

Other Operating Income

Other operating income amounted to S$154,610, S$485,374 and S$803,904 for the financial years ended December 31, 2021, 2022 and 2023, respectively. The income was primarily consisted government grants received in view of the COVID-19 pandemic and support in relation to the technology innovation, research income and interest income. The following table sets forth the breakdown of our other operating income for these periods:

	Year ended December 31,
	2021	2022	2023
	S$	S$	S$
Government grants:
Jobs Support Scheme	4,880	-	-
Wage Subsidy Program	7,385	3,099	-
Enterprise Development Grant	10,400	8,640	-
Jobs Growth Incentive	3,750	5,550	-
Hiring Incentive and Training Programme	7,709	9,077	3,459
Startup SG Tech - Proof-of-concept grant	-	84,091	-
Others	3,080	2,880	4,112
Research income	113,841	363,912	507,736
Interest income	3,369	2,097	285,719
Others	196	6,028	2,878
Total	154,610	485,374	803,904

The Hiring Incentive and Training Programme (“Hiring Incentive”) was an economic recovery incentive introduced in Malaysia to promote job creation among employers while increasing employment prospects. For the financial years ended December 31, 2021, 2022 and 2023, the Hiring Incentive amounted to S$7,709, S$9,077 and S$3,459, respectively.

The Startup SG Tech - Proof-of-concept (“SSG Tech POC”) grant is a scheme to drive the growth of startups based on proprietary technology and to foster the spirit of deep-tech innovation among startups. Under the scheme, qualifying companies may receive early-stage funding for developing and commercializing the innovations. For the financial year ended December 31, 2022, SSG Tech POC grant amounted to S$84,091 and the development project was terminated during the financial year ended December 31, 2023.

Research income was derived from the manufacturing of limited quantities of cells for researchers and institutions on a non-profit, cost recovery basis for the purpose of research. Research income was S$113,841 for the financial year ended December 31, 2021. For the financial years ended December 31, 2022 and 2023, research income increased by 219.7% and 39.5% as compared to the respective previous year, mainly because of the increase in demand from the researchers and institutions.

Interest income from fixed deposits was S$3,369 and S$2,097 for the financial years ended December 31, 2021 and 2022, respectively. For the financial years ended December 31, 2023, interest income rose to S$285,719 mainly from the placement of Offering proceeds in fixed deposits.

Other gains/(losses) including fair value changes on financial instruments – net

Other gains/(losses) including fair value changes on financial instruments – net, mainly consist of the net currency exchange losses and the fair value changes on convertible loans and warrants. We recorded a net other gain of S$3,185 for the financial years ended December 31, 2021. The net other loss for the financial year ended December 31, 2022 increased by S$1.12 million as compared to previous year, primarily pertaining to an increase of S$1.10 million in fair value of the convertible loans. The net other loss dropped to S$492,910 mainly due to the convertible loan were converted into ordinary shares and warrants granted to underwriters during the financial year ended December 31, 2023.

Research Expenses

Our research expenses consist primarily of costs incurred for our research and pre-clinical activities. We expense research costs as incurred. Non-refundable advance payments for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed. The following table sets forth the breakdown of our research expenses for these periods:

	Year ended December 31,
	2021	2022	2023
	S$	S$	S$

Employee benefits expenses	400,250	500,038	642,533
Depreciation of property, plant and equipment	217,945	270,421	272,886
Amortization of intangible assets	10,700	10,700	4,209
Consumables expenses	304,120	310,938	489,112
Royalty expenses	10,700	9,592	30,382
Professional fees	63,387	317,613	20,779
Electricity expenses	60,366	64,968	62,515
Others	23,155	38,495	67,277
Total	1,090,623	1,522,765	1,589,693

Research expenses were S$1.09 million for the financial year ended December 31, 2021, compared to S$1.52 million for the financial year ended December 31, 2022. For the financial year ended December 31, 2023, research expenses increased by S$66,928, primarily attributable to the increase in consumables expenses by S$178,174, higher employee benefits by S$142,495 resulting from increase in headcount and employee salary rates, higher royalty expenses by S$20,790. This was partially offset by the decrease in professional fee of S$296,834.

Our R&D activities are central to our business. We expect that our research expenses will continue to increase in absolute amounts in the foreseeable future as we continue pre-clinical development for our product candidates and continue our advances in scientific research and product development.

Employee benefits expenses

Employee benefits expenses were S$168,802 for the financial years ended December 31, 2021. Employee benefits expenses increased by S$243,486 from S$210,657 for the financial year ended December 31, 2022 to S$454,143 for the financial year ended December 31, 2023, mainly driven by the increase in headcount and employee salary rates.

Finance Expenses

Finance expenses consisted interest expenses on bank borrowing, convertible loans, third party loans and lease liabilities.

Finance expenses were S$117,696 for the financial years ended December 31, 2021. Finance expenses decreased by S$73,893 from S$125,175 for the financial year ended December 31, 2022 to S$51,282 for the financial year ended December 31, 2023. This is mainly resulted from the decrease in convertible loans interest as the convertible loans were converted into ordinary shares during the financial year ended December 31, 2023.

Other Expenses

Other expenses consist mainly of Offering expenses and costs associated with being a public listed company, including annual listing fee, directors’ and officers’ insurance and investor relationship expenses. Other expenses also include, inter alia, professional fees for legal, auditing, tax and consulting services, and other expenses that are not attributable to R&D activities. The following table sets forth the breakdown of our other expenses for these periods:

	For the year ended December 31,
	2021	2022	2023
	S$	S$	S$

Advertising	2,481	-	33,307
Annual listing fee	-	-	64,370
Company insurance	-	-	282,797
Entertainment	310	3,260	30,977
Investor relationship expenses	-	-	204,808
Legal fees	-	-	115,272
Low-value assets rental	1,997	2,201	1,703
Offering expenses	316,805	199,625	758,563
Professional fees	118,036	184,253	396,915
Property tax	4,081	7,045	6,661
Printing and stationery	5,747	6,176	11,941
IT expenses	9,482	13,051	18,255
Repair and maintenance	3,504	8,720	3,728
Reversal of grant	-	-	84,091
Service fees	11,660	11,268	13,209
Subscription fee	833	2,165	1,083
Transportation and travelling expenses	867	3,364	144,998
Tools and supplies	1,086	3,516	2,333
Utilities	15,766	21,201	23,941
Others	26,111	28,830	14,190
Total	518,766	494,675	2,213,142

Other expenses were S$518,766 and S$494,675 for the financial years ended December 31, 2021 and 2022, respectively. The decrease of S$24,091 was due mainly to the decrease in Offering expenses and partially offset by the increase in professional fees and utilities. For the financial year ended December 31, 2023, other expenses increased by S$1,718,467 to S$2,213,142. The increase was mainly due to the increase in Offering expenses by S$558,938, costs associated with being a public listed of S$550,746, higher professional fees by S$212,662, higher transportation and travelling expenses by S$141,634, higher legal fees by S$115,272 and the reversal of SSG Tech POC grant of S$84,091.

Share of results of associate

Share of results of associate consisted of the share of post-acquisition results of an associate incorporated in Malaysia during the financial year and its impairment loss.

Share of loss of associate recognized by S$33,546 for the financial year ended December 31, 2022, while for the financial year ended December 31, 2023, share of loss of associate was recorded at S$31,198.

Loss for the year

As a result of the foregoing, we had loss of S$2.05 million, S$3.13 million and S$4.13 million for the financial years ended December 31, 2021, 2022 and 2023, respectively. If the non-recurring Offering expenses (S$758,563) and the costs associated with being a public listed company (S$550,746) are excluded, the loss for the year will be significantly reduced to S$2.82 million (approximately to US$2.14 million). We expect to continue to incur losses for the foreseeable future in connection with our ongoing activities. However, our cash position remains strong with S$9.00 million cash and cash equivalent as at December 31, 2023 which enables us to support the R&D activities, including the ANGELICA Trial and the research collaboration with Sengkang General Hospital considering our low-cost structure. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates.

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

Interest rate risk

As at December 31, 2021, 2022 and 2023, we had cash and cash equivalents of S$2.51 million, S$1.58 million and S$9.00 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates. We have not entered into investments for trading or speculative purposes.

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

As at December 31, 2021, 2022 and 2023, we had accumulated losses of S$5.07 million, S$8.20 million and S$12.33 million, respectively and net cash used in operating activities of S$1.71 million, S$1.40 million and S$3.43 million, respectively. We expect that our expenses and capital requirements will increase significantly in connection with our ongoing activities as we continue to develop and seek regulatory approvals for our product candidates, engage in other R&D activities to expand our pipeline of product candidates, maintain and expand our intellectual property portfolio, and ultimately establish a sales organization and operate as a public company.

As at December 31, 2021, 2022 and 2023, we had S$2.51 million, S$1.58 million and S$9.00 million, respectively, in cash and cash equivalents. Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have funded our operations primarily through private equity financing and issuance of convertible loans. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to the net proceeds from our Offering and other equity and debt financings as and when appropriate.

Cash Flows

The following table summarizes our cash flows for the years presented:

	For the year ended December 31,
	2021	2022	2023
	S$	S$	S$	U.S.$

Net cash used in operating activities	(1,712,985)	(1,398,409)	(3,432,830)	(2,602,010)
Net cash used in investing activities	(823,666)	(473,305)	(2,829,175)	(2,144,451)
Net cash generated from financing activities	4,173,396	968,716	10,919,885	8,277,030
Net changes in cash and cash equivalents	1,636,745	(902,998)	4,657,880	3,530,569
Cash and cash equivalents at beginning of year	885,272	2,512,768	1,579,718	1,197,391
Effect of foreign currency translation on cash and cash equivalents	(9,249)	(30,052)	(13,411)	(10,165)
Cash and cash equivalents at end of year	2,512,768	1,579,718	6,224,187	4,717,795

Operating Activities

During the financial year ended December 31, 2021, net cash used in operating activities amounted to S$1.71 million. This was primarily attributable to the loss for the year of S$2.05 million, adjusted for non-cash charges of S$377,892 for depreciation and amortization, fair value loss on convertible loans and unrealized currency translation losses, S$117,696 in interest expenses, S$3,369 in interest income, S$212,578 in share of results of associate and a S$369,248 net change in working capital.

During the financial year ended December 31, 2022, net cash used in operating activities amounted to S$1.40 million. This was primarily attributable to the loss for the year of S$3.13 million, adjusted for non-cash charges of S$1.46 million for depreciation and amortization, fair value gain on convertible loans and unrealized currency translation gains, S$125,175 in interest expenses, S$2,097 in interest income, S$33,546 in share of results of associate and a S$109,902 net change in working capital.

During the financial year ended December 31, 2023, net cash used in operating activities amounted to S$3.43 million. This was primarily attributable to the loss for the year of S$4.13 million, adjusted for non-cash charges of S$477,368 for depreciation and amortization, fair value gain on convertible loans and unrealized currency translation losses, S$223,845 in fair value changes on warrant liabilities, S$51,282 in interest expenses, S$285,719 in interest income, S$31,198 in share of results of associate and a S$104,918 net change in working capital.

Investing Activities

Net cash used in investing activities during the financial year ended December 31, 2021 was S$823,666, mainly due to the purchase of property, plant and equipment of S$582,354 and the balance payment for acquisition of an associate for S$241,312.

Net cash used in investing activities during the financial year ended December 31, 2022 was S$473,305, mainly due to the purchase of property, plant and equipment of S$473,795.

Net cash used in investing activities during the financial year ended December 31, 2023 was S$2.83 million, mainly due to the placement of fixed deposits of S$2.77 million.

Financing Activities

During the financial year ended December 31, 2021, net cash generated from financing activities was S$4.17 million mainly due to the proceeds from issuance of ordinary shares of S$2 million, proceeds from share application monies of S$2 million, and proceeds from a third-party loan of S$350,000. This was partially offset by the interest payment of S$117,696 and repayment of bank borrowings of S$51,452.

During the financial year ended December 31, 2022, net cash generated from financing activities was S$968,716 mainly due to the proceeds from issuance of ordinary shares of S$1.22 million, proceeds from a third party loan of S$300,000. This was partially offset by the repayment of a third party loan of S$350,000, interest payment of S$125,175 and repayment of bank borrowings of S$71,204.

During the financial year ended December 31, 2023, net cash generated from financing activities was S$10.92 million mainly due to the net proceeds from issuance of ordinary shares of S$11.31 million, partially offset by the repayment of a third party loan of S$300,000, interest payment of S$46,713 and repayment of bank borrowings of S$32,984.

Funding Requirements

Our plan of operation is to continue implementing our business strategy, continue R&D of CTM-N2D and our other product candidates and continue to expand our research pipeline and our internal R&D capabilities. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we conduct the ANGELICA Trial with National University Hospital Singapore, research collaboration with Sengkang General Hospital and advance the pre-clinical activities of our product candidates. In addition, we expect to incur additional costs associated with operating as a public company. Our future capital requirements will depend on many factors, including:

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

If we raise funds through strategic collaboration, licensing or other arrangements, we may relinquish significant rights or grant licenses on terms that are not favorable to us. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	S$	S$	S$	S$	S$
Contractual Obligations:
Bank borrowings (1)(2)	554,799	53,261	53,261	159,782	288,495
Lease liabilities (2)	6,462	6,462	-	-	-
Commitment:
Minimum royalty commitments	160,302	11,880	11,990	35,970	100,462
Capital commitments (3)	387,720	387,720	-	-	-
Loan commitments (4)	1,000,000	1,000,000	-	-	-

(1)	Includes scheduled principal payments on bank borrowings outstanding as of December 31, 2023.

(2)	Includes interest payments.

(3)	Relating to the purchase of a property in Malaysia for business expansion purposes.

(4)	Loan to a third party at 5.0% interest per annum to set up our presence in China (refer to the sections titled “Business Strategies and Future Plans” for further details).

Other than as shown above, we did not have any significant capital and other commitments, long term obligations or guarantees as of December 31, 2023.

C.	R&D Expenses

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

Recent Developments

The Company has assessed all events occurred from December 31, 2023, up through April 22, 2024, which is the date that these consolidated financial statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

On February 1, 2024, we completed the purchase of a property in Johor, Malaysia (“Purchase”) for business expansion by receiving the notice of transfer of ownership for the property from the Malaysian land office in which the sale and purchase agreement of such Purchase was entered with a third party on September 29, 2023 for a total purchase consideration of approximately S$431,000 (equivalent to approximately RM1.50 million).

On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. In this collaboration, we are looking to provide CTM-MSC and its conditioned media for in vivo studies and Phase I clinical trial in Singapore.

On March 25, 2024, we received the letter of acceptance for the acquisition of certain assets relating to the business of providing cord blood banking for a total offer price of approximately S$661,000 (equivalent to RM2.30 million). As at the date of this report, earnest deposit of approximately S$13,000 (equivalent to RM46,000) is paid and the management is in the midst of reviewing the master agreement relating to this acquisition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding the current members of our Board of Directors as of the date hereof.

Name	Age	Position/Title
Executive Directors CHOO Chee Kong	66	Director and Chairman
Dr. Lucas LUK Tien Wee	40	Director and Chief Clinical Officer
Dr. ZENG Jieming	51	Director and Chief Scientific and Medical Officer
Dr. TAN Wee Kiat	37	Director and Co-Chief Executive Officer and Chief Operating Officer

Independent Directors
Prof. LOH Yuin Han (1)	47	Independent Director
Dr. YEW Chak Hua (2)	43	Independent Director
Mark LEONG Kei Wei (3)	48	Independent Director
WU Tao Thomas (4)	59	Independent Director
Dr. TOH Keng Kiat (5)	83	Independent Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Audit Committee financial expert, Chair of the Audit Committee and Chair of the Compensation Committee.
(4)	Member of the Audit Committee.
(5)	Chair of the Nominating and Corporate Governance Committee and Member of the Audit Committee.

Executive Officers

The following table sets forth information regarding our current executive officers as of the date thereof.

Name	Age	Position/Title
CHOO Chee Kong	66	Chairman and Director
Dr. Lucas LUK Tien Wee	40	Chief Clinical Officer and Director
Dr. ZENG Jieming	51	Chief Scientific and Medical Officer and Director
Dr. TAN Wee Kiat	37	Co-Chief Executive Officer and Chief Operating Officer and Director
GOH Yvonne	35	Chief Financial Officer
TAN Yoong Ying	36	Chief Corporate Officer

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

Dr. TAN Wee Kiat, Ph.D., has served as our Chief Operating Officer since February 2019 and was appointed to the Board on April 18, 2023. He has also been serving as the Company’s Co-Chief Executive Officer since January 1, 2024. He oversees operations of the Company, including facility management, human resource, manpower allocation, manufacturing, quality control and assurance of cell therapy products, clinical trial operations, R&D, budgeting of operation, compliance and support business development function. Prior to that, he served as the Company’s Chief Production Officer and Chief Technology Officer from July 2018 to January 2019 where he was tasked to develop the Company’s technology into a clinically ready platform for clinical trial application. Dr. Tan also serves as a director of Puricell Lab Pte Ltd since its incorporation in October 2020. Dr Tan has also been appointed as a director of CytoMed Therapeutics (Malaysia) Sdn Bhd starting from November 11, 2022. Prior to joining CytoMed, he served in Tessa Therapeutics Pte Ltd, a biotechnology company engaged in the use of virus specific T cells to treat cancer, as a research scientist from August 2017 to July 2018. Dr. Tan completed his Ph.D. in 2016 following cancer research at the Institute of Bioengineering and Nanotechnology, A*STAR. He graduated with a Bachelor of Science in 2012, both degrees from the National University of Singapore (Singapore). Dr. Tan has a GCP qualification. We believe that Dr. Tan’s background in biopharmaceutical industry operations and academic research qualifies him to serve on our Board.

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

Mr. Mark LEONG Kei Wei was appointed to our Board on April 18, 2023. Also on April 18, 2023, he was appointed as the Audit Committee financial expert, Chair of the Audit Committee and Chair of the Compensation Committee. He presently serves as an independent director and audit committee chairman of four SGX-ST listed companies – LMIRT Management Ltd (SGX-ST stock code: D5IU), the manager of Lippo Malls Indonesia Retail Trust, HS Optimus Holdings Limited (SGX-ST stock code: 504), mDR Limited (SGX-ST stock code: Y3D) and 9R Limited (SGX-ST stock code: 1Y1). He also serves on an ASX listed company – as an executive chairman of Osteopore Limited (ASX stock code: OSX). From April 2023 to December 2023, he was the executive chairman of Lifebrandz Ltd (SGX-ST stock code: 1D3). From March 2021 to April 2023, he was a director of a financial advisory services firm Auspac Financial Advisory Pty Ltd in Australia, and a director of its Singapore subsidiary Auspac Management Services Pte Ltd since September 2021. Mr. Leong was the Chief Operating Officer of SBI Offshore Limited (SGX-ST stock code: 5PL), a company in the Oil & Gas industry from November 2017 to August 2020. Prior to this, he was a director of Pulai Mining Sdn Bhd, an exploration and mining company, from January 2016 to February 2017. From May 2012 to March 2013, he held the role of Vice President (Finance and Investment) of a family office, Colossus Holdings Pte Ltd. From January 2010 to April 2012, Mr. Leong held the dual role of Chief Development Officer and Deputy Chief Executive Officer of Atos Wellness Ltd (ASX stock code: ATW). Between 2002 and 2009, he undertook Chief Financial Officer roles in two SGX-ST listed companies, Westcomb Financial Group Limited (SGX-ST stock code: 5EC) and a subsidiary within Swiber Holdings Ltd (SGX-ST stock code: BGK). Prior to that, he was a senior auditor with KPMG from August 1999 to October 2001. Mr. Leong is a Fellow of the Association of Chartered Certified Accountants (“ACCA”), a Chartered Accountant of the Institute of Singapore Chartered Accountants (“ISCA”) and a Member of the Singapore Institute of Directors (“SID”). We believe that Mr. Leong’s history of serving as executive officer at a publicly traded companies and his broad accounting experience qualifies him to serve on our Board.

Mr. WU Tao Thomas was appointed to our Board and the Audit Committee on April 18, 2023. He has nearly three decades of experience in finance services. He has served as Chief Executive Officer at Noah Holdings Singapore Pte Ltd (wholly owned subsidiary of Noah Holdings Limited) since June 2019. From September 2017 until August 2018, he was Managing Director, Head of Asia Pacific Corporate Strategy at Julius Baer. Prior to that, Mr. Wu was Chief Financial Officer at Xunlei Ltd (Nasdaq stock code: XNET) from November 2013 to September 2017, and Noah Holdings Limited (NYSE stock code: NOAH) from March 2010 to November 2013. He also served as an Independent Director and Audit Committee member of Seven Days Inn (NYSE stock code: SVN) from October 2011 to October 2013. From March 2007 to February 2010, Mr. Wu was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, Mr. Wu was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a Vice President at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. Mr. Wu received his Master’s Degree in Public Administration from Syracuse University (United States) in 1992 and his Bachelor’s Degree in Mathematics from Grinnell College (United States) in 1987. We believe that Mr. Wu’s strong background in financial analysis and proven record in management positions in investment management qualifies him to serve on our Board.

Dr. TOH Keng Kiat, M.D. was appointed to our Board on April 18, 2023. Also on April 18, 2023, he was appointed as the Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee. He is a medical doctor by training and practicing haematologist. He is currently practicing as a Consultant Haemato-Oncologist, beginning from November 2020, at the International Cancer Specialists Pte Ltd in Singapore and also as the Medical Director, starting from August 2017, of Cryoviva Singapore, a AABB accredited cord blood and cord tissue bank with operations in India, Bangkok, Singapore, the Middle East and Vietnam. Dr. Toh was an Associate Professor of Medicine (Practice) of Monash University Malaysia campus since 2007 and retired in January 2023. He was Medical Director of Singapore’s first private cord blood bank, Cordlife Group Limited (now a SGX-listed company. SGX: P8A), from 2005 to 2008. In 1975, Dr. Toh’s early career was with the Singapore Blood Bank and the Ministry of Health Singapore Department of Haematology at the Singapore General Hospital. He remained a visiting consultant there until 2007 before going into private practice. Dr. Toh was a nominated member of Parliament in the Singapore Government from 1992 to 1994, a member of Rotary International and was President from 1998 to 1999 during the Rotary International Convention in Singapore. Dr. Toh received his FRCP© in 1980, M.R.C.P (United Kingdom) in 1970, both from University of Edinburgh (United Kingdom), and M.B.B.S. from University of Singapore in 1965. He is a Fellow of the Royal Colleges of Physicians of London, Edinburgh, Glasgow and the International Society of Haematologists. We believe that Dr. Toh’s decades of experience in haematology and managerial experience as a medical director qualifies him to serve on our Board.

Scientific Advisory Board

Our Scientific Advisory Board (“SAB”) is comprised of the following individuals:

Name	Age	Position
Dr. Harry ZEMON	58	Scientific Advisory Board
Dr. TOO Heng Phon	65	Scientific Advisory Board
Dr. Ahmad Radzi Bin AHMAD BADRUDDIN	66	Scientific Advisory Board
Dr. WANG Shu	68	Scientific Advisory Board

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

The table below sets forth information regarding the total compensation awarded to and earned by the Company’s NEOs for services rendered during the financial year ended December 31, 2023:

Name and Principal Position	Year	Salary (U.S.$)	Bonus (U.S.$)	All Other Compensation (U.S.$)	Total (U.S.$)

CHOO Chee Kong,	2023	23,043	-	4,273	27,316
Chairman (1)(2)(3)

Dr. ZENG Jieming,	2023	88,226	1,516	-	89,742
Chief Scientific and Medical Officer (3)

Dr. TAN Wee Kiat,	2023	86,614	1,516	-	88,130
Co-Chief Executive Officer and Chief Operating Officer (3)

(1) During the financial year ended December 31, 2023, Mr. Choo was party to a service agreement with CytoMed Malaysia, dated September 8, 2021, for which he received a monthly service fee.

(2) The monthly service fee for Mr. Choo reported above was paid in Malaysian Ringgit and is reported above based on a rate of MYR4.5903 to U.S.$1.00, the exchange rate in effect as of December 31, 2023, as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

(3) The salary and bonus for Mr. Choo, Drs. Zeng and Tan reported above was paid in Singapore dollars and is reported above based on a rate of S$1.3193 to U.S.$1.00, the exchange rate in effect as of December 31, 2023, as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

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

Director Compensation

Our Board has executed an Independent Director Appointment Letter with each of our non-employee Directors, effective from April 2023. Each appointment letter includes reimbursement for out-of-pocket direct expenses incurred in connection with meeting attendance and provides that we will pay each of our non-employee Directors annual cash retainers for service on the Board and for service on each committee on which the Director is a member. The chairperson of each committee will receive a higher annual retainer for such service. These retainers are payable in arrears in four equal installments on the last day of each quarter, provided that the amount of such payment will be pro-rated for any portion of such quarter that the Director is not serving on our Board or the applicable committee. The retainers to be paid to non-employee Directors for service on the Board and for service on each committee of the Board on which the Director is a member are as follows:

Position	Member Annual Retainer		Chairperson Additional Annual Retainer
Board of Directors	U.S.$	12,000	U.S.$	3,600
Audit Committee	U.S.$	4,200	U.S.$	2,100
Compensation Committee	U.S.$	3,000	U.S.$	1,500
Nominating and Corporate Governance Committee	U.S.$	3,600	U.S.$	1,800

Subject to shareholders’ approval at a general meeting, the Compensation Committee and the Directors shall have the discretion to increase the non-employee Directors’ compensation. In addition, non-employee Directors will be eligible to participate in the Incentive Plan and may be granted share options and/or restricted shares under the Incentive Plan from time to time.

Executive Clawback Compensation Policy

On November 16, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Board Diversity

The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to NASDAQ’s Board Diversity Rule:

Board Diversity Matrix (As of April 22, 2024)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	9	0	0
Part II: Demographic Background
Underrepresented in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

As of the date of this Report, we have thirty-four (34) full-time employees. Of these employees, twenty-eight (28) employees are engaged in our R&D and manufacturing activities. The rest of our employees carry out office administration and finance functions.

Our operations are currently managed by Chief Scientific and Medical Officer, Dr. ZENG Jieming, and Co-Chief Executive Officer and Chief Operating Officer, Dr. TAN Wee Kiat. Pursuant to our employment agreements with Dr. ZENG Jieming and Dr. TAN Wee Kiat, both Dr. ZENG Jieming and Dr. TAN Wee Kiat are required to keep all proprietary and confidential information entrusted to them confidential during and after their employment and all intellectual properties developed by Dr. ZENG Jieming and Dr. TAN Wee Kiat belong exclusively to the Company.

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

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;
●	each of our directors and NEOs; and
●	all of our directors and NEOs as a group.

The following section and tables set forth certain information with respect to the beneficial ownership of our ordinary shares and as adjusted to reflect the sale of the ordinary shares offered by us in the Offering and the 1-for-380.83 reverse split of our ordinary shares effective January 17, 2023.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within sixty (60) days of the date of this annual report. Percentage ownership calculations are based on 11,540,000 ordinary shares, outstanding as of the date of this annual report.

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

	Number of shares	%(3)
Shareholders with 5% or more ordinary shares in the Company:
Glorious Finance Limited	4,653,604	40.33%
WANG Shu	883,858	7.66%
mDR Limited (2)	1,336,923	11.59%
ZENG Jieming	589,239	5.11%

Directors and NEOs:
CHOO Chee Kong (1)	3,157,497	27.36%
ZENG Jieming	589,239	5.11%
Lucas LUK Tien Wee	92,563	*
TAN Wee Kiat	5,000	*
Dr. TOH Keng Kiat	-	-
YEW Chak Hua	-	-
Mark LEONG Kei Wei	-	-
WU Tao Thomas	-	-
LOH Yuin Han
All directors and NEOs as a group (9 persons)	3,844,299	33.31%

* Less than 1%.

(1)	Consists of: (a) 2,559,482 ordinary shares held by Glorious Finance Limited (“Glorious Finance”). CHOO Chee Kong (“Mr. Choo”) owns 55.0% of shares in Glorious Finance. Mr. Choo disclaims beneficial ownership of 2,094,122 ordinary shares held by Glorious Finance to the extent that he does not have an economic interest therein; (b) 410,515 ordinary shares held by EP Capital Inc. (“EP Capital”). Mr. Choo is deemed to beneficially own the 410,515 ordinary shares held by EP Capital, and (c) 187,500 ordinary shares held directly by Mr. Choo.

(2)	mDR Limited is a public listed company on the Mainboard of the SGX-ST.

(3)	Rounded to the nearest two decimal places.

B.	Related Party Transactions

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

Personal Guarantee by CHOO Chee Kong

On December 28, 2018, CytoMed Malaysia obtained credit facilities of RM2 million (approximately U.S.$435,701) from Hong Leong Bank Berhad to purchase the property at 12, Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Masai, Johor Darul Ta’zim in Malaysia for the construction of the cGMP Facility, which is secured by a personal guarantee from CHOO Chee Kong, our Director and Chairman. This personal guarantee is expected to be discharged in 2024.

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

As our NEO and Chief Clinical Officer, Dr Lucas LUK Tien Wee is deeply involved in our preparation for clinical trial application in Singapore and Malaysia. As Chief Executive Officer and major shareholder of LMC, Dr Lucas LUK Tien Wee brings valuable expertise, experience and connections to facilitate clinical trial preparation including protocol documentation. With deep interest in research, LMC has been purchasing small quantities of R&D products from us since beginning of 2020. The aggregate sum of such transactions for the financial year ended December 31, 2023 is amounted to S$183,518. After we become publicly listed on Nasdaq, such transactions will be subject to the Audit Committee’s scrutiny to ensure they are conducted on arm’s length basis.

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

Not applicable for annual reports on Form 20-F.

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

Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “GDTC.”

A.	Offering and Listing Details

Not applicable for annual reports on Form 20-F.

B.	Plan of Distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Not applicable for annual reports on Form 20-F.

D.	Dilution

Not applicable for annual reports on Form 20-F.

E.	Expense of the Issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable for annual reports on Form 20-F.

B.	Constitution of the Company

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

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the standard rate of 9.0%.  Similar services rendered by a GST registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

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

F.	Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G.	Statement by experts

Not applicable for annual reports on Form 20-F.

H.	Documents on display

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

Interest rate risk

As of December 31, 2021, 2022 and 2023, we had cash and cash equivalents of S$2.51 million, S$1.58 million and S$9.00 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates but is minimal. We have not entered into investments for trading or speculative purposes.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, initially filed on November 18, 2022 (File No. 333-268456) (the “Registration Statement”) in relation to our Offering of 2,412,369 ordinary shares at an initial offering price of U.S.$4.00 per share. The Registration Statement was declared effective by the SEC on March 31, 2023. The Benchmark Company LLC acted as the representatives of the underwriters. We received gross proceeds in the amount of S$12.94 million (U.S.$9.81 million) and approximately S$10.31 million (U.S.$7.81 million) in net proceeds after deducting underwriting discounts and commissions and offering expenses.

As of December 31, 2023, there is no material change in the use of proceeds as described in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

2. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chairman and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, our management, including our Chairman and Chief Financial Officer, has concluded that our disclosure controls and procedures as of December 31, 2023 were ineffective due to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2023 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee has enacted the policies and procedures as set forth within and pursuant to our Audit Committee Charter, which can be found within our website at https://investor.cytomed.sg/governance/governance-documents/default.aspx.

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, WWC, P.C. for the years ended December 31, 2022 and 2023:

$’000	2022		2023
Audit Fees[1]	U.S.$	70,000	U.S.$	85,000
Audit-Related Fees[2]	U.S.$	18,000	U.S.$	20,000
Tax Fees		-		-
All Other Fees		-		-

(1) “Audit Fees” represent the aggregate fees billed or to be billed for each of the financial years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase its ordinary shares on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, offer to purchase, or offer to sell of any securities of the Company by directors, officers and employees, as well as advisors, consultants or contractors. A copy of the insider policies is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

As a biopharmaceutical company focused on harnessing our proprietary technologies into creating novel cell-based immunotherapies for treatment of human cancers and degenerative diseases, we fully recognize the critical importance of establishing robust administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data, in compliance with the necessary legislation and regulations in the jurisdictions in which we operate.

In order to ensure our adherence to the necessary legislation and regulations in the jurisdictions in which we operate, we have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data, and conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

Our cybersecurity program is managed by our Chief Corporate Officer, Ms. TAN Yoong Ying, who is responsible for the implementation of any company-wide protocols and measures required for compliance with the necessary legislation and regulations, and reports to our board of directors and our Chairman.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the report of WWC, P.C. Certified Public Accountants, is set forth on pages F-1 through F-44 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Constitution of CytoMed Therapeutics Limited	F-1/A	333-268456	3.2	February 1, 2023
2.1	Description of Securities registered under Section 12(b) of the Securities Exchange Act of 1934					X
2.2	Underwriting Agreement	6-K	001-41677	1.1	April 18, 2023
2.3	Form of Representative’s Warrant	6-K	001-41677	4.1	April 18, 2023
4.1#	License Agreement, dated June 1, 2018, by and among Exploit Technologies Pte Ltd (now known as Accelerate Technologies Pte. Ltd.) and CytoMed Therapeutics Pte. Ltd.	F-1	333-268456	10.3	November 18, 2022
4.2	Addendum to License Agreement, dated December 1, 2020, by and among Accelerate Technologies Pte. Ltd. and CytoMed Therapeutics Pte. Ltd.	F-1	333-268456	10.4	November 18, 2022
4.3#	Second Addendum to License Agreement by way of a letter dated September 23, 2021, from CytoMed Therapeutics Pte. Ltd. and accepted by Accelerate Technologies Pte. Ltd. on September 24, 2021	F-1	333-268456	10.5	November 18, 2022
4.4#	Third Addendum to License Agreement, effective as of October 18, 2022, by way of a letter dated October 18, 2022, from CytoMed Therapeutics Ptd. Ltd. And accepted by Accelerate Technologies Pte. Ltd. On November 17, 2022	F-1	333-268456	10.6	November 18, 2022
4.5#	Human K562 Cells License Agreement, dated December 16, 2020, by and among Accelerate Technologies Pte. Ltd. and CytoMed Therapeutics Pte. Ltd.	F-1	333-268456	10.7	November 18, 2022
4.6#	IPSCs License Agreement, dated October 31, 2020, by and among Accelerate Technologies Pte. Ltd, and Puricell Lab Pte. Ltd.	F-1	333-268456	10.8	November 18, 2022
4.7#	Investment Agreement, dated January 20, 2020, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.9	November 18, 2022
4.8#	Shareholders Agreement, dated January 20, 2020, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.10	November 18, 2022
4.9#	Supplemental Agreement, dated January 20, 2021, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.11	November 18, 2022
4.10#	Supplemental Letter Agreement, dated October 28, 2021, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.12	November 18, 2022

4.11#	Facility Agreement, dated December 28, 2018, by and among Hong Leong Bank Berhad and CytoMed Therapeutics (Malaysia) Sdn Bhd guaranteed by a Letter of Guarantee, dated December 12, 2018, by and among CHOO Chee Kong and Hong Leong Bank Berhad	F-1	333-268456	10.13	November 18, 2022
4.12#	Share Subscription Agreements, dated April 15, 2021, April 30, 2021, May 19, 2021, June 27, 2021, and June 28, 2021, by and among mDR Limited, Glorious Finance Limited, Essex Bio-Investment Limited, Robert Shengchu Huang, I Financial Ventures Group LLC, Jackie W Lee, Lin Zi Tong, Dynatech Ventures Pte Ltd, Shu Fan Frank Lee and CytoMed Therapeutics Pte. Lt	F-1	333-268456	10.15	November 18, 2022
4.13#	Investigator-Initiated Clinical Study Agreement, dated March 10, 2023, by and among CytoMed Therapeutics Limited and National University Hospital (Singapore) Pte Ltd.	F-1/A	333-268456	10.23	March 28, 2023
4.14	Title Deed (Subsidiary Strata Certificate of Title)	F-1	333-268456	10.17	November 18, 2022
4.15+	Incentive Plan	F-1/A	333-268456	10.1	February 1, 2023
4.16+	Form of Independent Director Appointment Letter	F-1/A	333-268456	10.18	February 1, 2023
4.17+	Form of Service Agreement for Executive Directors and Executives	F/1-A	333-268456	10.19	February 1, 2023
8.1	List of Subsidiaries of CytoMed Therapeutics Limited	F-1	333-268456	21.1	November 18, 2022
11.1	Code of Business and Ethics	F-1	333-268456	14.1	November 18, 2022
11.2	Insider Trading Policy					X
12.1	Rule13a-14(a)/15d-14(a) Certification of Principal Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer					X
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Executive Clawback Compensation Policy					X

+	Indicates a management contract or compensatory plan.
#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CYTOMED THERAPEUTICS LIMITED

By:	Choo Chee Kong
Name:	Choo Chee Kong
Title:	Chairman & Director

Date: April 22, 2024

CYTOMED THERAPEUTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
CytoMed Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of CytoMed Therapeutics Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows in each of the years for the three-year period ended December 31, 2023 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

April 22, 2024

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

As of December 31, 2022 and 2023

	Note	2022	2023	2023
		S$	S$	U.S.$
ASSETS

Current assets
Other receivables	5	914,144	1,101,564	834,961
Cash and cash equivalents	4	1,579,718	8,995,067	6,818,060
Total current assets		2,493,862	10,096,631	7,653,021

Non-current assets
Investment in associate	6	239,424	195,073	147,861
Property, plant and equipment	7	2,474,963	2,064,753	1,565,037
Intangible assets	8	18,809	12,413	9,409
Total non-current assets		2,733,196	2,272,239	1,722,307

Total assets		5,227,058	12,368,870	9,375,328

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	9	416,398	524,624	397,653
Contract Liabilities	10	3,504	5,456	4,136
Borrowings	11	334,779	33,926	25,715
Convertible loans	12	3,401,237	-	-
Lease liabilities	13	7,710	6,324	4,793
Warrant liabilities	14	-	146,613	111,129
Current Tax Liability		1,596	-	-
Total current liabilities		4,165,224	716,943	543,426

Non-current liabilities
Borrowings	11	468,827	407,772	309,082
Lease liabilities	13	6,709	-	-
Total non-current liabilities		475,536	407,772	309,082

Total liabilities		4,640,760	1,124,715	852,508

Capital and reserves
Share capital*	15	8,913,005	23,720,020	17,979,247
Warrant reserve	14	-	73,930	56,037
Translation reserves		(127,484)	(217,402)	(164,785)
Accumulated losses		(8,198,541)	(12,331,437)	(9,346,954)
Attributable to equity holders of the Company		586,980	11,245,111	8,523,545
Non-controlling interests		(682)	(956)	(725)
Total equity		586,298	11,244,155	8,522,820

Total liabilities and equity		5,227,058	12,368,870	9,375,328

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended December 31, 2021, 2022 and 2023

	Note	2021	2022	2023	2023
		S$	S$	S$	U.S.$
Revenue		-	-	-	-

Other operating income	16	154,610	485,374	803,904	609,341

Other gains/(losses) including fair value changes on financial instruments - net	17	3,185	(1,116,622)	(492,910)	(373,615)

Research expenses	18	(1,090,623)	(1,522,765)	(1,589,693)	(1,204,952)

Depreciation of property, plant and equipment	7	(98,721)	(109,246)	(101,866)	(77,212)

Amortization of intangible assets	8	(2,512)	(2,500)	(2,187)	(1,658)

Employee benefits expenses	19	(168,802)	(210,657)	(454,143)	(344,230)

Finance expenses	20	(117,696)	(125,175)	(51,282)	(38,871)

Other expenses	21	(518,766)	(494,675)	(2,213,142)	(1,677,512)

Share of results of associate	6	(212,578)	(33,546)	(31,198)	(23,647)

Loss before income tax		(2,051,903)	(3,129,812)	(4,132,517)	(3,132,356)

Income tax expense	22	-	(1,640)	(653)	(495)

Loss for the year		(2,051,903)	(3,131,452)	(4,133,170)	(3,132,851)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation loss		(22,628)	(96,504)	(89,918)	(68,155)

Total comprehensive loss for the year		(2,074,531)	(3,227,956)	(4,223,088)	(3,201,006)

Loss attributable to:
Equity holders of the Company		(2,051,650)	(3,131,209)	(4,132,896)	(3,132,643)
Non-controlling interests		(253)	(243)	(274)	(208)
Total		(2,051,903)	(3,131,452)	(4,133,170)	(3,132,851)

Total comprehensive loss attributable to:
Equity holders of the Company		(2,074,278)	(3,227,713)	(4,222,814)	(3,200,798)
Non-controlling interests		(253)	(243)	(274)	(208)
Total		(2,074,531)	(3,227,956)	(4,223,088)	(3,201,006)

Loss per share attributable to equity holders of the Company:
Basic and diluted		(0.30)	(0.40)	(0.39)	(0.29)

Weighted average number of ordinary shares used in computing loss per share
Basic and diluted*		6,934,824	7,915,101	10,630,344	10,630,344

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2021, 2022 and 2023

	Attributable to equity holders of the Company
	Share capital*	Share application monies	Warrant reserves	Translation reserves	Accumulated losses	Total	Non-controlling interests	Total equity
	S$	S$	S$	S$	S$	S$	S$	S$

Balance at January 1, 2021	3,500,000	-	-	(8,352)	(3,015,682)	475,966	(186)	475,780

Total comprehensive loss for the year	-	-	-	(22,628)	(2,051,650)	(2,074,278)	(253)	(2,074,531)
Issuance of shares	2,000,000	-	-	-	-	2,000,000	-	2,000,000
Issuance of shares – transferred from share application monies	858,605	(858,605)	-	-	-	-	-	-
Share issued for service	190,355	-	-	-	-	190,355	-	190,355
Share application monies received	-	2,000,000	-	-	-	2,000,000	-	2,000,000
Total transactions with owners of the Company	3,048,960	1,141,395	-	-	-	4,190,355	-	4,190,355

Balance at December 31, 2021	6,548,960	1,141,395	-	(30,980)	(5,067,332)	2,592,043	(439)	2,591,604

Total comprehensive loss for the year	-	-	-	(96,504)	(3,131,209)	(3,227,713)	(243)	(3,227,956)
Issuance of shares	2,364,045	(1,141,395)	-	-	-	1,222,650	-	1,222,650

Balance at December 31, 2022	8,913,005	-	-	(127,484)	(8,198,541)	586,980	(682)	586,298
Total comprehensive loss for the year	-	-	-	(89,918)	(4,132,896)	(4,222,814)	(274)	(4,223,088)
Warrant exercised before year end	-	-	73,930	-	-	73,930	-	73,930
Issuance of shares	14,807,015	-	-	-	-	14,807,015	-	14,807,015
Total transactions with owners of the Company	14,807,015	-	73,930	-	-	14,880,945	-	14,880,945
Balance at December 31, 2023	23,720,020	-	73,930	(217,402)	(12,331,437)	11,245,111	(956)	11,244,155

*	Giving retroactive effect to the reverse share split effected which are detailed in Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2022 and 2023

	2021	2022	2023	2023
	S$	S$	S$	U.S.$

Operating activities
Loss before income tax	(2,051,903)	(3,129,812)	(4,132,517)	(3,132,356)
Adjustments for:
Amortization of intangible assets	13,212	13,200	6,396	4,848
Depreciation of property, plant and equipment	316,666	379,667	374,752	284,054
Fair value loss/(gain) on convertible loans	(12,666)	1,090,480	98,754	74,853
Share of results of associate	212,578	33,546	31,198	23,647
Fair value changes on warrant liabilities	-	-	223,845	169,669
Interest expense	117,696	125,175	51,282	38,871
Interest income	(3,369)	(2,097)	(285,719)	(216,569)
Gain from disposal of property, plant and equipment	-	(280)	-	-
Write off of property, plant and equipment	-	1,370	-	-
Unrealized currency translation losses/(gains)	60,680	(21,657)	(2,534)	(1,921)
Operating cash flows before movements in working capital	(1,347,106)	(1,510,408)	(3,634,543)	(2,754,904)

Other receivables	(433,116)	(145,169)	(5,259)	(3,986)
Trade and other payables	63,868	255,071	110,177	83,512
Cash used in operations	(1,716,354)	(1,400,506)	(3,529,625)	(2,675,378)
Income tax paid	-	-	(2,194)	(1,663)
Interest received	3,369	2,097	98,989	75,031
Net cash used in operating activities	(1,712,985)	(1,398,409)	(3,432,830)	(2,602,010)

Investing activities
Fixed deposits with maturities over 3 months	-	-	(2,770,880)	(2,100,265)
Purchase of property, plant and equipment	(582,354)	(473,795)	(58,295)	(44,186)
Proceeds from disposal of property, plant and equipment	-	490	-	-
Acquisition of an associate	(241,312)	-	-	-
Net cash used in investing activities	(823,666)	(473,305)	(2,829,175)	(2,144,451)

Financing activities
Proceeds from issuance of ordinary shares	2,000,000	1,222,650	11,307,024	8,570,472
Proceeds from a third party loan	350,000	300,000	-	-
Receipts from share application monies	2,000,000	-	-	-
Principal payment of third party loan	-	(350,000)	(300,000)	(227,393)
Principal payment of bank borrowings	(51,452)	(71,204)	(32,984)	(25,001)
Principal payment of lease liabilities	(7,456)	(7,555)	(7,442)	(5,641)
Interest paid	(117,696)	(125,175)	(46,713)	(35,407)
Net cash from financing activities	4,173,396	968,716	10,919,885	8,277,030

Net increase/(decrease) in cash and cash equivalents	1,636,745	(902,998)	4,657,880	3,530,569
Cash and cash equivalents at beginning of year	885,272	2,512,768	1,579,718	1,197,391
Effects of foreign currency translation on cash and cash equivalents	(9,249)	(30,052)	(13,411)	(10,165)
Cash and cash equivalents at end of year	2,512,768	1,579,718	6,224,187	4,717,795

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

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

The principal activities of the subsidiaries of the Company (the “Company” or collectively known as the “Group”) are as follows:

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			2022	2023
			%	%
Advance Cancer Centre Pte Ltd	Investment, research and development of medical technologies	Singapore	100	100

CytoMed Therapeutics (Malaysia) Sdn Bhd	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

Puricell Lab Pte Ltd	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	95	95

IPSCBank Pte Ltd	Stem cell and immune cell banking	Singapore	100	100

Held by IPSCBank Pte Ltd

IPSC Depository Sdn Bhd	Stem cell and immune cell banking	Malaysia	100	100

The principal activities of the associate are disclosed in Note 6 to the consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

2 MATERIAL ACCOUNTING POLICY INFORMATION

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statements of financial positions, consolidated statements of profit or loss and other comprehensive loss, and consolidated statement of cash flows from SGD into USD as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 = SGD1.3193, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Except for convertible loans and warrant liabilities which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortized cost using the effective interest method.

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

The warrants issued by the Company are accounted for as financial liabilities. The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognized in profit or loss until the warrants are exercised or expire.

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

RESEARCH EXPENSES – Research expenses are charged to profit or loss in the period in which it occurred. Non-refundable advance payments for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed. We allocate our direct R&D expenses across each product candidate.

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

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

CASH AND CASH EQUIVALENTS – For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

RELATED PARTIES

A relate party is a person or entity that is related to the Group.

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

Years ended December 31, 2021, 2022 and 2023

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

Years ended December 31, 2021, 2022 and 2023

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amounts of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

(b)	Valuation of warrants (Note 14)

A warrant that provides the holder with the right to buy a fixed number of equity instruments of the Company of the warrant for an exercise price that will be fixed at a future date. At initial recognition, because of the variability in the exercise price, the Company in applying paragraph 16 of IAS 32 Financial Instruments: Presentation classifies the warrants as financial liabilities at FVTPL as this derivative financial instrument does not meet the criteria of settlement by the Company in exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments so called “fixed-for-fixed condition”.

At the date of inception, no quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the directors of the Company with reference to valuations carried out by an internal specialist (“Valuer”). The fair value of these financial liabilities is established by using valuation techniques as set out in the Note to the consolidated financial statements. Valuation modals established by the Valuer maximise the use of market inputs to the extent possible. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions changed, it may lead to a change in the fair value to be recognized in profit or loss. As at the end of the reporting period, key assumptions assessed by the management were disclosed in the Note 14 to the consolidated financial statements.

(c)	Valuation of convertible loans (Note 12)

In the previous financial year, the convertible loans issued by the Company are classified as financial liabilities at FVTPL. No quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the directors of the Company with reference to valuations carried out by an independent qualified professional valuer. The fair value of these financial liabilities is established by using valuation techniques as set out in the Note to the consolidated financial statements. Valuation modals established by the valuer maximise the use of market inputs to the extent possible. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions changed, it may lead to a change in the fair value to be recognized in profit or loss. As at the end of the reporting periods, management has assessed that the probability of conversion of the convertible loans was anticipated to be 75% whilst the probability of redemption of the convertible loans was anticipated to be 25%.

4 CASH AND CASH EQUIVALENTS

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise the following:

	2022	2023
	S$	S$

Cash at banks	1,514,460	1,971,872
Cash on hand	610	601
Short-term fixed deposits	64,648	7,022,594
	1,579,718	8,995,067
Less: Fixed deposits with maturities over 3 months	-	(2,770,880)
Cash and cash equivalents on consolidated statements of cash flows	1,579,718	6,224,187

Fixed deposits are placed for a periods ranging between of 1 month and 12 months (2022: 1 months and 6 months) with the effective interest rates on the fixed deposits range from between 2.20% to 5.55% (2022: 1.70% to 2.30%) per annum.

5 OTHER RECEIVABLES

	2022	2023
	S$	S$
Deposit paid for purchase of property	-	43,080
Prepayments	45,163	159,006
Prepaid initial public offering expenses	219,664	-
Prepaid consumables	576,173	678,728
Sundry deposits	15,562	16,002
Sundry receivables	57,582	204,748
Total	914,144	1,101,564

Amounts due from key management personnel are generally advances extended to them during the course of business. The balance is unsecured, interest-free, and repayable on demand.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

6 INVESTMENT IN AN ASSOCIATE

The Group’s investment in the associate is summarized below:

	2022	2023
	S$	S$
Beginning of financial year	272,970	239,424
Share of post-acquisition losses	(33,546)	(31,198)
Currency realignment	-	(13,153)
End of financial year	239,424	195,073

Management has assessed the recoverable amount of the investment in associate calculation based on its VIU, using discounted cash flow forecasts covering a five-year period in which the management made judgements over certain key inputs in relation to cash flows, revenue growth rates and discount rate. It was concluded that the fair value less costs of disposal did not exceed the VIU. As a result of this analysis no impairment loss was recognized during the year ended December 31, 2022 and 2023.

Key assumptions used to determine the value in use of the investment in associate are as follows:

	2022	2023
	%	%
Revenue growth rate	2.38 – 3.05	11.73
Discount rate	13.90	13.90

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			2022	2023
			%	%
Landmark Medical Centre Sdn Bhd	Operations of private specialist hospital	Malaysia	20	20

The following table illustrates the summarized financial information of the Group’s material associate (and not the Group’s share of those amounts), adjusted for difference in accounting policies between the Group and the associate, if any.

	2022	2023
	S$	S$

Current assets	665,236	494,882
Non-current assets and fair value of hospital license	776,520	743,608
Current liabilities	(66,938)	(95,631)
Non-current liabilities	(177,701)	(167,495)
Net assets of the associate	1,197,117	975,364

Revenue	784,495	636,150
Loss for the year	(167,734)	(155,989)

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s investment in the associate is as follows:

	2022	2023
	S$	S$
Net assets with fair value of hospital license	1,197,117	975,364

Group’s equity interest	20%	20%
Group share of net assets	239,424	195,073
Carrying value	239,424	195,073

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

7 PROPERTY, PLANT AND EQUIPMENT

	Building	Freehold land	Laboratory equipment	Motor vehicle	Furniture, fittings and equipment	Renovation	Total
	S$	S$	S$	S$	S$	S$	S$

Cost:
At January 1, 2022	1,132,764	419,510	945,324	53,042	273,952	408,867	3,233,459
Addition	-	-	362,491	-	30,968	80,336	473,795
Disposal and write off	-	-	-	-	(2,603)	-	(2,603)
Currency realignment	(37,636)	(24,624)	(71,349)	(3,113)	(16,243)	(23,999)	(176,964)
At December 31, 2022	1,095,128	394,886	1,236,466	49,929	286,074	465,204	3,527,687
Addition	-	-	32,642	-	11,350	14,303	58,295
Currency realignment	(34,665)	(22,680)	(59,937)	(2,868)	(14,281)	(22,104)	(156,535)
At December 31, 2023	1,060,463	372,206	1,209,171	47,061	283,143	457,403	3,429,447

Accumulated depreciation:
At January 1, 2022	38,617	-	435,542	30,057	140,990	92,462	737,668
Addition	40,125	-	221,506	10,258	60,879	46,899	379,667
Disposal and write off	-	-	-	-	(1,023)	-	(1,023)
Currency realignment	(2,104)	-	(42,755)	(2,036)	(10,217)	(6,476)	(63,588)
At December 31, 2022	76,638	-	614,293	38,279	190,629	132,885	1,052,724
Addition	39,500	-	225,484	9,639	54,776	45,353	374,752
Currency realignment	(2,489)	-	(38,409)	(2,426)	(11,374)	(8,084)	(62,782)
At December 31, 2023	113,649	-	801,368	45,492	234,031	170,154	1,364,694

Carrying amount:
At December 31, 2022	1,018,490	394,886	622,173	11,650	95,445	332,319	2,474,963

At December 31, 2023	946,814	372,206	407,803	1,569	49,112	287,249	2,064,753

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

Motor vehicle is acquired under finance leasing arrangement. Details of the lease liability is disclosed in Note 13.

As of December 31, 2023, bank borrowing is secured by the freehold land and building of the Group with carrying amount of S$894,487 (2022: S$959,051).

Depreciation expense included in the consolidated statements of profit or loss and other comprehensive loss is analyzed as follows:

	2022	2023
	S$	S$

Depreciation of property, plant and equipment (per above)	379,667	374,752
Less: Accounted under
“Research expenses” (Note 18)	(270,421)	(272,886)
	109,246	101,866

8 INTANGIBLE ASSETS

	2022	2023
	S$	S$

Goodwill	355	355
Intellectual properties licenses (Note (a))	12,127	7,918
Computer software licenses (Note (b))	6,327	4,140
Total	18,809	12,413

(a)	Intellectual properties licenses

	2022	2023
	S$	S$

Cost:
At beginning and end of financial year	62,060	62,060

Accumulated amortization:
At beginning of financial year	39,233	49,933
Amortization charge	10,700	4,209
At end of financial year	49,933	54,142

Carrying value	12,127	7,918

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

(b)	Computer software licenses

	2022	2023
	S$	S$

Cost:
At beginning of financial year	11,855	11,794
Currency realignment	(61)	(57)
At end of financial year	11,794	11,737

Accumulated amortization:
At beginning of financial year	3,014	5,467
Amortization charge	2,500	2,187
Currency realignment	(47)	(57)
At end of financial year	5,467	7,597

Carrying value	6,327	4,140

(c)	Amortization expense is analyzed as followed:

Intellectual properties licenses	10,700	4,209
Computer software licenses	2,500	2,187
Total	13,200	6,396
Less: Accounted under
“Research expenses” (Note 18)	(10,700)	(4,209)
	2,500	2,187

Management has evaluated, assessed and concluded that there is no indication of impairment for the intangible assets and accordingly no impairment allowance is necessary.

9 TRADE AND OTHER PAYABLES

	2022	2023
	S$	S$

Trade payable	14,628	24,618
Amount due to a director	1,265	-
Other payables	158,995	50,428
Accrued operating expenses	235,910	446,634
Deferred grant income	5,600	2,944
Total	416,398	524,624

The amount due to a director related to reimbursement of expenses.

Trade and other payables including amount due to a director were unsecured, interest-free, and repayable on demand.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

10 CONTRACT LIABILITIES

	2022	2023
	S$	S$

Contract liabilities	3,504	5,456

Contract liabilities are fees which the Group billed and received consideration ahead of the transfer of goods and services. Management expects that all the unsatisfied performance obligations as of the end of the reporting periods may be recognized as other income within the next twelve months.

The changes in contract liabilities of S$1,952 (2022: S$3,504) for the years ended December 31, 2023 was mainly due to the services rendered to customers and recognized as other income.

11 BORROWINGS

	2022	2023
	S$	S$

Current
Bank loan	34,779	33,926
Third party loan	300,000	-
Total – current	334,779	33,926

Non-current
Bank loan	468,827	407,772

Total	803,606	441,698

Note:

Bank loan:	Principal amount of RM2,000,000 (equivalent to S$574,400) withdrawn from a financial institution, which is charged an effective interest rate of 4.4% per annum and repayable over 180 months in equal monthly instalments of RM15,454 (equivalent to S$4,438).

The exposure of the borrowing of the Group to interest rate changes and the contractual repayment dates at the balance sheet date are as follows:

	2022	2023
	S$	S$

6 months or less	17,286	16,824
6 – 12 months	17,493	17,102
1 – 5 years	155,600	152,318
Over 5 years	313,227	255,454
Total	503,606	441,698

The loan is secured over building and freehold land (Note 7) and personal guarantees by a director.

Third party loan:	Principal amount of S$300,000 borrowed from an independent individual, which is charged a fixed interest rate of 5.0% to 5.5% per annum and is repaid in a single lump sum upon the expiry of 3 months from the date of disbursement of the loan. Subject to mutual consent, the loan can be extended, or such other extension period agreed to in writing. The loan is unsecured.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

12 CONVERTIBLE LOANS

	2022	2023
	S$	S$

Convertible loans	3,401,237	-

	Loan 1	Loan 1
	(Tranche 1)	(Tranche 2)	Loan 2	Total
	S$	S$	S$	S$

At January 1, 2022	1,311,070	653,371	346,316	2,310,757
Fair value adjustment	630,007	313,056	147,417	1,090,480
At December 31, 2022	1,941,077	966,427	493,733	3,401,237
Fair value adjustment	61,661	30,830	6,263	98,754
Converted to ordinary shares during the year	(2,002,738)	(997,257)	(499,996)	(3,499,991)
At December 31, 2023	-	-	-	-

Loan 1

The convertible loan of S$1,500,000, where the agreement date started from December 10, 2019, with a maturity of two years from the first disbursement date on January 6, 2020 was extended further to January 5, 2024. The convertible loan carries a fixed interest rate of 5.5%. As of December 31, 2022, the convertible loan was valued at S$2,907,504, resulting in a fair value loss of S$943,063 for the year ended December 31, 2022. As security for this loan, the director Choo Chee Kong and Messiah Limited executed personal and corporate guarantees, respectively, in favor of guaranteeing the obligations of the Company under the agreement. Choo Chee Kong is also the sole director and a shareholder of Messiah Limited. Upon receipt of the redemption notice by the Company issued by the lender during the loan period, on the date falling on each anniversary of the first disbursement date on January 6, 2020, or upon the occurrence of a liquidity event, the Company shall repay such amount of the convertible loan (together with all interest accrued thereon) specified in the redemption notice to the lender within three months from the date of the redemption notice. Therefore, the convertible loan is classified as a current liability.

As at the conversion date, the convertible loan was valued at S$2,999,995 (2022: S$2,907,504), resulted in a fair value loss of S$92,491 (2022: S$943,063) for the year ended December 31, 2023. On April 21, 2023, the convertible loan was converted into 589,509 ordinary shares.

Loan 2

The convertible loan of S$250,000, where the agreement date started from December 7, 2020, with a maturity of two years from the date of disbursement on September 18, 2019 was extended from September 17, 2021 to the conversion date on January 18, 2023. The convertible loan carries a fixed interest rate of 5% per annum.

As at the conversion date, the convertible loan was valued at S$499,996 (2022: S$493,733), resulted in a fair value loss of S$6,263 (2022: S$147,417) for the year ended December 31, 2023. On January 26, 2023, the convertible loan was converted into 82,990 ordinary shares.

The convertible loans were stated at fair value which was valued by the directors of the Company with reference to an independent qualified professional valuer.

As at year end, key valuation assumptions used to determine the fair value of the convertible loans are as follows:

As at December 31, 2022%
Risk-free interest rate	4.24
Discount rate for redemption scenario	15.74 – 18.70
Discount rate for conversion scenario	2.18
Conversion discount rate	50.00

As at December 31, 2023%
Risk-free interest rate	-
Discount rate for redemption scenario	-
Discount rate for conversion scenario	-
Conversion discount rate	-

The Group measures the convertible loans at fair value through profit or loss. The fair value measurement of the convertible loans is categorized as Level 3 under the Fair Value Hierarchy with the following details:

Valuation technique input(s)		Significant unobservable input(s)	Inter-relationship between significant unobservable inputs and fair value measurements

Debt component : Discount cash flow method		Discount cash flow method	An increase in discount rate would result in a decrease in the fair value measurement of the convertible loans and vice versa.

Conversion option component:		Discount rate per the synthetic rating corporate spread as shown in the above table.

Number of Conversion Shares to be issued, Y = A/B * C			If the discount rate increases by 5% while holding all other variables constant, the carrying fair value of the convertible loans would decrease by approximately S$10,000 for the financial year ended December 31, 2022.

A -	Loan conversion amount / (1-discount)

B -	Conversion valuation

C -	total number of issued Shares as at the date of the Conversion Notice + Y

During the year, there were no transfers into or out of Level 3.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

13 LEASE LIABILITIES

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2022	2023
	S$	S$

At beginning of year	23,131	14,419
Currency realignment	(1,157)	(653)
Interest charged (Note 20)	896	499
Payment made	(8,451)	(7,941)
At end of year	14,419	6,324

Presentation on

Consolidated Statements of Financial Positions:

Current	7,710	6,324
Non-current	6,709	-
Total	14,419	6,324

The effective interest rate applied to the lease liabilities recognized in the statements of financial positions is 4.73% per annum.

Lease liabilities of the Group are secured over a motor vehicle (Note 7).

Total cash outflow for leases amounts to S$9,644 (2022: S$10,652) (including low-value assets rental).

14 WARRANT LIABILITIES AND WARRANT RESERVE

WARRANT LIABILITIES

	Number of warrants	Amount S$	Weighted Average Exercise Price US$

2022
Beginning of financial year	-	-	-
Fair value changes to profit or loss	-	-	-
Cashless exercise of warrants	-	-	-
Currency realignment	-	-	-
End of financial year	-	-

	Number of warrants	Amount S$	Weighted Average Exercise Price US$

2023
Beginning of financial year	-	-	-
Fair value at inception date	120,618	112,214	4.00
Fair value changes to profit or loss	-	111,631	-
Cashless exercise of warrants classified under warrant reserve	(48,247)	(73,930)	5.11-5.22
Currency realignment	-	(3,302)	-
End of financial year	72,371	146,613

On April 13, 2023, the Company entered into underwriting agreements (the “Underwriting Agreements”) with various third parties as representative of the several underwriters (the “Representative”), relating to the Initial Public Offering (“Offering”) of 2,412,369 shares of the Company’s ordinary shares, with no par value, at an Offering price of US$4.00 per share. Pursuant to the Underwriting Agreements, the Company agreed to issue the underwriters warrant (the “Representative’s Warrants”) to purchase an aggregate of 120,618 of the Company’s ordinary shares, which is equal to five percent (5%) of the shares sold in the Offering, excluding the over-allotment option, at an exercise price of US$4.00, which is equal to 100% of the Offering price. The Representative’s Warrants can be exercised on a cashless basis by the holder into a variable number of shares based on the volume weighted average observable price of the Company’s ordinary shares at the time of exercise. The Representative’s Warrants may be exercised beginning on October 11, 2023 until April 14, 2028 and will expire in five (5) years from the date of the issuance.

The outstanding Representative’s Warrants are recognized as warrant liabilities as of December 31, 2023 and are measured at fair value at their inception date and subsequently remeasured at each reporting period with changes being recorded in the statement of profit or loss.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

The Representative’s Warrants are considered at Level 2 fair value hierarchy. The fair value of the warrants was determined by using Black-Scholes option pricing model using the key assumptions as follows:

As at December 31, 2022
Expected volatility	-
Risk-free interest rate	-
Expected term (years)	-
Exercise price	-
Spot price	-
Fair value of warrant	-

As at December 31, 2023
Expected volatility	6.77%
Risk-free interest rate	3.88%
Expected term (years)	5
Exercise price	US$4.00
Spot price	US$4.90
Fair value of warrant	US$1.52

WARRANT RESERVE

	2022	2023
	S$	S$

At beginning of year	-	-
Cashless exercise of warrants	-	73,930
At end of year	-	73,930

Warrant reserve amounting to S$73,930 (2022: Nil) represents 48,247 (2022: Nil) warrants exercised by various third parties during the financial year. The share issuance pertaining to the exercise of warrants, which have not been issued as at the balance sheet date, were classified under warrant reserve upon receiving the notice of exercise from the various third parties.

15 SHARE CAPITAL AND SHARE APPLICATION MONIES

	2022	2023
Number of shares:
At beginning of financial year	7,479,745	8,444,460
Conversion from convertible loans	-	672,499
Issuance of ordinary shares	964,715	2,412,369
At end of financial year	8,444,460	11,529,328

Paid-up capital (S$):
At beginning of financial year	6,548,960	8,913,005
Conversion from convertible loans	-	3,499,991
Issuance of ordinary shares	1,222,650	11,307,024
Transfer from share application monies	1,141,395	-
At end of financial year	8,913,005	23,720,020

Share application monies (S$):
At beginning of financial year	1,141,395	-
Transferred upon issuance of ordinary shares to share capital	(1,141,395)	-
At end of financial year	-	-

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

Years ended December 31, 2021, 2022 and 2023

Paid-up capital

For the financial year ended December 31, 2022:

The Company issued:

(i)	478,230 ordinary shares for a total consideration of S$1,141,395 by offsetting the share application monies to provide funds for the expansion of the Group’s operations; and

(ii)	486,485 ordinary shares for a total consideration of S$1,222,650 of cash to provide funds for the expansion of the Group’s operations.

For the financial year ended December 31, 2023:

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

On January 26, 2023, the Company converted the convertible loan of S$250,000 into 82,990 ordinary shares at the conversion value of S$499,996. Upon conversion, the 82,990 ordinary shares carried at the conversion value of S$499,996. These newly issued shares rank pari passu in all respects with the previously issued shares.

On April 18, 2023, the Company completed the Offering on the Nasdaq Capital Market, whereby issued and sold 2,412,369 ordinary shares at a price to the public of U.S.$4.00 per share for aggregate gross proceeds of S$12,938,017. The offering expenses of S$1,630,993 which were attributable to the offer of new shares are deducted from equity.

On April 21, 2023, the Company converted the convertible loan of S$1,500,000 into 589,509 ordinary shares at the conversion value of S$2,999,995. Upon conversion, the 589,509 ordinary shares carried at the conversion value of S$2,999,995. These newly issued shares rank pari passu in all respects with the previously issued shares.

16 OTHER OPERATING INCOME

	2021	2022	2023
	S$	S$	S$
Government grants:
Jobs Support Scheme	4,880	-	-
Wage Subsidy Program	7,385	3,099	-
Enterprise Development Grant	10,400	8,640	-
Jobs Growth Incentive	3,750	5,550	-
Hiring Incentive and Training Programme	7,709	9,077	3,459
Startup SG Tech - Proof-of-concept grant	-	84,091	-
Others	3,080	2,880	4,112

Research income	113,841	363,912	507,736
Interest income	3,369	2,097	285,719
Others	196	6,028	2,878
Total	154,610	485,374	803,904

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

Years ended December 31, 2021, 2022 and 2023

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

The Hiring Incentive and Training Programme is an economic recovery incentive introduced in Malaysia to promote job creation among employers while increasing employment prospects.

The Startup SG Tech - Proof-of-concept grant is a scheme to drive the growth of startups based on proprietary technology and to foster the spirit of deep-tech innovation among startups. Under the scheme, qualifying companies may receive early stage funding to help them develop and commercialize their innovations.

17 OTHER GAINS/(LOSSES) INCLUDING FAIR VALUE CHANGES ON FINANCIAL INSTRUMENTS – NET

	2021	2022	2023
	S$	S$	S$

Fair value gain/(loss) on convertible loans (Note 12)	12,666	(1,090,480)	(98,754)
Foreign currency exchange loss - net	(9,481)	(26,422)	(170,311)
Gain on disposal of property, plant and equipment	-	280	-
Fair value on warrants liabilities at inception date (Note 14)	-	-	(112,214)
Fair value changes on warrant liabilities (Note 14)	-	-	(111,631)
Total	3,185	(1,116,622)	(492,910)

18 RESEARCH EXPENSES

	2021	2022	2023
	S$	S$	S$

Employee benefits expenses (Note 19)	400,250	500,038	642,533
Depreciation of property, plant and equipment (Note 7)	217,945	270,421	272,886
Amortization of intangible assets (Note 8)	10,700	10,700	4,209
Consumables expense	304,120	310,938	489,112
Royalty expenses	10,700	9,592	30,382
Professional fees	63,387	317,613	20,779
Electricity expenses	60,366	64,968	62,515
Others	23,155	38,495	67,277
Total	1,090,623	1,522,765	1,589,693

19 EMPLOYEE BENEFITS EXPENSES

	2021	2022	2023
	S$	S$	S$

Wages and salaries	491,015	604,068	849,198
Director’s fee	-	-	89,830
Defined contribution plans	66,792	80,212	117,283
Other short-term benefits	11,245	26,415	40,365
Total	569,052	710,695	1,096,676
Less: Accounted under
“Research expenses” (Note 18)	(400,250)	(500,038)	(642,533)
Total	168,802	210,657	454,143

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

20 FINANCE EXPENSES

	2021	2022	2023
	S$	S$	S$

Interest expenses on:
Bank loan	19,427	19,560	20,764
Third party loan	2,014	9,719	4,266
Convertible loans	94,966	95,000	25,753
Lease liabilities (Note 13)	1,289	896	499
Total	117,696	125,175	51,282

21 OTHER EXPENSES

	2021	2022	2023
	S$	S$	S$

Advertising	2,481	-	33,307
Annual listing fee	-	-	64,370
Company insurance	-	-	282,797
Entertainment	310	3,260	30,977
Investor relationship expenses	-	-	204,808
Legal fees	-	-	115,272
Low-value assets rental	1,997	2,201	1,703
Offering expenses	316,805	199,625	758,563
Professional fees	118,036	184,253	396,915
Property tax	4,081	7,045	6,661
Printing and stationery	5,747	6,176	11,941
IT expenses	9,482	13,051	18,255
Repair and maintenance	3,504	8,720	3,728
Reversal of grant	-	-	84,091
Service fees	11,660	11,268	13,209
Subscription fee	833	2,165	1,083
Transportation and travelling expenses	867	3,364	144,998
Tools and supplies	1,086	3,516	2,333
Utilities	15,766	21,201	23,941
Others	26,111	28,830	14,190
Total	518,766	494,675	2,213,142

22 INCOME TAX EXPENSE

	2021	2022	2023
	S$	S$	S$

Current tax liability	-	1,640	653

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2021	2022	2023
	S$	S$	S$

Loss before income tax	(2,051,903)	(3,129,812)	(4,132,517)

Tax calculated at tax rate of 17%	(348,823)	(532,068)	(702,528)
Effects of:
- different tax rates in other countries	66,321	(41,874)	(7,207)
- deferred tax assets not recognized	214,613	327,624	462,910
- expenses not deductible for tax purposes	75,270	268,077	247,290
- income not subject to tax	(7,381)	(20,119)	(465)
- Under provision of prior year tax	-	-	653
Income tax expenses	-	1,640	653

The Group has unused tax losses of approximately S$3,016,000, S$4,501,000 and S$6,785,000 and unabsorbed capital allowance of approximately of S$776,000, S$1,218,000 and S$1,145,000 at December 31, 2021, 2022 and 2023, available for offset against future profits, respectively. The tax losses and capital allowances have no expiry except for tax losses amounting to approximately S$2,439,000 (2021: S$1,624,000 and 2022: S$2,139,000) which can only be carried forward up to 10 years. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

	2021	2022	2023
	S$	S$	S$

Unutilized tax losses
At beginning of year	1,741,000	3,016,000	4,501,000
Addition	1,275,000	1,485,000	2,517,000
Over-provision in respect of prior years	-	-	(233,000)
At end of year	3,016,000	4,501,000	6,785,000

Unabsorbed capital allowance
At beginning of year	789,000	776,000	1,218,000
(Utilization)/Addition	(13,000)	442,000	206,000
Over-provision in respect of prior years	-	-	(279,000)
At end of year	776,000	1,218,000	1,145,000

Total	3,792,000	5,719,000	7,930,000

Unrecorded approximate deferred tax benefits @ 17%	645,000	972,000	1,348,000

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

23 COMMITMENTS

(a)	Operating lease commitments

	2021	2022	2023
	S$	S$	S$

Low value leases	1,997	2,201	1,703

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are charged to profit or loss on a straight-line basis over the lease term.

(b)	Capital commitments

Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	2021	2022	2023
	S$	S$	S$

Purchase of a property in Malaysia	-	-	387,720
Loan to a third party*	-	-	1,000,000

*	The Group embarked on its strategy in People’s Republic of China via a collaborative effort on using the CTM-GDT for cancer immunotherapy. As such, the Group committed this loan to a third party for the purpose of conducting an investigator initiated clinical trial through local partners in Chongqing, one of the most populous regions in People’s Republic of China.

(c)	Other commitments

The Group entered into an exclusive, worldwide, non-sublicensable, non-transferable and revocable-for-cause license with an independent company for the NKG2DL-targeting CAR-gamma delta T cell and iPSC-gdNKT cell technology. As of December 31, 2023, the total future minimum payments under non-cancellable licencing agreements are as follows:

	2021	2022	2023
	S$	S$	S$

Within 1 year	4,458	4,867	5,885
After 1 year but within 5 years	42,800	47,080	47,960
Over 5 years	134,285	118,235	106,457
Total	181,543	170,182	160,302

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

24 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2021	2022	2023
	S$	S$	S$

Financial asset

Financial assets at amortized cost:
Other receivables	20,522	73,144	263,830
Cash and cash equivalents	2,512,768	1,579,718	8,995,067
	2,533,290	1,652,862	9,258,897

Financial liabilities

Financial liabilities at amortized cost:
Trade and other payables	210,253	410,798	521,680
Lease liabilities	23,131	14,419	6,324
Borrowings other than convertible loans	924,810	803,606	441,698
	1,158,194	1,228,823	969,702

Financial liabilities at FVTPL:
Convertible loans	2,310,757	3,401,237	-
Warrant liabilities	-	-	146,613
	2,310,757	3,401,237	146,613

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

Years ended December 31, 2021, 2022 and 2023

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

Currency risk arises when transactions are denominated in foreign currencies other than the Group entities’ respective functional currencies.

In addition, the Group is exposed to currency translation risk on the net assets in foreign operations.

The Group’s currency exposure based on the information provided to key management is as follows:

	SGD	MYR	USD	GBP	Total
	S$	S$	S$	S$	S$
December 31, 2023
Financial assets
Cash and bank balances	432,663	186,204	8,376,200	-	8,995,067
Trade and other receivables	195,855	67,975	-	-	263,830
Intra-group receivables	-	-	-	-	-
Financial assets	628,518	254,179	8,376,200	-	9,258,897
Financial liabilities
Trade and other payables	(382,904)	(117,279)	(24,388)	-	(524,571)
Borrowings	-	(448,022)	-	-	(448,022)
Warrant liabilities	-	-	(146,613)	-	(146,613)
Intra-group payables	-	-	-	-	-
Financial liabilities	(382,904)	(565,301)	(171,001)	-	(1,119,206)
Net financial (liabilities)/assets	245,614	(311,122)	8,205,199	-	8,139,691
Add: Net financial assets/(liabilities) denominated respective entities’ functional currencies	(245,614)	311,122	-	-	65,508
Currency exposure of financial assets, net of those denominated in the Company’s functional currency	-	-	8,205,199	-	8,205,199

	SGD	MYR	USD	GBP	Total
	S$	S$	S$	S$	S$
December 31, 2022
Financial assets
Cash and bank balances	1,261,189	233,500	85,029	-	1,579,718
Trade and other receivables	38,141	35,003	-	-	73,144
Intra-group receivables	1,069,340	20,583	-	-	1,089,923
	2,368,670	289,086	85,029	-	2,742,785

Financial liabilities
Trade and other payables	(186,652)	(53,938)	(23,998)	(146,212)	(410,800)
Borrowings	(3,701,237)	(518,025)	-	-	(4,219,262)
Intra-group payables	(1,069,340)	(20,583)	-	-	(1,089,923)
	(4,957,229)	(592,546)	(23,998)	(146,212)	(5,719,985)
Net financial (liabilities)/assets	(2,588,559)	(303,460)	61,031	(146,212)	(2,977,200)
Add: Net financial assets/(liabilities) denominated respective entities’ functional currencies	2,588,559	303,460	-	-	2,892,019
Currency exposure of financial assets, net of those denominated in the Company’s functional currency	-	-	61,031	(146,212)	(85,181)

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

If the MYR and USD change against the SGD by 5% (2022: 5%) respectively with all other variables including the tax rate being held constant, the effects arising from the net financial liability/asset that are exposed to currency risk will be as follows:

	Approximate increase/(decrease)
	2023	2022
	Loss after tax	Loss after tax
	S$	S$
MYR against SGD
- strengthened	-	-
- weakened	-	-

USD against SGD
- strengthened	341,000	(2,600)
- weakened	(341,000)	2,600

GBP against SGD
- strengthened	-	6,000
- weakened	-	(6,000)

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loan amounting to S$441,698 (2022: S$503,606) which bear floating interest rates. The interest rates and terms of repayment of the loans are disclosed in the Note 11 to the financial statements. The Group currently does not have an interest rate hedging policy.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s loss for the year would increase/decrease by approximately S$1,800 (2022: S$2,000).

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

Cash flow from operations and capital contributions and loans from shareholders have been utilized to finance the working capital requirements of the Group. As of December 31, 2023, the Group has negative cash flow from operating activities of S$3,432,830 (U.S.$2,602,010). The Group’s working capital was positive S$9,379,688 (U.S.$7,109,595) as of December 31, 2023. And the Group had S$8,995,067 (U.S.$6,818,060) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2023. On April 18, 2023, the Company completed its Offering. In this Offering, the Company issued 2,412,369 ordinary shares at a price of U.S.$4.00 per share for aggregate gross proceeds of S$12,938,017 (U.S.$9,806,729). The Group received S$10,307,588 (U.S.$7,812,922) in net proceeds after deducting underwriting discounts and commissions and offering expenses. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

The table below analyses non-derivative financial liabilities of the Group and the Company into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date.

	Less than 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total undiscounted cash flow
	S$	S$	S$	S$	S$
December 31, 2023
Trade and other payables	521,680	-	-	-	521,680
Lease liabilities	6,462	-	-	-	6,462
Borrowings (excluding lease liabilities)	53,261	53,261	159,782	288,495	554,799

December 31, 2022
Trade and other payables	410,798	-	-	-	410,798
Lease liabilities	8,227	6,856	-	-	15,083
Borrowings (excluding lease liabilities)	2,190,724	56,506	169,518	362,580	2,779,328

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of the Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Group’s borrowings (other than convertible loans and warrant liabilities which are disclosed in Notes 12 and 14 to the consolidated financial statements) are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The Group’s non-performance risk as at December 31, 2022 and 2023 was assessed to be insignificant.

The following table shows an analysis of each class of financial instruments measured at fair value at the reporting date:

	Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	S$	S$	S$	S$
2023
Financial liabilities:
Warrant liabilities	-	146,613	-	146,613

2022
Financial liabilities:
Convertible loans	-	-	3,401,237	3,401,237

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

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity.

	2022	2023
	S$	S$

Total borrowings (Notes 11-13)	4,219,262	448,022
Total equity	586,298	11,244,155

Debt-to-equity %	720%	4%

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 2022 and 2023.

The Group’s overall strategy remains unchanged from prior year.

25 SEGMENT INFORMATION

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

Geographical information:

Non-current assets (excluding investment in the associate) information based on the location of assets are as follows:

	2022	2023
	S$	S$

Malaysia	1,751,773	1,408,589
Singapore	741,999	668,577
Total	2,493,772	2,077,166

Non-current assets information presented above consist of property, plant and equipment and intangible assets as presented in the consolidated statements of financial positions.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

26 RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

		Cash Flows		Non-cash changes
	At beginning of year	Proceeds from borrowings	Payments	Interest expenses	Conversion of ordinary shares	Fair value changes		At end of year
	S$	S$	S$	S$		S$		S$

2023
Bank loan	503,606	-	(82,672)#	20,764	-	-		441,698
Warrant liabilities	-	-	-	-	(73,930)	220,543	^	146,613
Third party loan	300,000	-	(304,266)	4,266	-	-		-
Convertible loans	3,401,237	-	(25,753)	25,753	(3,499,991)	98,754		-
Lease liabilities	14,419	-	(8,594)*	499	-	-		6,324

2022
Bank loan	574,810	-	(90,764)	19,560	-	-		503,606
Third party loan	350,000	300,000	(359,719)	9,719	-	-		300,000
Convertible loans	2,310,757	-	(95,000)	95,000	-	1,090,480		3,401,237
Lease liabilities	23,131	-	(9,608)*	896	-	-		14,419

2021
Bank loan	626,262	-	(70,879)	19,427	-	-		574,810
Third party loan	-	350,000	(2,014)	2,014	-	-		350,000
Convertible loans	2,323,423	-	(94,966)	94,966	-	(12,666)		2,310,757
Lease liabilities	31,122	-	(9,280)*	1,289	-	-		23,131

^	Includes exchange realignment of S$3,302 of warrant liabilities for the year ended December 31, 2023.

#	Includes exchange realignment of S$28,924 of bank borrowings for the year ended December 31, 2023.

*	Includes exchange realignment of S$535, S$1,157 and S$653 of lease liabilities for the years ended December 31, 2021, 2022 and 2023, respectively.

Other significant non-cash transactions arising from the financing activities in the Consolidated Statements of Cash Flows were as follows:

During the financial year ended December 31, 2021, the Group had the following significant non-cash transactions:

Issuance of 92,563 ordinary shares for a total consideration of S$190,355 for settlement of a professional fees of the equivalent amount.

During the financial year ended December 31, 2023, the Group had the following significant non-cash transactions:

Issuance of 120,618 warrants for S$223,845 in connection with the Initial Public Offering in April 2023.

27 RELATED PARTY TRANSACTIONS

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

	2021	2022	2023
	S$	S$	S$

Transactions with related parties:

Research income from associate	50,205	207,206	183,518
Purchase from associate	2,499	7,360	647
Service fee paid to directors	11,660	11,268	3,529
Amount due to a director	1,265	1,265	-

Balances with related parties:

Trade payables to associate	1,102	-	-
Trade receivable from associate	-	-	4,739

Compensation of directors and key management personnel

The remuneration of directors and key management personnel during the year were as follows:

	2021	2022	2023
	S$	S$	S$

Wages and salaries	272,507	290,070	410,699
Defined contribution plans	37,285	39,122	46,762
Other short-term benefits	3,358	3,414	7,028
Total	313,150	332,606	464,489

Analyzed by:
Directors of the Company	-	-	233,282
Other key management personnel	313,150	332,606	231,207
Total	313,150	332,606	464,489

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021, 2022 and 2023

28 HOLDING COMPANY AND RELATED COMPANY TRANSACTIONS

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

29 EVENTS OCCURRING AFTER BALANCE SHEET DATE

The Company has assessed all events occurred from December 31, 2023, up through April 22, 2024, which is the date that these consolidated financial statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

On February 1, 2024, the Group completed the purchase of a property in Johor, Malaysia (“Purchase”) for business expansion by receiving the notice of transfer of ownership for the property from the Malaysian land office in which the sale and purchase agreement of such Purchase was entered into between the Company and a third party on September 29, 2023 for a total purchase consideration of approximately S$431,000 (equivalent to approximately RM1.5 million).

On February 29, 2024, the Company entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. In this collaboration, the Company looking to provide CTM-MSC and its conditioned media for in vivo studies and Phase I clinical trial in Singapore.

On March 25, 2024, the Group received the letter of acceptance for the acquisition of certain assets (“Acquisition”) of a third party (“Acquiree”) relating to the business of providing cord blood banking for a total offer price of approximately S$661,000 (equivalent to RM2.30 million). As at the date of this report, earnest deposit of approximately S$13,000 (equivalent to RM46,000) is paid to the Acquiree and the management is in the midst of reviewing the master agreement relating to this Acquisition.

