Form 20-F
period 2024-12-31
CytoMed Therapeutics Ltd
filed 2025-04-28
CIK 1873093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2024, there were 11,540,000 of the registrant’s ordinary shares, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

-ii-

DEFINITIONS

Unless otherwise stated in this annual report or the context otherwise requires, references to:

●	“γδ TCR” are to gamma delta T-cell receptor;

●	“A*STAR” are to the Agency for Science, Technology and Research of Singapore;

●	“ACCA” are to the Association of Chartered Certified Accountants;

●	“ACRA” are to the Accounting and Corporate Regulatory Authority of Singapore;

●	“ACRA Code” are to the Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities;

●	“ACTRIS” are to the Advanced Cell Therapy and Research Institute, Singapore;

●	“Advertisement Regulations” are to the Health Products (Advertisement of Specified Health Products) Regulations 2016 enacted under the HPA (as defined below);

●	“ANGELICA Trial” are to the Phase I trial to evaluate allogeneic NKG2DL-targeting chimeric antigen receptor-grafted gamma delta T cells (CTM-N2D) in subjects with advanced solid tumours or haematological malignancies;

●	“ASX” are to the Australian Securities Exchange Ltd;

●	“ATPL” are to Accelerate Technologies Pte. Ltd. (formerly known as ETPL);

●	“BAS” are to building automated system;

●	“BCMA” are to B-cell maturation antigen;

●	“BMR” are to batch manufacturing records;

●	“BNM” are to the Central Bank of Malaysia or Bank Negara Malaysia;

●	“Board” or “Board of Directors” are to the board of directors of the Company;

●	“BRCA” are to the Business and Research Collaboration Agreement entered into between the Company and SunAct Cancer Institute Private Limited on December 30, 2024.

●	“CAR” are to chimeric antigen receptor;

●	“CAR-T” are to chimeric antigen receptor-modified T cells;

●	“CDCR” are to the Control of Drugs and Cosmetics Regulations 1984 of Malaysia, as amended;

-iii-

●	“cGMP” are to current good manufacturing practice, a system for ensuring that products are consistently produced and controlled according to quality standards;

●	“cGMP Facility” are to the Company’s current good manufacturing practice and processing facility located at 12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Johor, Malaysia;

●	“CGTP” are to Cell and Gene Therapy Products;

●	“Clean Air Regulations” are to the Environmental Quality (Clean Air) Regulations 2014 of Malaysia;

●	“Clinical Study Agreement” are to the Investigator-Initiated Clinical Study Agreement entered into between the Company and National University Hospital Singapore on March 10, 2023.

●	“Clinical Trials Regulations” are to the Health Products (Clinical Trials) Regulations of 2016 enacted under the HPA (as defined below), which governs clinical trials of therapeutic products and applicable CTGTP (as defined below) that are not observational trials within Singapore;

●	“Code” are to the Internal Revenue Code of 1986 of the United States of America, as amended;

●	“Comptroller” are to the comptroller of income tax in Singapore;

●	“Contract Manufacturing Organization” or “CMO” are to companies that provide drug development and drug manufacturing services to the companies in the pharmaceutical industry on a contract basis;

●	“Contract Research Organization” or “CRO” are to companies that provide research support to the companies in pharmaceutical and biotechnology industries on a contract basis;

●	“COVID-19” are to the worldwide novel coronavirus disease pandemic;

●	“CRIS” are to the Consortium for Clinical Research and Innovation Singapore, a wholly-owned subsidiary of the Ministry of Health Singapore;

●	“CRM” are to clinical research materials, which refer to any registered or unregistered therapeutic product, medicinal product, medicinal device, applicable CTGTP or placebo, that is manufactured, imported or supplied for the purpose of being used in clinical research, by way of administration to a trial participant in accordance with the research protocol or for a clinical purpose;

●	“CRM Regulations” are to the Health Products (Clinical Research Materials) Regulations of 2016 enacted under the HPA (as defined below), which govern the import, manufacture and supply of clinical research materials for use in clinical research studies within Singapore;

●	“CRS” are to cytokine release syndrome;

●	“CTA” are to Clinical Trial Authorization, which is required prior to the initiation of a clinical trial of a therapeutic product;

●	“CTGT” are to cell, tissue and gene therapy;

●	“CTGTP” are to cell, tissue and gene therapy products;

●	“CTGTP Regulations” are to the Health Products (Cell, Tissue and Gene Therapy Products) Regulations of 2021 enacted under the HPA (as defined below), which provide for regulating the manufacture, import, supply, presentation, registration, duties, and obligations of manufacturers, importers and other persons carrying out such activities as related to CTGTP in Singapore;

●	“CTIL” are to Clinical Trial Import License in Malaysia;

●	“CTM-N2D” are to CAR-gamma delta T cell proprietary product developed by our Group;

-iv-

●	“CTM-GDT” are to allogeneic gamma delta T cell proprietary product developed by our Group;

●	“CTM-MSC” are to allogeneic umbilical cord derived mesenchymal stem cells proprietary product developed by our Group;

●	“CTX” are to Clinical Trial Exemption in Malaysia;

●	“CytoMed Malaysia” are to CytoMed Therapeutics (Malaysia) Sdn Bhd, a company incorporated on December 18, 2013 in Malaysia (Company No. 201301044786 (1074609-M)) with its business address at No.12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Masai, Johor, Malaysia, the manufacturing arm of the Group where a PIC/S GMP laboratory is located and which manufacturing capacity includes stem cells and cancer living medicine;

●	“CytoMed Therapeutics”, “CytoMed” or “Company” are to CytoMed Therapeutics Limited, a company incorporated on March 9, 2018 in Singapore (Company Registration Number: 201808327H) with its registered address at 1 Commonwealth Lane, #08-22, Singapore 149544;

●	“Director” are to the directors of the Company;

●	“Director General” are to the Director General of Environmental Quality as referred to in the EQA;

●	“DNA” are to deoxyribonucleic acid, a large complex macromolecule containing the genetic code and which is typically found in the nucleus of a human cell;

●	“EA” are to the Employment Act 1955 of Malaysia, as amended;

●	“DTC” are to Depository Trust Company;

●	“ECEG 2016” are to the Ethical Code and Ethical Guidelines (2016 edition) published by the SMC;

●	“EIS” are to the Employment Insurance System in Malaysia;

●	“EISA” are to the Employment Insurance System Act 2017 of Malaysia;

●	“EPFA” are to the Employee Provident Fund Act 1991 of Malaysia;

●	“ESSA” are to the Employees’ Social Security Act 1969 of Malaysia;

●	“ETPL” are to Exploit Technologies Pte Ltd (now known as ATPL);

●	“EQA” are to the Environmental Quality Act 1974 of Malaysia, as amended;

●	“Exchange Act” are to the Securities Exchange Act of 1934 in the United States of America, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“Federal Reserve System” are to the central bank of the United States of America;

●	“Financial Institution” is defined in the FX Notices as a person carrying out a financial business regulated under the laws administered by BNM and any person carrying out any other financial business as may be specified by BNM;

●	“Financial Instrument” is defined in the FX Notices and FSA to include any agreement, including an option, a swap, futures or forward contract, whose market price, value, delivery or payment obligations is derived from, referenced to or based on, but not limited to, securities, commodities, assets, rates (including interest rates or exchange rates) or indices;

●	“Foreign Exchange Notices” or “FX Notices” are to the notices issued by the BNM under the FSA and IFSA, which local and foreign investors are subject to;

-v-

●	“FRS” or “SFRS(I) 9” are to the Singapore Financial Reporting Standard or the Singapore Financial Reporting Standard (International) 9, respectively;

●	“FSA” are to the Financial Services Act 2013 of Malaysia;

●	“gamma delta T-iPSCs” are to gamma delta T cells converted into iPSCs;

●	“GCP” or “Good Clinical Practice” are to good clinical practice;

●	“GMP” are to good manufacturing practice;

●	“Group”, “We”, “Us” and “Our” are to the Company and its subsidiaries;

●	“GST” means goods and services tax imposed pursuant to the Goods and Services Tax Act 1993 of Singapore;

●	“Guidelines on CGTPs” are to the Guidance Document and Guidelines For Registration of Cell and Gene Therapy Products of Malaysia, issued under regulation 29 of the CDCR and effective on January 1, 2021;

●	“GvHD” are to graft versus host disease;

●	“HCSA” are to the Healthcare Services Act of Singapore;

●	“Health Products Act” or “HPA” are to the Health Products Act 2007 of Singapore that regulates the manufacture, import, supply, presentation and advertisement of health products and of active ingredients used in the manufacture of health products within Singapore;

●	“Health Sciences Authority” or “HSA” are to the statutory board under the Ministry of Health Singapore;

●	“hESCs” are to human embryonic stem cells;

●	“HME 2016” are to the Handbook on Medical Ethics (2016 edition) issued by the SMC;

●	“HPA Order 2021” are to the Health Products Act (Amendment of First Schedule) Order 2021 of Singapore enacted under the HPA, an order in which a new category of health products, namely cell, tissue or gene therapy product, is included in the First Schedule of the HPA;

●	“hPSCs” are to human pluripotent stem cells;

●	“HSA Act” are to Health Sciences Authority Act 2001 of Singapore;

●	“Human Biomedical Research Act” or “HBRA” are to the Human Biomedical Research Act 2015 of Singapore that regulates the conduct of human biomedical research, further regulates certain restricted human biomedical research, and prohibits certain types of human biomedical research;

●	“IASB” are to International Accounting Standards Board;

●	“ICA” are to the Industrial Co-ordination Act 1975 of Malaysia, as amended;

●	“IFRS” are to the international financial reporting standards as adopted by the International Accounting Standards Board;

●	“IFSA” are to the Islamic Financial Services Act 2013 of Malaysia, as amended;

-vi-

●	“IL-2” are to interleukin-2;

●	“IMCB” are to the Institute of Molecular and Cell Biology, a research institute of A*STAR launched on January 23, 1985 to develop and support the biomedical research and development capabilities in Singapore;

●	“Incentive Plan” are to the 2023 Equity Incentive Plan of the Company, adopted on January 18, 2023 and effective as of April 18, 2023;

●	“Income Tax Act” are to the Income Tax Act 1947 of Singapore;

●	“iPSC” are to induced pluripotent stem cells;

●	“iPSC-gdNKT” are to iPSC-derived gamma delta natural killer T cell product developed by our Group;

●	“IPSC Depository” are to IPSC Depository Sdn. Bhd., a company incorporated on June 28, 2019 in Malaysia (Registration No. 201901022718 (1332047-T)) with its business address at No.12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Masai, Johor, Malaysia, the holder of private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia;

●	“IRAS” are to the Inland Revenue Authority of Singapore;

●	“ISAs” are to the International Standards on Auditing;

●	“ISCA” are to the Institute of Singapore Chartered Accountants;

●	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012 of the United States, as amended;

●	“Johor Bahru By-Laws” are to the Trade, License, Business and Industrial (MBJB) By-Laws 2016 of Malaysia;

●	“JSE” are to the Johannesburg Stock Exchange;

●	“K562 cells” are to the human myelogenous leukemia cell line;

●	“K562 Cell License for NK cell expansion” are to the license granted pursuant to the license agreement entered into between the Company and ATPL in December 2020;

●	“Know-How License” are to the license granted pursuant to the license agreement entered into between Puricell and ATPL in October 2020;

●	“LMC” are to the Landmark Medical Centre Sdn Bhd, a licensed private hospital located in Johor Bahru, Malaysia;

●	“Lower-tier PFIC” are to an entity in which a PFIC owns equity interests in;

●	“MA” are to the Medicines Act 1975 of Singapore;

●	“Malaysian Ringgit” or “RM” or “Ringgit” are to the currency of Malaysia;

●	“Management” or our “Management Team” are to our executive officers and Directors;

●	“Marketing Authorization Application” or “MAA” are to an application submitted by a drug manufacturer seeking marketing authorization, that is permission from a medical regulatory authority to bring a medicinal product to the market;

●	“Medicare” are to the national health insurance program in the United States of America;

●	“mDR Convertible Loan” are to the convertible loan provided by mDR Limited to the Company pursuant to the convertible loan agreement dated December 10, 2019, as amended by the supplemental agreements dated December 31, 2021, January 3, 2022 and January 3, 2023, entered into between the Company and mDR Limited. On April 21, 2023, the mDR Convertible Loan was converted into 589,509 Ordinary Shares at approximately U.S.$1.89774 per share pursuant to the terms of the mDR Convertible Loan;

●	“mGFP-γδ T” are to the gamma delta T cells subjected to electroporation using mRNA encoding mGFP;

-vii-

●	“Ministry of Health Malaysia” or “MOH Malaysia” are to the Ministry of Health of the Malaysian Government;

●	“Ministry of Health Singapore” or “MOH Singapore” are to the Ministry of Health of the Singapore Government;

●	“MITI” are to the Ministry of Investment Trade and Industry of Malaysia;

●	“mRNA” are to messenger RNA, a type of RNA that acts as a messenger that is read by ribosomes to build proteins;

●	“MSCs” are to mesenchymal stem cells;

●	“Nasdaq” are to The Nasdaq Stock Market LLC;

●	“Nasdaq Listing Rules” are to the listing requirements of Nasdaq, as amended, modified or supplemented from time to time;

●	“NDA” are to the new drug application to the HSA and/or other relevant health and regulatory authorities, through which formal proposal is made to the HSA and/or other relevant health and regulatory authorities for approval of a new drug;

●	“NEOs” are to the Company’s named executive officers, being CHOO Chee Kong, Dr. ZENG Jieming and Dr. TAN Wee Kiat as at the date of this annual report;

●	“NK cells” are to natural killer cells, a type of immune cell found in the human body;

●	“NKG2D” are to natural killer group 2D receptor, a type of receptor typically found on the NK cell;

●	“NKG2DL” are to natural killer group 2D ligands, a type of ligand typically expressed by tumor cells, enabling NK cells to activate and kill tumor cells;

●	“NKG2Dz-γδT” are to gamma delta T cells grafted with NKG2DL-targeting CAR;

●	“NKT” are to natural killer T cells;

●	“NOL” means net operating loss;

●	“NPCB” are to the National Pharmaceutical Control Bureau, Ministry of Health Malaysia;

●	“NPRA” are to the National Pharmaceutical Regulatory Authority, Ministry of Health Malaysia;

●	“Occupational Safety and Health Laws” are to the legislation, regulation and rules in respect of occupational safety and health in Malaysia;

●	“OECD” are to the Organization for Economic Co-operation and Development;

●	“Offering” are to the initial public offering of our ordinary shares consummated on April 18, 2023;

●	“off-the-shelf” are to the manufacturing of the stated cell therapies in quantities, which utilizes either donor blood cells or iPSCs as starting materials, but not the limited patient’s own blood cells and no matching is required between such donor and recipient of the product;

●	“one-tier system” are to the one-tier corporate tax system in Singapore;

●	“OSHA” are to Occupational Safety and Health Act 1994 of Malaysia, as amended;

●	“PA 1952” are to the Poisons Act 1952 of Malaysia, as amended;

-viii-

●	“PAg” are to phosphoantigen, a type of small molecule that stimulates gamma delta T cells expressing Vγ9 and Vδ2 molecules;

●	“Patent License” are to the license granted pursuant to the license agreement entered into between the Company and ETPL in June 2018, as varied by an addendum entered into in December 2020, second addendum entered into in September 2021, and third addendum entered into effective as of October 18, 2022;

●	“PCID Regulations” are to the Prevention and Control of Infectious Diseases (Importation and Exportation of Human Remains, Human Tissues and Pathogenic Organisms or Substances) Regulations 2006 of Malaysia, as amended;

●	“PDPA Malaysia” are to the Personal Data Protection Act 2010 of Malaysia, as amended;

●	“PDPA Singapore” are to the Personal Data Protection Act 2012 of Singapore;

●	“PFIC” are to passive foreign investment company;

●	“PHFSA” are to the Private Healthcare Facilities and Services Act 1998 of Malaysia;

●	“PHMCA” are to the Private Hospitals and Medical Clinics Act 1980 of Singapore;

●	“PIC/S” are to the pharmaceutical inspection co-operation scheme;

●	“PTAB” are to the Patent Trial and Appeal Board;

●	“Puricell” are to Puricell Lab Pte Ltd, a 95% owned subsidiary of the Company;

●	“QA” are to quality assurance;

●	“QC” are to quality control;

●	“R&D” are to research and development;

●	“REJA” are to the Reciprocal Enforcement of Judgments Act 1958 of Malaysia;

●	“Resident” is defined in the FX Notices as, among others, a body corporate incorporated or established, or registered with or approved by any authority, in Malaysia;

●	“RNA” are to ribonucleic acid, a biological macromolecule that functions to convert the genetic information of DNA into proteins;

●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

●	“scFv” are to single-chain variable fragment, a technique used to produce a functional antigen-binding fragment on a cellular level;

●	“Singapore National Healthcare Group Domain Specific Review Boards” are to the independent committee constituted of medical, scientific and nonscientific members who are empowered by the National Healthcare Group Chief Executive Officer, to review research involving patients, staff, premises, or facilities of National Healthcare Group institutions and all other institutions under its oversight.

●	“SEC” are to the Securities and Exchange Commission of the United States of America;

-ix-

●	“Securities Act” are to the Securities Act of 1933 of the United States of America, as amended;

●	“SFRS(I)” are to the Singapore Financial Reporting Standard (International);

●	“SGX-ST” are to the Singapore Exchange Securities Trading Limited;

●	“SIC” are to the Securities Industry Council of Singapore;

●	“SID” are to the Singapore Institute of Directors;

●	“Singapore Companies Act” are to the Companies Act 1967 of Singapore;

●	“Singapore Laboratory” are to the Company’s property located at 1 Commonwealth Lane, #08-22, Singapore 149544, with intended use as an office and research laboratory;

●	“Singapore Medical Council” or “SMC” are to the statutory board under the Ministry of Health Singapore which regulates the practice of medicine in Singapore;

●	“Singapore Take-over Code” are to the Singapore Code on Take-overs and Mergers;

●	“SOCSO” are to the Social Security Organization Fund of Malaysia;

●	“Stamp Duties Act” are to the Stamp Duties Act 1929 of Singapore;

●	“TCR” or “TCRs” are to T cell receptors;

●	“UK” are to the United Kingdom;

●	“United States” or “U.S.” are to the United States of America;

●	“VStock” are to V Stock Transfer, LLC, the transfer agent and registrar of the Company;

●	“U.S. Board of Governors” are to the governing body of the Federal Reserve System in the United States of America;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States of America; and

●	“U.S. Holder” are to a person that is, for U.S. federal income tax purposes, a beneficial owner of ordinary shares and a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

We are a clinical stage biopharmaceutical company and we do not have any products approved for commercial sale as of the date of this annual report. We are focused on developing human cells as therapeutics and our technologies are new and unproven. Since our incorporation in 2018, we have invested most of our resources in developing our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, constructing our centralized cGMP Facility, hiring and training staff, raising capital and providing general and administrative support for these operations. Consequently, we do not have a meaningful operating history upon which our business and prospects may be evaluated, and predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing drug products. We have not yet demonstrated our ability to overcome many of the risks and uncertainties frequently encountered by companies in the rapidly evolving biopharmaceutical clinical trial industry. If we do not successfully address these risks, our business, financial condition, results of operations and growth prospects will be materially and adversely affected. At present time, we manufacture limited quantities of cells for researchers and institutions on a non-profit, cost recovery basis for the purpose of research.

We have incurred losses since our incorporation and we expect to incur significant losses for the foreseeable future, which raise substantial doubt on our ability to continue as a going concern. Our ability to continue as a going concern is dependent on being able to obtain sufficient additional funding to finance our operations.

Since our incorporation in 2018, we have incurred losses. As of December 31, 2022, 2023 and 2024, we have accumulated losses of S$8.20 million, S$12.33 million and S$14.85 million, respectively. Given that we will continue to invest most of our resources in developing our product candidates, we expect to continue to incur increasing losses for the foreseeable future. In addition, we anticipate a substantial increase in our expenses if, and as, we seek to:

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

Prior to the Offering, we financed our operations primarily from private equity financing and issuance of convertible loans. As of December 31, 2022, 2023 and 2024, we had cash and bank balances of, S$1.58 million, S$9.00 million, and S$4.97 million respectively. Our research expenses were S$1.52 million, S$1.59 million and S$1.91 million, for the financial year ended December 31, 2022, 2023 and 2024, respectively. During the period from April to June 2021, the Company raised an aggregate of S$4.00 million gross proceeds from the sale of our equities. The Company raised capital in an aggregate of S$1.22 million between September and October 2022. On April 18, 2023, we consummated our Offering resulting in net proceeds of approximately S$10.31 million (U.S.$7.81 million) after deducting underwriting discounts, commissions and offering expenses. We intend to use the proceeds from our Offering to, among other uses, advance CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC through clinical development. Developing pharmaceutical products and conducting pre-clinical studies and clinical trials are expensive. In the future, we may require additional cash funding to continue to execute our strategic plan and fund operations from time to time.

Until and unless we can achieve substantial revenue from our products to offset our expenses, we expect to finance our operations through the proceeds of our Offering, a combination of equity offerings and debt financings, and potentially through additional license and development agreements or strategic partnerships with third parties. We may not be able to obtain sufficient financing or financing on terms which are reasonable to us. In addition, market volatility resulting from other factors could adversely impact our ability to obtain sufficient financing as and when needed. We have no commitments for any additional financing, and will likely be required to raise such financing through the sale of additional securities. If we sell equity or equity-led securities, our current shareholders, may be diluted, and the terms may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our shareholders. Moreover, if we obtain debt financing, we may need to allocate a significant percentage of our operating cash flow to paying principal and interest on such debt and we may need to comply with operating restrictions, such as limitations on incurring additional debt, which could hinder our future ability to acquire, sell or license intellectual property rights. This consequently could impede our business operations. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.

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

Our efforts to obtain additional financing for our business operations may also divert our time and attention from our day-to-day activities, which may impair or delay the development of our product candidates. In addition, our cash flow requirements may fluctuate as a result of factors currently unknown to us including, but not limited to, any unforeseen costs we may incur as a result of pre-clinical study or clinical trial delays, and we may need to seek additional financing sooner than anticipated. If we are unable to obtain sufficient financing on a timely basis or at all, we may have to significantly curtail or stop one or more of our research or development programs.

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

Our business and the business and operations of our research partners and/or other third parties with whom we conduct business are subject to the effects of pandemics, health epidemics, and outbreaks of infectious diseases, in regions where we or third parties on which we rely have business operations.

The emergence of one or more pandemics, epidemics, or outbreaks of infectious diseases, including future outbreaks of COVID-19 variants, Respiratory Syncytial Virus (“RSV”), or the flu, could result in disrupted economic activity and business operations worldwide, including Malaysia, where our primary operations are located.

Our headquarter in Singapore as well as the operations of our cGMP Facility located in Johor, Malaysia, may in the future be impacted by future pandemics, epidemics, or outbreaks of infectious disease. For example, as a result of the COVID-19 pandemic, we experienced some delays in the audit and inspection by NPRA of our cGMP Facility, global supply shortages of certain materials that we use for research and cGMP manufacturing, employee turnover/attrition, delays and/or disruptions in achieving license milestones, and delays in commencement of clinical trial and enrollment in our clinical trial.

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

In addition, a future pandemic, epidemic, or outbreak of infectious disease could significantly disrupt financial markets around the world and could restrict the level of economic activity, and may limit our ability to access capital, which could adversely impact our liquidity now or in the future. A recession or market correction resulting from a future pandemic, epidemic, or outbreak of infectious disease could materially affect our business and the value of our ordinary shares.

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

The success of our business depends on our ability to utilize our proprietary technologies to manufacture our product candidates obtain regulatory approval for such product candidates, and commercialize the approved products. Most of our product candidates have not yet been evaluated in humans and may never become commercialized. All our product candidates developed from our proprietary technology platforms will require significant additional clinical and non-clinical development, review and approval by the relevant health and regulatory authorities in the various jurisdictions, substantial capital and time investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before they can be successfully commercialized. If any of our product candidates encounter safety or efficacy issues, developmental delays or regulatory issues or other roadblocks, it could impact the development plans for our other product candidates.

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

We are aware of the recent developments of our potential competitors for allogeneic CAR gamma delta T- cell therapy. Based on publicly disclosed information, in May 2023 Acepodia Biotech, Inc. announced first patient dosed in their phase 1 clinical trial of an anti-CD20 armed allogeneic gamma delta T-cell therapy to treat patients with Non-Hodgkin’s Lymphoma, as well as FDA Clearance of Investigational New Drug (IND) Application for a First-in-Class Allogeneic Anti-EGFR Cell Therapy. In first quarter 2024, Bristol Myers Squibb (NYSE: BMY) announced U.S. FDA approval for CD19-directed CAR T cell therapy as the first and only CAR T cell therapy for adults with relapsed or refractory Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL), as well as Priority Review for Follicular Lymphoma (FL) and Relapsed or Refractory Mantle Cell Lymphoma (MCL). In October 2024, Immatics N.V. (NASDAQ: IMTX) provided a data update on IMA203 monotherapy in 28 heavily pretreated metastatic melanoma patients from the ongoing Phase 1b dose expansion part of the clinical trial in which patients were treated at the recommended Phase 2 dose (RP2D, 1 to 10 billion total TCR-T cells). In December 2024, Adicet Bio, Inc. (Nasdaq: ACET) announced the dosing of the first patient in the Phase 1 clinical trial evaluating their gamma delta 1 CAR T cell candidates ADI-270 in patients with metastatic/advanced clear cell renal cell carcinoma.

Our existing competitors in the field of gamma delta T cell therapy are listed in Table 2 of the section entitled “Competition” in this annual report. We are aware of the recent development of our potential competitor for allogeneic gamma delta T- cell therapy. Based on publicly disclosed information, in February 2025, TC BioPharm (Holdings) PLC (OTC Pink Current: TCBP) announced data from Cohort A showed a favorable safety profile with no drug-related adverse events and demonstrated preliminary efficacy, with some patients experiencing stable disease following multiple TCB008 infusions, which is a gamma-delta T cell therapy, for the treatment of acute myeloid leukemia or AML and myelodysplastic syndromes or MDS. As of date of this annual report, we are not aware of any approved Phase III trial for gamma delta T cell-based cancer immunotherapy. Our gamma delta T cell product candidate may also face competition from other cell-based immunotherapy approaches derived from NK cells and T cells.

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

As of the date of this annual report, we have forty-three (43) full-time employees.   We are required to continue expanding our managerial, operational, quality, manufacturing, finance, sales and other resources in order to manage our operations and clinical trials, continue our development activities and eventually commercialize our product candidates. Our existing management and personnel, systems and facilities may not be sufficient to manage and support our future growth. Our growth strategy requires that we:

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

We do not currently carry a valid Directors’ and Officers’ insurance policy which expired on April 19, 2024. We do not intend to renew and even if we renew such insurance, any such claim that may be brought could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance, or that is in excess of the limits of the insurance coverage. We recognize the corporate litigation in general, subjecting directors and officers to expensive litigation risks. We desire to attract and retain talented and experienced individuals, to serve as directors and officers of the Company and/or one or more subsidiaries of the Company, free from undue concern for claims for damages arising out of or related to such services to the Company and/or one or more subsidiaries of the Company, we have determined and agreed to indemnify our directors and officers to the maximum extent permitted by law.

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

Our businesses and operations rely heavily on information technology as, amongst other things, we handle, store, manage and transmit data relating to our day-to-day activities not limited to manufacturing, product analysis and data, product candidates and trials. While we have taken steps internally to back up critical data on a service provided by a reputable third-party vendor, as well as storing local copies within the Company, a risk of failure beyond our control still exists. We are therefore exposed to risks of cyber security threats, data and data privacy breaches, as well as other network security and stability risks. The scale and sophistication of cyber security threats have increased especially in recent times. We are also reliant on a number of third-party vendors to provide adequate and timely software and hardware support, that could have a material adverse effect on our systems. Disruptions to our information technology systems, whether resulting from cyber-attacks, a failure by a key vendor or otherwise, that can cause interruptions to our network and services, may result in penalties. While we have established policies and frameworks, as described in the section titled “Intellectual Property - Trade Secrets” of this annual report, we cannot assure you that such policies and frameworks are sufficient or that our business, financial condition, results of operations and prospects would not be adversely affected by such information technology and cyber security threats, data privacy breaches as well as other network security and stability risks.

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

Our current cGMP Facility may not be sufficient to handle the large-scale commercial manufacture and production of product candidates

As of the date of this annual report, we are clinical stage biopharmaceutical company with four product candidates: CTM-N2D, CTM-GDT, iPSC-gdNKT and CTM-MSC. Our cGMP Facility is equipped to undertake the manufacture and production of our product candidates for pre-clinical and clinical trial purposes. However, our current cGMP Facility may not have the capabilities and resources to undertake and facilitate large-scale commercial production of our product candidates. In the event that any of our product candidates reach the commercialization stage, we will need to incur additional expenses to build another facility which is equipped to handle large-scale manufacturing or outsource manufacturing and/or production.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies restricting international trade and investments may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries.

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

We are highly reliant on three licenses granted to us pursuant to the Patent License and K562 Cell License for NK cell expansion by ATPL, a wholly-owned subsidiary of A*STAR and the leading R&D agency in Singapore. A*STAR is the leading body for biomedical research initiatives among the research community in Singapore. Please refer to the section entitled “Intellectual Property” for further information on these licenses. Our lead product candidates, CTM-N2D, iPSC-gdNKT and CTM-GDT, are derived from the technology we licensed from ATPL. If any of these three license agreements is terminated for any reason, we would lose the rights to use the licensed intellectual property rights that may be material or necessary to the development and/or production of our product candidates, which could impede or prevent our successful commercialization of such product candidates and materially adversely affect our business, financial condition, results of operations and growth prospects.

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

RISKS RELATED TO DOING BUSINESS IN INDIA

We have no prior business experience in India and are unfamiliar with Indian laws and regulations.

On December 30, 2024, the Company entered into a BRCA with SunAct Cancer Institute Private Limited (“SUNACT”) to jointly establish and conduct clinical trials for the GMP grade CTM-GDT. As the Company presently has no prior business experience in India, it is unfamiliar with certain key Indian rules and regulations and will rely on SUNACT for compliance with said rules and regulations, including but not limited to clinical trial approvals, pharmaceutical regulatory compliance, tax filings, and employment management. If SUNACT fails to effectively fulfill its compliance obligations, or if we fail to develop a sufficient understanding of and response to the relevant laws and regulations, we may face compliance risks that could adversely affect our business expansion and the progress of our clinical trials.

If we fail to comply with the regulatory standards of various regulatory agencies in manufacturing of quality products, it may have potential impact on our business, financials and operations.

Governmental authorities, including among others the U.S. Food and Drug Administration (“U.S. FDA”) and the Central Drugs Standard Control Organization (“CDSCO”) of India, heavily regulate the manufacturing of our products, including manufacturing quality standards. In recent years, a number of Indian generic pharmaceutical companies have been issued Official Action Indicated (“OAI”) status notices and warning letters by the U.S. FDA. While our quality practices and quality management systems are designed and maintained in a manner to comply with the highest regulatory and quality standards, periodic inspections may often lead to non-conformity observations requiring corrective actions, or additional regulatory or legal actions, such as suspension of clinical trials, suspension of product manufacturing, or even rejection of product approval applications, which may have potential impact on our business, financials and operations.

RISKS RELATED TO THE ASSETS ACQUISITION OF THE CORD BLOOD STEM CELL BANKING FACILITY IN MALAYSIA

The assets acquisition of CellSafe International Sdn. Bhd. (In-Liquidation) through our subsidiary LongevityBank Pte. Ltd. (previously known as iPSCBank Pte Ltd) may lead to unforeseen financial and operational difficulties.

As a part of our growth strategy, we may make selected acquisitions of complementary products and/or businesses. Any acquisition involves numerous risks and operational, financial, and managerial challenges, which could adversely affect our business, financial condition, or results of operations. Risks and uncertainties related to our recent acquisition of the cord blood stem cell banking business facility in Malaysia include, but are not limited to, the following:

●	problems maintaining uniform procedures, controls and policies with respect to our financial accounting systems;
●	lack of synergies or the inability to realize expected synergies and cost-savings;
●	difficulties in managing geographically dispersed operations, including risks associated with entering cord blood stem cell banking markets in which we have no prior experience;
●	underperformance of any acquired asset and customer relation relative to our expectations and the price we paid;
●	diversion of management’s attention and company resources from existing operations of the business; and
●	inconsistencies in standards, controls, procedures, and policies;

The successful integration of acquired assets requires significant efforts and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance, legal, and information technologies. There can be no assurance that we will be successful or will be, or will remain, profitable. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from the assets acquisition in a reasonable time frame, or at all.

The presence of well-established competitors with strong brand recognition, extensive networks, and proven track records creates a significant barrier to market entry and expansion. These companies have built trust among healthcare providers and customers, which may limit our ability to capture market share.

In Malaysia, there are several organizations which are involved in cord blood stem cell banking besides us. The National Blood Bank in Ministry of Health handles cord blood banking for donation purposes. There are two other fully licensed private companies which provide the service of cord blood stem cell banking besides us. These include: StemLife Berhad (established in 2001) and CryoCord Sdn. Bhd. (established in 2002).

With two other service providers offering similar cord blood stem cell banking services, the Malaysian cord blood stem cell banking market is highly price sensitive. Competitors may engage in aggressive pricing strategies or offer attractive promotions, making it difficult for us to compete effectively without impacting our profit margins. Furthermore, differentiating our services to attract customers may require substantial investment in innovation, marketing, and customer education.

The existing service providers in the market benefit from a loyal customer base, with long-term storage contracts already in place. Convincing expectant parents to switch providers or choose us over established brands will require significant effort to overcome their confidence in current providers.

Moreover, StemLife Berhad and CryoCord Sdn. Bhd. have well-established partnerships with hospitals, clinics, and healthcare providers, allowing them to secure a steady stream of clients. As a new entrant, building similar partnerships will require time, resources, and sustained effort, potentially putting us at a disadvantage in securing referrals from healthcare professionals. If we are not able to compete successfully, our business may be adversely affected, and competition may make it more difficult for us to grow our revenue and maintain our existing business on terms that are favorable to us.

Suppliers of equipment and consumables necessary for the examination, processing, collection and preservation of cord blood stem cells may become limited, which could adversely affect our operations.

Our cord blood stem cell banking operations rely heavily on specialized equipment and consumables for the examination, processing, collection, and preservation of cord blood stem cells, some of which might only be available from certain key suppliers from overseas. However, the number of equipment and consumables suppliers within the cord blood banking industry may become limited, while some of them may decide to exit the industry, leaving us with even more limited suppliers to choose from. Without adequate or sufficient equipment and consumables, we may not be able to handle all potential subscribers, and our operations and financial performance will be materially and adversely affected.

Even if the specialized equipment and consumables we require are available from more than one commercial supplier, we have not yet confirmed the suitability of the use of such equipment and consumables in our process. Such as that some equipment may be classified as non-medical device and may be for research use and not commercial application of any kind, and our using any of them may cause regulatory challenges and review and potentially result in significant delays in our cord blood stem cell banking license renewal and future developments. Even if we are able to replace any equipment and consumables with alternatives, such alternatives may be more expensive, result in lower productivity or not be as suitable for our purposes.

Any disruption in the supply chain for these critical items could materially impact our business operations. Disruptions affecting these suppliers, including manufacturing delays, labor shortages, or quality control issues, could lead to shortages or delays in obtaining the necessary materials.

Cord blood stem cell banking facilities in Malaysia must adhere to regulations set by the MOH Malaysia, which includes obtaining and maintaining proper licenses under applicable laws such as the PHFSA. Failure to secure or renew these licenses would result in operational disruptions, penalties, or loss of certification.

Our operations in the cord blood stem cell banking facilities in Malaysia are subject to various permits and licences which are subject to revision. There is no assurance that we will be able to renew the required permits and licences when they expire. We are also subject to routine inspections and audits by Malaysian health authorities to ensure compliance with quality and safety standards. Failure to meet the required standards or address deficiencies promptly would result in operational delays, penalties, or loss of certification.

Although MSC and other stem cell applications hold promising therapeutic potential, the regulatory framework governing cord blood stem cell banking and stem cell applications in Malaysia is still developing. Changes in policies or additional restrictions, such as limitations on the commercial use of stem cells or stricter oversight of cryopreservation facilities, would increase our compliance costs or limit our service offerings. Delays in approvals or stricter guidelines may slow the adoption of new therapies, impacting our business growth.

If all or part of the demand for stem cells is met by matching cord blood units donated by the public to patients in need of transplants, expectant parents may choose not to pay for our subscription services.

There is no assurance that demand for our subscription services will remain if the number of cord blood units donated by the public grows in size and increases in diversity, the probability of finding matching units from public cord blood stem cell bank for a patient among the units donated by the public may increase, which may result in a decrease in market demand for our subscription services.

Furthermore, if the value of our subscription services is related to the higher success rate of autologous cord blood transplants over unrelated ones, then medical research discovering new and more effective procedures that make allogeneic cord blood transplants safer and more effective may significantly reduce the clinical advantage of storing a child’s umbilical cord blood for his or her own future use, thereby diminishing the appeal and demand for our subscription-based storage services.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks, including as a result of breaches of our associated third parties, could affect our ability to conduct our business.

We handle sensitive personal and medical data that requires strict compliance with PDPA Malaysia. In conducting our business, we process, transmit and store sensitive personal and medical data about our customers. This information may also include account access credentials, credit and debit card numbers, bank account numbers, national registration identity card numbers, names and addresses and other types of sensitive personal and medical data. Some of this information is also processed and stored by our third-party service providers to whom we outsource certain functions and other agents, including our customers, which we refer to collectively as our associated third parties.

Our computer systems and our associated third parties’ computer systems could be subject to breach in the future, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we select our third-party service providers carefully, and seek to ensure that our customers adequately protect their systems and data, we do not control their actions and are not able to oversee their processes. Any problems experienced by our associated third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to conduct our business and financial condition.

If our umbilical cord blood stem cell banking services do not achieve continued market acceptance, we will not be able to generate revenue necessary to support our business.

We anticipate that service fees from the processing and storage of umbilical cord blood stem cells will comprise a substantial majority of our revenue in the future and, therefore, our future success depends on the successful and continued market acceptance of this service. Broad use and acceptance of our service requires marketing expenditures and education and awareness of consumers and medical practitioners, and the time and expense required to accomplish such education and awareness of our services and its potential benefits could adversely affect market acceptance. Successful commercialization of our services will also require that we satisfactorily address the needs of various medical practitioners that constitute a target market to reach consumers of our services and to address potential resistance to recommendations for our services. If we are unable to continue to gain market acceptance of our services, we will not be able to generate sufficient revenue to remain profitable.

A failure in the performance of our cryopreservation storage facility or systems could harm our business and reputation.

We are in a competitive market for cord blood stem cell banking, and any negative perceptions or missteps in service quality, compliance, or customer relations may be amplified, further hindering our ability to compete effectively. To the extent our cryopreservation storage service is disrupted, discontinued or the performance is impaired, our business and operations could be adversely affected. Any failure, including network, software, hardware or equipment failure, that causes a material interruption or discontinuance in our cryopreservation storage of cord blood stem cell specimens could result in stored cord blood stem cell specimens being damaged and unable to be utilized. Specimen damage, including loss in transit to us could result in litigation against us and reduced future revenue for us, which in turn could be harmful to our reputation. Our insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our ability to maintain proper and continued cryopreservation storage services. Any material disruption in our ability to maintain continued uninterrupted storage systems could have a material adverse effect on our business, operating results and financial condition. Our systems and operations are vulnerable to damage or interruption from fire, flood, equipment failure, break-ins, and similar events for which we do not have redundant systems or a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for losses that may occur.

Our prospects and business may be materially adversely affected by negative publicity about the non-compliance of other cord blood stem cell bank in other jurisdictions.

In 2023, unannounced audits by MOH Singapore in August and November revealed that 7 of Cordlife Group Limited’s (SGX: P8A) 22 cord blood unit storage tanks had been exposed to temperatures above the acceptable limit of -150 degrees Celsius at different periods dating back to 2020, potentially damaging stored cord blood units. On November 30, 2023, MOH Singapore directed Cordlife to stop collecting, testing, processing, and/or storage of any new cord blood for a period of six months. This was later extended by an additional three months. In September 2024, Cordlife has been allowed to resume cord blood banking services with restrictions, including a cap on the number of units they can process per month.

As a result, it may cause significant public distrust in Singapore and Malaysia regarding the credibility of cord blood stem cell banking facility, particularly its temperature monitoring system. We, as one of the three private cord blood stem cell banking facilities in Malaysia, may face challenges when marketing our services to expand our subscriber base if the public loses confidence due to similar negative publicity in the future. Negative publicity and related Internet rumors may cast doubt among consumers regarding credibility of cord blood stem cell banking, which may in turn adversely affect consumer confidence in the cord blood stem cell banking service.

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

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least till 2026, we may need or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per-share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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

We are a “controlled company” as defined under the Nasdaq Listing Rules. We have already relied on an exemption with respect to the requirement that a majority of our board of directors be independent directors by adopting home country practices. Although we do not currently intend to rely on other “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to do so in the future, and you would not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements

Our principal shareholders, officers and directors beneficially hold a majority of our ordinary shares. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. We have already relied on an exemption from the requirement that a majority of our Board must be independent directors by adopting home country practices in connection with our initial public offering completed on April 18, 2023. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain other exemptions from corporate governance rules, including:

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

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of September 30 (the last business day of the second fiscal quarter) (ii) the end of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering.

 We may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

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

Our operations are affected by the changes in existing Malaysian laws and regulations, and the adoption of new Malaysian laws and regulations and/or the changes in interpretation of the Malaysian laws and regulations as well as possible inconsistencies between the various Malaysian laws and regulations and/or the corresponding interpretation

Our operations in Malaysia are regulated by the laws and regulations of Malaysia, including those relating to the corporate, investment, marketing, labor, environmental protection, occupational health and safety, data privacy, data protection and taxation matters. The legal and regulatory regimes in Malaysia may be uncertain and subject to unforeseen changes. At times, the interpretation or application of laws and regulations in Malaysia evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Government policies, regulations and guidelines issued and imposed by the relevant authorities may change from time to time. We may have to incur significant capital and maintenance expenditures to comply with laws and regulations. The failure to discharge our obligations could result in the imposition of fines and penalties, damage to our reputation, delays in production or the temporary or permanent closure of our operations. In addition, existing laws, regulations or policies may become stricter or more strictly enforced. Our operations and business may face investigation, scrutiny or evaluation. The adoption of new laws and regulations or any modification to the existing laws and regulations may result in additional expenses to comply with the new laws.

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

Compliance with PDPA Malaysia and any such existing or future data-privacy related laws, regulations and governmental orders may entail significant expenses, result in challenges with cross-border data transfers and could materially affect our business

Our business and operations in Malaysia are subject to laws and regulations regarding data privacy and data protection pursuant to the PDPA Malaysia. See “Regulation – Malaysia – Operation of business – Others – PDPA Malaysia”.

Compliance with the PDPA Malaysia and/or related implementing regulations and governmental orders could significantly increase the cost of providing our service offerings, require significant changes to our operations, or even prevent us from providing certain service offerings in Malaysia. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices could fail to meet all of the requirements imposed on us by the PDPA Malaysia and/or related implementing regulations and government orders. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers who have access to customer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. Any data security breach or non-compliance with PDPA Malaysia and/or related implementing regulations and government orders would result in substantial fines, legal liabilities, and loss of customer trust. Moreover, the legal uncertainty created by the PDPA 2010 and/or related implementing regulations and governmental orders could materially and adversely affect our ability, on favorable terms, to raise capital, including engaging in offerings of our securities in the U.S. market.

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

As of the date of this annual report, we are a holding company incorporated in Singapore which oversees our operations in Malaysia. We conduct our business activities primarily through our subsidiaries in Malaysia, CytoMed Malaysia and IPSC Depository. We expect to conduct more research and clinical trial activities in Singapore through CytoMed moving forward. Other than CytoMed Malaysia and IPSC Depository, our subsidiaries have minimal operations.

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

We are a clinical stage biopharmaceutical company focused on harnessing our proprietary technologies into creating novel cell-based immunotherapies for treatment of human cancers and degenerative diseases. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors.

We believe that the current development of CD19-targeting CAR-T cells in treating B-cell malignancies signifies that cellular immunotherapy is becoming one of the pillars in cancer care. However, we believe that it remains challenging to apply the current CAR-T principle into treatments of other type of cancers, in particular solid tumors, due to a variety of reasons, including (i) the reliance on the limited cell quality and quantity of patients, (ii) the lack of suitable surface cancer antigens and their recognition system and (iii) the risk of cancer escape because of a single antigen-targeting strategy. To this end, we have established two novel patient blood cell-independent platform technologies to manufacture “off-the-shelf” cell-based cancer immunotherapies: one of which depends on healthy donor blood cells and the other of which depends on iPSC. Such platform technologies and the resulting product candidates exploit the multiple antigen recognition systems of NK cells and gamma delta T cells in the human body to recognize and treat a broad range of cancers. Built on the proprietary platform technologies that we licensed, we are developing three cellular immunotherapy product candidates: CTM-N2D, iPSC-gdNKT and CTM-GDT. CTM-N2D is our lead product candidate and it consists of expanded gamma delta T cells grafted with NKG2DL-targeting CAR to enhance anti-cancer cytotoxicity. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required.

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

Pursuant to the Clinical Study Agreement, Company has agreed to (i) provide funding and supply at no cost to National University Hospital Singapore such quantities of the CTM-N2D as may be required for the ANGELICA Trial, (ii) to provide all relevant clinical information, (iii) where applicable, to provide an instruction manual/guide, product labels, storage, handling and safety instructions and advice which are required for the safe and proper use of CTM-N2D and the proper planning and conduct of the trial. In March 2023, we obtained and provided to National University Hospital Singapore a clinical trial insurance certificate required to conduct the trial in Singapore.  In July 2023, we have started the clinical trial, with the donor recruitment to obtain healthy donor PBMCs which would serve as starting material for manufacturing of CTM-N2D for patients in the trial. In October 2024, we received co-funding support for our ANGELICA Trial from the MOH Singapore through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646). Since the start of recruitment in November 2024, two patients have been successfully dosed with four weekly CTM-N2D at dose level 1 in our ANGELICA Trial. As of the date of this annual report, ANGELICA Trial is on-going.

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

Please refer to the sections entitled “Business - Our Solutions and Product Candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC” and “Business - CTM-N2D Therapy - Development Status of CTM-N2D Therapy” in this annual report for further details on the application process and progress. We expect to expand our pipeline further in Phase II trials of CTM-N2D therapy for specific cancer indications.

Our second product candidate, iPSC-gdNKT, utilizes iPSC as a starting material to generate gdNKT, which is a synthetic hybrid of a gamma delta T cell and a NK cell. The hybrid cells express receptors of both cells which potentially allow the gdNKT cells to recognize and treat a broad range of cancers. This product has been undergoing pre-clinical process development since the fourth quarter of 2022 and is targeting to commence pre-clinical studies after the fourth quarter of 2025.

Our third product candidate, CTM-GDT, consists of expanded allogeneic gamma delta T cells and exploits the potential of these cells to recognize and treat a broad range of cancers. We are collaborating with The University of Texas M.D. Anderson Cancer Center on preclinical studies evaluating CTM-GDT for lymphoma and breast cancer. Through a US agent, we have submitted a drug master file to the US FDA and intend to pursue an investigational new drug application in the near future. In Malaysia, CTM-GDT is classified as a CGTP by NPRA. As we intend to manufacture the investigational product locally, a CTX application to NPRA is required before commencing clinical trials. On December 30, 2024, the we entered into a BRCA with SunAct Cancer Institute Private Limited. An investigator-initiated clinical trial has been registered with the Clinical Trials Registry – India on March 20, 2025, to evaluate CTM-GDT in solid tumors and lymphomas. Dr. Prof. Vijay Patil, Professor Consultant at SunAct Cancer Institute Private Limited, serves as the principal investigator for the trial.

Our fourth product candidate, CTM-MSC, has been developed with donor-sourced, allogeneic umbilical cord-derived mesenchymal stem cells (“UC-MSCs”) and exploits their potential as a potential treatment for tissue regeneration, inflammatory and regenerative diseases. On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. In this collaboration, we are looking to provide CTM-MSC and its conditioned media for in vivo studies and a proposed Phase I clinical trial in Singapore.

By last quarter of 2024, the Company, through our subsidiary LongevityBank Pte Ltd, had completed acquisition of certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank, including (i) a private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia, held under IPSC Depository which is the direct subsidiary of LongevityBank Pte Ltd, (ii) cryopreservation equipment with more than 12,000 cord blood units (“CBUs”) and (iii) two freehold real estate properties measuring a total of 189 square metres in area in which the cord blood stem cell banking facility is situated.

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

Strategy

Currently, there are vast unmet medical needs in cancer treatment, particularly for solid tumors. Our goal is to develop novel “off-the-shelf” cell therapies to improve the quality of life of cancer patients and to increase their overall survival. We believe that our uniquely designed platform technologies and product development strategies are expected to strengthen our capability to achieve such goal. We intend to focus on developing our two “off-the-shelf, allogeneic” platform technologies based on healthy donor blood cells and iPSCs respectively. Key elements of our strategies are as follows:

Uniquely Designed Platform Technologies to Develop Novel Cell Therapies for Cancers

Currently, many companies employ αβ T cells as main effector cells. Some companies attempt to graft NK receptors, or γδ TCRs to potentially expand antigen recognition. However, the use of αβ T cells limits such therapy to autologous use. Some companies have employed gene editing technologies to enable the allogeneic use of αβ T cells, but additional gene editing increases complexity in manufacturing and increases cost. Furthermore, genetically engineered cells may pose potential safety issue due to chances of insertional mutagenesis, leading to secondary cancers. Innate immune cells, such as γδ T cells, can be used in an allogeneic setting without requiring additional gene editing, therefore making it an ideal cell type for allogeneic therapy.

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

Leukapheresis
& wash cells
Leukocytes
Elutriate
Enriched
lymphocytes
aAPC
beads
Lentiviral
vectors
Activate,
transduce & expand
CAR-T
cell culture
Remove beads
& concentrate cells
CAR-T
cells
Infuse
CAR-T cells kill
cancer cells
Cancer
cells

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

Our CAR-gamma delta T cell therapy, CTM-N2D, has entered Phase I clinical trial under the ANGELICA Trial at National University Hospital Singapore. The trial is an open-label, single-centre, dose escalation study to evaluate the safety, activity, and optimal dosage of haploidentical or allogeneic NKG2DL-targeting CAR-gamma delta T cells in patients with relapsed or refractory solid tumors. CTM-N2D consists of culture-expanded cells and is classified as a Class 2 CTGTP, requiring a CTA application for clinical trial approval. In October 2024, we received co-funding support for our ANGELICA trial from the MOH Singapore through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646). Since the start of recruitment in November 2024, two patients have been successfully dosed with four weekly CTM-N2D at dose level 1 in ANGELICAL trial. As of the date of this annual report, the trial is on-going.

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

Compared with autologous gamma delta T cells expanded from patient’s own blood cells, allogeneic gamma delta T cells expanded from blood cells of healthy donors may provide a more cytotoxic cell source. Moreover, unlike autologous gamma delta T cells, the number of allogeneic gamma delta T cells that can be obtained during manufacturing is not restricted by the starting materials from the patient himself. Hence, we believe that it is valuable to further explore the potential cytotoxicity of allogeneic gamma delta T cells in clinical trials. To this end, we are also developing allogeneic gamma delta T cells into CTM-GDT therapy for cancer treatment (Figure 6). We are working with The University of Texas M.D. Anderson Cancer Center on CTM-GDT against lymphoma and breast cancer in preclinical studies. Through a US agent, we have submitted a drug master file to US FDA and intend to pursue an investigational new drug application in the near future. In Malaysia, CTM-GDT is classified as a CGTP by NPRA. As we intend to manufacture the investigational product locally, a CTX application to NPRA is required before commencing clinical trials.

On December 30, 2024, the Company entered into a BRCA with SunAct Cancer Institute Private Limited to jointly establish and conduct clinical trials for the GMP grade CTM-GDT. The collaboration encompasses territories including South Asia (Bangladesh, Bhutan, India, the Maldives, Nepal, Pakistan, Sri Lanka, and Afghanistan) and the Emirate of Dubai.

Under the BRCA, the Company will be responsible for manufacturing and supplying the CTM-GDT, providing scientific expertise, laboratory staff support, and assistance with clinical data management and protocol development. SunAct Cancer Institute Private Limited will lead the clinical trial operations, including obtaining necessary regulatory approvals, recruiting patients, and providing clinical trial guidance. The collaboration includes establishing a joint venture company with an initial 50/50 shareholding structure.

The agreement requires submission of relevant applications for clinical trial approval within 12 months of signing, with both parties collaboratively engaging in the commercialization phase following successful clinical trials. The project combines the Company’s product expertise and manufacturing capabilities with SunAct Cancer Institute Private Limited’s clinical research infrastructure to advance the development and commercialization of the CTM-GDT in the specified territories.

On March 20, 2025, an investigator-initiated clinical trial has been registered with the Clinical Trials Registry – India to evaluate CTM-GDT in solid tumors and lymphomas. Dr. Prof. Vijay Patil, Professor Consultant at SunAct Cancer Institute Private Limited, serves as the principal investigator for the trial.

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

On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. As of the date of this annual report, we are finalizing the dossier for a Phase I clinical trial using CTM-MSC to treat osteoarthritis and target for submission in second half of 2025.

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
Mediate anti-cancer activities
Cancer cells
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

Pan-cancer
(25 malignancies)
Solid tumors
(non-brain)
Favorable
Adverse
Leukocytes ranked by survival
γδ T cells
Tfh cells
CD8 T cells
MCs–
CD4 memory T cells+
DCs–
Naïve B cells
PCs
CD4 naïve T cells
M1-MΦs
NK cells+
Treg cells
Monos
CD4 memory T cells–
DCs+
NK cells–
Memory B cells
M0-MΦs
M2-MΦs
MCs+
Eos
PMNs
Q < 0.25
γδ T cells
CD4 memory T cells+
PCs
Naïve B cells
CD8 T cells
Tfh cells
NK cells+
DCs–
MCs–
CD4 naïve T cells
Treg cells
M1-MΦs
DCs+
Monos
M2-MΦs
Memory B cells
NK cells–
M0-MΦs
Eos
CD4 memory T cells–
PMNs
MCs+
Q < 0.25
0 1 2 3 4
Unweighted lmeta-zl
0 1 2 3 4
Unweighted lmeta-zl

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

i.	Adoptive Transfer of gamma delta T Cells as Cancer Treatment

In humans, 1-10% of peripheral blood lymphocytes are gamma delta T cells, of which Vγ9Vδ2 T cells are the major subset. Such Vγ9Vδ2 T cells express Vγ9Vδ2 TCRs to recognize PAg on infected or transformed cells (Bonneville and Scotet 2006). In contrast to human leukocyte antigen (HLA)-dependent antigen recognition of alpha beta TCR, PAg recognition of Vγ9Vδ2 TCR is HLA-independent. Therefore, Vγ9Vδ2 T cells are unlikely to cause GvHD in an allogeneic setting (Lamb and Lopez 2005). Moreover, Vγ9Vδ2 T cells can kill cancer cells even without modification and are being used in clinical trials (Deniger, Moyes, and Cooper 2014; Hoeres et al. 2018).

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

Development Status of CTM-N2D Therapy

We have translated the CAR- gamma delta T cell technology into a trial-ready cell therapy CTM-N2D for further evaluation in a clinical trial. The proposed clinical trial currently being discussed is an open-label, single-center, dose escalation, Phase I study. The study objectives are to determine safety, activity, and safe dosage of haploidentical or allogeneic NKG2DL-targeting CAR-grafted gamma delta T cells, which will be given in four weekly doses to patients with relapsed or refractory solid tumors of different types. We have conducted a pre-submission meeting with HSA. A full clinical trial dossier including trial protocol, Investigator’s Brochure (IB) and Chemistry, Manufacturing, and Control (CMC) has been submitted and reviewed by HSA during the pre-submission meeting, which has concluded that they have no major issues with the documents. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. Pursuant to the Clinical Study Agreement, the National University Hospital Singapore will conduct the ANGELICA Trial using our lead product candidate CTM-N2D, with Dr. Anand D Jeyasekharan, Consultant, Department of Hematology-Oncology of National University Hospital Singapore, being the principal investigator of the trial. Unless terminated earlier, the Clinical Study Agreement shall continue until completion of the trial. National University Hospital Singapore has obtained approval from the Singapore National Healthcare Group Domain Specific Review Boards in February 2023. Pursuant to the Clinical Study Agreement, Company has agreed to (i) provide funding and supply at no cost to National University Hospital Singapore such quantities of the CTM-N2D as may be required for the ANGELICA Trial, (ii) to provide all relevant clinical information, (iii) where applicable, to provide an instruction manual/guide, product labels, storage, handling and safety instructions and advice which are required for the safe and proper use of CTM-N2D and the proper planning and conduct of the trial. In March 2023, we obtained and provided to National University Hospital Singapore a clinical trial insurance certificate required to conduct the trial in Singapore. In all publications generated from the ANGELICA Trial, both Company and National University Hospital Singapore would be granted co-authorship. All the study results shall be jointly owned by both parties. Discoveries or inventions that relate to any enhancements or modifications to the CTM-N2D arising from the conduct of the ANGELICA Trial, whether conceived or reduced to practice either solely by or jointly with National University Hospital Singapore, will be the joint property of National University Hospital Singapore and Company. Either party may terminate the Clinical Study Agreement at any time upon providing at least thirty (30) days’ prior written notice to the other party. National University Hospital Singapore may terminate the Clinical Study Agreement immediately in the event National University Hospital Singapore and/or the principal investigator believes on reasonable grounds that continuing the said trial poses an unacceptable risk to the rights, interests, safety or well-being of human subjects, or if a serious adverse event occurs which necessitates the discontinuance of the ANGELICA Trial. In October 2024, we received co-funding support for our ANGELICA trial from the MOH Singapore through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646). Since the start of recruitment in November 2024, two patients have been successfully dosed with four weekly CTM-N2D at dose level 1 in ANGELICAL trial. As of the date of this annual report, the trial is on-going. We anticipate recruiting more patients in 2025. The development status of CTM-N2D therapy is depicted in Figure 1.

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

82

83

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

85

Figure 24. Our cGMP Facility.

Cord Blood Bank Location in Malaysia

By last quarter of 2024, the Company, through our subsidiary LongevityBank Pte Ltd, had completed acquisition of certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank, including (i) a private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia, (ii) cryopreservation equipment with more than 12,000 cord blood units (“CBUs”) and (iii) two freehold real estate properties measuring a total of189 square metres in area in which the cord blood stem cell banking facility is situated.

The premises consist of an office, a cleanroom, a quality control laboratory and have the capacity to harvest, process, cryopreserve and bank cells including cord blood stem cells in general, and to carry out research and development on cell-based therapy.

Figure 25. Our Cord Blood Storage and Processing Facility.

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

We currently do not own any patents. As of the date of this annual report, the Company, Puricell, have entered into three license agreements with ATPL, relating to developing, using, making, having made, manufacturing, distribute, marketing, importing, exporting, and selling our CTM-N2D, iPSC-gdNKT, CTM-GDT or future pipeline product candidates, upon obtaining regulatory approval.   The Know-How License agreement of Puricell has been terminated on March 27, 2025.

The licenses include the Patent License and K562 License for NK cell expansion. We will rely on these licenses in developing products which we plan to seek and to obtain regulatory approval for and, upon receiving approval, plan to market and sell them worldwide.

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

The Company owns any new versions of, modifications, additions, improvements, upgrades, and development to the licensed technology developed by the Company (“Enhancements”)

Payments to ATPL pursuant to the Patent License include an upfront licensing fee (in the mid-five figure Singapore dollar) and royalties, subject to an annual minimum payment (in the low-five figure Singapore dollar). Royalties which are calculated based on tiered low single-digit percentage of net sales, and an annual minimum royalty, payable until the end of the term of the Patent License. To date, we have paid APTL an aggregate of S$128,800, including an upfront license fee, annual minimum royalty and the milestone payment. Under this Patent License, we are also required to pay an aggregate of S$650,000 for various milestones related to the clinical development and to meet commercialization milestones of our product candidates.

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

The Know-How License agreement of Puricell has been terminated on March 27, 2025.

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

However, these agreements may be breached, and we may not have adequate remedies for such breaches. In addition, our trade secrets may otherwise be acquired or independently discovered by competitors. To the extent that our contractors, commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, please refer to the section titled “Risk Factors-Risks Related to Our Intellectual Property”.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by ensuring constant physical security for our premises, physical and electronic security of our information technology systems and maintaining back-ups of our information.

Trademarks

We also seek to protect our brand through trademark rights. As of the date of this annual report, “CytoMed Therapeutics” and our logo has been registered in Singapore on June 21, 2021 and will be due for renewal on June 21, 2031. Our trademark registration application in Malaysia has been registered on June 24, 2021 and will be due for renewal on June 24, 2031. Our trademark registration in the People’s Republic of China has been registered on October 28, 2024 and will be due for renewal on October 28, 2034.

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

We are aware of the recent developments of our potential competitors for allogeneic CAR gamma delta T- cell therapy. Based on publicly disclosed information, in May 2023 Acepodia Biotech, Inc. announced first patient dosed in their phase 1 clinical trial of an anti-CD20 armed allogeneic gamma delta T-cell therapy to treat patients with Non-Hodgkin’s Lymphoma, as well as FDA Clearance of Investigational New Drug (IND) Application for a First-in-Class Allogeneic Anti-EGFR Cell Therapy. In first quarter 2024, Bristol Myers Squibb (NYSE: BMY) announced U.S. FDA approval for CD19-directed CAR T cell therapy as the first and only CAR T cell therapy for adults with relapsed or refractory Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL), as well as Priority Review for Follicular Lymphoma (FL) and Relapsed or Refractory Mantle Cell Lymphoma (MCL). In October 2024, Immatics N.V. (NASDAQ: IMTX) provided a data update on IMA203 monotherapy in 28 heavily pretreated metastatic melanoma patients from the ongoing Phase 1b dose expansion part of the clinical trial in which patients were treated at the recommended Phase 2 dose (RP2D, 1 to 10 billion total TCR-T cells). In December 2024, Adicet Bio, Inc. (Nasdaq: ACET) announced the dosing of the first patient in the Phase 1 clinical trial evaluating their gamma delta 1 CAR T cell candidates ADI-270 in patients with metastatic/advanced clear cell renal cell carcinoma.

Our existing competitors in the field of gamma delta T cell therapy are listed in Table 2 of the section entitled “Competition” in this annual report. We are aware of the recent development of our potential competitor for allogeneic gamma delta T- cell therapy. Based on publicly disclosed information, in February 2025, TC BioPharm (Holdings) PLC (OTC Pink Current: TCBP) announced data from Cohort A showed a favorable safety profile with no drug-related adverse events and demonstrated preliminary efficacy, with some patients experiencing stable disease following multiple TCB008 infusions, which is a gamma-delta T cell therapy, for the treatment of acute myeloid leukemia or AML and myelodysplastic syndromes or MDS. As of date of this annual report, we are not aware of any approved Phase III trial for gamma delta T cell-based cancer immunotherapy. Our gamma delta T cell product candidate may also face competition from other cell-based immunotherapy approaches derived from NK cells and T cells.

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

Business Strategies and Future Plans

CytoMed is a clinical stage biopharmaceutical company and aims to establish itself as one of the leading biopharmaceutical companies in Asia engaged in the immunotherapy and degenerative diseases R&D, with the goal of providing affordable cell-based cancer immunotherapy for unmet needs and MSC for treatment of degenerative diseases. We are headquartered in Singapore with our production facilities in Malaysia for cost efficiency.

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

We have embarked on our India strategy via a collaborative effort on using our CTM-GDT for cancer immunotherapy. We intend to conduct an investigator initiated clinical trial through local partners in India. We target to recruit patients in second half of 2025.

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

We have invested in and completed construction of our own cGMP Facility which is fully equipped with state-of-the-art equipment, which we believe is capable of handling the manufacturing for Phase I and Phase II clinical trials for our clinically-ready CAR T therapy, which is trade-named “CTM-N2D”. Our cGMP Facility has been audited by the NPRA of the Ministry of Health Malaysia, which has determined that our cGMP Facility has a satisfactory level of compliance. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. We have already recruited a competent team of scientists and technicians and have provided them with the necessary training to manufacture the investigational product for clinical trial. In November 2024, the first patient has been dosed in our ANGELICA Trial for the clinical study of CTM-N2D. We anticipate recruiting more patients in 2025. Our iPSC-gdNKT platform is in the pre-clinical development stage as of the date of this annual report.

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

In addition, dealers are required to comply with the relevant regulatory guidance where appropriate, which include:

(i)	For manufacturers - MOH Singapore’s Guidelines for Healthcare Institutions Providing Tissue Banking and HSA’s Guidelines on Good Manufacturing Practice for CTGTPs; and

(ii)	For importers and wholesalers - HSA’s Good Distribution Practice Standard for Medical Devices, ISO 13485, and HSA’s Guidance Notes on Good Distribution Practice.

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

MOH Singapore acknowledged the need to replace the PHMCA with the HCSA primarily due to significant changes to the healthcare landscape in Singapore - in particular, from emerging new healthcare services and models (e.g. home and community-based care and telemedicine services) and new technological advancements (e.g. proton beam therapy, cell, tissue and gene therapy, and clinical genetic testing services). The HCSA therefore introduces a services-based licensing regime, replacing the premises-based licensing regime under the PHMCA, and generally groups the licensable healthcare services into 6 broad service categories - hospital services, ambulatory care services, long-term residential care services, non-premises based services, health support services and special services. A provider may be required to have multiple licenses depending on the services provided. License conditions will depend on the type of service provided and some services will require other licenses as a pre-requisite.

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

Notwithstanding that specific regulations in relation to CTGT have yet to be released, the HCSA generally states the following likely to be generally relevant to CTGT:

(i)	for selected services, mandates the appointments of key personnel in addition to the licensee - namely the key appointment holder, Principal Officer, and Clinical Governance Officer (as defined in the HCSA) - to strengthen governance and oversight of healthcare services;

(ii)	mandates the institution of quality assurance committees and/or clinical ethics committees for select licensees, and/or service review committees for selected services or programs that are deemed higher risk, more complex or of greater public interest;

(iii)	enhances MOH Singapore’s powers to gather data for the purposes of patient safety, care, welfare, and public health interest, and to publish information about non-compliant licensees and unlicensed providers;

(iv)	places restrictions on licensees’ names to minimize public misperception;

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

OSHA

The Occupational Safety and Health (Amendment) Act 2022 (“OSH Amendment Act”) which came into force on June 1, 2024, introduces significant changes to the OSHA, including but not limited to: (i) extension of OSHA’s applicability to all places of work; (ii) new duties on principal, employer and self-employed persons; (iii) appointment of occupational safety and health coordinator for businesses employing 5 or more employees; (iv) employees’ right to ‘remove’ themselves from ‘imminent danger’ at the workplace; (v) enhanced penalties and punishments for recalcitrant employers, self-employed persons, principals, and manufacturers; (vi) expansion of categories of persons who are to be jointly and severally liable for offences by companies or other bodies of persons; and (vii) integration of requirements under the FMA (repealed) to allow for OSHA to become a comprehensive health and safety legislation.

There are no licenses or certificates issued pursuant to the OSHA. However, there are obligations imposed on the employers under the OSHA, including but not limited to:

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

(v)	the provision and maintenance of a working environment for employees that is, so far as is practicable, safe, without risks to health, and adequate as regards facilities for their welfare at work;

(vi)	the development and implementation of procedures for dealing with emergencies that may arise while his employees are at work;

(c)	except in such cases as may be prescribed, to prepare and as often as may be appropriate revise a written statement of general policy with respect to the safety and health at work of employees and the organization and arrangements for the time being in force for carrying out that policy, and to bring the statement and any revision of it to the notice of all employees.

(d)	take, so far as is practicable, such measures as are necessary to ensure the safety and health of any of its contractor, subcontractor or indirect subcontractor and any employee employed by such contractor or subcontractor; and

(e)	conduct a risk assessment in relation to the safety and health risk posed to any person who may be affected by his undertaking at the place of work.

An employer who contravenes any of the duties applicable to it under the OSHA shall, on conviction, be liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding 2 years or to both. The liability on offences against OSHA may be extended to director, compliance officer, partner, manager, secretary or other similar officer of the company unless if such person proves that the offence was committed without his knowledge and without his consent and that he had taken all reasonable precautions and exercised due diligence to prevent the commission of the offence.

EQA

Licensing requirements

Pursuant to section 21 of the EQA, there are acceptable conditions (“Acceptable Conditions”) specified for the emissions, discharge or deposit of environmentally hazardous substances, pollutants or wastes or the emission of noise into any area, segment or element of the environment as may be specified by the Minister of Natural Resources and Environmental Sustainability, in consultation with the Environmental Quality Council. The EQA provides that no person shall, unless licensed:

(a)	emit or discharge any environmentally hazardous substances, pollutants or wastes into the atmosphere;

(b)	pollute any soil or surface of any land;

(c)	emit, discharge or deposit of any environmentally hazardous substances, pollutants or wastes into any inland waters; or

(d)	emit or permit to be emitted any noise greater in volume, intensity or quality,

in contravention of the Acceptable Conditions.

Any person who contravenes any of the above provisions shall be guilty of an offence and shall be liable to fines ranging from RM10,000 to RM10,000,000 (depending on the provisions contravened) or to imprisonment for a period not exceeding 5 years or to both and to a further fine not exceeding RM1,000 a day (RM500 a day for noise pollution) for every day that the offence is continued after a notice by the Director General requiring him to cease the act specified therein has been served upon the offender.

In addition, no person shall commit, allow, instruct or cause open burning on any premises. Any person who contravenes such provision shall, on conviction, be liable to a fine of not less than RM25,000 and not exceeding RM1,000,000 or to imprisonment for a term not exceeding 5 years or both, and shall also be liable to a further fine not exceeding RM5,000 for every day during which the offence continues after a notice by the Director General requiring him to cease the act specified therein has been served on him.

Pursuant to section 41 of the EQA, every omission or neglect to comply with, and every act done or attempted to be done contrary to, the provisions of the EQA or any regulations made thereunder or any breach of the conditions and restrictions subject to, or upon which, any license is issued under the EQA or any regulations made thereunder shall be an offence against the EQA and in respect of any such offence for which no penalty is expressly provided the offender shall be liable to a fine not less than RM5,000 and not exceeding RM250,000 or to imprisonment for a period not exceeding 2 years or to both.

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

Laboratory work

The following laws and regulations are applicable to the laboratory work undertaken by CytoMed Malaysia:

PA 1952

The PA 1952 governs the licenses issued to use poisons. Licenses are categorized into Type A, B, D and E licenses. The licenses will be subject to terms and conditions as the licensing officer may in his discretion impose, which are not inconsistent with PA 1952 or of any regulations made thereunder, subject to appeal to the Minister of Health of Malaysia charged with the responsibility for medical and health services.

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

Employment matters

The following laws and regulations are generally applicable to employment matters:

EA

The principal law that governs and regulates all labor relations, including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees, is the EA. Following the implementation of the Employment (Amendment of First Schedule) Order 2022, which came into force on January 1, 2023, the applicability of the EA has been expanded to include any person who has entered into a contract of service with an employer, irrespective of their monthly wages, is engaged in manual labor, serves as a supervisor of such manual laborer, serves as a domestic employee, or is engaged in any capacity in any vessel registered in Malaysia subject to certain conditions. Notwithstanding this, pursuant to Paragraph 1A of the First Schedule of the EA, certain provisions in respect of overtime payments and termination benefits will not apply to employees whose wages exceed RM4,000 a month. According to the Minimum Wages Order 2024, the minimum wage for all employment sectors in Malaysia has increased from RM1,500 to RM1,700 with effect from February 1, 2025. Employers with fewer than 5 employees will be granted a 6-month deferment period, making the new wage effective August 1, 2025. In accordance with the definition provided in the National Wages Consultative Act 2011, individuals under apprenticeship will not be entitled to the minimum wage.

EPFA

Pursuant to section 43(1) of the EPFA, it is compulsory for employees and their employers to make monthly contributions on the amount of wages at the rate respectively set out in the Third Schedule of the EPFA to the Employment Provident Fund (“EPF”), which is a statutory retirement fund. The contributions are made to the account of the individual employee.

During the Budget 2025, it was announced that EPF contributions will be made mandatory for all foreign workers to promote wage equality in the country. The term “foreign workers” will also include expatriates, as defined under the EA.

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

The Personal Data Protection (Amendment) Act 2024 (“PDPA Amendment Act”) which was officially gazetted in October 2024 introduces significant amendments to the PDPA Malaysia. The PDPA Amendment Act is being implemented in 3 stages, with different sections coming into effect on January 1, April 1, and June 1, 2025. Among the key amendments are: (i) the term “data users” has been replaced with “data controllers,” referring to entities that process personal data or have control over or authorize the processing of such data; (ii) data processors are now obliged to take steps to protect personal data from loss, misuse, unauthorized access and other risks; (iii) the security principle has been extended to data processors, imposing direct penalties for breaches of personal data protection principles, which penalties include fines of up to RM1,000,000 and/or imprisonment for up to three years; (iv) the whitelist regime for cross-border data transfers has been removed, and personal data may now be transferred from Malaysia to countries with substantially similar laws or equivalent levels of protection; (v) a data protection officer (DPO) must be appointed by data controllers and data processors to ensure the organization’s adherence to the PDPA Malaysia; and (vi) data controllers must promptly notify the Personal Data Protection Commissioner of any data breach, or face a fine of up to RM250,000 and/or up to two years in prison.

On personal data processing, the PDPA 2010 (and the amendments under the PDPA Amendment Act) provides key principles that must be adhered to by data controllers (the term “data users” has been replaced with “data controllers” under the PDPA Amendment Act), which are defined as a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. For example, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, which may be obtained in any form that can be recorded and maintained properly by the data controller; and (ii) written notice in the national language of Malaysia (Malay) and/or English to such individuals notifying, among others, (a) the processing of personal data and a description of the data, (b) the purposes for which the personal data is being collected; (c) individual’s right to request access and correction of the personal data, and (d) class of third parties to whom the personal data may be disclosed.

Any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access, or disclosure, alteration, or destruction of personal data and to maintain the integrity of the personal data processed, which should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed. Such personal data shall be destroyed or permanently deleted if it is no longer required.

In addition, a data controller who belongs to any of the classes of data users prescribed under the Personal Data Protection (Class of Data Users) Order 2013 (prior to the amendments under the PDPA Amendment Act) shall be registered under the PDPA Malaysia in order to process personal data. These users include, among others, a licensee under the PHFSA. Our subsidiary, IPSC Depository, being the holder of the private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia under the PHFSA, is required, and has registered, to be a data controller under the PDPA Malaysia.

Permits, licenses and approvals

As of the date of this annual report, we have the necessary licenses, permits and approvals in Malaysia required for the operations of CytoMed Malaysia and IPSC Depository.

C.	Organization structure

As of the date of this annual report, we are a holding company incorporated in Singapore which oversees our operations in Malaysia. We conduct our business activities primarily through our subsidiaries in Malaysia, CytoMed Malaysia and IPSC Depository. We expect to conduct more research and clinical trial activities in Singapore through CytoMed moving forward. Other than CytoMed Malaysia and IPSC Depository, our subsidiaries have minimal operations.

D.	Property, plants and equipment

For a description of our property, plants and equipment, see Item 4.B. Business Overview.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of the results of our operations and our financial condition should be read in conjunction with the consolidated financial statements and the related notes to those statements included in this annual report. The following discussion includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this annual report. Please refer to the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information-D. Risk Factors” for further details.

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report are made at a rate of S$1.3662 to U.S.$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

Overview

We are a clinical stage biopharmaceutical company focused on the R&D of allogeneic, “off-the-shelf” cell-based immunotherapies for treatment of human cancers. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing four product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC.

To date, we have conducted the first in human Phase I clinical trial, ANGELICA Trial, using our first product candidate, CTM-N2D. Two patients have been successfully dosed with four weekly CTM-N2D at dose level 1. We foresee to recruit more patients in 2025.

Our second product candidate, iPSC-gdNKT, has been undergoing pre-clinical process development since the fourth quarter of 2022 and is targeting to commence pre-clinical studies after the fourth quarter of 2025.

Through a US agent, we have submitted a drug master file to the US FDA for our third product candidate, CTM-GDT. We intend to pursue an investigational new drug application in the near future. We are also collaborating with The University of Texas M.D. Anderson Cancer Center on preclinical studies evaluating CTM-GDT for lymphoma and breast cancer. In India, an investigator-initiated clinical trial has been registered with the Clinical Trials Registry – India to evaluate CTM-GDT in solid tumors and lymphomas.

As of the date of this annual report, we are finalizing the dossier for a Phase I clinical trial using our fourth product candidate, CTM-MSC to treat osteoarthritis and target for submission in second half of 2025.

On April 18, 2023, we completed our Offering, whereby we issued and sold 2,412,369 ordinary shares at a price to the public of U.S.$4.00 per share for aggregate gross proceeds of S$12.94 million. We received S$10.31 million in net proceeds after deducting underwriting discounts and commissions and offering expenses.

By last quarter of 2024, we completed the acquisition of certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank through our subsidiary, LongevityBank Pte Ltd. The acquisition included (i) a private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia, (ii) cryopreservation equipment with more than 12,000 cord blood units (“CBUs”) and (iii) two freehold real estate properties measuring a total of 189 square metres in area in which the cord blood stem cell banking facility is situated. With this acquisition, we started to generate revenue from the cord blood banking business segment.

Key Factor Affecting Our Results of Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this annual report and those set out below:

No product candidates approved for commercial sale

We are a clinical stage biopharmaceutical company and we do not have any products approved for commercial sale as of the date of this annual report. We are focused on developing human cells as therapeutics and our technologies are new and unproven. Since our incorporation in 2018, we have devoted most of our resources to support our product candidate development efforts, building our intellectual property portfolio, developing our supply chain, conducting business planning, constructing our centralized cGMP Facility, hiring and training staff, raising capital and providing general and administrative support for these operations. We have not generated any revenue. Given that we will continue to invest most of our resources in developing our product candidates, we expect to continue to incur increasing losses for the foreseeable future.

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

For the financial year ended December 31, 2024, we started generating revenue mainly from providing private blood banking services amounting to S$69,501 after acquiring the license and certain assets of Cellsafe International Sdn Bhd (In Liquidation).

Other Operating Income

Other operating income amounted to S$485,374, S$803,904 and S$784,061 for the financial years ended December 31, 2022, 2023 and 2024, respectively. The income was primarily consisted government grants received in view of the COVID-19 pandemic as well as support in relation to the technology innovation and overseas expansion, research income and interest income. The following table sets forth the breakdown of our other operating income for these periods:

	Year ended December 31,
	2022	2023	2024
	S$	S$	S$
Government grants:
Wage Subsidy Program	3,099	-	-
Enterprise Development Grant	8,640	-	-
Jobs Growth Incentive	5,550	-	-
Hiring Incentive and Training Programme	9,077	3,459	-
Startup SG Tech - Proof-of-concept grant	84,091	-	-
Market Readiness Assistance Grant	-	-	15,447
Others	2,880	4,112	11,715
Research income	363,912	507,736	433,871
Interest income	2,097	285,719	317,670
Others	6,028	2,878	5,358
Total	485,374	803,904	784,061

The Hiring Incentive and Training Programme (“Hiring Incentive”) was an economic recovery incentive introduced in Malaysia to promote job creation among employers while increasing employment prospects. For the financial years ended December 31, 2022, 2023 and 2024, the Hiring Incentive amounted to S$9,077, S$3,459, and Nil respectively.

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

The Market Readiness Assistance (“MRA”) grant helps companies expand into new markets overseas by defraying the costs of overseas market promotion, business development and set-up. For the financial year ended December 31, 2024, MRA grant amounted to S$15,447.

Research income was derived from the manufacturing of limited quantities of cells for researchers and institutions on a non-profit, cost recovery basis for the purpose of research. Research income was S$363,912 and S$507,736 for the financials year ended December 31, 2022 and 2023, respectively. For the financial year ended December 31, 2024, research income decreased to S$433,871, mainly because of the decrease in demand from the researchers and institutions.

Interest income was S$2,097 and S$285,719 for the financial year ended December 31, 2022 and 2023, respectively. For the financial year ended December 31, 2024, interest income increased by 11.2% to S$317,670 compared to the previous year, primarily due to the longer tenure of fixed deposit placements using proceeds from the Offering.

Other (losses)/gains including fair value changes on financial instruments - net

Other (losses)/gains including fair value changes on financial instruments - net, mainly consist of the net currency exchange changes and the fair value changes on convertible loans and warrants. We recorded a net other loss of S$1.12 million and S$492,910 for the financial years ended December 31, 2022 and 2023, respectively. For the financial year ended December 31, 2024, we recorded a net other gain of S$297,545, due to gains in net currency exchange and a fair value gain on warrant liabilities.

Research Expenses

Our research expenses consist primarily of costs incurred for our research, pre-clinical and clinical activities. We expense research costs as incurred. Non-refundable advance payments for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed. The following table sets forth the breakdown of our research expenses for these periods:

	Year ended December 31,
	2022	2023	2024
	S$	S$	S$

Employee benefits expenses	500,038	642,533	737,524
Depreciation of property, plant and equipment	270,421	272,886	212,322
Amortization of intangible assets	10,700	4,209	642
Clinical trial expenses	-	33,845	382,014
Consumables expenses	310,938	455,267	345,706
Royalty expenses	9,592	30,382	11,365
Professional fees	317,613	20,779	35,040
Electricity expenses	64,968	62,515	69,323
Others	38,495	67,277	115,583
Total	1,522,765	1,589,693	1,909,519

Research expenses were S$1.52 million for the financial year ended December 31, 2022, compared to S$1.59 million for the financial year ended December 31, 2023. For the financial year ended December 31, 2024, research expenses increased by S$319,826, primarily attributable to the increase in clinical trial expenses by S$348,169, higher employee benefits by S$94,991 resulting from increase in headcount and employee salary rates. This was partially offset by the decrease in consumables expenses by S$109,561.

Our R&D activities are central to our business. We expect that our research expenses will continue to increase in absolute amounts in the foreseeable future as we continue pre-clinical and clinical development for our product candidates and continue our advances in scientific research and product development.

Employee benefits expenses

Employee benefits expenses were S$210,657 for the financial years ended December 31, 2022. Employee benefits expenses increased by S$165,184 from S$454,143 for the financial year ended December 31, 2023 to S$619,327 for the financial year ended December 31, 2024, mainly driven by the increase in headcount and employee salary rates.

Finance Expenses

Finance expenses consisted interest expenses on bank borrowing, convertible loans, third party loans and lease liabilities.

Finance expenses were S$125,175 for the financial years ended December 31, 2022. Finance expenses decreased by S$30,969 from S$51,282 for the financial year ended December 31, 2023 to S$20,313 for the financial year ended December 31, 2024. This is mainly resulted from the absent of convertible loans interest as the convertible loans were converted into ordinary shares during the financial year ended December 31, 2023.

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

	For the year ended December 31,
	2022	2023	2024
	S$	S$	S$

Advertising	-	33,307	23,782
Annual listing fee	-	64,370	87,279
Company insurance	-	282,797	94,367
Entertainment	3,260	30,977	7,941
Investor relationship expenses	-	204,808	76,176
Legal fees	-	115,272	119,580
Low-value assets rental	2,201	1,703	3,215
Offering expenses	199,625	758,563	-
Professional fees	184,253	396,915	405,420
Property tax	7,045	6,661	8,412
Printing and stationery	6,176	11,941	18,718
IT expenses	13,051	18,255	20,122
Repair and maintenance	8,720	3,728	13,926
Reversal of grant	-	84,091	-
Service fees	11,268	13,209	8,665
Subscription fee	2,165	1,083	873
Transportation and travelling expenses	3,364	144,998	62,758
Tools and supplies	3,516	2,333	7,195
Utilities	21,201	23,941	17,662
Others	28,830	14,190	21,963
Total	494,675	2,213,142	998,054

Other expenses were S$494,675 and S$2.21 million for the financial years ended December 31, 2022 and 2023, respectively. The increase was mainly due to the increase in Offering expenses by S$558,938, costs associated with being a public listed of S$550,746, higher professional fees by S$212,662, higher transportation and travelling expenses by S$141,634, higher legal fees by S$115,272 and the reversal of SSG Tech POC grant of S$84,091. For the financial year ending December 31, 2024, other expenses reduced by S$1.22 million to S$998,054. This reduction was primarily due to the absence of IPO related expenses of S$758,563, decrease in investor relations expenses by S$128,632, as well as a decrease in company insurance expenses by S$188,430.

Share of results of associate

Share of results of associate consisted of the share of post-acquisition results of an associate incorporated in Malaysia during the financial year and its impairment loss.

Share of loss of associate recognized by S$33,546 for the financial year ended December 31, 2022, while for the financial year ended December 31, 2023, share of loss of associate was recorded at S$31,198. However, for the financial year ended December 31, 2024, the associate generated a profit, resulting in a recorded share of profit of S$13,765.

Loss for the year

As a result of the foregoing, we had loss of S$3.13 million, S$4.13 million and S$2.52 million for the financial years ended December 31, 2022, 2023 and 2024, respectively. If the costs associated with being a public listed company of S$257,311 are excluded, the loss for the year will be reduced to S$2.26 million (approximately to US$1.66 million). We expect to continue to incur losses for the foreseeable future in connection with our ongoing activities. However, our cash position remains strong with S$4.97 million cash and bank balances as at December 31, 2024 which enables us to support the R&D activities, including the ANGELICA Trial and the research collaboration with Sengkang General Hospital considering our low-cost structure. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates.

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

Interest rate risk

As at December 31, 2023 and 2024, we had cash and bank balances of S$9.00 million and S$4.97 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates. We have not entered into investments for trading or speculative purposes.

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

As at December 31, 2023 and 2024, we had accumulated losses of S$12.33 million and S$14.85 million, respectively and net cash used in operating activities of S$3.53 million and S$2.71 million, respectively. We expect that our expenses and capital requirements will increase significantly in connection with our ongoing activities as we continue to develop and seek regulatory approvals for our product candidates, engage in other R&D activities to expand our pipeline of product candidates, maintain and expand our intellectual property portfolio, and ultimately establish a sales organization and operate as a public company.

As at December 31, 2023 and 2024, we had S$9.00 million and S$4.97 million, respectively, in cash and bank balances. Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have funded our operations primarily through private equity financing and issuance of convertible loans. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to the net proceeds from our Offering and other equity and debt financings as and when appropriate.

Cash Flows

The following table summarizes our cash flows for the years presented:

	For the year ended December 31,
	2022	2023	2024
	S$	S$	S$	U.S.$

Net cash used in operating activities	(1,398,409)	(3,531,196)	(2,709,929)	(1,983,552)
Net cash (used in)/generated from investing activities	(473,305)	(2,730,809)	1,126,541	824,580
Net cash generated from/(used in) financing activities	968,716	10,919,885	(64,892)	(47,498)
Net changes in cash and cash equivalents	(902,998)	4,657,880	(1,648,280)	(1,206,470)
Cash and cash equivalents at beginning of year	2,512,768	1,579,718	6,224,187	4,555,839
Effect of foreign currency translation on cash and cash equivalents	(30,052)	(13,411)	121,140	88,669
Cash and cash equivalents at end of year	1,579,718	6,224,187	4,697,047	3,438,038

Operating Activities

During the financial year ended December 31, 2022, net cash used in operating activities amounted to S$1.40 million. This was primarily attributable to the loss for the year of S$3.13 million, adjusted for non-cash charges of S$1.46 million for depreciation and amortization, fair value loss on convertible loans and unrealized currency translation gains, S$125,175 in interest expenses, S$2,097 in interest income, S$33,546 in share of results of associate and a S$109,902 net change in working capital.

During the financial year ended December 31, 2023, net cash used in operating activities amounted to S$3.53 million. This was primarily attributable to the loss for the year of S$4.13 million, adjusted for non-cash charges of S$477,368 for depreciation and amortization, fair value loss on convertible loans and unrealized currency translation losses, S$223,845 in fair value changes on warrant liabilities, S$51,282 in interest expenses, S$285,719 in interest income, S$31,198 in share of results of associate and a S$104,918 net change in working capital.

During the financial year ended December 31, 2024, net cash used in operating activities amounted to S$2.71 million. This was primarily attributable to the loss for the year of S$2.52 million, adjusted for non-cash charges of S$319,330 for depreciation and amortization and unrealized currency translation losses, S$138,292 in fair value changes on warrant liabilities, S$20,313 in interest expenses, S$317,670 in interest income, S$13,765 in share of results of associate and a S$60,406 net change in working capital.

Investing Activities

Net cash used in investing activities during the financial year ended December 31, 2022 was S$473,305, mainly due to the purchase of property, plant and equipment of S$473,795.

Net cash used in investing activities during the financial year ended December 31, 2023 was S$2.73 million, mainly due to the placement of fixed deposits of S$2.77 million and partially offset by interest received of S$98,366.

Net cash generated from investing activities during the financial year ended December 31, 2024 was S$1.13 million, mainly due to the increase in placement of fixed deposits of S$2.50 million and interest received of S$465,567. This was partially offset by the purchase of two (2) freehold properties of S$1.40 million and a S$500,000 loan to third party.

Financing Activities

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

During the financial year ended December 31, 2024, net cash used in financing activities was S$64,892, comprising the repayment of lease liabilities of S$9,797, interest payment of S$20,313 and repayment of bank borrowings of S$34,782.

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

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	S$	S$	S$	S$	S$
Contractual Obligations:
Bank borrowings (1)(2)	531,400	56,432	56,432	169,295	249,241
Lease liabilities (2)	34,020	9,494	9,494	15,032	-
Commitment:
Minimum royalty commitments	143,133	12,333	10,900	32,700	87,200
Loan commitments (3)	500,000	500,000	-	-	-

(1)	Includes scheduled outstanding principal payments as of December 31, 2024.

(2)	Includes interest payments.

(3)	Loan to a third party at 5.0% interest per annum to set up our presence in China.

Other than as shown above, we did not have any significant capital and other commitments, long term obligations or guarantees as of December 31, 2024.

C.	R&D Expenses

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

Recent Developments

The Company has assessed all events occurred from December 31, 2024, up through April 28, 2025, which is the date that these consolidated financial statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

On March 1, 2025, the Group entered into a shareholder agreement to acquire 19% equity interests of an entity in Malaysia for a total cash consideration of S$18,258 (equivalent to RM60,000) from a third party.

On March 27, 2025, the Know-How License agreement between the Group and Accelerate Technologies Pte. Ltd. has been terminated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding the current members of our Board of Directors as of the date hereof.

Name	Age	Position/Title
Executive Directors CHOO Chee Kong	67	Director and Chairman
Dr. ZENG Jieming	52	Director and Chief Scientific and Medical Officer

Independent Directors
Prof. LOH Yuin Han (1)	48	Independent Director
Dr. YEW Chak Hua (2)	44	Independent Director
Mark LEONG Kei Wei (3)	49	Independent Director
Dr. TOH Keng Kiat (4)	84	Independent Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Audit Committee and Compensation Committee.
(3)	Audit Committee financial expert, Chair of the Audit Committee and Chair of the Compensation Committee.
(4)	Chair of the Nominating and Corporate Governance Committee and Member of the Audit Committee.

Executive Officers

The following table sets forth information regarding our current executive officers as of the date thereof.

Name	Age	Position/Title
CHOO Chee Kong	67	Chairman and Director
Dr. ZENG Jieming	52	Chief Scientific and Medical Officer and Director
Dr. Lucas LUK Tien Wee	41	Chief Clinical Officer
GOH Yvonne	36	Chief Financial Officer
TAN Yoong Ying	37	Chief Corporate Officer

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

Dr. Lucas LUK Tien Wee, M.D., has served as a member of our Board from January 2021 to May 2024 and as our Chief Clinical Officer since April 18, 2023. He is the appointed Johor State Representative for the Obstetrics & Gynaecology from September 2024 to August 2026. He has a keen interest in cellular therapy and has attended numerous certificate courses pertaining to clinical cell therapy. He is our designated Principal Investigator for our registered Phase I Clinical Trials in Malaysia, pertaining to Mesenchymal Stem Cell Therapy and CAR-T Cell therapy. Dr. Lucas also serves as a member of the Science Industry Advisory Committee for PSB Academy’s School of Life Sciences (Singapore), since 2019. He is also the Medical Director and Consultant Obstetrician & Gynaecologist (O&G), and founding Chairman of the Independent Ethics Committee, at LMC, a private licensed hospital in Malaysia since 2019. As an advocate for women’s health, Dr. Lucas has held the position of Secretary for the Royal College of Obstetricians & Gynaecologists (RCOG) International Representative Committee (IRC) - Malaysia, from 2018 until October 2021. He is also actively involved in medical education and has been on board the central planning and training committee for the Malaysian National MRCOG Parallel Pathway Programme for Malaysian doctors training in the specialty of Obstetrics & Gynaecology, since November 2017. Dr. Lucas obtained Dip. Cosmetic Gynaecology (DDAG) in May 2024, and Fertility Fellowship (UKSH) in May 2023. He is an invited medical lecturer at Monash University (Johor Campus) since March 2021. Dr. Lucas received his M.D. MRCOG (UK) from Royal College of Obstetricians & Gynaecologists (United Kingdom) in 2016 and MB BCh BAO from Royal College of Surgeons (Ireland) in 2008, and has a Good Clinical Practice qualification. We believe that Dr. Luk’s extensive background in the practice of medicine and academic tenure qualifies him to serve on our Board.

Ms. GOH Yvonne has served as our Chief Financial Officer since March 2020. She oversees the functions relating to finance, accounting, reporting and procurement. Prior to joining CytoMed, Ms. Goh served as Finance Manager at SBI Offshore Limited) (SGX-ST stock code: 5PL), a public company listed in Singapore engaged in the oil and gas industry, from September 2017 to February 2020. Prior to assuming the position of Finance Manager at SBI Offshore Limited, Ms. Goh was the Assistant Finance Manager from December 2016 to September 2017, Accountant from May 2016 to November 2016 and Senior Accounts Executive from April 2015 to April 2016. From July 2010 until April 2015, Ms. Goh was the Senior Executive - Finance at Leeden National Oxygen Limited, a welding, gas and safety integration specialist based in Singapore. Prior to that, Ms. Goh held accounting roles in various private companies. Ms. Goh is a Chartered Accountant (CA) of the Institute of Singapore Chartered Accountants (ISCA) since 2016. We believe that Ms. Goh’s broad operational management experience in listed companies and experience in accounting qualifies her to serve as our Chief Financial Officer.

Ms. TAN Yoong Ying has served as our Chief Corporate Officer since June 2018 where she oversees legal compliance, business administration, public and government relation, facility management, human resource and corporate secretarial. She has been a director of four of our subsidiaries in Malaysia and Singapore since their incorporation, including CytoMed Malaysia, starting from June 2018, IPSC Depository, starting from June 2019, Puricell, starting from October 2020 and Advance Cancer Centre Pte Ltd, starting from February 2020. Ms. Tan has been appointed as chief executive office of IPSC Depository in August 2024. Prior to these roles with the Company’s subsidiaries, Ms. Tan was a director of Advantage Mining Sdn Bhd from March 2016 until June 2018. From November 2014 to March 2017, she served as the Department Manager of Pulai Mining Sdn Bhd, a private gold mining company in Malaysia, where she participated actively in daily operation management, corporate restructuring and acquisition. Ms. Tan holds a Postgraduate Degree in Legal Practice from BPP Law School (United Kingdom) graduated in 2014, LLM from University of Aberdeen (United Kingdom) in 2012, and a Bachelor Degree in Laws from Jinan University (China) in 2011.

Prof. LOH Yuin Han, Ph.D. was appointed to our Board and its Nominating and Corporate Governance Committee on April 18, 2023. He has served as a Deputy Executive Director and Research Director at A*STAR’s IMCB since April 2023, where he also serves as the Division Director overseeing research in Cell Therapies. Concurrently, he is a Professor (Adjunct) at the NUS Yong Loo Lin School of Medicine, National University of Singapore (NUS) Faculty of Science and NUS Graduate School of Integrative Sciences and Engineering starting from July 2018. Prior to joining IMCB, Prof. Loh was a Postdoctoral fellow at the Harvard Medical School, Boston Children’s Hospital, Division of Pediatric Hematology and Oncology from July 2018 to July 2011. There he was trained under the tutelage of Dr. George Q. Daley, one of the first scientists to successfully convert human skin cells to iPSCs. Prof. Loh’s research focuses on dissecting the mechanisms regulating cell fate changes and developing novel tools for the use of stem cells in clinical cell-based therapies. He was the first in the world to describe the regulatory factors which play essential roles in maintaining the self-renewal and pluripotency of embryonic stem cells (Loh et al. Nature Genetics. 2006), and uncovered the method to reverse the cell fate of human blood cells into reprogrammed stem cells (Loh et al. Cell Stem Cells. 2010), which facilitated the modelling of congenital and somatic hematologic diseases using iPSCs (Agarwal S and Loh YH et al. Nature 2010). He was part of the team which demonstrated the use of synthetic mRNA to reprogramming human fibroblast cells (Warren et al. Cell Stem Cells 2010). The work was selected as one of the Top 10 breakthroughs of the year by Science journal, and the technology was spun off as Moderna Therapeutics. In recent years, his group pioneered the discoveries of endogenous retro-element (Yang et al. Cell 2015) and histone chaperones (Fang et al. Nature Communications 2018) as guardians of embryonic stem cell fates. Prof. Loh’s publications are highly regarded by the research community, and have been cited close to 23,800 times by peers worldwide. His research work has earned him several prestigious national and international accolades including the International Society for Stem Cell Research (ISSCR) Public Service Award 2025, Sigma Xi Scientific Research Honor Society Fellowship 2024, Guest Professorship of Nankai University 2025, Singapore Public Administration Medal (Bronze) 2023, National Research Foundation Investigatorship Award 2018, Stem Cell Society Singapore Young Investigator Award 2015, World Technology Network Fellowship (Biotechnology) 2012, MIT TR35 Asia Pacific Award 2012, A*STAR Investigatorship Research Award 2011, Singapore Youth Award for Science and Technology 2010 (The highest accolade for youth under 35 year old), Singapore National Academy of Science Young Scientist Award 2009, and Quest Technology Award 1997. He serves on both the International and the Education Committee of the International Society for Stem Cell Research (ISSCR) since January 2018, the Executive Council for the Singapore Association for the Advancement of Science (SAAS) since 2013, and the President of the Stem Cell Society Singapore (SCSS) since 2022. From 2003 to 2008, Prof. Loh did his Ph.D. study as a pioneer batch of A*STAR Graduate Scholar at the NUS Graduate School of Integrative Sciences and Engineering, and was awarded the Philip Yeo Award (prize money contributed by Nobel Laureate Sydney Brenner) for the best publication. Prof. Loh studied Biology and graduated with B.Sc. 1st Class Honours in 2003 from the National University of Singapore (Singapore), where he was awarded the HSBC Scholarship. We believe that Prof Loh’s strong academic background in cancer research and his recognition in such fields qualifies him to serve on our Board.

Dr. YEW Chak Hua, M.D. was appointed to our Board and its Compensation Committee on April 18, 2023, and to the Audit Committee on May 15, 2024. He has served as a medical consultant in the specialty of regenerative medicine in various clinics and centers in Malaysia since March 2020. With more than 15 years medical practice experience, Dr. Yew has a deep interest in cellular therapy and stem cells-derived cytokines to treat various chronic degenerative disease such as glaucoma, diabetes, osteoarthritis, sexual dysfunction, sports injury, renal impairment, Alzheimer’s disease, and stroke. Dr. Yew obtained his Letter of Credentialing and Privileging in Aesthetic Medicine Practice in 2017, and passed the membership from International Council of Ophthalmology (UK) in the same year. Prior to that, Dr. Yew served as Medical Officer in various hospitals, healthcare group and clinics across Malaysia. Dr. Yew received his M.SC in Regenerative Medicine from UCSI University (Malaysia) in 2014, and M.B.B.S from University of Malaya (Malaysia) in 2007. We believe that Dr. Yew’s record in practice of medical practice and his broad understanding of regenerative medicine qualifies him to serve on our Board.

Mr. Mark LEONG Kei Wei was appointed to our Board on April 18, 2023. Also on April 18, 2023, he was appointed as the Audit Committee financial expert, Chair of the Audit Committee and Chair of the Compensation Committee. He presently serves as an independent director and audit committee chairman of four SGX-ST listed companies - LMIRT Management Ltd (SGX-ST stock code: D5IU), the manager of Lippo Malls Indonesia Retail Trust, HS Optimus Holdings Limited (SGX-ST stock code: 504), mDR Limited (SGX-ST stock code: Y3D) and 9R Limited (SGX-ST stock code: 1Y1). He also serves on an ASX listed company - as an executive chairman of Osteopore Limited (ASX stock code: OSX). From April 2023 to December 2023, he was the executive chairman of Lifebrandz Ltd (SGX-ST stock code: 1D3). From March 2021 to April 2023, he was a director of a financial advisory services firm Auspac Financial Advisory Pty Ltd in Australia, and a director of its Singapore subsidiary Auspac Management Services Pte Ltd since September 2021. Mr. Leong was the Chief Operating Officer of SBI Offshore Limited (SGX-ST stock code: 5PL), a company in the Oil & Gas industry from November 2017 to August 2020. Prior to this, he was a director of Pulai Mining Sdn Bhd, an exploration and mining company, from January 2016 to February 2017. From May 2012 to March 2013, he held the role of Vice President (Finance and Investment) of a family office, Colossus Holdings Pte Ltd. From January 2010 to April 2012, Mr. Leong held the dual role of Chief Development Officer and Deputy Chief Executive Officer of Atos Wellness Ltd (ASX stock code: ATW). Between 2002 and 2009, he undertook Chief Financial Officer roles in two SGX-ST listed companies, Westcomb Financial Group Limited (SGX-ST stock code: 5EC) and a subsidiary within Swiber Holdings Ltd (SGX-ST stock code: BGK). Prior to that, he was a senior auditor with KPMG from August 1999 to October 2001. Mr. Leong is a Fellow of the Association of Chartered Certified Accountants (“ACCA”), a Chartered Accountant of the Institute of Singapore Chartered Accountants (“ISCA”) and a Member of the Singapore Institute of Directors (“SID”). We believe that Mr. Leong’s history of serving as executive officer at a publicly traded companies and his broad accounting experience qualifies him to serve on our Board.

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

The table below sets forth information regarding the total compensation awarded to and earned by the Company’s NEOs for services rendered during the financial year ended December 31, 2024:

Name and Principal Position	Year	Salary(1) U.S.$	Bonus U.S.$	All Other Compensation U.S.$	Total U.S.$

CHOO Chee Kong,	2024	37,923	220	-	38,143
Chairman (2)

Dr. ZENG Jieming,	2024	100,573	1,464	-	102,037
Chief Scientific and Medical Officer (2)

Dr. TAN Wee Kiat,	2024	107,434	-	-	107,434
Co-Chief Executive Officer and Chief Operating Officer (2)(3)

(1)	Inclusive of allowance and employer’s Central Provident Fund and Skills Development Levy.
(2)	The compensation reported above was paid in Singapore dollars and is reported above based on a rate of S$1.3662 to U.S.$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.
(3)	Dr Tan resigned as Director, Co-Chief Executive Officer and Chief Operating Officer effective on December 31,2024.

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

Executive Clawback Compensation Policy

On November 16, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been incorporated by reference herewith as Exhibit 97.1.

C.	Board Practices

Board of Directors

Our Board consists of 6 directors, including 2 executive (non-independent) directors and 4 independent directors. We established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee on April 18, 2023. We adopted a charter for each of the three committees. Each of the committees of our Board has the composition and responsibilities described below.

Audit Committee

The Board has established an audit committee of the Board. Our audit committee is comprised of three (3) independent Directors, namely Mark LEONG Kei Wei, Dr. TOH Keng Kiat and Dr. YEW Chak Hua, with Mark LEONG Kei Wei serving as chairperson. Our Board has determined that Mark LEONG Kei Wei is an “audit committee financial expert” as defined by applicable SEC rules and the Nasdaq Listing Rules and regulations.

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

As of the date of this Report, we have forty-three (43) full-time employees. Of these employees, twenty-eight (28) employees are engaged in our R&D and manufacturing activities. The rest of our employees carry out office administration and finance functions.

Our operations are currently managed by Chief Scientific and Medical Officer, Dr. ZENG Jieming. Pursuant to our employment agreements with Dr. ZENG Jieming, Dr. ZENG Jieming is required to keep all proprietary and confidential information entrusted to them confidential during and after his employment and all intellectual properties developed by Dr. ZENG Jieming belong exclusively to the Company.

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

Shares Subject to the Incentive Plan

A total of 1,279,117 ordinary shares will be available for issuance under the Incentive Plan. If an award granted under the Incentive Plan is forfeited, cancelled, settled, or otherwise terminated without a distribution of shares, the shares underlying that award will again become available for issuance under the Incentive Plan. If shares delivered under the Incentive Plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, such shares will again become available for issuance under the Incentive Plan.

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

Participation

Employees, officers, directors, members of scientific advisory board and consultants that provide services to us may be selected to receive awards under the Incentive Plan.

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

	Number of shares	%(3)
Shareholders with 5% or more ordinary shares in the Company:
Glorious Finance Limited	3,773,291	32.70%
mDR Limited (2)	1,221,523	10.59%
WANG Shu	883,858	7.66%
28 Consultants Limited	715,000	6.20%
ZENG Jieming	589,239	5.11%

Directors and NEOs:
CHOO Chee Kong (1)	2,673,325	23.17%
ZENG Jieming	589,239	5.11%
Dr. TOH Keng Kiat	-	-
YEW Chak Hua	-	-
Mark LEONG Kei Wei	-	-
LOH Yuin Han	-	-
All directors and NEOs as a group (6 persons)	3,262,564	28.28%

(1)	Consists of: (a) 2,075,310 ordinary shares held by Glorious Finance Limited (“Glorious Finance”). CHOO Chee Kong (“Mr. Choo”) owns 55.0% of shares in Glorious Finance. Mr. Choo disclaims beneficial ownership of 1,697,981 ordinary shares held by Glorious Finance to the extent that he does not have an economic interest therein; (b) 410,515 ordinary shares held by EP Capital Inc. (“EP Capital”). Mr. Choo is deemed to beneficially own the 410,515 ordinary shares held by EP Capital, and (c) 187,500 ordinary shares held directly by Mr. Choo.

(2)	mDR Limited is a public listed company on the Mainboard of the SGX-ST.

(3)	Rounded to the nearest two decimal places.

B.	Related Party Transactions

Other than compensation arrangements for our Directors and executive officers, which are described elsewhere in this annual report, the following includes a summary of transactions since our incorporation since January 1, 2022, and up through April 28, 2025, to which we were or are to be a participant, in which:

●	the amount involved exceeded or will exceed the lesser of (1) U.S.$120,000 or (2) 1% of the average of our total assets; and

●	any of our Directors, executive officers or holders of more than 5% of our ordinary shares, or member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Transactions with Landmark Medical Centre Sdn Bhd (“LMC”)

On January 20, 2020, we entered into an investment agreement with, inter alia, LMC, as subsequently varied by a supplemental agreement dated January 20, 2021 and a further supplemental letter dated October 28, 2021, to acquire new ordinary shares representing 20.0% of the total number of shares in LMC at a subscription consideration of RM1.50 million. The subscription of shares in LMC was completed on September 6, 2021.

Dr Lucas LUK Tien Wee, one of the shareholders of LMC and a partyies of to the investment agreement, was appointed a Director of our Company on January 1, 2021 and resigned from the board on May 15, 2024.. He currently serves as our  Chief Clinical Officer. Dr Lucas LUK Tien Wee is deeply involved in our preparation for clinical trial application in Singapore and Malaysia. As Chief Executive Officer and major shareholder of LMC, Dr Lucas LUK Tien Wee brings valuable expertise, experience and connections to facilitate clinical trial preparation including protocol documentation.

With deep interest in research, LMC has been purchasing small quantities of R&D products from us since beginning of 2020. The aggregate amounts of such transactions for the three-year period ended December 31, 2024 are as follows:

	2022	2023	2024
	S$	S$	S$

Research income from LMC	207,206	183,518	115,277

Policies and Procedures for Related Party Transactions

Effective on April 18, 2023, we adopted a code of business conduct and ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Under our code of business conduct and ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the Company. Our code of business conduct and ethics as adopted has been incorporate by reference herewith as Exhibit 11.1 to this annual report.

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

A copy of our Constitution has been incorporated by reference herewith as Exhibit 1.1 to this annual report. The information called for by this Item is incorporated by reference to the sections titled “Description of Share Capital” and “Comparison of Shareholder Rights” included in our Rule 424(b)(4) prospectus filed with the SEC on April 17, 2023.

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

The following are material Singaporean, Malaysian and U.S. federal income tax considerations relevant to an investment in our ordinary shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the Singaporean, Malaysian, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

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

Material Malaysia Income Tax Considerations

The following brief description of Malaysian enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

Income Tax in Malaysia

The principal legislation that governs a person’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. The corporate income tax rates are as illustrated below:

Types of Company		Chargeable income	Tax rate YA 2024
Resident company:

●	with paid-up capital of 2.5 million Malaysian ringgit (RM) or less, and gross income from business of not more than RM50 million	On the first RM150,000	15%

●	that does not control, directly or indirectly, another company that has paid-up capital of more than RM2.5 million	RM150,001 to RM600,000	17%

●	is not controlled, directly or indirectly, by another company that has paid-up capital of more than RM2.5 million, and	RM600,001 and Subsequent Balance	24%

●	with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen

Company other than the above category			24%

The Budget Speech 2024 highlighted the Malaysian government’s commitment in encouraging Micro, Small and Medium Enterprises (“MSMEs”) to digitalize their operations and adopt automation, with the ultimate goal of becoming a sustainable business. For taxpayers with an annual income or sales exceeding RM100 million, e-invoicing implementation is mandated from August 1, 2024. Taxpayers in other income categories are required to implement e-invoicing from July 1, 2025. Further, there is a proposed tax deduction of up to RM50,000 for each YA, effective from YA 2024 to YA 2027. This deduction is applicable for Environmental, Social and Governance (“ESG”) related expenditures by MSMEs such as: (i) enhance sustainability reporting framework; (ii) climate risk management and scenario analysis; (iii) tax corporate governance framework of IRB; (iv) transfer pricing documentation; (v) e-invoicing implementation; and (vi) any reporting requirement related to ESG.

Pursuant to the ITA, a non-resident company — namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA — is subject to the following tax rates:

Types of Income	Rate (%)
Business income.	24
Royalties derived from Malaysia.	10
Rental of moveable properties.	10
Advice, assistance, or services rendered in Malaysia.	10
Interest.	15*
Dividends.	Exempt
Other income.	10

Note:	Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

* Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28. On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA.

In summary, the tax treatments for the income of a person in Malaysia are depicted as follows:

Income Derived From	Income Received In	Prior to January 1, 2022	Effective from January 1, 2022
Malaysia	Malaysia	Taxable	Taxable
Malaysia	Malaysia from outside Malaysia	Taxable	Taxable
Overseas	Malaysia from outside Malaysia	Tax Exempted	Taxable
Overseas	Overseas	Tax Exempted	Tax Exempted

On November 16, 2021, the IRB announced the Special Income Remittance Program (“SIRP”) for Malaysian tax residents whose income is derived from foreign sources and received in Malaysia. The implementation of taxation on FSI is staggered into the following two timelines, depending on the timing of remittance of FSI into Malaysia: (i) during the period from January 1 to June 30, 2022 (six months) (the “SIRP Period”), FSI remitted shall be taxed at a fixed rate of 3% on the gross amount of income remitted; and (ii) on or after July 1, 2022, FSI remitted shall be taxed at the prevailing tax rate applicable to tax residents on the statutory income, namely, gross FSI less expenses attributable to the FSI. FSI remitted under the SIRP will be accepted in good faith by the IRB as the IRB will not conduct an audit or investigation on the taxpayer. In addition, the IRB will not impose any penalty on FSI remitted during the SIRP Period.

Notwithstanding the implementation of taxation on FSI, the Malaysian Ministry of Finance announced on December 30, 2021 that exemption from income tax would be available for a period of five years on certain categories of FSI received by Malaysian tax residents, when certain qualifying conditions are met. Specifically, (i) for individuals excluding those carrying on business in Malaysia through a partnership, all categories of FSI are exempted; and (ii) for companies and limited liability partnerships, foreign-sourced dividend income is exempted. To legislate the above, the following Orders were gazetted on 19 July 2022 and are effective from January 1, 2022 to December 31, 2026.

Pursuant to the Budget 2025 speech, Prime Minister and Finance Minister Datuk Seri Anwar Ibrahim announced that the exemption for FSI received by individual resident has been extended for ten (10) years until December 31, 2036. This extension was enacted through the Income Tax (Exemption) (No. 5) Order 2022 (Amendment) Order 2024 and will come into force on January 1, 2027.

The Guidelines on the Tax Treatment in relation to Income Received from Abroad (Amendment) were published by the IRB on June 20, 2024, to provide equitable tax treatment on the FSI accrued in or derived from Malaysia in line with Malaysia’s commitment towards compliance with international tax best practice.

Profit Distribution and Withholding Tax

Malaysia is under the single-tier tax system, under which income tax imposed on a company’s chargeable income is a final tax, and dividends distributed are exempt from tax in the hands of the shareholders pursuant to Section 108 of the ITA. As such, companies are not required to deduct tax from dividends paid to shareholders, and no tax credits will be available to offset against the recipient’s tax liability. Corporate shareholders receiving exempt single-tier dividends can, in turn, distribute such dividends to their own shareholders, who are also exempt on such receipts. In addition, while Malaysia imposes withholding tax on certain payments, such as interest, royalties, contract payments, and special classes of income, Malaysia does not do so on dividends in addition to tax on the profits out of which the dividends are declared. Such position aligns with the double taxation agreements (“DTAs”) concluded by Malaysia with an extensive number of countries, including the United States. Pursuant to the DTAs, no withholding tax will be imposed on dividends paid by Malaysian companies to non-residents.

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

Interest rate risk

As of December 31, 2022, 2023 and 2024, we had cash and bank balances of S$1.58 million, S$9.00 million and S$4.97 million.  Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates but is minimal. We have not entered into investments for trading or speculative purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Constitution” for a description of the rights of shareholders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, initially filed on November 18, 2022 (File No. 333-268456) (the “Registration Statement”) in relation to our Offering of 2,412,369 ordinary shares at an initial offering price of U.S.$4.00 per share. The Registration Statement was declared effective by the SEC on March 31, 2023. The Benchmark Company LLC acted as the representatives of the underwriters. We received gross proceeds in the amount of S$12.94 million (U.S.$9.47 million) and approximately S$10.31 million (U.S.$7.54 million) in net proceeds after deducting underwriting discounts and commissions and offering expenses.

As of December 31, 2024, there is no material change in the use of proceeds as described in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

2. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chairman and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our management, including our Chairman and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2024 were appropriately designed and operating effectively as of that date, based on the Company’s current stage of development. Our conclusion reflects the fact that we have in place internal resources with adequate knowledge of IFRS and SEC reporting requirements to properly address relevant financial reporting matters. These resources support the proper preparation and review our consolidated financial statements and related disclosures in accordance with IFRS and SEC financial reporting requirements.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2024 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

ITEM 16B. CODE OF ETHICS

Our Code of Business Conduct and Ethics (“Code of Ethics”) applies to all of our employees, including our chairman, chief financial officer and principal accounting officer. Our Code of Ethics is available on our corporate website https://www.cytomed.sg/ and has been incorporated by reference herewith as Exhibit 11.2 to this annual report. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee has enacted the policies and procedures as set forth within and pursuant to our Audit Committee Charter, which can be found within our website at https://investor.cytomed.sg/governance/governance-documents/default.aspx.

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, WWC, P.C. for the years ended December 31, 2022, 2023 and 2024:

	2022		2023		2024
Audit Fees[1]	U.S.$	70,000	U.S.$	85,000	U.S.$	95,000
Audit-Related Fees[2]	U.S.$	18,000	U.S.$	20,000	U.S.$	20,000
Tax Fees		-		-		-
All Other Fees		-		-		-

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase its ordinary shares on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2024.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Home Country Practice Exemption as a Foreign Private Issuer

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are permitted to follow certain corporate governance rules of our home country, the Republic of Singapore) in lieu of Nasdaq Capital Market’s corporate governance rules. Our corporate governance practices do not deviate from Nasdaq Capital Market corporate governance rules and we are in full compliance with all other applicable Nasdaq Capital Market corporate governance standards; provided, however, that per our Singapore legal counsel’s letter dated October 21, 2022 provided in connection with our initial public offering, which was completed on April 18, 2023, we formally adopted home country practice and thereby opted out of the Nasdaq Capital Market rule that would otherwise require a majority of our Board of Directors to be comprised of independent directors as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, and that we must provide for a quorum of not less than 33.33% of the outstanding shares of its voting stock in relation to any meeting of its holders of its common voting stock. We may rely on the other home country practice exemption with respect to its corporate governance in the future other than the quorum requirements and the rule that would otherwise require a majority of our Board of Directors to be comprised of independent directors. Our constitution provides that two members present in person or by proxy shall form a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. Further, the Singapore Companies Act does not require that a majority of our Board of Directors consists of Independent Directors, as contrasted with the Nasdaq requirement of a majority of independent directors.

Implications of being a Controlled Company

Our principal shareholders, officers and directors beneficially hold a majority of our ordinary shares and will continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Listing Rules. Accordingly, we are a controlled company under the applicable Nasdaq listing standards.

We have already relied on an exemption from the Nasdaq rule that would otherwise require a majority of our board of directors to be independent directors, by adopting home country practices pursuant to our Singapore legal counsel’s letter dated October 21, 2022, in connection with our initial public offering completed on April 18, 2023.

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

As a result, shareholders not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors - We are a “controlled company” as defined under the Nasdaq Listing Rules. We have already relied on an exemption with respect to the requirement that a majority of our board of directors be independent directors by adopting home country practices. Although we do not currently intend to rely on other “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to do so in the future, and you would not have the same protection afforded to stockholders of companies that are subject to these corporate governance requirements.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, offer to purchase, or offer to sell of any securities of the Company by directors, officers and employees, as well as advisors, consultants or contractors. A copy of our insider trading policy has been incorporated by reference herewith as Exhibit 11.2 to this annual report.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the report of WWC, P.C. Certified Public Accountants, is set forth on pages F-1 through F-55 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Constitution of CytoMed Therapeutics Limited	F-1/A	333-268456	3.2	February 1, 2023
2.1	Description of Securities registered under Section 12(b) of the Securities Exchange Act of 1934					X
2.2	Underwriting Agreement	6-K	001-41677	1.1	April 18, 2023
2.3	Form of Representative’s Warrant	6-K	001-41677	4.1	April 18, 2023
4.1#	License Agreement, dated June 1, 2018, by and among Exploit Technologies Pte Ltd (now known as Accelerate Technologies Pte. Ltd.) and CytoMed Therapeutics Pte. Ltd.	F-1	333-268456	10.3	November 18, 2022
4.2	Addendum to License Agreement, dated December 1, 2020, by and among Accelerate Technologies Pte. Ltd. and CytoMed Therapeutics Pte. Ltd.	F-1	333-268456	10.4	November 18, 2022
4.3#	Second Addendum to License Agreement by way of a letter dated September 23, 2021, from CytoMed Therapeutics Pte. Ltd. and accepted by Accelerate Technologies Pte. Ltd. on September 24, 2021	F-1	333-268456	10.5	November 18, 2022
4.4#	Third Addendum to License Agreement, effective as of October 18, 2022, by way of a letter dated October 18, 2022, from CytoMed Therapeutics Ptd. Ltd. And accepted by Accelerate Technologies Pte. Ltd. On November 17, 2022	F-1	333-268456	10.6	November 18, 2022
4.5#	Human K562 Cells License Agreement, dated December 16, 2020, by and among Accelerate Technologies Pte. Ltd. and CytoMed Therapeutics Pte. Ltd.	F-1	333-268456	10.7	November 18, 2022
4.6#	IPSCs License Agreement, dated October 31, 2020, by and among Accelerate Technologies Pte. Ltd, and Puricell Lab Pte. Ltd.	F-1	333-268456	10.8	November 18, 2022
4.7#	Investment Agreement, dated January 20, 2020, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.9	November 18, 2022
4.8#	Shareholders Agreement, dated January 20, 2020, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.10	November 18, 2022
4.9#	Supplemental Agreement, dated January 20, 2021, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.11	November 18, 2022
4.10#	Supplemental Letter Agreement, dated October 28, 2021, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd	F-1	333-268456	10.12	November 18, 2022

4.11#	Facility Agreement, dated December 28, 2018, by and among Hong Leong Bank Berhad and CytoMed Therapeutics (Malaysia) Sdn Bhd guaranteed by a Letter of Guarantee, dated December 12, 2018, by and among CHOO Chee Kong and Hong Leong Bank Berhad	F-1	333-268456	10.13	November 18, 2022
4.12#	Share Subscription Agreements, dated April 15, 2021, April 30, 2021, May 19, 2021, June 27, 2021, and June 28, 2021, by and among mDR Limited, Glorious Finance Limited, Essex Bio-Investment Limited, Robert Shengchu Huang, I Financial Ventures Group LLC, Jackie W Lee, Lin Zi Tong, Dynatech Ventures Pte Ltd, Shu Fan Frank Lee and CytoMed Therapeutics Pte. Lt	F-1	333-268456	10.15	November 18, 2022
4.13#	Investigator-Initiated Clinical Study Agreement, dated March 10, 2023, by and among CytoMed Therapeutics Limited and National University Hospital (Singapore) Pte Ltd.	F-1/A	333-268456	10.23	March 28, 2023
4.14	Title Deed (Subsidiary Strata Certificate of Title)	F-1	333-268456	10.17	November 18, 2022
4.15+	Incentive Plan	F-1/A	333-268456	10.1	February 1, 2023
4.16+	Form of Independent Director Appointment Letter	F-1/A	333-268456	10.18	February 1, 2023
4.17+	Form of Service Agreement for Executive Directors and Executives	F/1-A	333-268456	10.19	February 1, 2023
8.1	List of Subsidiaries of CytoMed Therapeutics Limited	F-1	333-268456	21.1	November 18, 2022
11.1	Code of Business and Ethics	F-1	333-268456	14.1	November 18, 2022
11.2	Insider Trading Policy	20-F	001-41677	11.2	April 22, 2024
12.1	Rule13a-14(a)/15d-14(a) Certification of Principal Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer					X
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
15.1	Consent of WWC, P.C.
97.1	Executive Clawback Compensation Policy	20-F	001-41677	97.1	April 22, 2024

+	Indicates a management contract or compensatory plan.
#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CYTOMED THERAPEUTICS LIMITED

By:	/s/ Choo Chee Kong
Name:	Choo Chee Kong
Title:	Chairman & Director

Date: April 28, 2025

CYTOMED THERAPEUTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
CytoMed Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of CytoMed Therapeutics Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows in each of the years for the three-year period ended December 31, 2024 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

San Mateo, California

April 28, 2025

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

As of December 31, 2023 and 2024

	Note	2023	2024	2024
		S$	S$	U.S.$
ASSETS

Current assets
Trade and other receivables	5	1,101,564	1,030,336	754,162
Cash and bank balances	4	8,995,067	4,970,367	3,638,096
Total current assets		10,096,631	6,000,703	4,392,258

Non-current assets
Trade and other receivables	5	-	500,000	365,979
Investment in associate	6	195,073	220,950	161,726
Property, plant and equipment	7	2,064,753	3,253,046	2,381,090
Intangible assets	8	12,413	93,050	68,109
Total non-current assets		2,272,239	4,067,046	2,976,904

Total assets		12,368,870	10,067,749	7,369,162

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	9	524,624	441,023	322,810
Contract liabilities	15	5,456	107,742	78,863
Borrowings	10	33,926	37,650	27,558
Lease liabilities	11	6,324	8,262	6,047
Warrant liabilities	12	146,613	11,945	8,743
Total current liabilities		716,943	606,622	444,021

Non-current liabilities
Borrowings	10	407,772	394,310	288,618
Lease liabilities	11	-	23,028	16,856
Total non-current liabilities		407,772	417,338	305,474

Total liabilities		1,124,715	1,023,960	749,495

Capital and reserves
Share capital	13	23,720,020	23,793,950	17,416,154
Capital reserve	14	-	73,982	54,152
Warrant reserve	12	73,930	-	-
Translation reserve		(217,402)	(53,757)	(39,348)
Accumulated losses		(12,331,437)	(14,848,135)	(10,868,200)
Equity attributable to owners of the equity		11,245,111	8,966,040	6,562,758
Non-controlling interests		(956)	77,749	56,909
Total equity		11,244,155	9,043,789	6,619,667

Total liabilities and equity		12,368,870	10,067,749	7,369,162

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended December 31, 2022, 2023 and 2024

	For the Year ended December 31,
	Note	2022	2023	2024	2024
		S$	S$	S$	U.S.$
Revenue	15	-	-	69,501	50,872

Lab consumables and cord-blood banking expenses		-	-	(17,121)	(12,532)

Other operating income	16	485,374	803,904	784,061	573,899

Other (losses)/gains including fair value changes on financial instruments - net	17	(1,116,622)	(492,910)	297,545	217,790

Research expenses	18	(1,522,765)	(1,589,693)	(1,909,519)	(1,397,686)

Depreciation of property, plant and equipment	7	(109,246)	(101,866)	(109,842)	(80,400)

Amortization of intangible assets	8	(2,500)	(2,187)	(12,557)	(9,191)

Employee benefits expenses	19	(210,657)	(454,143)	(619,327)	(453,321)

Finance expenses	20	(125,175)	(51,282)	(20,313)	(14,868)

Other expenses	21	(494,675)	(2,213,142)	(998,054)	(730,532)

Share of results of associate	6	(33,546)	(31,198)	13,765	10,075

Loss before income tax		(3,129,812)	(4,132,517)	(2,521,861)	(1,845,894)

Income tax expense	22	(1,640)	(653)	-	-

Loss for the year		(3,131,452)	(4,133,170)	(2,521,861)	(1,845,894)

Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation (loss)/gain		(96,504)	(89,918)	163,645	119,781

Total comprehensive loss for the year		(3,227,956)	(4,223,088)	(2,358,216)	(1,726,113)

Loss attributable to:
Equity holders of the Company		(3,131,209)	(4,132,896)	(2,516,698)	(1,842,115)
Non-controlling interests		(243)	(274)	(5,163)	(3,779)
Total		(3,131,452)	(4,133,170)	(2,521,861)	(1,845,894)

Total comprehensive loss attributable to:
Equity holders of the Company		(3,227,713)	(4,222,814)	(2,353,053)	(1,722,334)
Non-controlling interests		(243)	(274)	(5,163)	(3,779)
Total		(3,227,956)	(4,223,088)	(2,358,216)	(1,726,113)

Loss per share attributable to equity holders of the Company:
Basic and diluted		(0.40)	(0.39)	(0.22)	(0.16)

Weighted average number of ordinary shares used in computing loss per share
Basic and diluted		7,915,101	10,630,344	11,539,834	11,539,834

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2022, 2023 and 2024

	Attributable to equity holders of the Company
	Share capital	Share application monies	Capital reserve	Warrant reserve	Translation reserve	Accumulated losses	Equity attributable to owners of the equity	Non-controlling interests	Total equity
	S$	S$	S$	S$	S$	S$	S$	S$	S$

Balance at January 1, 2022	6,548,960	1,141,395	-	-	(30,980)	(5,067,332)	2,592,043	(439)	2,591,604

Total comprehensive loss for the year	-	-	-	-	(96,504)	(3,131,209)	(3,227,713)	(243)	(3,227,956)

Issuance of shares, representing Transactions with owners of the Company recognized directly in equity	2,364,045	(1,141,395)	-	-	-	-	1,222,650	-	1,222,650

Balance at December 31, 2022	8,913,005	-	-	-	(127,484)	(8,198,541)	586,980	(682)	586,298

Total comprehensive loss for the year	-	-	-	-	(89,918)	(4,132,896)	(4,222,814)	(274)	(4,223,088)

Transactions with owners of the Company recognized directly in equity
Warrant exercised before year end	-	-	-	73,930	-	-	73,930	-	73,930
Issuance of shares	14,807,015	-	-	-	-	-	14,807,015	-	14,807,015
Total transactions with owners of the Company	14,807,015	-	-	73,930	-	-	14,880,945	-	14,880,945

Balance at December 31, 2023	23,720,020	-	-	73,930	(217,402)	(12,331,437)	11,245,111	(956)	11,244,155

Total comprehensive loss for the year	-	-	-	-	163,645	(2,516,698)	(2,353,053)	(5,163)	(2,358,216)

Transactions with owners of the Company recognized directly in equity
Effect of dilution of interest in subsidiaries	-	-	73,982	-	-	-	73,982	83,868	157,850
Warrant reserve capitalized in the year	73,930	-	-	(73,930)	-	-	-	-	-
Total transactions with owners of the Company	73,930	-	73,982	(73,930)	-	-	73,982	83,868	157,850

Balance at December 31, 2024	23,793,950	-	73,982	-	(53,757)	(14,848,135)	8,966,040	77,749	9,043,789

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2023 and 2024

	Note	2022	2023	2024	2024
		S$	S$	S$	U.S.$

Operating activities
Loss before income tax		(3,129,812)	(4,132,517)	(2,521,861)	(1,845,894)
Adjustments for:
Amortization of intangible assets	8	13,200	6,396	13,199	9,661
Depreciation of property, plant and equipment	7	379,667	374,752	322,164	235,810
Fair value loss on convertible loans		1,090,480	98,754	-	-
Share of results of associate	6	33,546	31,198	(13,765)	(10,075)
Fair value changes on warrant liabilities	12	-	223,845	(138,292)	(101,224)
Interest expense	20	125,175	51,282	20,313	14,868
Interest income	16	(2,097)	(285,719)	(317,670)	(232,521)
Gain from disposal of property, plant and equipment		(280)	-	-	-
Write off of property, plant and equipment		1,370	-	-	-
Unrealized currency translation gains		(21,657)	(2,534)	(16,033)	(11,736)
Operating cash flows before movements in working capital		(1,510,408)	(3,634,543)	(2,651,945)	(1,941,111)

Trade and other receivables		(145,169)	(5,259)	(79,091)	(57,891)
Contract liabilities		(9,988)	1,952	102,286	74,869
Trade and other payables		265,059	108,225	(83,601)	(61,192)
Cash used in operations		(1,400,506)	(3,529,625)	(2,712,351)	(1,985,325)
Income tax paid		-	(2,194)	-	-
Interest received		2,097	623	2,422	1,773
Net cash used in operating activities		(1,398,409)	(3,531,196)	(2,709,929)	(1,983,552)

Investing activities
Contributions from non-controlling interests		-	-	157,850	115,540
Loan to a third party		-	-	(500,000)	(365,979)
Fixed deposits with maturities over 3 months		-	(2,770,880)	2,497,560	1,828,107
Purchase of property, plant and equipment		(473,795)	(58,295)	(1,400,225)	(1,024,905)
Purchase of intangible assets		-	-	(94,211)	(68,958)
Proceeds from disposal of property, plant and equipment		490	-	-	-
Interest received		-	98,366	465,567	340,775
Net cash (used in)/generated from investing activities		(473,305)	(2,730,809)	1,126,541	824,580

Financing activities
Proceeds from issuance of ordinary shares		1,222,650	11,307,024	-	-
Proceeds from a third party loan		300,000	-	-	-
Principal payment of third party loan		(350,000)	(300,000)	-	-
Principal payment of bank borrowings		(71,204)	(32,984)	(34,782)	(25,459)
Principal payment of lease liabilities		(7,555)	(7,442)	(9,797)	(7,171)
Interest paid		(125,175)	(46,713)	(20,313)	(14,868)
Net cash generated from/(used in) financing activities		968,716	10,919,885	(64,892)	(47,498)

Net (decrease)/increase in cash and cash equivalents		(902,998)	4,657,880	(1,648,280)	(1,206,470)
Cash and cash equivalents at beginning of year		2,512,768	1,579,718	6,224,187	4,555,839
Effects of foreign currency translation on cash and cash equivalents		(30,052)	(13,411)	121,140	88,669
Cash and cash equivalents at end of year		1,579,718	6,224,187	4,697,047	3,438,038

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

1 GENERAL

CytoMed Therapeutics Limited (the “Company”) is a private limited company incorporated on March 9, 2018. The Company is incorporated and domiciled in Singapore and listed on the Nasdaq Capital Market under ticker symbol “GDTC”.

The registered office and principal place of business of the Company is located at 1 Commonwealth Lane, #08-22, Singapore 149544.

The Company’s immediate and ultimate holding corporation is Glorious Finance Limited, incorporated in the British Virgin Islands.

The principal activities of the Company are to carry on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy. The Company operates primarily through its wholly owned subsidiary, CytoMed Therapeutics (Malaysia) Sdn. Bhd., which is incorporated and domiciled in Malaysia to manufacture innate immune cell-based immunotherapy and pluripotent stem cell-based therapy, providing consultancy services, and conducting research and development in immune cell and stem cell-based therapies to advance cellular immunotherapy for cancer treatment.

On August 15, 2024, IPSC Depository Sdn Bhd, an indirect subsidiary of the Company, completed the acquisition of the license and certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood banking service provider.

The principal activities of the subsidiaries of the Company (the “Company” or collectively known as the “Group”) are as follows:

		Country of business /	Group’s effective equity interest held
Name of entity	Principal activities	incorporation	2023	2024
			%	%
Advance Cancer Centre Pte Ltd	Investment, research and development of medical technologies	Singapore	100	100

CytoMed Therapeutics (Malaysia) Sdn Bhd	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

Puricell Lab Pte Ltd	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	95	95

LongevityBank Pte Ltd (the former name: IPSCBank Pte Ltd)	Stem cell and immune cell banking	Singapore	100	90

Held by LongevityBank Pte Ltd

IPSC Depository Sdn Bhd	Processing and banking of cells including cord blood stem cells, research and development on cord blood derived cell-based therapy	Malaysia	100	90

The principal activities of the associate are disclosed in Note 6 to the consolidated financial statements.

Non-controlling interests (“NCI”)

The following table illustrates the summarized financial information of the Group’s material NCI (and not the Group’s share of those amounts), adjusted for difference in accounting policies between the Group and the subsidiaries, if any.

	2022	2023	2024
	S$	S$	S$

Revenue	-	-	69,501
Loss before tax	-	-	(96,735)
Income tax expenses	-	-	-
Loss after tax	-	-	(96,735)
Loss allocated to NCI	-	-	(4,753)
Other comprehensive income allocated to NCI	-	-	-
Total comprehensive loss allocated to NCI	-	-	(4,753)

Cash flows generated from operating activities	-	-	32,697
Cash flows used in investing activities	-	-	(808,924)
Cash flows generated from financing activities	-	-	849,938
Net cash inflows	-	-	73,711

	2023	2024
	S$	S$

Current assets	-	141,490
Non-current assets	-	811,158
Current liabilities	-	(174,894)
Non-current liabilities	-	(31,290)
Net assets	-	746,464

Accumulated NCI	-	74,646
Less: fair value adjustments	-	-
Adjusted accumulated NCI	-	74,646

As of December 31, 2023, there are no subsidiaries that has non-controlling interests which are material to the consolidated financial statements as a whole.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

2 MATERIAL ACCOUNTING POLICY INFORMATION

BASIS OF PREPARATION - These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under the historical cost convention, except as disclosed in the accounting policies below.

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

Adoption of new and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year except that in the current financial year, the Group has adopted all the new and amended standards which are relevant to the Group and are effective for annual financial period beginning on 1 January 2024. The adoption of these standards did not have any material effect on the financial statements of the Group.

New standards, amendments and interpretations issued but not yet effective

There are a number of standards, amendments to standards, and interpretations, which have been issued by the International Accounting Standards Board, that are effective in future accounting periods and the Group has not decided to early adopt.

Unless otherwise disclosed, the Group is currently evaluating the potential impact of adopting these standards on its consolidated financial statements and related disclosures in the year of initial application.

Description	Effective date (annual periods beginning on or after)

Amendments to IAS 21 - Lack of Exchangeability	1 January 2025

Annual Improvements to IFRS 10, IFRS 9, IFRS 1, IAS 7, IFRS 7	1 January 2026

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments	1 January 2026

IFRS 18 - Presentation and Disclosure in Financial Statements	1 January 2027

IFRS 19 - Subsidiaries without Public Accountability: Disclosures	1 January 2027

BASIS OF ACCOUNTING - The financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the IFRS.

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

Years ended December 31, 2022, 2023 and 2024

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

Years ended December 31, 2022, 2023 and 2024

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

The excess of (a) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (b) fair value of the identifiable net assets acquired is recorded as goodwill. Please refer to the paragraph “Intangible assets - Goodwill” for the subsequent accounting policy on goodwill.

TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Non-controlling interest represents the equity in subsidiaries not attributable, directly or indirectly, to owners of the Company.

Changes in the Company owners’ ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized directly in equity as capital reserve and attributed to owners of the Company.

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statements of financial positions, consolidated statements of profit or loss and other comprehensive loss, and consolidated statement of cash flows from SGD into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 = SGD1.3662, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

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

Years ended December 31, 2022, 2023 and 2024

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of the financial assets not a fair value through profit or loss, transaction cost that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instrument - Debt instruments mainly comprised of cash and cash equivalents and other receivables (excluding prepayments).

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

Purchases and sales of financial assets are recognized on trade date - the date on which the Group commits to purchase or sell the asset.

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

Years ended December 31, 2022, 2023 and 2024

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

Except for warrant liabilities which are stated at fair value through profit or loss, all other financial liabilities are subsequently measured at amortized cost using the effective interest method.

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

FINANCIAL LIABILITIES AND EQUITY INSTRUMENTS

INVESTMENT IN AN ASSOCIATE - An associate is an entity over which the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Significant influence is presumed to exist when the Group holds 20% or more of the voting power of another entity.

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

Years ended December 31, 2022, 2023 and 2024

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

Freehold land is not depreciated. Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as followed:

Building	-	16 - 60 years
Laboratory equipment	-	5 years
Motor vehicle	-	5 years
Furniture, fittings and equipment	-	3 - 5 years
Renovation	-	10 years
Right-of-use assets	-	4 years

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

Years ended December 31, 2022, 2023 and 2024

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

(d)	Acquired customer relationship

The acquired customer relationships are initially recognized at fair value, determined based on the discounted cash flows expected to be generated from the acquired customer base over a five-year period, taking into account the normal working capital requirements associated with maintaining those relationships

(e)	Acquired private blood bank license

The acquired private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia is initially recognized at the residual amount, calculated as the difference between the total consideration transferred and the fair value of the identifiable net assets acquired, including property, plant and equipment, and acquired customer relationship. The license is amortized over a two-year period, corresponding to its expected useful life up to the next renewal date.

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

Years ended December 31, 2022, 2023 and 2024

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

TRADE AND OTHER PAYABLES - Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

BORROWINGS - Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(a)	Borrowings

Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(b)	Borrowing costs

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

Years ended December 31, 2022, 2023 and 2024

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

Years ended December 31, 2022, 2023 and 2024

●	Short-term and low-value leases

The Group has elected to not recognized right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

EMPLOYEE BENEFITS - Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

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

PROVISIONS - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

REVENUE RECOGNITION - Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to the customer, excluding amounts collected on behalf of third parties.

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

Private blood banking service income – Revenue from private blood banking services (retrieval and storage services) is recognized when the Group satisfies a performance obligation by transferring control of a promised service to the customer. The amount of revenue recognized is the amount of the fixed transaction price allocated to each satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative standalone fixed selling prices of the promised services. Transaction price is the amount of fixed consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised services. A discount or variable consideration is allocated to the relevant performance obligations to the extent that it is highly probable that a reversal of the cumulative revenue will occur.

Revenue from private blood retrieval service is recognized when the Group satisfies a performance obligation by transferring control of a promised service to a customer upon completion of the retrieval service at a point in time.

Revenue from private blood storage service is recognized when the Group satisfies a performance obligation by transferring control of a promised service to a customer over time based on the elapsed storage period. When a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation.

Research income - Research income is recognized at point in time when the Group satisfied its performance obligation by transferring control of promised goods to the customers. The transaction price is the amount of the consideration in the contract (mainly on costs recovery basis) to which the Group expects to be entitled in exchange for transferring the promised goods.

Interest Income - Interest income from a financial asset is accrued on a time basis using the effective interest method, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

RESEARCH EXPENSES - Research expenses are charged to profit or loss in the period in which it occurred. Non-refundable advance payments for goods or services to be received in the future for use in research activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed. We allocate our direct research expenses across each product candidate.

Research expenses consist primarily of costs incurred for our research, clinical and pre-clinical activities, which include:

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

GOVERNMENT GRANTS AND SUBSIDIES - Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable is recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Grants related to assets are presented as deferred income under trade and other payables.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

SEGMENT REPORTING - An operating segment is a component of an entity:

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

The Group has identified two operating segment i.e. (i) the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy as well as (ii) the business of processing and banking of cells including cord blood stem cells, research and development on cord blood derived cell-based therapy.

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

SHARE CAPITAL - Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against share capital.

SHARE APPLICATION MONIES - Share application monies are recognized as equity when monies received from prospective shareholder pending allotment.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

INCOME TAX - Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

FOREIGN CURRENCY TRANSACTIONS

(a)	Functional and presentation currency

The individual financial statements of each entity within the Group are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the statements of financial positions of the Group are presented in Singapore dollar (“SGD”) which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

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

Foreign exchange gains and losses that relate to borrowings are presented in the profit or loss within “Finance expenses”. All other foreign exchange gains and losses impacting profit or loss are presented in the profit or loss within “Other gains/(losses) - net”.

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

Years ended December 31, 2022, 2023 and 2024

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

CASH AND CASH EQUIVALENTS - For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash at banks and on hand, deposits with financial institutions which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired.

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

Years ended December 31, 2022, 2023 and 2024

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

Years ended December 31, 2022, 2023 and 2024

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amounts of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

(b)	Valuation of warrants (Note 12)

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

At the date of inception, no quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by the directors of the Company with reference to valuations carried out by an internal specialist (“Valuer”). The fair value of these financial liabilities is established by using valuation techniques as set out in the Note to the consolidated financial statements. Valuation modals established by the Valuer maximize the use of market inputs to the extent possible. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions changed, it may lead to a change in the fair value to be recognized in profit or loss. As at the end of the reporting period, key assumptions assessed by the management were disclosed in the Note 12 to the consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

4 CASH AND BANK BALANCES

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise the following:

	2023	2024
	S$	S$

Cash at banks	1,971,872	514,490
Cash on hand	601	398
Short-term fixed deposits	7,022,594	4,455,479
	8,995,067	4,970,367
Less: Fixed deposits with maturities over 3 months	(2,770,880)	(273,320)
Cash and cash equivalents on consolidated statements of cash flows	6,224,187	4,697,047

Fixed deposits are placed for a period ranging between 1 month and 12 months (2023: 1 month and 12 months) with the effective interest rates on the fixed deposits range from between 2.73% to 5.32% (2023: 2.20% to 5.55%) per annum.

5 TRADE AND OTHER RECEIVABLES

	2023	2024
	S$	S$
Non-Current
Other receivables	-	500,000

Current
Trade receivables	-	18,782
Other receivables:
Deposit paid for purchase of property	43,080	-
Prepayments	159,006	39,847
Prepaid consumables	678,728	838,825
Goods and services tax receivable	4,710	2,892
Sundry deposits	16,002	30,456
Sundry receivables	13,308	63,123
Interest receivable	186,730	36,411
Total	1,101,564	1,530,336

As of December 31, 2024, the non-current other receivables of S$500,000 is loan to a third party with a maturity tenure of 3 years and collectible by the end of 3-year tenure (December 31, 2023: Nil) which bears interest rate of 5.0% (December 31, 2023: Nil) per annum to carry out an investigator initiated trial in People’s Republic of China. The remaining commitments and details of the said investigator initiated trial have been disclosed in the Note 23 to the consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

6 INVESTMENT IN AN ASSOCIATE

The Group’s investment in the associate is summarized below:

	2023	2024
	S$	S$
Beginning of financial year	239,424	195,073
Share of post-acquisition (losses)/profit	(31,198)	13,765
Currency realignment	(13,153)	12,112
End of financial year	195,073	220,950

Management has assessed the recoverable amount of the investment in associate calculation based on its value in use (“VIU”), using discounted cash flow forecasts covering a five-year period in which the management made judgements over certain key inputs in relation to cash flows, revenue growth rates and discount rate. It was concluded that the fair value less costs of disposal did not exceed the VIU. As a result of this analysis no impairment loss was recognized during the year ended December 31, 2023 and 2024.

Key assumptions used to determine the value in use of the investment in associate are as follows:

	2023	2024
	%	%
Revenue growth rate	11.73	7.53
Discount rate	13.90	13.90

		Country of business /	Group’s effective equity interest held
Name of entity	Principal activities	incorporation	2023	2024
			%	%
Landmark Medical Centre Sdn Bhd	Operations of private specialist hospital	Malaysia	20	20

The following table illustrates the summarized financial information of the Group’s material associate (and not the Group’s share of those amounts), adjusted for difference in accounting policies between the Group and the associate, if any.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

	2023	2024
	S$	S$

Current assets	494,882	558,877
Non-current assets (including fair value of hospital license)	743,608	798,401
Current liabilities	(95,631)	(75,061)
Non-current liabilities	(167,495)	(177,468)
Adjusted net assets of the associate	975,364	1,104,749

Revenue	636,150	810,223
(Loss)/Profit for the year	(155,989)	68,827

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s investment in the associate is as follows:

	2023	2024
	S$	S$
Adjusted net assets	975,364	1,104,749

Group’s equity interest	20%	20%
Group share of net assets	195,073	220,950
Carrying value	195,073	220,950

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

7 PROPERTY, PLANT AND EQUIPMENT

	Building	Freehold land	Laboratory equipment	Motor vehicle	Furniture, fittings and equipment	Renovation	Right-of-use assets	Total
	S$	S$	S$	S$	S$	S$	S$	S$

Cost:
At January 1, 2023	1,095,128	394,886	1,236,466	49,929	286,074	465,204	-	3,527,687
Addition	-	-	32,642	-	11,350	14,303	-	58,295
Currency realignment	(34,665)	(22,680)	(59,937)	(2,868)	(14,281)	(22,104)	-	(156,535)
At December 31, 2023	1,060,463	372,206	1,209,171	47,061	283,143	457,403	-	3,429,447
Addition	899,110	193,673	123,340	-	100,446	83,656	34,740	1,434,965
Currency realignment	33,872	22,162	59,870	2,802	14,352	22,452	-	155,510
At December 31, 2024	1,993,445	588,041	1,392,381	49,863	397,941	563,511	34,740	5,019,922

Accumulated depreciation:
At January 1, 2023	76,638	-	614,293	38,279	190,629	132,885	-	1,052,724
Addition	39,500	-	225,484	9,639	54,776	45,353	-	374,752
Currency realignment	(2,489)	-	(38,409)	(2,426)	(11,374)	(8,084)	-	(62,782)
At December 31, 2023	113,649	-	801,368	45,492	234,031	170,154	-	1,364,694
Addition	52,004	-	176,228	1,604	37,719	51,116	3,493	322,164
Currency realignment	3,577	-	49,025	2,767	13,753	10,770	126	80,018
At December 31, 2024	169,230	-	1,026,621	49,863	285,503	232,040	3,619	1,766,876

Carrying amount:
At December 31, 2023	946,814	372,206	407,803	1,569	49,112	287,249	-	2,064,753

At December 31, 2024	1,824,215	588,041	365,760	-	112,438	331,471	31,121	3,253,046

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

Motor vehicle is acquired under finance leasing arrangement. Details of the lease liability is disclosed in Note 11.

The right-of-use assets represent leases of an office premise. The lease of office premises is for 4 years from 1 August 2024. Detail of the lease liabilities is disclosed in Note 11.

As of December 31, 2024, the Company capitalized right-of-use assets with an aggregate non-cash cost of S$34,740 (2023: S$ Nil). As a result, the cash outflow on acquisition of property, plant and equipment amounting to S$1,400,225 (2023: S$58,295) as disclosed in the consolidated statements of cash flows.

As of December 31, 2024, bank borrowing is secured by the freehold land and building of the Group with carrying amount of S$937,700 (2023: S$894,487).

Depreciation expense included in the consolidated statements of profit or loss and other comprehensive loss is analyzed as follows:

	2023	2024
	S$	S$

Depreciation of property, plant and equipment (per above)	374,752	322,164
Less: Accounted under
“Research expenses” (Note 18)	(272,886)	(212,322)
	101,866	109,842

8 INTANGIBLE ASSETS

	2023	2024
	S$	S$

Goodwill	355	355
Acquired intellectual properties licenses (Note (a))	7,918	7,276
Computer software licenses (Note (b))	4,140	1,980
Acquired customer relationship (Note (c))	-	51,122
Acquired private blood bank license (Note (d))	-	32,317
Total	12,413	93,050

(a)	Acquired intellectual properties licenses

	2023	2024
	S$	S$

Cost:
At beginning and end of financial year	62,060	62,060

Accumulated amortization:
At beginning of financial year	49,933	54,142
Amortization charge	4,209	642
At end of financial year	54,142	54,784

Carrying value	7,918	7,276

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

(b)	Computer software licenses

	2023	2024
	S$	S$

Cost:
At beginning of financial year	11,794	11,737
Currency realignment	(57)	56
At end of financial year	11,737	11,793

Accumulated amortization:
At beginning of financial year	5,467	7,597
Amortization charge	2,187	2,160
Currency realignment	(57)	56
At end of financial year	7,597	9,813

Carrying value	4,140	1,980

(c)	Acquired customer relationship

	2023	2024
	S$	S$

Cost:
At beginning of financial year	-	-
Addition	-	51,122
At end of financial year	-	51,122

Accumulated amortization:
At beginning and end of financial year	-	-

Carrying value	-	51,122

Management has evaluated, assessed and concluded that the amortization for customer relationship during the year to be of clearly trivial.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

(d)	Acquired private blood bank license

	2023	2024
	S$	S$

Cost:
At beginning of financial year	-	-
Addition	-	43,089
At end of financial year	-	43,089

Accumulated amortization:
At beginning of financial year	-	-
Amortization charge	-	10,397
Currency realignment	-	375
At end of financial year	-	10,772

Carrying value	-	32,317

(e)	Amortization expense is analyzed as followed:

	2023	2024
	S$	S$

Acquired intellectual properties licenses	4,209	642
Computer software licenses	2,187	2,160
Acquired customer relationship	-	-
Acquired private blood bank license	-	10,397
Total	6,396	13,199
Less: Accounted under
“Research expenses” (Note 18)	(4,209)	(642)
	2,187	12,557

Management has evaluated, assessed and concluded that there is no indication of impairment for the intangible assets as a whole, and accordingly no impairment allowance is necessary.

9 TRADE AND OTHER PAYABLES

	2023	2024
	S$	S$

Trade payables	24,618	38,633
Other payables	50,428	37,292
Accrued operating expenses	446,634	363,690
Deferred grant income	2,944	1,408
Total	524,624	441,023

Trade and other payables were unsecured, interest-free, and repayable on demand.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

10 BORROWINGS

	2023	2024
	S$	S$

Current
Bank loan	33,926	37,650

Non-current
Bank loan	407,772	394,310

Total	441,698	431,960

Note:

Bank loan:	Principal amount of RM2,000,000 (equivalent to S$608,600) withdrawn from a financial institution, which is charged an effective interest rate of 4.53% (2023: 4.40%) per annum and repayable over 180 months in equal monthly instalments of RM15,454 (equivalent to S$4,703).

The exposure of the borrowing of the Group to interest rate changes and the contractual repayment dates at the balance sheet date are as follows:

	2023	2024
	S$	S$

6 months or less	16,824	18,690
6 - 12 months	17,102	18,960
1 - 5 years	152,318	168,790
Over 5 years	255,454	225,520
Total	441,698	431,960

The loan is secured over building and freehold land (Note 7) and personal guarantees by a director.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

11 LEASE LIABILITIES

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2023	2024
	S$	S$

At beginning of year	14,419	6,324
Addition in the year	-	34,740
Currency realignment	(653)	23
Interest charged (Note 20)	499	629
Payment made	(7,941)	(10,426)
At end of year	6,324	31,290

Presentation on

Consolidated Statements of Financial Positions:

	2023	2024
	S$	S$

Current	6,324	8,262
Non-current	-	23,028
Total	6,324	31,290

The effective interest rate applied to the lease liabilities recognized in the statements of financial positions is 4.73% (2023: 4.73%) per annum.

Lease liabilities consist a financial lease secured over a motor vehicle, and operating lease for an office premises which is recognized as right-of-use assets classified within “ property, plant and equipment”.

Total cash outflow for leases amounts to S$13,641 (2023: S$9,644) (including low-value assets rental).

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

12 WARRANT LIABILITIES AND WARRANT RESERVE

WARRANT LIABILITIES

	Number of warrants	Amount S$	Weighted Average Exercise Price US$

2023
Beginning of financial year	-	-	-
Fair value at inception date	120,618	112,214	4.00
Fair value changes to profit or loss	-	111,631	-
Cashless exercise of warrants classified under warrant reserve	(48,247)	(73,930)	5.11-5.22
Currency realignment	-	(3,302)	-
End of financial year	72,371	146,613

	Number of warrants	Amount S$	Weighted Average Exercise Price US$

2024
Beginning of financial year	72,371	146,613	-
Fair value changes to profit or loss	-	(138,292)	-
Currency realignment	-	3,624	-
End of financial year	72,371	11,945

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

The outstanding Representative’s Warrants are recognized as warrant liabilities as of December 31, 2024 and are measured at fair value at their inception date and subsequently remeasured at each reporting period with changes being recorded in the statement of profit or loss.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

The Representative’s Warrants are considered at Level 2 fair value hierarchy. The fair value of the warrants was determined by using Black-Scholes option pricing model using the key assumptions as follows:

As at December 31, 2023
Expected volatility	6.77%
Risk-free interest rate	3.88%
Expected term (years)	4
Exercise price	US$4.00
Spot price	US$4.90
Fair value of warrant	US$1.52

As at December 31, 2024
Expected volatility	5.77%
Risk-free interest rate	4.57%
Expected term (years)	3
Exercise price	US$4.00
Spot price	US$3.40
Fair value of warrant	US$0.12

WARRANT RESERVE

	2023	2024
	S$	S$

At beginning of year	-	73,930
Warrant reserve capitalized in the year	-	(73,930)
Cashless exercise of warrants	73,930	-
At end of year	73,930	-

Warrant reserve amounting to S$73,930 was capitalized after the shares were issued in year 2024.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

13 SHARE CAPITAL

	2023	2024
Number of shares:
At beginning of financial year	8,444,460	11,529,328
Conversion from convertible loans	672,499	-
Warrant exercised	-	10,672
Issuance of ordinary shares	2,412,369	-
At end of financial year	11,529,328	11,540,000

Paid-up capital (S$):
At beginning of financial year	8,913,005	23,720,020
Conversion from convertible loans	3,499,991	-
Issuance of ordinary shares	11,307,024	-
Issuance of ordinary shares from the exercise of warrants	-	73,930
At end of financial year	23,720,020	23,793,950

The paid-up ordinary shares have no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

Paid-up capital

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

For the financial year ended December 31, 2024:

On January 3, 2024, the warrant holder exercises its warrants of S$54,154 into 7,860 ordinary shares. These newly issued shares rank pari passu in all respects with the previously issued shares.

On January 17, 2024, the warrant holder exercises its warrants of S$19,776 into 2,812 ordinary shares. These newly issued shares rank pari passu in all respects with the previously issued shares.

14 CAPITAL RESERVE

Capital reserve constitutes changes in ownership interests in subsidiaries that do not result in a loss of control that are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the capital reserve. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

15 REVENUE

The Company’s revenues are primarily derived from the provision of cord blood unit banking and retrieval services (“private blood banking services”). The Company derives revenue from transfer of services over time or at a point in time in the following major type of services.

(a)	Disaggregation of revenue from contracts with customers

	2022	2023	2024
	S$	S$	S$

Over time
Revenue from private blood storage service	-	-	64,214

At a point in time
Revenue from retrieval of private blood service	-	-	5,287

Total	-	-	69,501

(b)	Contract balances

	2023	2024
	S$	S$

Contract liabilities	5,456	107,742

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services mainly derived from the private blood banking business. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer.

These liabilities are reported as contract liabilities on a contract by contract basis at the end of each reporting period. Significant changes in the contract liabilities balances during the financial year was mainly arriving from the increases due to cash received, excluding amounts recognized as revenue during the financial year.

(c)	Unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follows:

	More than 2 years but less than 5 years	More than 5 years but less than 10 years	More than 10 years
	S$	S$	S$
Partially and fully unsatisfied performance obligations as at:
December 31, 2023	-	-	-
December 31, 2024	344,000	250,000	30,000

The management is not disclosing the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as at December 31, 2023 and December 31, 2024 that may be recognized as revenue in the next 12 months as permitted under the IFRS 15 due to the aggregated transaction price allocated to the period of these unsatisfied contracts was one year or less, or are billed based on time incurred. These amounts do not include variable consideration, which is subject to significant risk of reversal.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

16 OTHER OPERATING INCOME

	2022	2023	2024
	S$	S$	S$
Government grants:
Wage Subsidy Program	3,099	-	-
Enterprise Development Grant	8,640	-	-
Jobs Growth Incentive	5,550	-	-
Hiring Incentive and Training Programme	9,077	3,459	-
Startup SG Tech - Proof-of-concept grant	84,091	-	-
Market Readiness Assistance Grant	-	-	15,447
Others	2,880	4,112	11,715
Research income	363,912	507,736	433,871
Interest income	2,097	285,719	317,670
Others	6028	2,878	5,358
Total	485,374	803,904	784,061

The Wage Subsidy Program is financial assistance introduced in Malaysia paid to employers and helps employers affected economically by the COVID-19 pandemic to continue operations and avoid the loss of jobs and income streams for all enterprise.

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

The Market Readiness Assistance (“MRA”) grant helps companies expand into new markets overseas by defraying the costs of overseas market promotion, business development and set-up. For the financial year ended December 31, 2024, MRA grant amounted to S$15,447.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

17 OTHER (LOSSES)/GAINS INCLUDING FAIR VALUE CHANGES ON FINANCIAL INSTRUMENTS - NET

	2022	2023	2024
	S$	S$	S$

Fair value losses on convertible loans	(1,090,480)	(98,754)	-
Foreign currency exchange (loss)/gain - net	(26,422)	(170,311)	159,253
Gain on disposal of property, plant and equipment	280	-	-
Fair value on warrants liabilities at inception date (Note 12)	-	(112,214)	-
Fair value changes on warrant liabilities (Note 12)	-	(111,631)	138,292
Total	(1,116,622)	(492,910)	297,545

18 RESEARCH EXPENSES

	2022	2023	2024
	S$	S$	S$

Employee benefits expenses (Note 19)	500,038	642,533	737,524
Depreciation of property, plant and equipment (Note 7)	270,421	272,886	212,322
Amortization of intangible assets (Note 8)	10,700	4,209	642
Clinical trial expenses	-	33,845	382,014
Consumables expenses	310,938	455,267	345,706
Royalty expenses	9,592	30,382	11,365
Professional fees	317,613	20,779	35,040
Electricity expenses	64,968	62,515	69,323
Others	38,495	67,277	115,583
Total	1,522,765	1,589,693	1,909,519

19 EMPLOYEE BENEFITS EXPENSES

	2022	2023	2024
	S$	S$	S$

Wages and salaries	604,068	849,198	1,024,113
Director’s fee	-	89,830	108,900
Defined contribution plans	80,212	117,283	141,294
Other short-term benefits	26,415	40,365	82,544
Total	710,695	1,096,676	1,356,851
Less: Accounted under
“Research expenses” (Note 18)	(500,038)	(642,533)	(737,524)
Total	210,657	454,143	619,327

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

20 FINANCE EXPENSES

	2022	2023	2024
	S$	S$	S$

Interest expenses on:
Bank loan	19,560	20,764	19,684
Third party loan	9,719	4,266	-
Convertible loans	95,000	25,753	-
Lease liabilities (Note 11)	896	499	629
Total	125,175	51,282	20,313

21 OTHER EXPENSES

	2022	2023	2024
	S$	S$	S$

Advertising	-	33,307	23,782
Annual listing fee	-	64,370	87,279
Company insurance	-	282,797	94,367
Entertainment	3,260	30,977	7,941
Investor relationship expenses	-	204,808	76,176
Legal fees	-	115,272	119,580
Low-value assets rental	2,201	1,703	3,215
Offering expenses	199,625	758,563	-
Professional fees	184,253	396,915	405,420
Property tax	7,045	6,661	8,412
Printing and stationery	6,176	11,941	18,718
IT expenses	13,051	18,255	20,122
Repair and maintenance	8,720	3,728	13,926
Reversal of grant	-	84,091	-
Service fees	11,268	13,209	8,665
Subscription fee	2,165	1,083	873
Transportation and travelling expenses	3,364	144,998	62,758
Tools and supplies	3,516	2,333	7,195
Utilities	21,201	23,941	17,662
Others	28,830	14,190	21,963
Total	494,675	2,213,142	998,054

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

22 INCOME TAX EXPENSE

	2022	2023	2024
	S$	S$	S$

Current tax liability	1,640	653	-

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2022	2023	2024
	S$	S$	S$

Loss before income tax	(3,129,812)	(4,132,517)	(2,521,861)

Tax calculated at tax rate of 17%	(532,068)	(702,528)	(428,716)
Effects of:
- different tax rates in other countries	(41,874)	(7,207)	(60,181)
- deferred tax assets not recognized	327,624	462,910	494,975
- expenses not deductible for tax purposes	268,077	247,290	36,625
- income not subject to tax	(20,119)	(465)	(42,703)
- Under provision of prior year tax	-	653	-
Income tax expenses	1,640	653	-

Significant components of unrecognized deferred tax assets

The Group has significant components of unrecognized deferred tax assets contributed mainly from unutilized tax losses of approximately S$4,501,000, S$6,785,000 and S$8,829,000 and unabsorbed capital allowance of approximately of S$1,218,000, S$1,145,000 and S$1,404,000 at December 31, 2022, 2023 and 2024, which were available for offset against future profits, respectively. The unutilized tax losses and unabsorbed capital allowances have no expiry except for unutilized tax losses amounting to approximately S$4,500,000 (2022: S$2,139,000 and 2023: S$2,439,000) which can only be carried forward up to 10 years. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

	2022	2023	2024
	S$	S$	S$

Unutilized tax losses
At beginning of year	3,016,000	4,501,000	6,785,000
Addition	1,485,000	2,517,000	2,240,000
Over-provision in respect of prior years	-	(233,000)	(196,000)
At end of year	4,501,000	6,785,000	8,829,000

Unabsorbed capital allowance
At beginning of year	776,000	1,218,000	1,145,000
Addition	442,000	206,000	241,000
(Over)/under-provision in respect of prior years	-	(279,000)	18,000
At end of year	1,218,000	1,145,000	1,404,000

Total	5,719,000	7,930,000	10,233,000

Unrecorded approximate deferred tax benefits @ 17%	972,000	1,348,000	1,740,000

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

23 COMMITMENTS

(a)	Operating lease commitments

	2022	2023	2024
	S$	S$	S$

Low value leases	2,201	1,703	3,215

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are charged to profit or loss on a straight-line basis over the lease term.

(b)	Capital commitments

Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	2022	2023	2024
	S$	S$	S$

Purchase of a property in Malaysia	-	387,720	-
Loan to a third party*	-	1,000,000	500,000

*	The Group embarked on its strategy in People’s Republic of China through a collaborative effort on using the CTM-GDT for cancer immunotherapy. As such, the Group committed this loan to a third party for the purpose of conducting an investigator initiated clinical trial through local partners in Chongqing, one of the most populous regions in People’s Republic of China.

(c)	Other commitments

The Group entered into an exclusive, worldwide, non-sublicensable, non-transferable and revocable-for-cause license with an independent company for the NKG2DL-targeting CAR-gamma delta T cell and iPSC-gdNKT cell technology. As of December 31, 2024, the total future minimum payments under non-cancellable licencing agreements are as follows:

	2022	2023	2024
	S$	S$	S$

Within 1 year	4,867	5,885	12,333
After 1 year but within 5 years	47,080	47,960	43,600
Over 5 years	118,235	106,457	87,200
Total	170,182	160,302	143,133

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

24 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2022	2023	2024
	S$	S$	S$

Financial asset

Financial assets at amortized cost:
Trade and other receivables	73,144	259,120	648,772
Cash and cash equivalents	1,579,718	8,995,067	4,970,367
	1,652,862	9,254,187	5,619,139

Financial liabilities

Financial liabilities at amortized cost:
Trade and other payables	410,798	521,680	439,615
Lease liabilities	14,419	6,324	31,290
Borrowings	803,606	441,698	431,960
	1,228,823	969,702	902,865

Financial liabilities at FVTPL:
Convertible loans	3,401,237	-	-
Warrant liabilities	-	146,613	11,945
	3,401,237	146,613	11,945

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

Years ended December 31, 2022, 2023 and 2024

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

Currency risk arises when transactions are denominated in foreign currencies other than the Group entities’ respective functional currencies.

In addition, the Group is exposed to currency translation risk on the net assets in foreign operations.

The Group’s significant currency exposure and sensitivity analysis have been disclosed as follows:

	Singapore dollar (“SGD”)	Ringgit Malaysia (“MYR”)	United States dollar (“USD”)
	S$	S$	S$
December 31, 2024
Financial assets
Cash and bank balances	179,238	978,007	3,813,122
Trade and other receivables	503,889	109,371	35,512
Intra-group receivables	-	-	-
Financial assets	683,127	1,087,378	3,848,634
Financial liabilities
Trade and other payables	(172,701)	(152,401)	(114,513)
Lease liabilities	-	(31,290)	-
Borrowings	-	(431,960)	-
Warrant liabilities	-	-	(11,945)
Intra-group payables	-	-	-
Financial liabilities	(172,701)	(615,651)	(126,458)
Net financial assets	510,426	471,727	3,722,176
Add: Net financial liabilities denominated respective entities’ functional currencies	(510,426)	(471,727)	-
Currency exposure of financial assets, net of those denominated in the Company’s functional currency	-	-	3,722,176

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

	SGD	MYR	USD
	S$	S$	S$
December 31, 2023
Financial assets
Cash and bank balances	432,663	186,204	8,376,200
Trade and other receivables	191,145	67,975	-
Intra-group receivables	-	-	-
Financial assets	623,808	254,179	8,376,200
Financial liabilities
Trade and other payables	(380,013)	(117,279)	(24,388)
Lease liabilities	-	(6,324)	-
Borrowings	-	(441,698)	-
Warrant liabilities	-	-	(146,613)
Intra-group payables	-	-	-
Financial liabilities	(380,013)	(565,301)	(171,001)
Net financial (liabilities)/assets	243,795	(311,122)	8,205,199
Add: Net financial assets/(liabilities) denominated respective entities’ functional currencies	(243,795)	311,122	-
Currency exposure of financial assets, net of those denominated in the Company’s functional currency	-	-	8,205,199

If the USD change against the SGD by 5% (2023: 5%) with all other variables including the tax rate being held constant, the effects arising from the net financial liabilities/assets that are exposed to currency risk will be as follows:

	Approximate increase/(decrease)
	2024	2023
	Loss after tax	Loss after tax
	S$	S$
USD against SGD
- strengthened	154,000	341,000
- weakened	(154,000)	(341,000)

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loan amounting to S$431,960 (2023: S$441,698) which bear floating interest rates. The interest rates and terms of repayment of the loans are disclosed in the Note 10 to the financial statements. The Group currently does not have an interest rate hedging policy.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s loss for the year would increase/decrease by approximately S$1,700 (2023: S$1,800).

(iv)	Credit risk management

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The carrying amount of financial assets recorded in the financial statements represents the Group’s maximum exposure to credit risk.

The Group’s major classes of financial assets are cash and bank balances and receivables, including deposits but excluding prepayment and goods and services tax receivables. Cash and bank balances are placed with reputable financial institutions.

(i)	Cash and equivalents

The Group holds cash and cash equivalents with reputable licensed financial institutions with high credit-ratings and considered to have low credit risk. The cash balances are measures on 12-month expected credit loss basis and subject to immaterial credit loss.

(ii)	Trade and other receivables

Current

Receivables are provided mainly for short-term working capital requirements. Impairment on these balances has been measured on the 12-month expected credit loss basis. The Group concludes that the loss allowance appears to be clearly trivial.

Non-Current

For long-term receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime expected credit losses (“ECL”). In determining ECL on a collective basis, receivables are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the receivables, historical receivables’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the receivables to settle the debts. The Group has identified the country risk in which it transacts to be the most relevant factor and the historical loss rates is adjusted accordingly based on the expected changes in these factors. Based on the management’s assessment, the allowance for ECL appears to be clearly trivial.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

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

Cash flow from operations and capital contributions from non-controlling shareholders have been utilized to finance the working capital requirements of the Group. As of December 31, 2024, the Group has negative cash flow from operating activities S$2,709,929 (U.S.$1,983,552). However, the Group’s working capital was positive S$5,394,081 (U.S.$3,948,237) as of December 31, 2024 and had S$4,970,367 (U.S.$3,638,096) in cash and cash equivalents, which is unrestricted as to withdrawal and use as of December 31, 2024. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

The table below analyses non-derivative financial liabilities of the Group and the Company into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date.

	Less than 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total undiscounted cash flow
	S$	S$	S$	S$	S$
December 31, 2024
Trade and other payables	439,615	-	-	-	439,615
Lease liabilities	9,494	9,494	15,032	-	34,020
Borrowings (excluding lease liabilities)	56,432	56,432	169,295	249,241	531,400

December 31, 2023
Trade and other payables	521,680	-	-	-	521,680
Lease liabilities	6,462	-	-	-	6,462
Borrowings (excluding lease liabilities)	53,261	53,261	159,782	288,495	554,799

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of the Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Group’s borrowings (other than warrant liabilities which are disclosed in Notes 12 to the consolidated financial statements) are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The Group’s non-performance risk as at December 31, 2023 and 2024 was assessed to be insignificant.

The following table shows an analysis of each class of financial instruments measured at fair value at the reporting date:

	Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	S$	S$	S$	S$
2024
Financial liabilities:
Warrant liabilities	-	11,945	-	11,945

2023
Financial liabilities:
Warrant liabilities	-	146,613	-	146,613

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

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity.

	2023	2024
	S$	S$

Total borrowings (Notes 10-11)	448,022	463,250
Total equity	11,244,155	9,043,789

Debt-to-equity %	4%	5%

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 2023 and 2024.

The Group’s overall strategy remains unchanged from prior year.

25 SEGMENT INFORMATION

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Officer for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in two business segments:

1.	The business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy.

2.	The business of collecting, harvesting, processing, cryopreserving and banking of cells including cord blood stem cells in general; and to carry out research and development on cord blood derived cell-based therapy.

Geographical segment

Non-current assets (excluding investment in associate) information based on the location of assets are as follows:

	2023	2024
	S$	S$

Malaysia	1,408,589	2,764,642
Singapore	668,577	1,081,454
	2,077,166	3,846,096

Non-current assets information presented above consist of property, plant and equipment, intangible assets and other receivable as presented in the consolidated statement of financial position.

Business segment

	2023	2023	2024	2024	2023	2024
	S$	S$	S$	S$	S$	S$
	Immune cell	CBU service &	Immune cell	CBU service &
	therapy	related therapy	therapy	related therapy	Consolidated	Consolidated
Revenue	-	-	-	69,501	-	69,501
Lab consumables and private-blood banking expenses	-	-	-	(17,121)	-	(17,121)
Operating results	(4,223,088)	-	(2,288,907)	(69,309)	(4,223,088)	(2,358,216)
Non-current assets	2,272,239	-	3,255,888	811,158	2,272,239	4,067,046
Total assets	12,368,870	-	9,059,086	1,008,663	12,368,870	10,067,749
Non-current liabilities	407,772	-	394,311	23,027	407,772	417,338
Total liabilities	1,124,715	-	871,435	152,525	1,124,715	1,023,960
Equity	11,244,155	-	8,246,154	797,635	11,244,155	9,043,789

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

26 RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

		Cash Flows			Non-cash changes
	At beginning of year	Proceeds from borrowings	Payments		Interest expenses	Capitalization of new leases during the year	Conversion of ordinary shares	Fair value changes		At end of year
	S$	S$	S$		S$	S$	S$	S$		S$

2024
Bank loan	441,698	-	(29,422	)#	19,684	-	-	-		431,960
Warrant liabilities	146,613	-	-		-	-	-	(134,668	)^	11,945
Lease liabilities	6,324	-	(10,403	)*	629	34,740	-	-		31,290

2023
Bank loan	503,606	-	(82,672	)#	20,764	-	-	-		441,698
Warrant liabilities	-	-	-		-	-	(73,930)	220,543	^	146,613
Third party loan	300,000	-	(304,266)		4,266	-	-	-		-
Convertible loans	3,401,237	-	(25,753)		25,753	-	(3,499,991)	98,754		-
Lease liabilities	14,419	-	(8,594	)*	499	-	-	-		6,324

2022
Bank loan	574,810	-	(90,764)		19,560	-	-	-		503,606
Third party loan	350,000	300,000	(359,719)		9,719	-	-	-		300,000
Convertible loans	2,310,757	-	(95,000)		95,000	-	-	1,090,480		3,401,237
Lease liabilities	23,131	-	(9,608	)*	896	-	-	-		14,419

^	Includes exchange realignment of S$3,302 and S$3,624 of warrant liabilities for the year ended December 31, 2023 and 2024 respectively.

#	Includes exchange realignment of S$28,924 and S$ 25,044 of bank borrowings for the year ended December 31, 2023 and 2024 respectively.

*	Includes exchange realignment of S$1,157, S$653 and S$23 of lease liabilities for the years ended December 31, 2022, 2023 and 2024, respectively.

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

During the financial year ended December 31, 2024, the Group had the following significant non-cash transactions:

Capitalization of S$73,930 warrant reserve to share capital after the issuance of shares.

27 RELATED PARTY TRANSACTIONS

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

	2022	2023	2024
	S$	S$	S$

Transactions with related parties:

Research income from associate	207,206	183,518	115,277
Purchase from associate	7,360	647	3,407
Service fee paid to directors	11,268	3,529	-
Amount due to a director	1,265	-	-

Balances with related parties:

Other receivable from associate	-	4,739	-

Compensation of directors and key management personnel

The remuneration of directors and key management personnel during the year were as follows:

	2022	2023	2024
	S$	S$	S$

Wages and salaries	290,070	410,699	470,850
Defined contribution plans	39,122	46,762	51,845
Other short-term benefits	3,414	7,028	9,906
Total	332,606	464,489	532,601

Analyzed by:
Directors of the Company	-	233,282	344,701
Other key management personnel	332,606	231,207	187,900
Total	332,606	464,489	532,601

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2023 and 2024

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

30 EVENTS OCCURRING AFTER BALANCE SHEET DATE

The Company has assessed all events occurred from December 31, 2024, up through April 28, 2025, which is the date that these consolidated financial statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

On March 1, 2025, the Group entered into a shareholder agreement to acquire 19% equity interests of an entity in Malaysia for a total cash consideration of S$18,258 (equivalent to RM60,000) from a third party.

On March 27, 2025, the Know-How License agreement between the Group and Accelerate Technologies Pte. Ltd. has been terminated.

