Form 20-F
period 2025-12-31
CytoMed Therapeutics Ltd
filed 2026-03-31
CIK 1873093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: As of December 31, 2025, there were 11,828,435 of the registrant’s ordinary shares, issued and outstanding.

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

i

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

ii

DEFINITIONS

Unless otherwise stated in this annual report or the context otherwise requires, references to:

●	“γδ TCR” are to gamma delta T-cell receptor;

●	“A*STAR” are to the Agency for Science, Technology and Research of Singapore;

●	“ACCA” are to the Association of Chartered Certified Accountants;

●	“ACRA” are to the Accounting and Corporate Regulatory Authority of Singapore;

●	“ACRA Code” are to the Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities;

●	“ACTRIS” are to the Advanced Cell Therapy and Research Institute, Singapore;

●	“Advertisement Regulations” are to the Health Products (Advertisement of Specified Health Products) Regulations 2016 enacted under the HPA (as defined below);

●	“ANGELICA Trial” are to the Phase I trial to evaluate allogeneic NKG2DL-targeting chimeric antigen receptor-grafted gamma delta T cells (CTM-N2D) in subjects with advanced solid tumours or haematological malignancies;

●	“ASX” are to the Australian Securities Exchange Ltd;

●	“ATPL” are to Accelerate Technologies Pte. Ltd. (formerly known as ETPL);

●	“ATM” are to at-the-market;

●	“BAS” are to building automated system;

●	“BCMA” are to B-cell maturation antigen;

●	“BMR” are to batch manufacturing records;

●	“BNM” are to the Central Bank of Malaysia or Bank Negara Malaysia;

●	“Board” or “Board of Directors” are to the board of directors of the Company;

●	“BRCA” are to the Business and Research Collaboration Agreement entered into between the Company and SunAct Cancer Institute Private Limited on December 30, 2024.

●	“CAR” are to chimeric antigen receptor;

●	“CAR-T” are to chimeric antigen receptor-modified T cells;

●	“CDCR” are to the Control of Drugs and Cosmetics Regulations 1984 of Malaysia, as amended;

iii

●	“cGMP” are to current good manufacturing practice, a system for ensuring that products are consistently produced and controlled according to quality standards;

●	“cGMP Facility” are to the Company’s current good manufacturing practice and processing facility located at 12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Johor, Malaysia;

●	“CGTP” are to Cell and Gene Therapy Products;

●	“Clean Air Regulations” are to the Environmental Quality (Clean Air) Regulations 2014 of Malaysia;

●	“Clinical Study Agreement” are to the Investigator-Initiated Clinical Study Agreement entered into between the Company and National University Hospital Singapore on March 10, 2023.

●	“Clinical Trials Regulations” are to the Health Products (Clinical Trials) Regulations of 2016 enacted under the HPA (as defined below), which governs clinical trials of therapeutic products and applicable CTGTP (as defined below) that are not observational trials within Singapore;

●	“Code” are to the Internal Revenue Code of 1986 of the United States of America, as amended;

●	“Comptroller” are to the comptroller of income tax in Singapore;

●	“Contract Manufacturing Organization” or “CMO” are to companies that provide drug development and drug manufacturing services to the companies in the pharmaceutical industry on a contract basis;

●	“Contract Research Organization” or “CRO” are to companies that provide research support to the companies in pharmaceutical and biotechnology industries on a contract basis;

●	“COVID-19” are to the worldwide novel coronavirus disease pandemic;

●	“CRIS” are to the Consortium for Clinical Research and Innovation Singapore, a wholly-owned subsidiary of the Ministry of Health Singapore;

●	“CRM” are to clinical research materials, which refer to any registered or unregistered therapeutic product, medicinal product, medicinal device, applicable CTGTP or placebo, that is manufactured, imported or supplied for the purpose of being used in clinical research, by way of administration to a trial participant in accordance with the research protocol or for a clinical purpose;

●	“CRM Regulations” are to the Health Products (Clinical Research Materials) Regulations of 2016 enacted under the HPA (as defined below), which govern the import, manufacture and supply of clinical research materials for use in clinical research studies within Singapore;

●	“CRS” are to cytokine release syndrome;

●	“CTA” are to Clinical Trial Authorization, which is required prior to the initiation of a clinical trial of a therapeutic product;

●	“CTGT” are to cell, tissue and gene therapy;

●	“CTGTP” are to cell, tissue and gene therapy products;

●	“CTGTP Regulations” are to the Health Products (Cell, Tissue and Gene Therapy Products) Regulations of 2021 enacted under the HPA (as defined below), which provide for regulating the manufacture, import, supply, presentation, registration, duties, and obligations of manufacturers, importers and other persons carrying out such activities as related to CTGTP in Singapore;

●	“CTIL” are to Clinical Trial Import License in Malaysia;

●	“CTM-GDT” are to allogeneic gamma delta T cell proprietary product developed by our Group;

iv

●	“CTM-MSC” are to allogeneic umbilical cord derived mesenchymal stem cells proprietary product developed by our Group;

●	“CTM-N2D” are to CAR-gamma delta T cell proprietary product developed by our Group;
●	“CTM-NK” are to cord blood- or peripheral blood-derived natural killer cell proprietary product developed by our Group;

●	“CTX” are to Clinical Trial Exemption in Malaysia;

●	“CytoMed Malaysia” are to CytoMed Therapeutics (Malaysia) Sdn Bhd, a company incorporated on December 18, 2013 in Malaysia (Company No. 201301044786 (1074609-M)) with its business address at No.12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Masai, Johor, Malaysia, the manufacturing arm of the Group where a PIC/S GMP laboratory is located and which manufacturing capacity includes stem cells and cancer living medicine;

●	“CytoMed Therapeutics”, “CytoMed” or “Company” are to CytoMed Therapeutics Limited, a company incorporated on March 9, 2018 in Singapore (Company Registration Number: 201808327H) with its registered address at 1 Commonwealth Lane, #08-22, Singapore 149544;

●	“Director” are to the directors of the Company;

●	“Director General” are to the Director General of Environmental Quality as referred to in the EQA;

●	“DNA” are to deoxyribonucleic acid, a large complex macromolecule containing the genetic code and which is typically found in the nucleus of a human cell;

●	“EA” are to the Employment Act 1955 of Malaysia, as amended;

●	“DTC” are to Depository Trust Company;

●	“ECEG 2016” are to the Ethical Code and Ethical Guidelines (2016 edition) published by the SMC;

●	“EIS” are to the Employment Insurance System in Malaysia;

●	“EISA” are to the Employment Insurance System Act 2017 of Malaysia;

●	“EPFA” are to the Employee Provident Fund Act 1991 of Malaysia;

●	“ESSA” are to the Employees’ Social Security Act 1969 of Malaysia;

●	“ETPL” are to Exploit Technologies Pte Ltd (now known as ATPL);

●	“EQA” are to the Environmental Quality Act 1974 of Malaysia, as amended;

●	“Exchange Act” are to the Securities Exchange Act of 1934 in the United States of America, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“Federal Reserve System” are to the central bank of the United States of America;

●	“Financial Institution” is defined in the FX Notices as a person carrying out a financial business regulated under the laws administered by BNM and any person carrying out any other financial business as may be specified by BNM;

●	“Financial Instrument” is defined in the FX Notices and FSA to include any agreement, including an option, a swap, futures or forward contract, whose market price, value, delivery or payment obligations is derived from, referenced to or based on, but not limited to, securities, commodities, assets, rates (including interest rates or exchange rates) or indices;

●	“Foreign Exchange Notices” or “FX Notices” are to the notices issued by the BNM under the FSA and IFSA, which local and foreign investors are subject to;

v

●	“FRS” or “SFRS(I) 9” are to the Singapore Financial Reporting Standard or the Singapore Financial Reporting Standard (International) 9, respectively;

●	“FSA” are to the Financial Services Act 2013 of Malaysia;

●	“gamma delta T-iPSCs” are to gamma delta T cells converted into iPSCs;

●	“GCP” or “Good Clinical Practice” are to good clinical practice;

●	“GMP” are to good manufacturing practice;

●	“Group”, “We”, “Us” and “Our” are to the Company and its subsidiaries;

●	“GST” means goods and services tax imposed pursuant to the Goods and Services Tax Act 1993 of Singapore;

●	“Guidelines on CGTPs” are to the Guidance Document and Guidelines For Registration of Cell and Gene Therapy Products of Malaysia, issued under regulation 29 of the CDCR and effective on January 1, 2021;

●	“GvHD” are to graft versus host disease;

●	“HCSA” are to the Healthcare Services Act of Singapore;

●	“Health Products Act” or “HPA” are to the Health Products Act 2007 of Singapore that regulates the manufacture, import, supply, presentation and advertisement of health products and of active ingredients used in the manufacture of health products within Singapore;

●	“Health Sciences Authority” or “HSA” are to the statutory board under the Ministry of Health Singapore;

●	“hESCs” are to human embryonic stem cells;

●	“HME 2016” are to the Handbook on Medical Ethics (2016 edition) issued by the SMC;

●	“HPA Order 2021” are to the Health Products Act (Amendment of First Schedule) Order 2021 of Singapore enacted under the HPA, an order in which a new category of health products, namely cell, tissue or gene therapy product, is included in the First Schedule of the HPA;

●	“hPSCs” are to human pluripotent stem cells;

●	“HSA Act” are to Health Sciences Authority Act 2001 of Singapore;

●	“Human Biomedical Research Act” or “HBRA” are to the Human Biomedical Research Act 2015 of Singapore that regulates the conduct of human biomedical research, further regulates certain restricted human biomedical research, and prohibits certain types of human biomedical research;

●	“IASB” are to International Accounting Standards Board;

●	“ICA” are to the Industrial Co-ordination Act 1975 of Malaysia, as amended;

●	“IFRS” are to the international financial reporting standards as adopted by the International Accounting Standards Board;

●	“IFSA” are to the Islamic Financial Services Act 2013 of Malaysia, as amended;

vi

●	“IL-2” are to interleukin-2;

●	“IMCB” are to the Institute of Molecular and Cell Biology, a research institute of A*STAR launched on January 23, 1985 to develop and support the biomedical research and development capabilities in Singapore;

●	“Incentive Plan” are to the 2023 Equity Incentive Plan of the Company, adopted on January 18, 2023 and effective as of April 18, 2023;

●	“Income Tax Act” are to the Income Tax Act 1947 of Singapore;

●	“iPSC” are to induced pluripotent stem cells;

●	“iPSC-gdNKT” are to iPSC-derived gamma delta natural killer T cell product developed by our Group;

●	“IPSC Depository” are to IPSC Depository Sdn. Bhd., a company incorporated on June 28, 2019 in Malaysia (Registration No. 201901022718 (1332047-T)) with its business address at No.12 Jalan Permas 9/16, Bandar Baru Permas Jaya, 81750 Masai, Johor, Malaysia, the holder of private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia;

●	“IRAS” are to the Inland Revenue Authority of Singapore;

●	“ISAs” are to the International Standards on Auditing;

●	“ISCA” are to the Institute of Singapore Chartered Accountants;

●	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012 of the United States, as amended;

●	“Johor Bahru By-Laws” are to the Licensing of Trades, Businesses and Industries (Johor Bahru City Council) By-Laws 2016 of Malaysia;

●	“JSE” are to the Johannesburg Stock Exchange;

●	“K562 cells” are to the human myelogenous leukemia cell line;

●	“K562 Cell License for NK cell expansion” are to the license granted pursuant to the license agreement entered into between the Company and ATPL in December 2020;

●	“Know-How License” are to the license granted pursuant to the license agreement entered into between Puricell and ATPL in October 2020;

●	“LMC” are to the Landmark Medical Centre Sdn Bhd, a licensed private hospital located in Johor Bahru, Malaysia;

●	“Lower-tier PFIC” are to an entity in which a PFIC owns equity interests in;

●	“MA” are to the Medicines Act 1975 of Singapore;

●	“Malaysian Ringgit” or “RM” or “Ringgit” are to the currency of Malaysia;

●	“Management” or our “Management Team” are to our executive officers and Directors;

●	“Marketing Authorization Application” or “MAA” are to an application submitted by a drug manufacturer seeking marketing authorization, that is permission from a medical regulatory authority to bring a medicinal product to the market;

●	“Medicare” are to the national health insurance program in the United States of America;

●	“mDR Convertible Loan” are to the convertible loan provided by mDR Limited to the Company pursuant to the convertible loan agreement dated December 10, 2019, as amended by the supplemental agreements dated December 31, 2021, January 3, 2022 and January 3, 2023, entered into between the Company and mDR Limited. On April 21, 2023, the mDR Convertible Loan was converted into 589,509 Ordinary Shares at approximately U.S.$1.89774 per share pursuant to the terms of the mDR Convertible Loan;

●	“mGFP-γδ T” are to the gamma delta T cells subjected to electroporation using mRNA encoding mGFP;

vii

●	“Ministry of Health Malaysia” or “MOH Malaysia” are to the Ministry of Health of the Malaysian Government;

●	“Ministry of Health Singapore” or “MOH Singapore” are to the Ministry of Health of the Singapore Government;

●	“MITI” are to the Ministry of Investment Trade and Industry of Malaysia;

●	“mRNA” are to messenger RNA, a type of RNA that acts as a messenger that is read by ribosomes to build proteins;

●	“MSCs” are to mesenchymal stem cells;

●	“Nasdaq” are to The Nasdaq Stock Market LLC;

●	“Nasdaq Listing Rules” are to the listing requirements of Nasdaq, as amended, modified or supplemented from time to time;

●	“NDA” are to the new drug application to the HSA and/or other relevant health and regulatory authorities, through which formal proposal is made to the HSA and/or other relevant health and regulatory authorities for approval of a new drug;

●	“NK cells” are to natural killer cells, a type of immune cell found in the human body;

●	“NKG2D” are to natural killer group 2D receptor, a type of receptor typically found on the NK cell;

●	“NKG2DL” are to natural killer group 2D ligands, a type of ligand typically expressed by tumor cells, enabling NK cells to activate and kill tumor cells;

●	“NKG2Dz-γδT” are to gamma delta T cells grafted with NKG2DL-targeting CAR;

●	“NKT” are to natural killer T cells;

●	“NOL” means net operating loss;

●	“NPCB” are to the National Pharmaceutical Control Bureau, Ministry of Health Malaysia;

●	“NPRA” are to the National Pharmaceutical Regulatory Authority, Ministry of Health Malaysia;

●	“Occupational Safety and Health Laws” are to the legislation, regulation and rules in respect of occupational safety and health in Malaysia;

●	“OECD” are to the Organization for Economic Co-operation and Development;

●	“Offering” are to the initial public offering of our ordinary shares consummated on April 18, 2023;

●	“Ordinary Share” is to the company’s ordinary shares, of no par value;

●	“off-the-shelf” are to the manufacturing of the stated cell therapies in quantities, which utilizes either donor blood cells or iPSCs as starting materials, but not the limited patient’s own blood cells and no matching is required between such donor and recipient of the product;

●	“one-tier system” are to the one-tier corporate tax system in Singapore;

●	“OSHA” are to Occupational Safety and Health Act 1994 of Malaysia, as amended;

●	“PA 1952” are to the Poisons Act 1952 of Malaysia, as amended;

viii

●	“PAg” are to phosphoantigen, a type of small molecule that stimulates gamma delta T cells expressing Vγ9 and Vδ2 molecules;

●	“Patent License” are to the license granted pursuant to the license agreement entered into between the Company and ETPL in June 2018, as varied by an addendum entered into in December 2020, second addendum entered into in September 2021, and third addendum entered into effective as of October 18, 2022;

●	“PCID Regulations” are to the Prevention and Control of Infectious Diseases (Importation and Exportation of Human Remains, Human Tissues and Pathogenic Organisms or Substances) Regulations 2006 of Malaysia, as amended;

●	“PDPA Malaysia” are to the Personal Data Protection Act 2010 of Malaysia, as amended;

●	“PDPA Singapore” are to the Personal Data Protection Act 2012 of Singapore;

●	“PFIC” are to passive foreign investment company;

●	“PHFSA” are to the Private Healthcare Facilities and Services Act 1998 of Malaysia;

●	“PHMCA” are to the Private Hospitals and Medical Clinics Act 1980 of Singapore;

●	“PIC/S” are to the pharmaceutical inspection co-operation scheme;

●	“PTAB” are to the Patent Trial and Appeal Board;

●	“Puricell” are to Puricell Lab Pte Ltd, a 95% owned subsidiary of the Company;

●	“QA” are to quality assurance;

●	“QC” are to quality control;

●	“R&D” are to research and development;

●	“REJA” are to the Reciprocal Enforcement of Judgments Act 1958 of Malaysia;

●	“Resident” is defined in the FX Notices as, among others, a body corporate incorporated or established, or registered with or approved by any authority, in Malaysia;

●	“RNA” are to ribonucleic acid, a biological macromolecule that functions to convert the genetic information of DNA into proteins;

●	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

●	“scFv” are to single-chain variable fragment, a technique used to produce a functional antigen-binding fragment on a cellular level;

●	“Singapore National Healthcare Group Domain Specific Review Boards” are to the independent committee constituted of medical, scientific and nonscientific members who are empowered by the National Healthcare Group Chief Executive Officer, to review research involving patients, staff, premises, or facilities of National Healthcare Group institutions and all other institutions under its oversight.

●	“SEC” are to the Securities and Exchange Commission of the United States of America;

ix

●	“Securities Act” are to the Securities Act of 1933 of the United States of America, as amended;

●	“SFRS(I)” are to the Singapore Financial Reporting Standard (International);

●	“SGX-ST” are to the Singapore Exchange Securities Trading Limited;

●	“SIC” are to the Securities Industry Council of Singapore;

●	“SID” are to the Singapore Institute of Directors;

●	“Singapore Companies Act” are to the Companies Act 1967 of Singapore;

●	“Singapore Laboratory” are to the Company’s property located at 1 Commonwealth Lane, #08-22, Singapore 149544, with intended use as an office and research laboratory;

●	“Singapore Medical Council” or “SMC” are to the statutory board under the Ministry of Health Singapore which regulates the practice of medicine in Singapore;

●	“Singapore Take-over Code” are to the Singapore Code on Take-overs and Mergers;

●	“SOCSO” are to the Social Security Organization Fund of Malaysia;

●	“Stamp Duties Act” are to the Stamp Duties Act 1929 of Singapore;

●	“TCR” or “TCRs” are to T cell receptors;

●	“UK” are to the United Kingdom;

●	“United States” or “U.S.” are to the United States of America;

●	“VStock” are to V Stock Transfer, LLC, the transfer agent and registrar of the Company;

●	“U.S. Board of Governors” are to the governing body of the Federal Reserve System in the United States of America;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States of America; and

●	“U.S. Holder” are to a person that is, for U.S. federal income tax purposes, a beneficial owner of Ordinary Shares and a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

x

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

Since our incorporation in 2018, we have incurred losses. As of December 31, 2024 and 2025, we have accumulated losses of S$14.85 million and S$18.83 million, respectively. Given that we will continue to invest most of our resources in developing our product candidates, we expect to continue to incur increasing losses for the foreseeable future. In addition, we anticipate a substantial increase in our expenses if, and as, we seek to:

●	initiate clinical development of our proprietary product candidates, CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK;
●	advance additional product candidates to clinical trials, including CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK;
●	discover and develop additional product candidates;
●	establish and validate our own clinical-scale and commercial-scale cGMP facilities;
●	initiate or develop a MAA, or equivalent in the relevant countries, for CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK and/or seek marketing approvals for any of our other product candidates that successfully complete clinical trials;
●	engage, on an as needed basis, third-party contractors including CROs and CMOs to conduct clinical trials;
●	maintain, expand and protect our intellectual property portfolio;
●	acquire or in-license other product candidates and technologies;
●	incur additional costs associated with operating as a public company;
●	Explore new partnerships locally, within the region and globally; and
●	increase our employee headcount and related expenses to support these activities.

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

Prior to the Offering, we financed our operations primarily from private equity financing and issuance of convertible loans. As of December 31, 2024 and 2025, we had cash and bank balances of S$4.97 million, and S$2.10 million, respectively. Our research expenses were S$1.91 million and S$2.22 million for the financial year ended December 31, 2024 and 2025, respectively. During the period from April to June 2021, the Company raised an aggregate of S$4.00 million gross proceeds from the sale of our equities. The Company raised capital in an aggregate of S$1.22 million between September and October 2022. On April 18, 2023, we consummated our initial public offering resulting in net proceeds of approximately S$10.31 million (U.S.$7.81 million) after deducting underwriting discounts, commissions and offering expenses. On August 18, 2025, we entered into an ATM sales agreement with R.F. Lafferty & Co., Inc, pursuant to which the Company may sell up to U.S.$4,304,945 of Ordinary Shares. We intend to use the proceeds from our offerings to, among other uses, advance CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC through clinical development. Developing pharmaceutical products and conducting pre-clinical studies and clinical trials are expensive. In the future, we may require additional cash funding to continue to execute our strategic plan and fund operations from time to time.

Until and unless we can achieve substantial revenue from our products to offset our expenses, we expect to finance our operations through the proceeds of our ATM offering, a combination of equity offerings and debt financings, and potentially through additional license and development agreements or strategic partnerships with third parties. We may not be able to obtain sufficient financing or financing on terms which are reasonable to us. In addition, market volatility resulting from other factors could adversely impact our ability to obtain sufficient financing as and when needed. We have no commitments for any additional financing, and will likely be required to raise such financing through the sale of additional securities. If we sell equity or equity-led securities, our current shareholders, may be diluted, and the terms may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our shareholders. Moreover, if we obtain debt financing, we may need to allocate a significant percentage of our operating cash flow to paying principal and interest on such debt and we may need to comply with operating restrictions, such as limitations on incurring additional debt, which could hinder our future ability to acquire, sell or license intellectual property rights. This consequently could impede our business operations. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline.

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

RISKS RELATED TO OUR BUSINESS IN THE BIOPHARMACEUTICAL INDUSTRY

Our business depends upon the success of our CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK product candidates in obtaining regulatory approval and being commercialized.

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

Our research on utilizing CTM-N2D, CTM-GDT, iPSC-gdNKT and CTM-NK, to treat cancer; and CTM-MSC to treat degenerative diseases is novel, and we must overcome significant challenges such as obtaining required regulatory approvals in order to develop, commercialize and manufacture our product candidates.

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

Our R&D efforts are focused on utilizing CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-NK as immunotherapies for cancers, and CTM-MSC for degenerative diseases. To date, HSA has approved only two cell-based cancer therapy for commercialization (i.e. Kymriah® by Novartis (Singapore) Pte Ltd, Yescarta by Gilead Sciences Singapore Pte Ltd, and SpheChon by Labcorp) and as far as we are aware, no gamma delta T cell-based therapy has been approved for commercial use by HSA and/or any other relevant regulatory authority in any of the key markets. The processes and requirements imposed by HSA and/or other relevant regulatory authorities in multiple jurisdictions may cause delays and additional costs in obtaining approvals for marketing authorization for our product candidates. Because our CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK products are novel, and cell-based therapies are relatively new, regulatory agencies may lack the necessary experience to assess our product candidates. As such, this may increase the regulatory review process and period, including the time it takes for HSA and/or other relevant regulatory authorities to review our clinical trial application if and when submitted, such as the review of the Phase I clinical trial as described in paragraph “Development Status of CTM-N2D Therapy” in the section entitled “Business” which was submitted to the regulatory authorities in respect of CTM-N2D for the treatment of relapsed or refractory solid tumors of different types. Such regulatory delays may thereby increase our development costs and cause further delays in the commercialization of our CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK products. Additionally, commercializing novel immuno-oncology therapies will create significant challenges for us, including but not limited to:

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

We must be able to overcome these challenges in order for us to develop, manufacture and commercialize our product candidates utilizing CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK in each geographical market. As such, we remain open to exploring the possibility of conducting clinical trials in other countries.

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

Our business is highly reliant on the success of our product candidates, in particular CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC, and CTM-NK, and we may fail to develop CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NKsuccessfully or to obtain regulatory approval for them.

We cannot assure that CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK will be safe and effective or will obtain the requisite approvals and licenses for commercialization, on a timely basis or at all. Although some of our employees have prior exposure to clinical trials, regulatory compliance and cGMP manufacturing, we have not previously completed any clinical trials or submitted a marketing approval application to HSA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK will be successful in clinical trials or receive the requisite regulatory approvals for the development, commercialization and marketing of CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK. HSA (or other relevant regulatory authorities) can delay, limit or refuse to grant approval of any of our product candidates for many reasons. For further details about such reasons, please refer to the risk factor entitled “Clinical trials involve a lengthy and costly process with an uncertain outcome, and we may encounter substantial delays due to a variety of reasons outside our control”. Any delay in obtaining, or inability to obtain, requisite regulatory approvals will delay or hinder our ability to successfully commercialize CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK. This may have a material and adverse impact on our business, financial condition, results of operations and growth prospects.

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

While scientific data suggests that gamma delta T cell-based therapies may be better-tolerated as compared to alpha beta T cell-based therapies due to biologic differences between these cell types, there can be no assurance that patients will not experience cytokine release syndrome, neurotoxicity, GvHD or other serious adverse events. Severe adverse events associated with our product candidates, CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-NK may also develop, since targeting NKG2DLs is not yet a well-characterized modality. NKG2D targets multiple ligands, and the landscape of ligand expression is currently not fully understood. For example, there are risks that NKG2DLs may be expressed on either known or an as-yet-underappreciated population of healthy cells. Therefore, such cells may also be targeted by CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-NK and lead to adverse events of unknown frequency and severity. Such adverse events may cause delays in completion of our clinical programs. If unacceptable side effects arise in the development of our product candidates such that there is no longer a positive benefit risk, our clinical trials may be suspended or terminated, or the regulatory authorities may deny approval of our product candidates for any or all targeted clinical trial indications. Treatment-related side effects could also affect patient enrollment or the successful completion clinical trial by enrolled patients or result in potential product liability claims. In addition, these side effects may not be adequately identified or managed by the relevant medical personnel, and inadequate training in identifying or managing the potential side effects of our product candidates could result in patient injury or death.

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

Our known biopharmaceutical competitors working on allogeneic CAR-T therapies currently include Allogene Therapeutics, Inc. (Nasdaq:ALLO), Astellas Pharma Inc. (TSE:4503.T), Bristol-Myers Squibb (NYSE:BMY), Celyad Oncology SA (Nasdaq:CYAD), Fate Therapeutics, Inc. (Nasdaq:FATE), Gilead Sciences, Inc. (Nasdaq:GILD), Novartis International AG (NYSE:NVS), and numerous other biopharmaceutical companies.

We are aware of the recent developments of our potential competitors for allogeneic CAR gamma delta T- cell therapy. Based on publicly disclosed information, in May 2023 Acepodia Biotech, Inc. announced first patient dosed in their phase 1 clinical trial of an anti-CD20 armed allogeneic gamma delta T-cell therapy (ACE1831) to treat patients with Non-Hodgkin’s Lymphoma, as well as FDA Clearance of Investigational New Drug (IND) Application for a First-in-Class Allogeneic Anti-EGFR Cell Therapy (ACE2016). As of December 2025, ACE1831 was approved by Japan’s PMDA and China’s NMPA for the treatment of the IgG4-RD fibroinflammatory autoimmune disease, outside of its original oncology treatment, in a Phase Ib/IIa clinical trial. In first quarter 2024, Bristol Myers Squibb (NYSE: BMY) announced U.S. FDA approval for CD19-directed CAR T cell therapy as the first and only CAR T cell therapy for adults with relapsed or refractory Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL), as well as Priority Review for Follicular Lymphoma (FL) and Relapsed or Refractory Mantle Cell Lymphoma (MCL). In September 2025, Juno Therapeutics, Inc, a subsidiary of Bristol Myers Squibb, initiated a Phase I clinical trial to treat refractory autoimmune diseases with allogeneic CD-19 CAR-T cell therapy (NCT07115745).

In December 2025, Immatics N.V. (NASDAQ: IMTX) provided a data update on IMA203 monotherapy in 78 heavily pretreated patients with advanced and/or metastatic solid tumors expressing PRAME  (42 melanoma, 11 ovarian carcinoma, 11 synovial sarcoma, and 5 other tumor types) from the ongoing Phase 1a dose escalation clinical trial (NCT03686124). Patients were treated and well tolerated across a range of 0.4 to 12.5x109 autologous TCR-T cells, at a median dose level of 1.6 x 109 TCR-T cells The trial is currently ongoing at a dose escalation level 7 (7.2 – 10x109 TCR-T cells) based on the manageable tolerability profile and is on track to determine the recommended Phase 2 dose (RP2D). In December 2024, Adicet Bio, Inc. (Nasdaq: ACET) announced the dosing of the first patient in the Phase 1 clinical trial evaluating their gamma delta 1 CAR T cell candidates ADI-270 in patients with metastatic/advanced clear cell renal cell carcinoma. As of July 2025, the development of ADI-270 for patients with metastatic/advanced clear renal cell carcinoma (ccRCC) has been discontinued and enrollment for the clinical trial has been closed. Instead, they will be focusing on ADI-212, armored PSMA CAR gamma delta 1 T cell, for the clinical treatment of metastatic castration-resistant prostate cancer in second quarter of 2025.

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

Our existing competitors in the field of natural killer cell therapy include Artiva Biotherapeutics, Inc. (NASDAQ:ARTV), Glycostem Therapeutics B.V., Indapta Therapeutics, Celularity (NASDAQ:CELU), Gamida Cell, Ingenium Therapeutics, SMT Bio co Ltd, Alphageneron Pharmaceuticals & MultiImmune, Wugen, and NKGen Biotech that are involved in modified and unmodified NK cell therapy.

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

As of the date of this annual report, we have forty-two (42) full-time employees. We are required to continue expanding our managerial, operational, quality, manufacturing, finance, sales and other resources to manage our operations and clinical trials, continue our development activities and eventually commercialize our product candidates. Our existing management and personnel, systems and facilities may not be sufficient to manage and support our future growth. Our growth strategy requires that we:

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

Our business is partially reliant on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. Our senior management is crucial for our business and operations. The loss of any of our senior management could delay, hinder or prevent the successful development of our product pipeline, initiation or completion of our planned clinical trials or the commercialization of our future product candidates. We have employment and/or service agreements with all our senior management team members.

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

We do not currently carry a valid directors and officers’ insurance policy, any such claim that may be brought could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance, or that is in excess of the limits of the insurance coverage. We recognize the corporate litigation in general, subjecting directors and officers to expensive litigation risks. We desire to attract and retain talented and experienced individuals, to serve as directors and officers of the Company and/or one or more subsidiaries of the Company, free from undue concern for claims for damages arising out of or related to such services to the Company and/or one or more subsidiaries of the Company, we have determined and agreed to indemnify our directors and officers to the maximum extent permitted by law.

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

Our current cGMP Facility may not be sufficient to handle the large-scale commercial manufacture and production of product candidates

As of the date of this annual report, we are clinical stage biopharmaceutical company with four product candidates: CTM-N2D, CTM-GDT, iPSC-gdNKT, CTM-MSC and CTM-NK. Our cGMP Facility is equipped to undertake the manufacture and production of our product candidates for pre-clinical and clinical trial purposes. However, our current cGMP Facility may not have the capabilities and resources to undertake and facilitate large-scale commercial production of our product candidates. In the event that any of our product candidates reach the commercialization stage, we will need to incur additional expenses to build another facility which is equipped to handle large-scale manufacturing or outsource manufacturing and/or production.

Our manufacturing process is complex, and we may encounter challenges in production of our product candidates, which would delay or hinder our ability to provide a sufficient supply of our product candidates for clinical trials or our products for patients, if approved.

Our product candidates are human cells, and the process of manufacturing such product candidates, as well as engineered K562 cells, is complex, highly regulated and involves numerous risks. Manufacturing our product candidates involves harvesting blood cells from a donor, isolating the gamma delta T or NK cells, activating and expanding the gamma delta T or NK cells, introducing a mRNA to be expressed on the gamma delta T cells, fill and finish, and eventually shipping and infusing the cell product into the patient’s body. As a result of these complexities, the cost of manufacturing our cellular product candidates is generally higher than traditional small-molecule chemical compounds or biologics, and such manufacturing process is less reliable and harder to reproduce.

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

Slight deviations from our normal manufacturing processes could result in a decrease in production yields, product defects and other supply disruptions. If, for any reason in our CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK clinical studies, we damage and/or lose the starting material for a manufactured product for any of our patients at any point in the process, the manufacturing process for that patient would need to be repeated from the beginning and the resulting delay could require restarting the manufacturing process, or could result in such patient withdrawing from our clinical trial. If microbial, viral and/or other contaminations are discovered in any of our product candidates or in any of the manufacturing facilities in which our products or other materials are manufactured, such manufacturing facilities may need to be closed for an extended period of time to investigate and salvage the contamination. We may have to maintain a chain of identity in which materials are pegged to a specific donor as they move from the donor to the manufacturing facility, through the manufacturing process and back to the clinical trial recipient. Maintaining a chain of identity is challenging and complex and requires a high degree of accuracy and precision, and failure to do so could result in adverse patient outcomes, loss of product or regulatory action, including withdrawal of our products from the market, if licensed. Any failure in the foregoing processes could render a batch of product unusable, affect the regulatory approvals of such product candidate, cause us to incur fines or penalties or prejudice our reputation and that of our product candidates.

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

Our manufacturing processes for CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK depend on the use of cell culture vessel, and other reagents, some of which might only be available from certain key suppliers. In addition, some of these reagents, at the time of procurement, typically expire after approximately four to six months. Due to the short expiration period, we are unable to store the reagents in large quantities for future needs to mitigate against the risk of shortage due to disruption of the supply chain.

Further, although many of the reagents and consumables we require for our manufacturing process are available from more than one commercial supplier, we have not yet confirmed the suitability of the use of all such reagents and consumables in our manufacturing process. Even if we can replace any raw materials or consumables with alternatives, such alternatives may be more expensive, result in lower yields or not be as suitable for our purposes. In addition, some of the raw materials that we use are complex materials, which is likely to be harder to obtain substitutes for. Therefore, supply disruptions could result in significant delays and additional regulatory submissions and prevent us from being able to manufacture our product candidates due to the unsuitability of the substituted reagent or consumable that we are able to obtain.

In addition, some of the reagents that we use may be restricted by limited use label licenses and may be for research use and not for commercial application of any kind. We may need to replace certain reagents for us to commercialize our products in the future. While there are alternatives available, such alternatives may be more expensive, may result in lower yields or may not be as suitable for our purpose. These alternative reagents may also face regulatory challenges and review and potentially result in significant delays in our clinical trials and future developments.

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

We have not yet developed a validated methodology of freezing and thawing large quantities of CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK product candidates, which may be required for the storage and overseas distribution of our product candidates.

We have not yet developed a validated method of freezing and thawing CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK, which can be frozen and thawed in smaller quantities, in large quantities without damage, in a cost-efficient manner and without degradation over time. We may encounter difficulties not only in developing freezing and thawing methodologies for large scale use, but also in obtaining the necessary regulatory approvals for using such methodologies in treatment. If we cannot adequately demonstrate that our frozen product candidates are similar to our product candidates in unfrozen form to the satisfaction of the HSA and/or other regulatory authorities, we could face substantial delays in obtaining regulatory approvals from the HSA and/or other regulatory authorities. If we are unable to develop a validated method of freezing CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK for shipping purposes, our ability to promote adoption and standardization of our products candidates, as well as achieve economies of scale by centralizing our production facility, will be limited. Even if we are able to successfully freeze and CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK in large quantities, we will also need to develop a cost-effective and reliable distribution and logistics network, which we may be unable to accomplish.

Furthermore, we have not yet demonstrated long-term stability of cryopreserved CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK and therefore are not certain if we will be able to store the cryopreserved cells for extended periods of time. If we are unable to demonstrate such long-term stability, we will need to reduce the manufacturing batch size to ensure that the material we produce will be used before it expires. In that case, the scaling of our production processes will not deliver the efficiencies we expect, and the cost per dose of our product candidates will be substantially higher.

Due to various reasons (including the foregoing), we have not yet established the long-term stability of our cryopreserved CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK and we may not be able to commercialize CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK on a large scale or in a cost-effective manner. If any of our product candidates is found to be unstable, we will have to conduct more frequent manufacturing runs, which could cause us to incur significant additional expenses. Currently, we have identified a potential collaboration partner to develop cryopreservation method for our product candidates.

We believe we may require an updated and validated protocol for commercial-scale expansion and manufacturing of gamma delta T cells for conducting pivotal trials and for commercialization of our product candidates, if approved.

Future clinical trials that we conduct, as well as any potential commercialization of our product candidates when approved, will depend on the reliability, safety and efficacy of our processes for expanding, modifying and manufacturing CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK at scale. Our efforts to scale up production of our CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK in anticipation of future clinical trials or commercialization may reveal, an inability to overcome biology or may otherwise encounter challenges, including scrutiny from regulatory authorities. To the extent we encounter any such difficulties, our ability to conduct additional clinical trials or to scale for commercialization will be hindered or prevented, which would have an adverse effect on our business. Currently, we are amid identifying potential collaboration partners to develop methods for the scaling up manufacturing of our product candidates.

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

Cancer therapies are sometimes categorized as first-line, second-line, or third-line, and the regulatory authorities often approve new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, may be sufficient as a cure for cancer. Second and third-line therapies are administered to patients when prior therapy is not effective. Our initial planned clinical trials are expected to enroll patients who have received these standard therapies in order to first evaluate whether the product is safe and whether there is any anti-cancer activity. We currently are unable to ascertain whether CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-NK will be safe for use in humans and whether CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-NK will demonstrate any anti-cancer activity. Subsequently, we plan to conduct additional clinical trials depending on the anti-cancer activity we note in the initial clinical trials. If the anti-cancer activity is sufficient, we may initially seek approval of any product candidates we develop as a therapy for patients who have received one or more prior standard therapies. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially in earlier lines of therapy, but there is no guarantee that product candidates we develop, even if approved for later lines of therapy, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

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

Our principal shareholders, officers and directors beneficially own approximately 28.26%  of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

Our principal shareholders, officers and directors beneficially own approximately 28.26% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders, and which may result in conflicts with us or you in the future.

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

Compliance with PDPA Malaysia and any such existing or future data-privacy related laws, regulations and governmental orders may entail significant expenses, result in challenges with cross-border data transfers and could materially affect our business

Our business and operations in Malaysia are subject to laws and regulations regarding data privacy and data protection pursuant to the PDPA Malaysia. See “Regulation - Malaysia - Operation of business - Others - PDPA Malaysia”.

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

We believe that the current development of CD19-targeting CAR-T cells in treating B-cell malignancies signifies that cellular immunotherapy is becoming one of the pillars in cancer care. However, we believe that it remains challenging to apply the current CAR-T principle into treatments of other type of cancers, in particular solid tumors, due to a variety of reasons, including (i) the reliance on the limited cell quality and quantity of patients, (ii) the lack of suitable surface cancer antigens and their recognition system and (iii) the risk of cancer escape because of a single antigen-targeting strategy. To this end, we have established two novel patient blood cell-independent platform technologies to manufacture “off-the-shelf” cell-based cancer immunotherapies: one of which depends on healthy donor blood cells and the other of which depends on iPSC. Such platform technologies and the resulting product candidates exploit the multiple antigen recognition systems of NK cells and gamma delta T cells in the human body to recognize and treat a broad range of cancers. Built on the proprietary platform technologies that we licensed, we are developing four cellular immunotherapy product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-NK.

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

Pursuant to the Clinical Study Agreement, the National University Hospital Singapore is conducting the ANGELICA Trial using our lead product candidate CTM-N2D, with Dr. Anand D Jeyasekharan, Consultant, Department of Hematology-Oncology of National University Hospital Singapore, being the principal investigator of the trial. Unless terminated earlier, the Clinical Study Agreement shall continue until completion of the trial. National University Hospital Singapore has obtained approval from the Singapore National Healthcare Group Domain Specific Review Boards in February 2023.

Pursuant to the Clinical Study Agreement, Company has agreed to (i) provide funding and supply at no cost to National University Hospital Singapore such quantities of the CTM-N2D as may be required for the ANGELICA Trial, (ii) to provide all relevant clinical information, (iii) where applicable, to provide an instruction manual/guide, product labels, storage, handling and safety instructions and advice which are required for the safe and proper use of CTM-N2D and the proper planning and conduct of the trial. In March 2023, we obtained and provided to National University Hospital Singapore a clinical trial insurance certificate required to conduct the trial in Singapore. In July 2023, we have started the clinical trial, with the donor recruitment to obtain healthy donor PBMCs which would serve as starting material for manufacturing of CTM-N2D for patients in the trial. In October 2024, we received co-funding support for our ANGELICA Trial from the MOH Singapore through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646). Patient recruitment for ANGELICA Trial started in November 2024. Treatment for dose level 1 of CTM-N2D has completed and treatment for dose level 2 is currently ongoing. We anticipate recruiting more patients in 2026.

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

Either party may terminate the Clinical Study Agreement at any time upon providing at least thirty (30) days’ prior written notice to the other party. National University Hospital Singapore may terminate the Clinical Study Agreement immediately in the event National University Hospital Singapore and/or the principal investigator believes on reasonable grounds that continuing the said trial poses an unacceptable risk to the rights, interests, safety or well-being of human subjects, or if a serious adverse event occurs which necessitates the discontinuance of the ANGELICA Trial. Please refer to the sections entitled “Business - Our Solutions and Product Candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK” and “Business - CTM-N2D Therapy - Development Status of CTM-N2D Therapy” in this annual report for further details on the application process and progress. We expect to expand our pipeline further in Phase II trials of CTM-N2D therapy for specific cancer indications.

Our second product candidate, iPSC-gdNKT, utilizes iPSC as a starting material to generate gdNKT, which is a synthetic hybrid of a gamma delta T cell and a NK cell. The hybrid cells express receptors of both cells which potentially allow the gdNKT cells to recognize and treat a broad range of cancers. This product has been undergoing pre-clinical process development since the fourth quarter of 2022 and is targeting to commence pre-clinical studies after the fourth quarter of 2026.

Our third product candidate, CTM-GDT, consists of expanded allogeneic gamma delta T cells and exploits the potential of these cells to recognize and treat a broad range of cancers. A preclinical study, conducted in collaboration with The University of Texas M.D. Anderson Cancer Center, has been published in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising ‘Off-the-Shelf’ Immunotherapy Approach”. The findings from this study suggest the promising potential of CytoMed’s allogeneic γδ T cell therapy (CTM-GDT) for the treatment of acute myeloid leukemia (AML). Through a U.S. agent, we have submitted a drug master file to the U.S. FDA and intend to pursue an investigational new drug (IND) application in the near future.

In Malaysia, CTM-GDT is classified as a CGTP by NPRA. As we intend to manufacture the investigational product locally, a CTX application to NPRA is required before commencing clinical trials. This application is currently underway for a target commencement of a FIH Phase I clinical trial in Malaysia with Universiti Malaya in the second half of 2026. On December 30, 2024, we entered into a BRCA with SunAct Cancer Institute Private Limited (“SUNACT”). An investigator-initiated clinical trial was subsequently registered with the Clinical Trials Registry - India on March 20, 2025, to evaluate CTM-GDT in solid tumors and lymphomas. The trial was led by Dr. Prof. Vijay Patil, Professor Consultant at SUNACT, who serves as the principal investigator. Following regulatory review, the Drug Controller General of India (DCGI) advised that the study be conducted under the IND framework rather than as an academic clinical trial under the New Drugs and Clinical Trials (NDCT) Rules, 2019. Accordingly, a feasibility assessment may have to be conducted to evaluate the establishment of the required manufacturing infrastructure to support the IND submission.

Our fourth product candidate, CTM-MSC, has been developed with donor-sourced, allogeneic umbilical cord-derived mesenchymal stem cells (“UC-MSCs”) and exploits their potential as a potential treatment for tissue regeneration, inflammatory and regenerative diseases. On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. In this collaboration, we are looking to provide CTM-MSC and its conditioned media for in vivo studies and a proposed Phase I clinical trial in Singapore. We have not yet submitted an IND application to the relevant authorities in Singapore.

Our fifth product candidate, CTM-NK, is developed by isolating and expanding allogeneic immune NK cells from donor-sourced peripheral blood (PB) and umbilical cord blood (CB) to potentially treat immuno-senescence, auto-immune diseases, and a broad range of cancers. We have recently obtained an Enterprise Development Grant (EDG) from Enterprise Singapore to fund the R&D of this project till the pre-clinical stage.

In last quarter of 2024, the Company, through our subsidiary LongevityBank Pte Ltd, had completed acquisition of certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank, including (i) a private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia, held under IPSC Depository which is the direct subsidiary of LongevityBank Pte Ltd, (ii) cryopreservation equipment with more than 12,000 CB units and (iii) two freehold real estate properties measuring a total of 189 square metres in area in which the cord blood stem cell banking facility is situated.

The premises consist of an office, a cleanroom for blood processing, a quality control laboratory and have the capacity to harvest, process, cryopreserve and store cells, and to carry out research and development in cell-based therapy. Under the brand of The Longevity Bank, IPSC Depository offers cryostorage service for cord blood stem cell, peripheral blood mononuclear cells, mesenchymal stem cells and induced pluripotent stem cells. Client can freeze and store these valuable cell types for potential future medical use, including personalized regenerative and immunotherapeutic application. IPSC Depository’s technology and research focus on cord blood-derived therapeutics and immune cell-based therapies, including natural killer (NK) cells, with potential applications in anti-tumor and anti-aging treatments. IPSC Depository is currently in the process of building an ISO-standard laboratory to further enhance its capabilities.

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

Our CAR-gamma delta T cell therapy, CTM-N2D, has entered Phase I clinical trial under the ANGELICA Trial at National University Hospital Singapore. The trial is an open-label, single-centre, dose escalation study to evaluate the safety, activity, and optimal dosage of haploidentical or allogeneic NKG2DL-targeting CAR-gamma delta T cells in patients with relapsed or refractory solid tumors. CTM-N2D consists of culture-expanded cells and is classified as a Class 2 CTGTP, requiring a CTA application for clinical trial approval. In October 2024, we received co-funding support for our ANGELICA trial from the MOH Singapore through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646). Patient recruitment for ANGELICA Trial started in November 2024. Treatment for dose level 1 of CTM-N2D has completed and treatment for dose level 2 is currently ongoing. We anticipate recruiting more patients in 2026.

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

Compared with autologous gamma delta T cells expanded from patient’s own blood cells, allogeneic gamma delta T cells expanded from blood cells of healthy donors may provide a more cytotoxic cell source. Moreover, unlike autologous gamma delta T cells, the number of allogeneic gamma delta T cells that can be obtained during manufacturing is not restricted by the starting materials from the patient himself. Hence, we believe that it is valuable to further explore the potential cytotoxicity of allogeneic gamma delta T cells in clinical trials. To this end, we are also developing allogeneic gamma delta T cells into CTM-GDT therapy for cancer treatment (Figure 6). A preclinical study, conducted in collaboration with The University of Texas M.D. Anderson Cancer Center, has been published in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising ‘Off-the-Shelf’ Immunotherapy Approach”. The findings from this study suggest the promising potential of CytoMed’s allogeneic γδ T cell therapy (CTM-GDT) for the treatment of acute myeloid leukemia (AML). Through a US agent, we have submitted a drug master file to US FDA and intend to pursue an investigational new drug application in the near future. In Malaysia, CTM-GDT is classified as a CGTP by NPRA. As we intend to manufacture the investigational product locally, a CTX application to NPRA is required before commencing clinical trials. This application is currently underway for a target commencement of a FIH Phase I clinical trial with Universiti Malaya in the second half of 2026.

On December 30, 2024, the Company entered into a BRCA with SUNACT to jointly establish and conduct clinical trials for the GMP grade CTM-GDT. The collaboration encompasses territories including South Asia (Bangladesh, Bhutan, India, the Maldives, Nepal, Pakistan, Sri Lanka, and Afghanistan) and the Emirate of Dubai.

Under the BRCA, the Company will be responsible for manufacturing and supplying the CTM-GDT, providing scientific expertise, laboratory staff support, and assistance with clinical data management and protocol development. SUNACT will lead the clinical trial operations, including obtaining necessary regulatory approvals, recruiting patients, and providing clinical trial guidance. The collaboration includes establishing a joint venture company with an initial 50/50 shareholding structure.

The agreement requires submission of relevant applications for clinical trial approval within 12 months of signing, with both parties collaboratively engaging in the commercialization phase following successful clinical trials. The project combines the Company’s product expertise and manufacturing capabilities with SUNACT’s clinical research infrastructure to advance the development and commercialization of the CTM-GDT in the specified territories.

On March 20, 2025, an investigator-initiated clinical trial (IIT) has been registered with the Clinical Trials Registry - India to evaluate CTM-GDT in solid tumors and lymphomas. The trial was led by Dr. Prof. Vijay Patil, Professor Consultant at SUNACT, who serves as the principal investigator. Following regulatory review, DCGI has advised that the study be conducted under the IND framework rather than as an academic clinical trial. Accordingly, a feasibility assessment may have to be conducted to evaluate the establishment of the required manufacturing infrastructure to support the IND submission.

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

On February 29, 2024, we entered into a research collaboration agreement with Sengkang General Hospital, a major public hospital in Singapore to advance injectable allogeneic umbilical cord derived MSC for cartilage injury. As of the date of this annual report, our clinical partner is preparing to submit an application to the Institutional Review Board (IRB) to initiate a Phase I clinical trial evaluating CTM-MSC for the treatment of osteoarthritis.

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

Table 1. NKG2D ligands expression on various cancer.

Tumor type	Expressed NKG2D ligand
Acute lymphoblastic leukemia	28–67% MICA/B 9–20% ULBP1–3
Acute myeloid leukemia	0–75% MICA/B 16–50% ULBP1 4–64% ULBP2 16–100% ULBP3
Bladder carcinoma	70% MICA
Brain cancer	90% MICA, MICB and ULBP1–3
Breast cancer	35–100% MICA/B, ULBP 1–5
Cervical cancer	20% MICA, ULBP2
Chronic lymphocytic leukemia	0–85% MICA/B 10–20% ULBP1–3
Chronic myeloid leukemia	28–100% MICA/B 12–20% ULBP1–3
Colorectal cancer	80–100% MICA/B ULBP 1–5
Gastric carcinoma	40–100% MICA/B, ULBP2
Hepatocellular carcinoma	60–100% MICA
Lymphoma	28–44% MICA/B 12–20% ULBP1–3
Melanoma	50% MICA/B
Multiple myeloma	10–60% MICA 0–34% ULBP1–3
Neuroblastoma	86% MICA/B, ULBP1–3
Non-small-cell lung carcinoma	20–30% MICA/B, ULBP1–3
Ovarian carcinoma	50–97% MICA/B, ULBP1–5
Pancreatic cancer	68–89.3% MICA/B
Prostate cancer	75–95% MICA/B, sMICA/B
Renal cell carcinoma	> 95% MICA/B
Sarcoma	100% MICA/B, ULBP 1–3

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
0
1
2
3
4
Unweighted Imeta-zI
γδ T cells
CD4 memory T cells+
PCs
Naïve B cells
CD8 T cells
Tfh cells
NK cells+
DCs–
MCs–
CD4 naïve T cells
Treg cells
M1-MΦs
DCs+
Monos
M2-MΦs
Memory B cells
NK cells–
M0-MΦs
Eos
CD4 memory T cells–
PMNs
MCs+
Q < 0.25
0
1
2
3
4
Unweighted Imeta-zI

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

A
Day 7
Day 28
Day 42
PBS
Vγ9Vδ2 T-Cell + Zometa
CAR-Vγ9Vδ2 T-Cell + Zometa
B
*1e7, i.p., twice/week, 3 weeks
Log10 total Flux (p/s)
1.0E+11
1.0E+10
1.0E+09
1.0E+08
1.0E+07
1.0E+06
PBS control
mGFP-γδT+Zometa
NKG2Dz-γδT+Zometa
7 14 21 28 35 42 49 Days
C
P < 0.0001
Percent survival
vs. : **
vs. : ***
vs. : ***
PBS
mGFP-γδT+Zometa
NKG2Dz-γδT+Zometa
Days after tumour inoculation

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

Development Status of CTM-N2D Therapy

We have translated the CAR- gamma delta T cell technology into a trial-ready cell therapy CTM-N2D for further evaluation in a clinical trial. The proposed clinical trial currently being discussed is an open-label, single-center, dose escalation, Phase I study. The study objectives are to determine safety, activity, and safe dosage of haploidentical or allogeneic NKG2DL-targeting CAR-grafted gamma delta T cells, which will be given in four weekly doses to patients with relapsed or refractory solid tumors of different types. We have conducted a pre-submission meeting with HSA. A full clinical trial dossier including trial protocol, Investigator’s Brochure (IB) and Chemistry, Manufacturing, and Control (CMC) has been submitted and reviewed by HSA during the pre-submission meeting, which has concluded that they have no major issues with the documents. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. Pursuant to the Clinical Study Agreement, the National University Hospital Singapore will conduct the ANGELICA Trial using our lead product candidate CTM-N2D, with Dr. Anand D Jeyasekharan, Consultant, Department of Hematology-Oncology of National University Hospital Singapore, being the principal investigator of the trial. Unless terminated earlier, the Clinical Study Agreement shall continue until completion of the trial. National University Hospital Singapore has obtained approval from the Singapore National Healthcare Group Domain Specific Review Boards in February 2023. Pursuant to the Clinical Study Agreement, Company has agreed to (i) provide funding and supply at no cost to National University Hospital Singapore such quantities of the CTM-N2D as may be required for the ANGELICA Trial, (ii) to provide all relevant clinical information, (iii) where applicable, to provide an instruction manual/guide, product labels, storage, handling and safety instructions and advice which are required for the safe and proper use of CTM-N2D and the proper planning and conduct of the trial. In March 2023, we obtained and provided to National University Hospital Singapore a clinical trial insurance certificate required to conduct the trial in Singapore. In all publications generated from the ANGELICA Trial, both Company and National University Hospital Singapore would be granted co-authorship. All the study results shall be jointly owned by both parties. Discoveries or inventions that relate to any enhancements or modifications to the CTM-N2D arising from the conduct of the ANGELICA Trial, whether conceived or reduced to practice either solely by or jointly with National University Hospital Singapore, will be the joint property of National University Hospital Singapore and Company. Either party may terminate the Clinical Study Agreement at any time upon providing at least thirty (30) days’ prior written notice to the other party. National University Hospital Singapore may terminate the Clinical Study Agreement immediately in the event National University Hospital Singapore and/or the principal investigator believes on reasonable grounds that continuing the said trial poses an unacceptable risk to the rights, interests, safety or well-being of human subjects, or if a serious adverse event occurs which necessitates the discontinuance of the ANGELICA Trial. In October 2024, we received co-funding support for our ANGELICA trial from the MOH Singapore through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646). Patient recruitment for ANGELICA Trial started in November 2024. Treatment for dose level 1 of CTM-N2D has completed and treatment for dose level 2 is currently ongoing. We anticipate recruiting more patients in 2026. The development status of CTM-N2D therapy is depicted in Figure 1.

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

γδ T cells and NK cells have an array of built-in receptors to recognize cancers including solid tumors.
Target : Receptor
Receptor : Target
Cancer cell
PAg
γδTCR
MIC ULBP
NKG2D
PVR Nectin-2
DNAM1
γδ T cell
γδTCR
NKG2D
DNAM1
Normal cell
Cancer cell
MIC ULBP
NKG2D
PVR Nectin-2
DNAM1
B7-H6 BAT3
NKp30
MLL5 variant
NKp44
Vimentin
NKp46
Antigen
CD16 (ADCC)
NK cell
NKG2D
DNAM1
NKp30
NKp44
NKp46
CD16 (ADCC)
Normal cell
"On-target on-cancer" therapeutic effect
"On-target off-cancer" side effect
Unique features of such cancer recognition system:
Immunosurveillance: a proven safe system
Pattern recognition: not targeting single antigen, but multiple antigens
Targeting essential antigens, e.g. dysregulated metabolic pathway, proliferation and/or DNA-damage response
Targeting ubiquitous antigens: Such antigens are expressed in many cancers including many solid tumors

Figure 16. Target recognition system of gamma delta T cells and NK cells and its unique features.

Two most important types
of innate immune cells
for cancer immunosurveillance
γδTCR
NKG2D
DNAM1
γδ T cell
γδTCR
NKG2D
DNAM1
NKG2D
DNAM1
NKp30
NKp44
NKp46
CD16 (ADCC)
NK cell
NKG2D
DNAM1
NKp30
NKp44
NKp46
CD16 (ADCC)
A "2 in 1" hybrid cytotoxic cell
γδTCR
NKG2D
DNAM1
NKp30
NKp44
NKp46
CD16 (ADCC)
γδ NKT cell
γδTCR
NKG2D
DNAM1
NKp30
NKp44
NKp46
CD16 (ADCC)
γδ T cell-specific
expressed in both
NK cell-specific
Armed with both target recognition systems of γδ T cells and NK cells, γδ NKT cells may recognize more cancers.

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

a
GDTA/NF-iPSC#1
(γδ T cell-derived)
GDTA/NF-iPSC#2
(γδ T cell-derived)
GDTA/NF-iPSC#3
(non-T cell-derived)
b
1 2 3 4 5 6 7 8 9
1 2 3 4 5 6 7 8 9
1 2 3 4 5 6 7 8 9
TCRG tube A: Vγ-Jγ
TCRG tube B: Vγ-Jγ
Specimen Control
Size Ladder

1: 100bp+ ladder; **2:** GDTC/SV-iPSC#12; **3:** GDTC/SV-iPSC#13; **4:** GDTC/SV-iPSC#15; **5:** GDTA/NF-iPSC#1; **6:** Ctrl 0000; **7:** Ctrl 0009; **8:** Ctrl 0021; **9:** Water

Figure 19. Generation and identification of γδ T-iPSCs. In this figure, “γδ T cell” refers to gamma delta T cell;

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
γδ TCR→
99%
99%
9%
4%
3%
4%
1%
2%
NKG2D→
DNAM-1→
NKp30→
NKp44→
NKp46→
CD16→
FasL→
TRAIL→
Donor NK cells
SSC→
FSC→
CD56→
CD3→
CD56→
99%
99%
80%
53%
81%
79%
1%
6%
NKG2D→
DNAM-1→
NKp30→
NKp44→
NKp46→
CD16→
FasL→
TRAIL→
iPSC-Vγ9Vδ2 T cells
SSC→
FSC→
γδ TCR→
CD3→
γδ TCR→
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

PB- and CB-NK Therapy

Background of Peripheral Blood- and Cord Blood-derived NK Cell Technology

Natural killer (NK) cells have garnered significant interest due to their potential in immunotherapy, particularly in the treatment of solid and haematological cancers (Damele et al, 2022). Given the significantly rapid aging population not just in Singapore, but also on a global scale, NK cell-based immunotherapy may also be offered as a potential treatment for auto-immune diseases prevalent in aging societies (Li et al, 2021, Mougiakakos et al, 2021, Bielekova et al 2006, Li et al, 2005, Reighard et al, 2020).

Unlike other immune cells that require prior exposure to pathogens or antigens for activation, NK cells can recognize and eliminate aberrant cells such as virus-infected, senescent, or cancer cells, without the need for prior sensitization. As such, NK cells may be harnessed as a therapeutic agent not only for cancer, but also for addressing challenges associated with ageing. Indeed, recent studies have shown that NK cell-based therapy can potentially rejuvenate immuno-senescence, the decline of immunity with age, that is associated with a decline in numbers, functional changes and phenotype alterations of immune cells (Deng et al, 2024, Deng et al, 2021, Aw et al, 2007, Chelyapov et al, 2022, Bai et al, 2022). Another advantage of NK cells is that they are less likely to induce graft-versus-host disease (GVHD) when used as an allogeneic treatment, making them an ideal immunotherapy candidate for cancer and auto-immune diseases.

Our group has the know-how to isolate and expand NK cells from multiple sources such as peripheral blood (PB) and umbilical cord blood (CB) as an affordable, ethical, readily available, low-risk immunotherapeutic.

Product Design and Manufacturing Process of PB- and CB-NK Cells

i.	Product Design and Features of PB- and CB-NK Cells

NK cells have an array of built-in receptors to recognize infected and cancerous cells, sharing some stress-induced receptors such as NKG2D and DNAM-1 with gamma delta T cells (Table 1), while possessing unique receptors such as NKp30, NKp44, and LFA-1 (Figure 23). For instance, the NKp30 receptor can recognize and interact with the B7-H6 ligand expressed in diverse cancer types such as glioma, gastric carcinoma, breast cancer, hepatocellular carcinoma, small-cell lung cancer, lymphoma and melanoma (Figure 23 and Table 3).

Figure 23: Illustration of NK cell receptors activation when bound to corresponding ligands expressed in cancer cells (Adapted from Morimoto et al, 2023).

Table 3: Non-exhaustive expression of the NKp30 specific ligand, B7H6, in various cancer types. (Adapted from Wu et al, 2016).

ii.	Potential Treatment of Autoimmune Diseases with PB- and CB-NK Cells

Autoimmune diseases are often associated with the inapt reactivity of immune cells (autoreactive T cells and B cells) against self-antigens that can be systemic, such as rheumatoid arthritis and lupus erythematosus, or localized, such as diabetes and multiple sclerosis (Yang et al, 2021). While NK cells have been associated with both pro- and anti- autoimmune diseases, their role may be context dependent. Clinical therapies involving agents such as IFN-β, Dalizumab and Fingolimod have been shown to advertently expand endogenous NK cells benefiting various neuro-autoimmunological diseases (Table 4).

Table 4: Effect of current NK cell directed therapies in patients with neuroimmunological diseases (Adapted from Zhang et al, 2024)

iii.	Manufacturing Process of PB- and CB-NK Cells

One of the key objective of this project is to optimise and develop a current good manufacturing practice (cGMP) protocol that is suitable for the manufacturing of clinical grade PB- and CB-derived natural killer cells.

The manufacturing process these cells can be segmented into 5 critical stages; 1. isolation of NK cells from CB, 2. expansion of highly purified NK cells, 3. efficient cryo-freezing/storage of NK cells, 4. efficient thawing and recovery of cryo-frozen NK cells that should persistently retain their functionality, and 5. efficacy of recovered cryo-frozen NK cells in immune-deficient NSG cancer mouse models (Fig 24).

A preliminary GMP ready standard operating procedure (SOP) has been established as a guideline to isolate, expand, cryo-freeze, and thaw/recover highly purified NK cells derived from PB and CB.

Figure 24: Manufacturing overview process of GMP ready CB-NK cells.

Successful Isolation of NK cells from umbilical cord blood

Presently, CytoMed’s R&D has significantly optimised the isolation of CB-NK cells from cryo-preserved CB based on a negative isolation method (Fig 25). 0.7% of the cell population in CB are comprised of NK cells (CD3-/CD56+) before negative isolation that approximates to 3.5 million cells. Upon negative isolation using a depletion cocktail of magnetic based conjugated antibodies, CD3-/CD56+ NK cells were enriched to 18.9% of the cell population in the total recovered cell population, approximating 1.5 million NK cells. Hence, this isolation method provided utmost confidence in isolating and enriching NK cells from CB for further in-vitro expansion in stage 2 of the GMP ready manufacturing process.

Stage 2 of the CB-NK GMP ready manufacturing process is presently in progress with three protocols to be evaluated that will require a significant amount of time and funding to proceed further towards stages 3 and 4 (Figure 24). A pre-treatment protocol prior to cryopreservation will also be included between stages 2 and 3 to evaluate the efficiency of recovery yield in stage 4. Stage 5 will involve preclinical studies of in-vivo ovarian and colon cancer mouse models, and stage 6 will comprise of GMP grade manufacturing of the optimal protocol from stage 2. If protocol 2 is decided upon, adventitious testing, a master cell bank (MCB), and a working cell bank (WCB) generation of the feeder cell line will be required.

Figure 25: Flow cytometry quantification of pre- and post-isolated NK vs T cell populations in umbilical cord blood based on CD3 and CD56 surface markers. A. NK cells (CD3-/CD56+) make up 0.7% of cell population in the CB before excluding CD56- immune cell types. B. Enriched NK cells (CD3-/CD56+) make up 18.9% of cell population in the CB after excluding CD56- immune cell types.

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

08 - 22
RESTRICTE
AREA
DO NOT ENTER
CytoMed
Therapeutics
新细胞医学
www.cytomed.sg

85

86

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

88

Figure 24. Our cGMP Facility.

Cord Blood Bank Location in Malaysia

In last quarter of 2024, the Company, through our subsidiary LongevityBank Pte Ltd, had completed acquisition of certain assets of Cellsafe International Sdn Bhd (In Liquidation), a Malaysian cord blood bank, including (i) a private blood bank license for provision of umbilical cord blood stem cell banking business issued by MOH Malaysia, (ii) cryopreservation equipment with more than 12,000 CB units and (iii) two freehold real estate properties measuring a total of 189 square meters in area in which the cord blood stem cell banking facility is situated.

The premises consist of an office, a cleanroom, a quality control laboratory and have the capacity to harvest, process, cryopreserve and bank cells including cord blood stem cells in general, and to carry out research and development on cell-based therapy. Under the brand of The Longevity Bank, IPSC Depository offers cryostorage service for cord blood stem cell, peripheral blood mononuclear cells, mesenchymal stem cells and induced pluripotent stem cells. Client can freeze and store these valuable cell types for potential future medical use, including personalized regenerative and immunotherapeutic application. IPSC Depository’s technology and research focus on cord blood-derived therapeutics and immune cell-based therapies, including NK cells, with potential applications in anti-tumor and anti-aging treatments.

90

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

The Company owns any new versions of, modifications, additions, improvements, upgrades, and development to the licensed technology developed by the Company (“Enhancements”)

Payments to ATPL pursuant to the Patent License include an upfront licensing fee (in the mid-five figure Singapore dollar) and royalties, subject to an annual minimum payment (in the low-five figure Singapore dollar). Royalties which are calculated based on tiered low single-digit percentage of net sales, and an annual minimum royalty, payable until the end of the term of the Patent License. To date, we have paid APTL an aggregate of S$139,700, including an upfront license fee, annual minimum royalty and the milestone payment. Under this Patent License, we are also required to pay an aggregate of S$650,000 for various milestones related to the clinical development and to meet commercialization milestones of our product candidates.

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

Domain Names

As of the date of this annual report, the Company owns the domain name “Cytomed.sg”, which was registered in 2018 and is due for renewal in 2028.

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

Our known biopharmaceutical competitors working on allogeneic CAR-T therapies currently include Allogene Therapeutics, Inc. (Nasdaq:ALLO), Astellas Pharma Inc. (TSE:4503.T), Bristol-Myers Squibb (NYSE:BMY), Celyad Oncology SA (Nasdaq:CYAD), Fate Therapeutics, Inc. (Nasdaq:FATE), Gilead Sciences, Inc. (Nasdaq:GILD), Novartis International AG (NYSE:NVS), and numerous other biopharmaceutical companies.

We are aware of the recent developments of our potential competitors for allogeneic CAR gamma delta T- cell therapy. Based on publicly disclosed information, in May 2023 Acepodia Biotech, Inc. announced first patient dosed in their phase 1 clinical trial of an anti-CD20 armed allogeneic gamma delta T-cell therapy (ACE1831) to treat patients with Non-Hodgkin’s Lymphoma, as well as FDA Clearance of Investigational New Drug (IND) Application for a First-in-Class Allogeneic Anti-EGFR Cell Therapy (ACE2016). As of December 2025, ACE1831 was approved by Japan’s PMDA and China’s NMPA for the treatment of the IgG4-RD fibroinflammatory autoimmune disease, outside of its original oncology treatment, in a Phase Ib/IIa clinical trial. In first quarter 2024, Bristol Myers Squibb (NYSE: BMY) announced U.S. FDA approval for CD19-directed CAR T cell therapy as the first and only CAR T cell therapy for adults with relapsed or refractory Chronic Lymphocytic Leukemia (CLL) or Small Lymphocytic Lymphoma (SLL), as well as Priority Review for Follicular Lymphoma (FL) and Relapsed or Refractory Mantle Cell Lymphoma (MCL). In September 2025, Juno Therapeutics, Inc, a subsidiary of Bristol Myers Squibb, initiated a Phase I clinical trial to treat  refractory autoimmune diseases with allogeneic CD-19 CAR-T cell therapy (NCT07115745).

In December 2025, Immatics N.V. (NASDAQ: IMTX) provided a data update on IMA203 monotherapy in 78 patients with advanced and/or metastatic solid tumors expressing PRAME  (42 melanoma, 11 ovarian carcinoma, 11 synovial sarcoma, and 5 other tumor types) from the ongoing Phase 1a dose escalation clinical trial (NCT03686124). Patients were treated and well tolerated across a range of 0.4 to 12.5x109 autologous TCR-T cells, at a median dose level of 1.6 x 109 TCR-T cells The trial is currently ongoing at a dose escalation level 7 (7.2 – 10x109 TCR-T cells) based on the manageable tolerability profile and is on track to determine the recommended Phase 2 dose (RP2D). In December 2024, Adicet Bio, Inc. (Nasdaq: ACET) announced the dosing of the first patient in the Phase 1 clinical trial evaluating their gamma delta 1 CAR T cell candidates ADI-270 in patients with metastatic/advanced clear cell renal cell carcinoma. As of July 2025, the development of ADI-270 for patients with metastatic/advanced clear renal cell carcinoma (ccRCC) has been discontinued and enrollment for the clinical trial has been closed. Instead, they will be focusing on ADI-212, armored PSMA CAR gamma delta 1 T cell, for the clinical treatment of metastatic castration-resistant prostate cancer in second quarter of 2025.

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

Company	General strategy	Specific approach (if disclosed)
Adicet Bio, Inc.	Allogeneic gene-modified γδ T cells*	CAR or TCR-modified γδ T cells
Cytomed Therapeutics	Allogeneic gene-modified γδ T cells*	CAR-modified (by mRNA electroporation) γδ T cells
Editas medicine	Gene-modified γδ T cells	Not disclosed
Gadeta	αβ T cells transduced with γδ TCR	High affinity Vγ9Vδ2 TCR (TEG)
GammaCell Biotechnologies	Expansion of Vγ9Vδ2T cells	
GammaDelta Therapeutics	Allogeneic blood and skin-derived Vδ1 γδ T cells	Unmodified or CAR
Immatics	Allogeneic gene-modified γδ T cells*	IMA301 Cancer testis antigen αβ TCR
Incysus Therapeutics	Drug-resistant γδ T cells allogeneic γδ T cells	Allogeneic unmodified γδ T cells • Phase I study in leukemia patients undergoing hematopoietc stem cell transplantation Drug-resistant γδ T cells • Phase I study in glioblastoma
Leucid Bio		CAR-modified γδ T cells
PhosphoGam Inc.	Allogeneic Vδ2 T cell transfer*	Off-the-shelf, selection of suitable donor-patient combinations
TC Biopharm	Allogeneic γδ T cell transfer*	• Unmodified or CAR modified TCB002 OmnImmune phase I (allogeneic unmodified γδ in AML)
Adaptate Biotherapeutics	Modulate γd T cell activation in situ with antibodies	
American Gene Technologies	Transduce danger signal to tumor to activate γδ T cells in situ	3rd generation lentiviral vector, tumor cells then activate Vδ2 γδ T cells
ImCheck Therapeutics	Targeting Vγ9Vδ2T cells in vivo	• Agonistic anti-BTN3A antibody: ICT01 (EVICTION Trial phase I/IIa) • Antagonistic anti-BTN3A antibody: ICT21 (autoimmune diseases)
Lava Therapeutics	Targeting Vγ9Vδ2 T cells in vivo	Bispecific Vγ9Vδ2 T cell engagers targeting γδ T cells to tumor-expressed antigens
PureTech Health PLC	Targeting immunosuppressive Vδ1T cells in vivo	Human anti-Vδ1 antibody LYT-210

Note: Content is based on publicly disclosed information
*"off-the-shelf" products

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

Business Strategies and Future Plans

CytoMed is a clinical stage biopharmaceutical company and aims to establish itself as one of the leading biopharmaceutical companies in Asia engaged in cancer immunotherapy and degenerative diseases R&D, with the goal of providing affordable allogeneic immune cell-based cancer therapy for unmet needs and MSC for treatment of degenerative diseases. We are headquartered in Singapore with our production facilities in Malaysia for cost efficiency.

We intend to focus on developing the following technology platforms centered on allogeneic immune cell-based cancer therapy and stem cell-based therapy for degenerative diseases:

1.	CAR-gamma delta T cells (CAR-γδ T cells)
2.	Unmodified gamma delta T cells (γδ T cells)
3.	iPSC-derived gamma delta Natural Killer T cells (iPSC- γδ NKT cells)
4.	Peripheral blood- and cord blood-derived Natural Killer cells (PB-NK and CB-NK cells)
5.	Umbilical cord-derived Mesenchymal Stem Cells (UC-MSC)

Please refer to the “Business” section for further details.

Our vision is to be among the pioneers of allogeneic cellular immunotherapy treatment for cancer, with a focus on addressing the significant unmet medical needs in emerging markets within South-east Asia. Headquartered in Singapore, we are strategically positioned to serve as a bridge between the advanced cellular therapy ecosystem in the U.S. and the rapidly growing healthcare markets in Asia.

We believe the U.S. offers the scientific depth, clinical development experience and access to capital required to accelerate the advancement of our cellular therapy programs. In this regard, we continue to strengthen our presence and network within the U.S. through collaborations with biopharmaceutical companies, research institutions, clinical investigators and potential capital partners.

As part of our internationalization strategy, we have initiated collaborative efforts involving our allogeneic unmodified gamma delta T cell (γδ T cell) platform for cancer immunotherapy. These collaborations are intended to support clinical development, broaden technology validation, and enhance our global visibility within the cellular therapy field.

Beyond Southeast Asia, we are progressively evaluating expansion into key Asian markets, in particular China and India, which offer large patient populations, increasing demands for innovative oncology treatments, and evolving regulatory frameworks for advanced therapies. Our market entry strategy is expected to be partnership-driven, leveraging collaborations with established local healthcare institutions, biopharmaceutical companies, and contract development and manufacturing organizations.

In addition, we anticipate that cellular science will continue to advance and gain broader mainstream acceptance in the future. In line with this trend, we are exploring the development of allogeneic stem cell-based regenerative medicine therapies for the treatment of the age-related conditions in the aging population across Asia. We believe that the Company is well positioned, with the necessary expertise, experience and resources to capture these emerging opportunities.

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

We may also explore setting up a joint laboratory outside of Singapore and Malaysia depending on the extent of our collaboration with suitable partners there.

Lower business and operating costs in South-east Asia

The relatively lower business and operating costs in South-east Asia should position us well to achieve our vision of developing our donor blood cell-based and iPSC-based platform technologies into off-the-shelf cancer immunotherapies with the ultimate goal to offer lower cost cell therapies as a form of cancer treatment to patients.

We have invested in and completed construction of our own cGMP Facility which is fully equipped with state-of-the-art equipment, which we believe is capable of handling the manufacturing for Phase I and Phase II clinical trials for our clinically-ready CAR T therapy, which is trade-named “CTM-N2D”. Our cGMP Facility has been audited by the NPRA of the Ministry of Health Malaysia, which has determined that our cGMP Facility has a satisfactory level of compliance. On March 10, 2023, we entered into the Clinical Study Agreement pursuant to which the ANGELICA Trial will be conducted by the National University Hospital Singapore to evaluate the safety of CTM-N2D in human subjects, following the HSA’s acknowledgement on January 6, 2023 that we had submitted the relevant documents to meet the approval conditions of the CTA initially granted in July 2022 relating to the use of our CTM-N2D for the aforementioned trial by HSA, and no further action was required. We have already recruited a competent team of scientists and technicians and have provided them with the necessary training to manufacture the investigational product for clinical trial. In November 2024, the first patient has been dosed in our ANGELICA Trial for the clinical study of CTM-N2D. We anticipate recruiting more patients in 2026. Our iPSC-gdNKT and CTM-NK platforms are in the pre-clinical development stage as of the date of this annual report.

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

Any person who contravenes any of the above provisions shall be guilty of an offence and shall be liable to fines ranging from RM10,000 to RM10,000,000 (depending on the provisions contravened) or to imprisonment for a period not exceeding 5 years or to both and to a further fine not exceeding RM1,000 a day for every day that the offence is continued after a notice by the Director General requiring him to cease the act specified therein has been served upon the offender.

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

The Guidelines on CGTPs for CGTPs were issued under regulation 29 of the CDCR. It has come into effect on January 1, 2021 and provides that CGTPs fit within the meaning of products under the CDCR. In accordance to the CDCR, CGTPs would be classified as biological products, as defined above. As such, the Guidelines on CGTPs should be read in conjunction with CDCR.

The Guidelines on CGTPs addresses the development, manufacturing and quality control as well as non-clinical and clinical development of CGTPs which include cell therapy, tissue engineering and gene therapy products. These guidelines are intended for products entering the registration process at the NPCB. In order to investigate the use of CGTPs in a local clinical trial, an application that reports data from pre-clinical studies on the likely safety and efficacy of the investigational product must be filed at NPRA. An approval for a CTIL or a CTX is mandatory before product is imported or manufactured for the purpose of clinical trial in Malaysia. Following January 1, 2021, only CGTPs that are registered with the NPCB can market its products in Malaysia.

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

According to the CDCR, all registered products and notified cosmetics are to be manufactured within GMP compliant premises. ‘Manufacture’ is defined as (a) the making of assembling of the product, (b) the enclosing or packing of the product in any container in a form suitable for administration or application, and the labelling of the container, and (c) the carrying out of any process in the course of any of the foregoing activities.

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

Any person who contravenes any of the provisions of the CDCR or any condition of any license issued under the CDCR or any condition subject to which a product is registered under the CDCR commits an offence. Additionally, the manufacturer’s license may be revoked by the Director of Pharmaceutical Services (as defined in the CDCR), according to regulation 17 of the CDCR if the manufacturer does not comply with GMP standards and requirements.

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

Employment matters

The following laws and regulations are generally applicable to employment matters:

EA

The principal law that governs and regulates all labor relations, including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees, is the EA. Following the implementation of the Employment (Amendment of First Schedule) Order 2022, which came into force on January 1, 2023, the applicability of the EA has been expanded to include any person who has entered into a contract of service with an employer, irrespective of their monthly wages, is engaged in manual labor, serves as a supervisor of such manual laborer, serves as a domestic employee, or is engaged in any capacity in any vessel registered in Malaysia subject to certain conditions. Notwithstanding this, pursuant to Paragraph 1A of the First Schedule of the EA, certain provisions in respect of overtime payments and termination benefits will not apply to employees whose wages exceed RM4,000 a month. According to the Minimum Wages Order 2024, the minimum wage for all employment sectors in Malaysia has increased from RM1,500 to RM1,700 with effect from February 1, 2025. Employers with fewer than 5 employees will be granted a 6-month deferment period, making the new wage effective August 1, 2025. Pursuant to the National Wages Consultative Council (Amendment) Act 2025, apprenticeship contracts shall be entitled to the minimum wage.

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

For a description of our property, plants and equipment, see “Item 4.B. Business Overview”.

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

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report are made at a rate of S$1.2859 to U.S.$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

Overview

We are a clinical stage biopharmaceutical company focused on the R&D of allogeneic, “off-the-shelf” cell-based immunotherapies for treatment of human cancers. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing five product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT, CTM-MSC and CTM-NK.

To date, we have initiated a first in human (FIH) Phase I clinical trial, ANGELICA Trial, using our lead product candidate, CTM-N2D. Four patients have been successfully dosed with four weekly CTM-N2D at dose level 1 and two patients have been dosed at dose level 2. As of the date of this annual report, the ANGELICA Trial is ongoing, and we expect to continue patient recruitment in 2026.

Our second product candidate, iPSC-gdNKT, has been undergoing pre-clinical process development since the fourth quarter of 2022 and we are targeting to commence pre-clinical studies after the second quarter of 2026.

Through a US agent, we have submitted a drug master file to the U.S. FDA for our third product candidate, CTM-GDT and we intend to pursue an investigational new drug (IND) application in the near future. We have also announced the publication of a preclinical study in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising ‘Off-the-Shelf’ Immunotherapy Approach”. The study, arising from a collaborative research effort with The University of Texas MD Anderson Cancer Center (MDACC), suggests the promising potential of our CTM-GDT for the treatment of acute myeloid leukemia (AML). In addition, we are targeting the commencement of a FIH Phase I clinical trial in Malaysia in collaboration with Universiti Malaya in the second half of 2026.

As of the date of this annual report, our clinical partner, Sengkang General Hospital, is preparing to submit an application to the Institutional Review Board (IRB) to initiate a Phase I clinical trial evaluating our fourth product candidate, CTM-MSC, for the treatment of osteoarthritis.

Our fifth product candidate, CTM-NK, is developed by isolating and expanding allogeneic immune natural killer (NK) cells from donor-sourced peripheral blood (PB) and umbilical cord blood (CB) to potentially treat immuno-senescence, auto-immune diseases, and a broad range of cancers. We have recently obtained an Enterprise Development Grant (EDG) from Enterprise Singapore to support the R&D of this project till the pre-clinical stage.

In addition, we have expanded into the provision of private blood banking services, including the storage and processing of cord blood and immune cells in Malaysia.

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

Key Components of Our Results of Operations

Revenue

Since our incorporation, we have not generated any direct revenue from approved cell therapies and do not expect to generate any such revenue from the commercial sale of such products in the foreseeable future. As of the date of this annual report, we have no therapeutic products approved for sale commercially. If our development efforts for one or more of our product candidates are successful and result in regulatory approval, or if we enter into collaboration with third parties, we may generate revenue from a combination of product sales or payments from collaboration in the future.

Since the financial year ended December 31, 2024, we have commenced revenue generation mainly from the provision of private blood banking services.

	For the Year ended December 31,
	2023	2024	2025
	S$	S$	S$
Over time
Revenue from private blood banking services	-	64,214	279,661

At a point of time
Revenue from retrieval and enrolment of private blood banking services	-	5,287	44,726

Total	-	69,501	324,387

Other Operating Income

Other operating income amounted to S$803,904, S$784,061 and S$679,716 for the financial years ended December 31, 2023, 2024 and 2025, respectively. The income was primarily consisted of research income and interest income. The following table sets forth the breakdown of our other operating income for these periods:

	For the Year ended December 31,
	2023	2024	2025
	S$	S$	S$
Government grants:
Hiring Incentive and Training Programme	3,459	-	-
Market Readiness Assistance Grant	-	15,447	-
BeST 2.0	-	-	4,901
Others	4,112	11,715	3,530
Research income	507,736	433,871	536,461
Interest income	285,719	317,670	123,898
Rental income	-	-	8,423
Others	2,878	5,358	2,503
Total	803,904	784,061	679,716

The Market Readiness Assistance (“MRA”) grant helps companies expand into new markets overseas by defraying the costs of overseas market promotion, business development and set-up. For the financial year ended December 31, 2024, MRA grant amounted to S$15,447.

Research income was generated from the manufacturing of limited quantities of cells for researchers and institutions on a non-profit, cost recovery basis, amounted to S$507,736 and S$433,871 for the financial years ended December 31, 2023 and 2024, respectively. For the financial year ended December 31, 2025, research income increased by 23.6% to S$536,461, mainly due to higher demand from the researchers and institutions.

Interest income was S$285,719 and S$317,670 for the financial year ended December 31, 2023 and 2024, respectively. For the financial year ended December 31, 2025, interest income declined by 61.0% to S$123,898, mainly due to the withdrawal of fixed deposit during the year.

Other (losses)/gains including fair value changes on financial instruments - net

Other (losses)/gains including fair value changes on financial instruments - net, mainly consist of the net foreign currency exchange changes, the fair value changes on warrants and convertible loans, gain on disposal of investment. We recorded a net other loss of S$492,910 and net other gain of S$297,545 for the financial years ended December 31, 2023 and 2024, respectively. For the financial year ended December 31, 2025, we recorded a net other gain of S$140,318, mainly attributable to a gain of S$294,236 from the disposal of an investment in an associate, partially offset by a foreign exchange loss of S$132,291 and a fair value loss on the warrant liabilities of S$13,119.

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

	Year ended December 31,
	2023	2024	2025
	S$	S$	S$

Employee benefits expenses	642,533	737,524	860,835
Depreciation of property, plant and equipment	272,886	212,322	174,146
Amortization of intangible assets	4,209	642	642
Clinical trial expenses	33,845	382,014	429,774
Consumables expenses	455,267	345,706	552,860
Royalty expenses	30,382	11,365	15,512
Professional fees	20,779	35,040	9,098
Utilities	62,515	69,323	62,357
Others	67,277	115,583	112,271
Total	1,589,693	1,909,519	2,217,495

Research expenses were S$1.59 million for the financial year ended December 31, 2023, compared to S$1.91 million for the financial year ended December 31, 2024. For the financial year ended December 31, 2025, research expenses increased by S$307,976, primarily driven by higher consumable expenses of S$207,154, increased employee benefits of S$123,311 and higher clinical trial expenses of S$47,760. This increase was partially offset by lower depreciation expenses of S$38,176 and reduced professional fees of S$25,942. The rise in clinical trial costs was moderated by co-funding support for the ANGELICA Trial from the Ministry of Health Singapore through the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646).

Our R&D activities are central to our business. We expect that our research expenses will continue to increase in absolute amounts in the foreseeable future as we continue pre-clinical and clinical development for our product candidates and continue our advances in scientific research and product development.

Employee benefits expenses

Employee benefits expenses were S$454,143 for the financial years ended December 31, 2023. Employee benefits expenses increased by S$311,237 from S$619,327 for the financial year ended December 31, 2024 to S$930,564 for the financial year ended December 31, 2025, mainly driven by the share-based compensation of S$309,248 to certain employees in recognition of the contributions made to the development and growth of the Group’s business. This was the first share award issued since the Company’s Offering.

Finance Expenses

Finance expenses consisted interest expenses on bank borrowing, lease liabilities, convertible loans and third party loans.

Finance expenses were S$51,282 for the financial years ended December 31, 2023. Finance expenses increased by S$593 from S$20,313 for the financial year ended December 31, 2024 to S$20,906 for the financial year ended December 31, 2025. This increase is due to higher lease liabilities of S$1,968, offset by a reduction in bank borrowings of S$1,375.

Other Expenses

Other expenses consist mainly of Offering expenses and costs associated with being a public listed company, including annual listing fee, directors’ and officers’ insurance and investor relations expenses. Other expenses also include, inter alia, professional fees for legal, auditing, tax and consulting services, and other expenses that are not attributable to R&D activities. The following table sets forth the breakdown of our other expenses for these periods:

	For the year ended December 31,
	2023	2024	2025
	S$	S$	S$

Advertising	33,307	23,782	54,374
Annual listing fee	64,370	87,279	94,521
Company insurance	282,797	94,367	-
Entertainment	30,977	7,941	5,750
Investor relations expenses	204,808	76,176	486,824
Legal fees	115,272	119,580	101,365
Low-value assets rental	1,703	3,215	5,267
Offering expenses	758,563	-	-
Professional fees	396,915	405,420	366,296
Property tax	6,661	8,412	9,472
Printing and stationery	11,941	18,718	28,695
IT expenses	18,255	20,122	28,035
Repair and maintenance	3,728	13,926	21,768
Reversal of grant	84,091	-	-
Service fees	13,209	8,665	27,908
Share-based payment expenses	-	-	384,952
Subscription fee	1,083	873	1,608
Transportation and travelling expenses	144,998	62,758	25,427
Tools and supplies	2,333	7,195	1,774
Utilities	23,941	17,662	16,483
Others	14,190	21,963	10,094
Total	2,213,142	998,054	1,670,613

Other expenses were S$2.21 million and S$998,054 for the financial years ended December 31, 2023 and 2024, respectively. This reduction was primarily due to the absence of IPO related expenses of S$758,563, decrease in investor relations expenses by S$128,632, as well as a decrease in company insurance expenses by S$188,430. For the financial year ending December 31, 2025, other expenses increased by S$672,559 to S$1.67 million. This increase was mainly due to higher investor relations expenses of S$410,648 and the recognition of share-based payment expenses of S$384,952 in 2025. This increase was partially offset the absence of company insurance expenses of S$94,367 in 2025 and lower professional fees of S$39,124.

Share of results of associate

Share of results of associate consisted of the share of post-acquisition results of an associate incorporated in Malaysia during the financial year and its impairment loss.

Share of loss of associate recognized by S$31,198 for the financial year ended December 31, 2023, while for the financial year ended December 31, 2023, share of gain of associate was recorded at S$13,765. For the financial year ended December 31, 2025, share of loss of S$6,391 was recorded before it was disposed in the year.

The Group received cash consideration of S$517,440 (equivalent to RM1.65 million) for the disposal. The carrying amount of the investment at the date of disposal was S$223,204. Accordingly, the Group recognized a gain on disposal of S$294,236 in profit or loss.

Loss for the year

As a result of the foregoing, we incurred a net loss of S$2.52 million for the financial year ended December 31, 2024 as compared to a net loss of S$4.00 million for the financial year ended December 31, 2025. Excluding non-cash share-based payment expenses of S$694,200 and costs associated with being a public listed company of S$581,345, our loss for the financial year ended December 31, 2025 would have been reduced to S$2.72 million (approximately to US$2.12 million). We expect to continue incurring losses for the foreseeable future as we advance our research and development activities. Our ability to generate sufficient product revenue to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates.

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

Interest rate risk

As at December 31, 2024 and 2025, we had cash and bank balances of S$4.97 million and S$2.10 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. We do not have any equity line of credit facilities.

B.	Liquidity and Capital Resources

Overview

Since our incorporation, we have not generated any revenue from approved commercial sales of product and have incurred losses and negative cash flows from our operations and expect these conditions to continue for the foreseeable future. We have not yet commercialized any of our product candidates, which are in various phases of pre-clinical and clinical development, and we do not expect to generate revenue from commercial sales of any products for the foreseeable future.

As at December 31, 2024 and 2025, we had S$4.97 million and S$2.10 million, respectively, in cash and bank balances. Our liquidity and working capital requirements primarily related to our operating and R&D expenses. Historically, we have funded our operations primarily through proceeds from our Offerings, private equity financing and issuance of convertible loans. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to the net proceeds from our ATM offering as well as other equity and debt financings as and when appropriate. We do not have any equity line of credit facilities.

Cash Flows

The following table summarizes our cash flows for the years presented:

	For the year ended December 31,
	2023	2024	2025
	S$	S$	S$	U.S.$

Net cash used in operating activities	(3,531,196)	(2,709,929)	(3,697,463)	(2,875,389)
Net cash (used in)/generated from investing activities	(2,730,809)	1,126,541	929,283	722,671
Net cash generated from/(used in) financing activities	10,919,885	(64,892)	208,648	162,258
Net changes in cash and cash equivalents	4,657,880	(1,648,280)	(2,559,532)	(1,990,460)
Cash and cash equivalents at beginning of year	1,579,718	6,224,187	4,697,047	3,652,731
Effects of foreign currency translation on cash and cash equivalents	(13,411)	121,140	(42,026)	(32,682)
Cash and cash equivalents at end of year	6,224,187	4,697,047	2,095,489	1,629,589

Operating Activities

During the financial year ended December 31, 2023, net cash used in operating activities amounted to S$3.53 million. This was primarily attributable to the loss for the year of S$4.13 million, adjusted for non-cash charges of S$477,368 for depreciation and amortization, fair value loss on convertible loans and unrealized currency translation losses, S$223,845 in fair value changes on warrant liabilities, S$51,282 in interest expenses, S$285,719 in interest income, S$31,198 in share of results of associate and a net change in working capital of S$104,918.

During the financial year ended December 31, 2024, net cash used in operating activities amounted to S$2.71 million. This was primarily attributable to the loss for the year of S$2.52 million, adjusted for non-cash charges of S$319,330 for depreciation and amortization and unrealized currency translation losses, S$138,292 in fair value changes on warrant liabilities, S$20,313 in interest expenses, S$317,670 in interest income, S$13,765 in share of results of associate and a net change in working capital of S$60,406.

During the financial year ended December 31, 2025, net cash used in operating activities amounted to S$3.70 million. This was primarily attributable to the loss for the year of S$4.00 million, adjusted for non-cash charges of S$459,389 for depreciation and amortization and unrealized currency translation losses, share-based payment expenses of S$694,200, a gain on disposal of investment in an associate of S$294,236, interest income of S$123,898 and a net change in working capital of S$485,506.

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

Net cash generated from investing activities during the financial year ended December 31, 2025 was S$929,283, mainly due to proceeds of S$700,000 from dilution of interest in a subsidiary, proceeds from disposal of an associate of S$517,440 and the withdrawal of fixed deposit of S$273,320. This was partially offset by the purchase of plant and equipment of S$637,850.

Financing Activities

During the financial year ended December 31, 2023, net cash generated from financing activities was S$10.92 million mainly due to the net proceeds from issuance of ordinary shares of S$11.31 million, partially offset by the repayment of a third party loan of S$300,000, interest payment of S$46,713 and repayment of bank borrowings of S$32,984.

During the financial year ended December 31, 2024, net cash used in financing activities was S$64,892, comprising the repayment of bank borrowings of S$34,782, interest payment of S$20,313 and repayment of lease liabilities of S$9,797.

During the financial year ended December 31, 2025, net cash generated from financing activities was S$208,648 mainly due to the net proceeds from issuance of ordinary shares of S$283,094 pursuant to the ATM offering program, offset by the repayment of bank borrowings of S$38,494 and interest payment of S$20,906.

Funding Requirements

Our plan of operation is to continue executing our business strategy, continue R&D of CTM-N2D and our other product candidates and expanding our research pipeline as well as our internal R&D capabilities. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we progress the ANGELICA Trial in collaboration with National University Hospital Singapore, advance our research collaboration with Universiti Malaya and continue the pre-clinical development of our product candidates. In addition, we anticipate incurring increased costs associated with operating as a public listed company. Our future capital requirements will depend on many factors, including:

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

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	S$	S$	S$	S$	S$
Contractual Obligations:
Bank borrowings (1)(2)	494,010	58,694	58,694	176,083	200,539
Lease liabilities (2)	79,821	22,408	22,408	35,005	-
Commitment:
Minimum royalty commitments	135,867	5,067	10,900	32,700	87,200
Loan commitments (3)	500,000	500,000	-	-	-

(1)	Includes scheduled outstanding principal payments as of December 31, 2025.

(2)	Includes interest payments.

(3)	Loan to a third party at 5.0% interest per annum to set up our presence in China.

Other than as shown above, we did not have any significant capital and other commitments, long term obligations or guarantees as of December 31, 2025.

C.	R&D Expenses

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

Recent Developments

The Company has assessed all events occurred from December 31, 2025, up through March 31, 2026, which is the date that these consolidated financial statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

On January 14, 2026, the Company issued and allotted 4,400 ordinary shares pursuant to its ATM offering program for gross proceeds of approximately US$6,000.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The following table sets forth information regarding the current members of our Board of Directors as of the date hereof.

Name	Age	Position/Title
Executive Directors CHOO Chee Kong	68	Director and Chairman
Dr. ZENG Jieming	53	Director and Chief Scientific and Medical Officer

Independent Directors
Prof. LOH Yuin Han (1)	49	Independent Director
Dr. YEW Chak Hua (2)	45	Independent Director
Mark LEONG Kei Wei (3)	50	Independent Director
Dr. TOH Keng Kiat (4)	85	Independent Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Audit Committee and Compensation Committee.
(3)	Audit Committee financial expert, Chair of the Audit Committee and Chair of the Compensation Committee.
(4)	Chair of the Nominating and Corporate Governance Committee and Member of the Audit Committee.

Executive Officers

The following table sets forth information regarding our current executive officers as of the date thereof.

Name	Age	Position/Title
CHOO Chee Kong	68	Chairman and Director
Dr. ZENG Jieming	53	Chief Scientific and Medical Officer and Director
Dr. Lucas LUK Tien Wee	42	Chief Clinical Officer
GOH Yvonne	37	Chief Financial Officer
TAN Yoong Ying	38	Chief Corporate Officer

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

Mr. Mark LEONG Kei Wei was appointed to our Board on April 18, 2023. Also on April 18, 2023, he was appointed as the Audit Committee financial expert, Chair of the Audit Committee and Chair of the Compensation Committee. He presently serves as an independent director and audit committee chairman of four SGX-ST listed companies - LMIRT Management Ltd (SGX-ST stock code: D5IU), the manager of Lippo Malls Indonesia Retail Trust, HS Optimus Holdings Limited (SGX-ST stock code: 504), mDR Limited (SGX-ST stock code: Y3D) and 9R Limited (SGX-ST stock code: 1Y1). He also serves on an ASX listed company - as an executive chairman of Osteopore Limited (ASX stock code: OSX). From April 2023 to December 2023, he was the executive chairman of Lifebrandz Ltd (SGX-ST stock code: 1D3). From March 2021 to April 2023, he was a director of a financial advisory services firm Auspac Financial Advisory Pty Ltd in Australia, and a director of its Singapore subsidiary Auspac Management Services Pte Ltd since September 2021. Mr. Leong was the Chief Operating Officer of SBI Offshore Limited (SGX-ST stock code: 5PL), a company in the Oil & Gas industry from November 2017 to August 2020. Prior to this, he was a director of Pulai Mining Sdn Bhd, an exploration and mining company, from January 2016 to February 2017. From May 2012 to March 2013, he held the role of Vice President (Finance and Investment) of a family office, Colossus Holdings Pte Ltd. From January 2010 to April 2012, Mr. Leong held the dual role of Chief Development Officer and Deputy Chief Executive Officer of Atos Wellness Ltd (ASX stock code: ATW). Between 2002 and 2009, he undertook Chief Financial Officer roles in two SGX-ST listed companies, Westcomb Financial Group Limited (SGX-ST stock code: 5EC) and a subsidiary within Swiber Holdings Ltd (SGX-ST stock code: BGK). Prior to that, he was a senior auditor with KPMG from August 1999 to October 2001. Mr. Leong is a Fellow of the Association of Chartered Certified Accountants (“ACCA”), a Chartered Accountant of the Institute of Singapore Chartered Accountants (“ISCA”), an ASEAN CPA and a Member of the Singapore Institute of Directors (“SID”). We believe that Mr. Leong’s history of serving as executive officer at a publicly traded companies and his broad accounting experience qualifies him to serve on our Board.

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

Compensation of Directors and Executive Officers

For the financial year ended December 31, 2025, we paid an aggregate of S$660,833 to our Directors and executive officers as a group, comprising S$477,971 in cash compensation and S$182,862 in share-based compensation, representing 63,281 Ordinary Shares issued during the year. None of our Directors or executive officers receives pension, retirement or other similar benefits from us, and we have not set aside or accrued any amount to provide such benefits. As a company incorporated in Singapore, we are required by law to make contributions to the Central Provident Fund for all employees who are employed under a contract of service as prescribed under the Central Provident Fund Act 1953. The contribution rates vary, depending on the age of the employee, and whether such employee is a Singapore citizen or permanent resident.

Service Agreements with Executive Officers

Effective April 18, 2023, we entered into service agreements with each of our executive offices. Such service agreements do not have a specified term and provide that such services agreements are terminable for cause at any time. The terms of these service agreements are substantially similar to each other. An executive officer may terminate his employment at any time upon three-months prior written notice. We may immediately terminate in the event of default, misconduct or any breach or non-observance by the employee.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our Company, any proprietary information, technical data, trade secrets and know-how of our Company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our Company. Each of our executive officers has agreed to be bound by restrictive covenants governing confidentiality, a non-solicitation and non-competition restriction that applies to employees, client, customers and executives for one year following termination, and confirmation that all intellectual property developed during the term of his employment belongs exclusively to the Company.

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

As of the date of this Report, we have forty-two (42)  full-time employees. Of these employees, thirty-four (34) employees are engaged in our R&D and manufacturing activities. The rest of our employees carry out office administration and finance functions.

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

Incentive Plan

For future equity awards, our Board has adopted the Incentive Plan to provide an additional means through which to the grant of awards to attract, motivate, retain and reward selected key employees and other eligible persons, including our executive officers. We have also obtained approval for the Incentive Plan from our shareholders. A summary of our Incentive Plan is set out below.

Shares Subject to the Incentive Plan

As of the date of this report, 130,431 Ordinary Shares have been issued under the Incentive Plan. A total of 1,148,686 Ordinary Shares are available for future issuance under the Incentive Plan. If an award granted under the Incentive Plan is forfeited, cancelled, settled, or otherwise terminated without a distribution of shares, the shares underlying that award will again become available for issuance under the Incentive Plan. If shares delivered under the Incentive Plan are tendered or withheld to pay the exercise price of a share option or to satisfy withholding taxes, such shares will again become available for issuance under the Incentive Plan.

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

Please see “Item 7. Major Shareholders and Related Party Transactions” of this annual report for information relating to ownership of our securities by our directors, officers and certain major shareholders.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report for:

●	each beneficial owner of 5% or more of our outstanding Ordinary Shares;
●	each of our directors and executives; and
●	all of our directors and executives as a group.

The following section and tables set forth certain information with respect to the beneficial ownership of our Ordinary Shares and as adjusted to reflect the sale of the Ordinary Shares offered by us in the Offering and the 1-for-380.83 reverse split of our Ordinary Shares effective January 17, 2023.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable within sixty (60) days of the date of this annual report. Percentage ownership calculations are based on 11,828,435 Ordinary Shares, outstanding as of December 31, 2025.

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

	Number of shares	%(3)
Shareholders with 5% or more Ordinary Shares in the Company:
Glorious Finance Limited	3,773,291	31.90%
mDR Limited (2)	1,221,523	10.33%
WANG Shu	883,858	7.47%

Directors and Executive Officers:
CHOO Chee Kong (1)	2,587,746	21.88%
ZENG Jieming	589,239	4.98%
TOH Keng Kiat	4,000	0.03%
YEW Chak Hua	2,469	0.02%
Mark LEONG Kei Wei	-	-%
LOH Yuin Han	4,000	0.03%
Lucas LUK Tien Wee	103,813	0.88%
GOH Yvonne	25,781	0.22%
TAN Yoong Ying	25,781	0.22%
All Directors and Executive Officers as a group (9 persons)	3,342,829	28.26%

(1)	Consists of: (a) 2,075,310 Ordinary Shares held by Glorious Finance Limited (“Glorious Finance”). CHOO Chee Kong (“Mr. Choo”) owns 55.0% of shares in Glorious Finance. Mr. Choo disclaims beneficial ownership of 1,697,981 Ordinary Shares held by Glorious Finance to the extent that he does not have an economic interest therein; (b) 194,112 Ordinary Shares held by EP Capital Inc. (“EP Capital”). Mr. Choo is deemed to beneficially own the 194,112 Ordinary Shares held by EP Capital, and (c) 318,324 Ordinary Shares held directly by Mr. Choo.

(2)	mDR Limited is a public listed company on the Mainboard of the SGX-ST.

(3)	Rounded to the nearest two decimal places.

B.	Related Party Transactions

Other than compensation arrangements for our Directors and executive officers, which are described elsewhere in this annual report, the following includes a summary of transactions since January 1, 2023, and up through March 31, 2026, to which we were or are to be a participant, in which:

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

Dr. Lucas LUK Tien Wee, a shareholders and Chief Executive Officer of LMC, served as a Director of the Company from January 1, 2021 to May 15, 2024, and currently serves as Chief Clinical Officer.

With deep interest in research, LMC has been purchasing small quantities of R&D products from us since 2020. The aggregate transaction amounts for the three-year period ended December 31, 2025 and as of the date of this annual report are as follows:

	2023	2024	2025	From January 1, 2026 to the date of this annual report
	S$	S$	S$	S$

Research income from LMC	183,518	115,277	24,167	3,584

On December 18, 2025, we disposed of our entire 20.0% equity interest in LMC for a consideration of RM1.65 million.

Transactions with EP Capital Inc. (“EP Capital”)

EP Capital is a shareholder of the Company and is wholly owned by Mr. CHOO Chee Kong, our Chairman and Director.

On October 4, 2024, EP Capital subscribed for 20,000 ordinary shares in our subsidiary, LongevityBank Pte Ltd, for a consideration of approximately S$46,565. On December 12, 2025, EP Capital further subscribed 40,000 ordinary shares for a consideration of S$200,000.

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

Individual taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore. All foreign-sourced income received in Singapore on or after January 1, 2004 by a Singapore tax resident individual (except for income received through a partnership in Singapore) is exempt from Singapore income tax if the Comptroller is satisfied that the tax exemption would be beneficial to the individual. Currently, a Singapore tax resident individual is taxed at progressive rates ranging from 0% to 22%. The maximum tax rate will be increased to 24% with effect from the YA 2024.

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

For YA 2025, a corporate income tax rebate of 50% of the corporate income tax payable (the “CIT Rebate”) will be granted to all taxpaying companies, regardless of tax residency status. In addition, active companies that have employed at least one local employee in calendar year 2024 (the “Local Employee Condition”) will receive a minimum benefit of S$2,000 in the form of a CIT rebate cash grant (the “CIT Rebate Cash Grant”). The CIT Rebate is capped at S$40,000 per company, or S$38,000 for companies that receive (or are eligible to receive) the CIT Rebate Cash Grant.

To be eligible for the CIT Rebate Cash Grant, a company must (i) be an active company and (ii) have satisfied the Local Employee Condition. An “active company” refers to a company that is carrying on a trade or business at the time of disbursement of the CIT Rebate Cash Grant. A company is regarded as having satisfied the Local Employee Condition if it made Central Provident Fund (“CPF”) contributions in respect of at least one local employee (being a Singapore citizen or permanent resident), excluding shareholders who are also directors of the company, during calendar year 2024. Eligible active companies, whether tax resident or not, that have satisfied the Local Employee Condition will automatically receive the CIT Rebate Cash Grant by the second quarter of 2025. The CIT Rebate Cash Grant will not be taxable.

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

Types of Company		Chargeable income	Tax rate YA 2025

Resident company:

●	with paid-up capital of 2.5 million Malaysian ringgit (RM) or less, and gross income from business of not more than RM50 million	On the first RM150,000	15%

●	that does not control, directly or indirectly, another company that has paid-up capital of more than RM2.5 million	RM150,001 to RM600,000	17%

●	is not controlled, directly or indirectly, by another company that has paid-up capital of more than RM2.5 million, and	RM600,001 and Subsequent Balance	24%

●	with no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen

Company other than the above category			24%

The implementation of e-invoicing is dependent on the annual turnover or revenue of a taxpayer as illustrated below:

Taxpayers	Implementation Date
Taxpayers with an annual turnover or revenue of more than RM100 million	1 August 2024
Taxpayers with an annual turnover or revenue of more than RM25 million and up to RM100 million	1 January 2025
Taxpayers with an annual turnover or revenue of more than RM5 million and up to RM25 million	1 July 2025
Taxpayers with an annual turnover or revenue of up to RM5 million	1 January 2027

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

Pursuant to the ITA, a non-resident company - namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA - is subject to the following tax rates:

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

Interest rate risk

As of December 31, 2024 and 2025, we had cash and bank balances of S$4.97 million and S$2.10 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. bank interest rates but is minimal. We have not entered into investments for trading or speculative purposes.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OR PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Constitution” for a description of the rights of shareholders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No.333-288033), as amended, (the “Registration Statement”) in relation to our offering up to U.S.$4,304,945 of Ordinary Shares pursuant to our ATM sales agreement with R.F. Lafferty & Co., Inc dated August 18, 2025. The Registration Statement was declared effective by the SEC on June 23, 2025. As of the date of this annual report, the Company has sold 99,123 Ordinary Shares under the ATM sales agreement, generating gross proceeds of U.S.$237,550.

ITEM 15. CONTROLS AND PROCEDURES

2. Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chairman and Chief Financial Officer, regarding the effectiveness of our design and operation of our disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our management, including our Chairman and Chief Financial Officer, concluded that our disclosure controls and procedures as of December 31, 2025 were appropriately designed and operating effectively as of that date, based on the Company’s current stage of development. Our conclusion reflects the fact that we have in place internal resources with adequate knowledge of IFRS and SEC reporting requirements to properly address relevant financial reporting matters. These resources support the proper preparation and review our consolidated financial statements and related disclosures in accordance with IFRS and SEC financial reporting requirements.

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

It should be noted that while our disclosure controls and procedures as of December 31, 2025 were designed at the reasonable assurance level, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, WWC, P.C. for the years ended December 31, 2023, 2024 and 2025:

	2023		2024		2025
Audit Fees[1]	U.S.$	85,000	U.S.$	95,000	U.S.$	105,000
Audit-Related Fees[2]	U.S.$	20,000	U.S.$	20,000	U.S.$	20,000
Tax Fees		-		-		-
All Other Fees		-		-		-

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase its Ordinary Shares on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2025.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, together with the report of WWC, P.C. Certified Public Accountants, is set forth on pages F-1 through F-56 and are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibit
1.1	Constitution of CytoMed Therapeutics Limited (incorporate by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on February 1, 2023)
2.1	Description of Securities registered under Section 12(b) of the Securities Exchange Act of 1934
2.2	Underwriting Agreement (incorporate by reference to Exhibit 1.1 to our registration statement on Form 6-K (File No. 001-41677), initially filed with the SEC on April 18, 2023)
2.3	Form of Representative’s Warrant (incorporate by reference to Exhibit 4.1 to our registration statement on Form 6-K (File No. 001-41677), initially filed with the SEC on April 18, 2023)
2.4	Sales Agreement, dated August 18, 2025, by and between CytoMed Therapeutics Limited and R.F. Lafferty & Co., Inc. (incorporate by reference to Exhibit 10.1 to Form 6-K (File No. 001-41677) filed with the SEC on August 19, 2025)
4.1#	License Agreement, dated June 1, 2018, by and among Exploit Technologies Pte Ltd (now known as Accelerate Technologies Pte. Ltd.) and CytoMed Therapeutics Pte. Ltd. (incorporate by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.2	Addendum to License Agreement, dated December 1, 2020, by and among Accelerate Technologies Pte. Ltd. and CytoMed Therapeutics Pte. Ltd. (incorporate by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.3#	Second Addendum to License Agreement by way of a letter dated September 23, 2021, from CytoMed Therapeutics Pte. Ltd. and accepted by Accelerate Technologies Pte. Ltd. on September 24, 2021(incorporate by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.4#	Third Addendum to License Agreement, effective as of October 18, 2022, by way of a letter dated October 18, 2022, from CytoMed Therapeutics Ptd. Ltd. And accepted by Accelerate Technologies Pte. Ltd. On November 17, 2022 (incorporate by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.5#	Human K562 Cells License Agreement, dated December 16, 2020, by and among Accelerate Technologies Pte. Ltd. and CytoMed Therapeutics Pte. Ltd. (incorporate by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.6#	IPSCs License Agreement, dated October 31, 2020, by and among Accelerate Technologies Pte. Ltd, and Puricell Lab Pte. Ltd. (incorporate by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.7#	Investment Agreement, dated January 20, 2020, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd (incorporate by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.8#	Shareholders Agreement, dated January 20, 2020, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd (incorporate by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.9#	Supplemental Agreement, dated January 20, 2021, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd (incorporate by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.10#	Supplemental Letter Agreement, dated October 28, 2021, by and among Landmark Medical Centre Sdn Bhd, ONG Ah Huay, Lucas LUK Tien Wee, Louisa LUK Tien Sze, Lincoln LUK Tien Wen, CytoMed Therapeutics Pte. Ltd. and CytoMed Therapeutics (Malaysia) Sdn Bhd (incorporate by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)

4.11#	Facility Agreement, dated December 28, 2018, by and among Hong Leong Bank Berhad and CytoMed Therapeutics (Malaysia) Sdn Bhd guaranteed by a Letter of Guarantee, dated December 12, 2018, by and among CHOO Chee Kong and Hong Leong Bank Berhad (incorporate by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.12#	Share Subscription Agreements, dated April 15, 2021, April 30, 2021, May 19, 2021, June 27, 2021, and June 28, 2021, by and among mDR Limited, Glorious Finance Limited, Essex Bio-Investment Limited, Robert Shengchu Huang, I Financial Ventures Group LLC, Jackie W Lee, Lin Zi Tong, Dynatech Ventures Pte Ltd, Shu Fan Frank Lee and CytoMed Therapeutics Pte. Lt (incorporate by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.13#	Investigator-Initiated Clinical Study Agreement, dated March 10, 2023, by and among CytoMed Therapeutics Limited and National University Hospital (Singapore) Pte Ltd. (incorporate by reference to Exhibit 10.23 to our registration statement on Form F-1/A (File No. 333-268456), initially filed with the SEC on March 28, 2023)
4.14	Title Deed (Subsidiary Strata Certificate of Title) (incorporate by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
4.15+	Incentive Plan(incorporate by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-268456), initially filed with the SEC on February 1, 2023)
4.16+	Form of Independent Director Appointment Letter (incorporate by reference to Exhibit 10.18 to our registration statement on Form F-1/A (File No. 333-268456), initially filed with the SEC on February 1, 2023)
4.17+	Form of Service Agreement for Executive Directors and Executives (incorporate by reference to Exhibit 10.19 to our registration statement on Form F-1/A (File No. 333-268456), initially filed with the SEC on February 1, 2023)
8.1	List of Subsidiaries of CytoMed Therapeutics Limited (incorporate by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
11.1	Code of Business and Ethics (incorporate by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-268456), initially filed with the SEC on November 18, 2022)
11.2	Insider Trading Policy (incorporate by reference to Exhibit 11.2 to our registration statement on Form 20-F (File No. 001-41677), initially filed with the SEC on April 22, 2024)
12.1	Rule13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of WWC, P.C.
97.1	Executive Clawback Compensation Policy (incorporate by reference to Exhibit 97.1to our registration statement on Form 20-F (File No. 001-41677), initially filed with the SEC on April 22, 2024)

+	Indicates a management contract or compensatory plan.
#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CYTOMED THERAPEUTICS LIMITED

By:	/s/ Choo Chee Kong
Name:	Choo Chee Kong
Title:	Chairman & Director

Date: March 31, 2026

CYTOMED THERAPEUTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
CytoMed Therapeutics Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial positions of CytoMed Therapeutics Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows in each of the years for the three-year period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

San Mateo, California

March 31, 2026

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

As of December 31, 2024 and 2025

	Note	2024	2025	2025
		S$	S$	U.S.$
ASSETS

Current assets
Trade and other receivables	5	1,030,336	1,567,486	1,218,980
Cash and bank balances	4	4,970,367	2,095,489	1,629,589
Total current assets		6,000,703	3,662,975	2,848,569

Non-current assets
Trade and other receivables	5	500,000	487,282	378,942
Investment in an associate	6	220,950	-	-
Property, plant and equipment	7	3,253,046	3,691,592	2,870,824
Intangible assets	8	93,050	124,894	97,126
Financial assets, at FVOCI	9	-	18,210	14,161
Total non-current assets		4,067,046	4,321,978	3,361,053

Total assets		10,067,749	7,984,953	6,209,622

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	10	441,023	443,867	345,180
Contract liabilities	11	107,742	179,793	139,819
Borrowings	12	37,650	40,847	31,765
Lease liabilities	13	8,262	19,598	15,241
Warrant liabilities	14	11,945	25,064	19,491
Total current liabilities		606,622	709,169	551,496

Non-current liabilities
Borrowings	12	394,310	368,656	286,691
Lease liabilities	13	23,028	53,461	41,575
Total non-current liabilities		417,338	422,117	328,266

Total liabilities		1,023,960	1,131,286	879,762

Capital and reserves
Share capital	15	23,793,950	24,656,909	19,174,826
Capital reserve	16	73,982	526,631	409,543
Share-based payment reserve	17	-	111,225	86,496
Translation reserve		(53,757)	78,273	60,870
Accumulated losses		(14,848,135)	(18,828,592)	(14,642,345)
Equity attributable to owners of the equity		8,966,040	6,544,446	5,089,390
Non-controlling interests		77,749	309,221	240,470
Total equity		9,043,789	6,853,667	5,329,860

Total liabilities and equity		10,067,749	7,984,953	6,209,622

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

For the years ended December 31, 2023, 2024 and 2025

	For the Year ended December 31,
	Note	2023	2024	2025	2025
		S$	S$	S$	U.S.$
Revenue	18	-	69,501	324,387	252,265

Other operating income	19	803,904	784,061	679,716	528,592

Other (losses)/gains including fair value changes on financial instruments - net	20	(492,910)	297,545	140,318	109,120

Private blood banking expenses		-	(17,121)	(67,992)	(52,875)

Research expenses	21	(1,589,693)	(1,909,519)	(2,217,495)	(1,724,469)

Depreciation of property, plant and equipment	7	(101,866)	(109,842)	(196,896)	(153,119)

Amortization of intangible assets	8	(2,187)	(12,557)	(29,900)	(23,252)

Employee benefits expenses	22	(454,143)	(619,327)	(930,564)	(723,667)

Finance expenses	23	(51,282)	(20,313)	(20,906)	(16,258)

Other expenses	24	(2,213,142)	(998,054)	(1,670,613)	(1,299,179)

Share of results of associate	6	(31,198)	13,765	(6,391)	(4,970)

Loss before income tax		(4,132,517)	(2,521,861)	(3,996,336)	(3,107,812)

Income tax expense	25	(653)	-	-	-

Loss for the year		(4,133,170)	(2,521,861)	(3,996,336)	(3,107,812)

Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation (loss)/gain		(89,918)	163,645	132,030	102,675

Total comprehensive loss for the year		(4,223,088)	(2,358,216)	(3,864,306)	(3,005,137)

Loss attributable to:
Equity holders of the Company		(4,132,896)	(2,516,698)	(3,980,457)	(3,095,463)
Non-controlling interests		(274)	(5,163)	(15,879)	(12,349)
Total		(4,133,170)	(2,521,861)	(3,996,336)	(3,107,812)

Total comprehensive loss attributable to:
Equity holders of the Company		(4,222,814)	(2,353,053)	(3,848,427)	(2,992,788)
Non-controlling interests		(274)	(5,163)	(15,879)	(12,349)
Total		(4,223,088)	(2,358,216)	(3,864,306)	(3,005,137)

Loss per share attributable to equity holders of the Company:
Basic and diluted		(0.39)	(0.22)	(0.34)	(0.27)

Weighted average number of ordinary shares used in computing loss per share
Basic and diluted		10,630,344	11,539,834	11,647,225	11,647,225

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2023, 2024 and 2025

	Attributable to equity holders of the Company
	Share capital	Capital reserve	Warrant reserve	Share-based payment reserve	Translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
	S$	S$	S$	S$	S$	S$	S$	S$	S$
Balance at January 1, 2023	8,913,005	-	-	-	(127,484)	(8,198,541)	586,980	(682)	586,298
Total comprehensive loss for the year	-	-	-	-	(89,918)	(4,132,896)	(4,222,814)	(274)	(4,223,088)
Transactions with owners of the Company recognized directly in equity
Warrant exercised before year end	-	-	73,930	-	-	-	73,930	-	73,930
Issuance of shares	14,807,015	-	-	-	-	-	14,807,015	-	14,807,015
	14,807,015	-	73,930	-	-	-	14,880,945	-	14,880,945
Balance at December 31, 2023	23,720,020		73,930	-	(217,402)	(12,331,437)	11,245,111	(956)	11,244,155

Total comprehensive loss for the year	-	-	-	-	163,645	(2,516,698)	(2,353,053)	(5,163)	(2,358,216)
Transactions with owners of the Company recognized directly in equity
Effect of dilution of interest in subsidiaries	-	73,982	-	-	-	-	73,982	83,868	157,850
Warrant reserve capitalized in the year	73,930	-	(73,930)	-	-	-	-	-	-
	73,930	73,982	(73,930)	-	-	-	73,982	83,868	157,850
Balance at December 31, 2024	23,793,950	73,982	-	-	(53,757)	(14,848,135)	8,966,040	77,749	9,043,789

Total comprehensive loss for the year	-	-	-		132,030	(3,980,457)	(3,848,427)	(15,879)	(3,864,306)
Transactions with owners of the Company recognized directly in equity
Issuance of shares	283,094						283,094		283,094
Effect of dilution of interest in subsidiaries	-	452,649	-	-	-	-	452,649	247,351	700,000
Share-based payment	579,865	-	-	111,225	-	-	691,090	-	691,090
	862,959	452,649	-	111,225	-	-	1,426,833	247,351	1,674,184
Balance at December 31, 2025	24,656,909	526,631	-	111,225	78,273	(18,828,592)	6,544,446	309,221	6,853,667

The accompanying notes are an integral part of these consolidated financial statements.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2023, 2024 and 2025

	Note	2023	2024	2025	2025
		S$	S$	S$	U.S.$
Operating activities
Loss before income tax		(4,132,517)	(2,521,861)	(3,996,336)	(3,107,812)
Adjustments for:
Amortization of intangible assets	8	6,396	13,199	30,542	23,751
Depreciation of property, plant and equipment	7	374,752	322,164	371,042	288,547
Fair value losses on convertible loans		98,754	-	-	-
Share of results of associate		31,198	(13,765)	6,391	4,970
Gain on disposal of investment in an associate	6	-	-	(294,236)	(228,817)
Share-based payment	17	-	-	694,200	539,855
Fair value on warrant liabilities at inception date		112,214	-	-	-
Fair value changes on warrant liabilities		111,631	(138,292)	13,119	10,202
Written off of intangible asset		-	-	5,350	4,161
Interest expense		51,282	20,313	20,906	16,258
Interest income		(285,719)	(317,670)	(123,898)	(96,351)
Written off of property, plant and equipment		-	-	3,158	2,456
Unrealized currency translation (gains)/losses		(2,534)	(16,033)	57,805	44,952
Operating cash flows before movements in working capital		(3,634,543)	(2,651,945)	(3,211,957)	(2,497,828)

Trade and other receivables		(5,259)	(79,091)	(557,387)	(433,461)
Contract liabilities		1,952	102,286	72,051	56,032
Trade and other payables		108,225	(83,601)	(170)	(132)
Cash used in operations		(3,529,625)	(2,712,351)	(3,697,463)	(2,875,389)
Income tax paid		(2,194)	-	-	-
Interest received		623	2,422	-	-
Net cash used in operating activities		(3,531,196)	(2,709,929)	(3,697,463)	(2,875,389)

Investing activities
Proceeds from dilution of interest in a subsidiary		-	157,850	700,000	544,365
Loan to a third party - net		-	(500,000)	27,751	21,581
Loan to a related party - net		-	-	(30,066)	(23,381)
Fixed deposits with maturities over 3 months		(2,770,880)	2,497,560	273,320	212,552
Purchase of property, plant and equipment		(58,295)	(1,400,225)	(637,850)	(496,034)
Purchase of intangible assets		-	(94,211)	(65,284)	(50,769)
Proceed from disposal of associate		-	-	517,440	402,395
Fair value through other comprehensive income investment		-	-	(18,210)	(14,161)
Interest received		98,366	465,567	162,182	126,123
Net cash (used in)/generated from investing activities		(2,730,809)	1,126,541	929,283	722,671

Financing activities
Proceeds from issuance of ordinary shares		11,307,024	-	283,094	220,152
Principal payment of third party loan		(300,000)	-	-	-
Principal payment of bank borrowings		(32,984)	(34,782)	(38,494)	(29,935)
Principal payment of lease liabilities		(7,442)	(9,797)	(15,046)	(11,701)
Interest paid		(46,713)	(20,313)	(20,906)	(16,258)
Net cash generated from/(used in) financing activities		10,919,885	(64,892)	208,648	162,258

Net increase/(decrease) in cash and cash equivalents		4,657,880	(1,648,280)	(2,559,532)	(1,990,460)
Cash and cash equivalents at beginning of year		1,579,718	6,224,187	4,697,047	3,652,731
Effects of foreign currency translation on cash and cash equivalents		(13,411)	121,140	(42,026)	(32,682)
Cash and cash equivalents at end of year		6,224,187	4,697,047	2,095,489	1,629,589

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

1 GENERAL

On March 9, 2018, CytoMed Therapeutics Limited (the former name: CytoMed Therapeutics Pte. Ltd.) (the “Company”) was incorporated and domiciled in the Republic of Singapore. The address of its registered office is at 1 Commonwealth Lane, #08-22, Singapore 149544. The Company is headquartered in Singapore and conducts its operations domestically and in Malaysia. On January 19, 2023, the Company had converted to a public limited company and the name of the Company has changed from “CytoMed Therapeutics Pte. Ltd.” to “CytoMed Therapeutics Limited” and that the name “CytoMed Therapeutics Limited” has substituted for “CytoMed Therapeutics Pte. Ltd.” wherever “CytoMed Therapeutics Pte. Ltd.” appears in the Constitution of the Company.

The Company’s immediate and ultimate holding corporation is Glorious Finance Limited, incorporated in the British Virgin Islands.

The principal activities of the Company are to carry on the business of innate immune cell-based immunotherapy, pluripotent stem cell-based therapy and undertaking the research and development of immune cell and stem cell-based therapy. The Company operates primarily through its wholly owned subsidiary, CytoMed Therapeutics (Malaysia) Sdn. Bhd., which is incorporated and domiciled in Malaysia. This subsidiary focuses on manufacturing innate immune cell-based immunotherapy and pluripotent stem cell-based therapy, providing consultancy services, and conducting research and development in immune cell and stem cell-based therapies to advance cellular immunotherapy for cancer treatment. Additionally, the Company is involved in cord blood banking and cord blood-derived cell therapy through its subsidiary, IPSC Depository Sdn. Bhd.

The principal activities of the subsidiaries of the Company (the “Company” or collectively known as the “Group”) are as follows:

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			2024	2025
			%	%
Advance Cancer Centre Pte Ltd	Investment, research and development of medical technologies	Singapore	100	100

CytoMed Therapeutics (Malaysia) Sdn Bhd	Research, development and manufacturing of stem cells and innate immune cell-based immune-therapeutics, research and development of induced pluripotent stem cell-based immune-therapeutics	Malaysia	100	100

LongevityBank Pte Ltd	Stem cell and immune cell banking	Singapore	90	77+

Held by LongevityBank Pte Ltd

IPSC Depository Sdn Bhd	Processing and banking of cells including cord blood stem cells and development on cell-based therapy	Malaysia	90	77+

Puricell Lab Pte Ltd	Research and development of induced pluripotent stem cell-based biologics and medical technologies	Singapore	95	73+

+ Rounded to the nearest whole %

The principal activities of the associate are disclosed in Note 6 to the consolidated financial statements.

On August 22, 2025, the Company transferred its entire equity interest in Puricell Lab Pte Ltd (“Puricell Lab”) to its subsidiary, LongevityBank Pte Ltd (“LongevityBank”) for a nominal cash consideration of S$1. As a result, the effective equity interest held in Puricell Lab diluted from 95% to 86%.

On December 26, 2025, the Company injected additional capital to its subsidiary, CytoMed Therapeutics (Malaysia) Sdn. Bhd. (“CytoMed Malaysia”) amounting approximately MYR7.5 million. As a result of this capital injection, the effective equity interest held in CytoMed Malaysia remains at 100%.

On December 12, 2025, the Company issued and allotted 140,000 ordinary shares in its subsidiary, LongevityBank amounting to S$700,000 to a third party and a related party. As a result of this capital injection, the effective equity interest held in LongevityBank diluted from 90% to 77% whereas effective equity interest held in Puricell Lab further diluted from 86% to 73%.

These activities do not result in loss of control which are accounted for as transactions with owners in their capacity as owners. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative ownership. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

Non-controlling interests (“NCI”)

The following table illustrates the summarized financial information of the Group’s material NCI (and not the Group’s share of those amounts), adjusted for difference in accounting policies between the Group and the subsidiaries, if any.

	2023	2024	2025
	S$	S$	S$

Revenue	-	69,501	324,387
Loss before tax	-	(96,735)	(158,832)
Income tax expenses	-	-	-
Loss after tax	-	(96,735)	(158,832)
Loss allocated to NCI	-	(5,163)	(15,879)
Other comprehensive gain allocated to NCI	-	-	-
Total comprehensive loss allocated to NCI	-	(5,163)	(15,879)

Cash flows generated from operating activities	-	32,697	306,016
Cash flows used in investing activities	-	(808,924)	(455,463)
Cash flows generated from financing activities	-	849,938	700,000
Net cash inflows	-	73,711	550,553

	2023	2024	2025
	S$	S$	S$

Current assets	-	141,490	827,839
Non-current assets	-	811,158	1,226,368
Current liabilities	-	(174,894)	(656,069)
Non-current liabilities	-	(31,290)	(52,582)
Net (liabilities)/assets	-	746,464	1,345,556

Accumulated NCI	-	77,749	309,221
Less: fair value adjustments	-	-	-
Adjusted accumulated NCI	-	77,749	309,221

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

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

Adoption of new and revised standards

At the date of authorization of those financial statements, the Group has not adopted the new and revised IFRSs and amendments to IFRSs that have been issued but are not yet effective to them. Unless otherwise disclosed, the Group is in the process of assessing the full impact of the above standards and amendments to published standards on the financial statements of the Group in the year of initial application.

New and revised standards in issued but not yet effective

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including the Consequential Amendments)	Effective date (annual periods beginning on or after)
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

CONVENIENCE TRANSLATION

Translations of amounts in the consolidated statements of financial positions, consolidated statements of profit or loss and other comprehensive loss, and consolidated statement of cash flows from SGD into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 = SGD1.2859, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

FINANCIAL ASSETS

(a)	Classification and measurement

The Group classifies its financial assets in the following measurement categories:

● Amortized cost;

● Fair value through other comprehensive income (“FVOCI”); and

● Fair value through profit or loss (“FVTPL”).

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of the financial assets not a FVTPL, transaction cost that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

At subsequent measurement

(i) Debt instrument - Debt instruments mainly comprised of cash and bank balances and other receivables (excluding prepayments).

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

(ii) Equity instrument

The Group subsequently measures all its equity investments at their fair values. Equity investments are classified as FVTPL with movements in their fair values recognized in profit or loss in the period in which the changes arise and presented in “other gains and losses”, except for those equity securities which are not held for trading. The Group has elected to recognize changes in fair value of equity securities not held for trading in other comprehensive income as these are strategic investments and the Group considers this to be more relevant.

Movements in fair values of investments classified as FVOCI are presented as “fair value gains/losses” in other comprehensive income and accumulated within “fair value reserve” in equity. Dividends from equity investments are recognized in profit or loss as “dividend income”.

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

On disposal of an equity investment, the difference between the carrying amount and sales proceed is recognized in profit or loss if there was no election made to recognize fair value changes in other comprehensive income. If there was an election made, any difference between the carrying amount and sales proceed amount would be recognized in other comprehensive income and transferred to retained profits along with the amount previously recognized in other comprehensive income relating to that asset.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

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

The warrants are initially recognized at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognized in profit or loss until the warrants are exercised or expire. At the date of inception, no quoted prices in an active market are available for these financial liabilities. These financial liabilities were valued by using valuation technique as set out in the Notes 3 and 14 to the consolidated financial statements.

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

(b)	Intellectual properties licenses

Intellectual properties licenses acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 5 years, which is the shorter of their estimated useful lives and periods of contractual rights.

(c)	Computer software licenses

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

The acquired customer relationships are initially recognized at fair value, determined based on the discounted cash flows expected to be generated from the acquired customer base over a five-year period, taking into account the normal working capital requirements associated with maintaining those relationships.

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

(f)	Acquired technical disclosure

Acquired technical disclosure is initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 5 years which is the expected period to generate economic benefits.

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

(c)	Share-based compensation benefits

The Group operates equity-settled, share-based compensation plans, where shares are issued by the Company to eligible executives, directors and employees of the Group. The value of the employee services received in exchange for the grant of the shares is recognized as an expense in profit or loss with a corresponding entry to reserves over the vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted at the grant date and the number of shares vested by vesting date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in the estimates of the number of shares that are expected to become vested.

The fair value of services received from the employees of the Company and its subsidiaries in exchange for the grant of the shares are essentially services rendered in the past, are charged out to profit or loss immediately, unless they can be capitalized as part of the cost of a self-constructed asset. Before the end of the vesting period, at each reporting date, the Company will revise its estimates of the number of shares that are expected to be vested at the vesting date and it recognizes the impact of this revision in profit or loss with a corresponding adjustment to equity. After the vesting date, no adjustment to profit or loss is made. For performance shares that are expected to be granted, due to services received before grant date, the total amount to be recognized over the vesting period is determined by reference to the fair value of the performance shares at the end of the reporting period, until the date of grant has been established. Upon vesting of shares, reserves relating to the vested shares will be transferred to retained earnings.

Where the terms of a share-based compensation plan are modified, the expense that has yet to be recognized for the award, is recognized over the remaining vesting period as if the terms had not been modified. Additional expense is recognized for any increase in the total fair value of the share due to the modification, as measured at the date of the modification.

PROVISIONS - Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event. It is probable that the Group will be required to settle the obligation, and the amount can be reliably estimated.

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

Years ended December 31, 2023, 2024 and 2025

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

Private blood banking service income – Revenue from private blood banking services (storage and retrieval services) is recognized when the Group satisfies a performance obligation by transferring control of a promised service to the customer. The amount of revenue recognized is the amount of the fixed transaction price allocated to each satisfied performance obligation.

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

R&D expenses consist primarily of costs incurred for our research and pre-clinical activities, which include:

●	salaries, welfare benefits and other related expenses for the employees engaged in R&D functions;
●	costs of manufacturing product candidates and consultants engaged in research, pre-clinical studies and potential future clinical trials;
●	expenses related to the upkeep of the facilities we use, which include expenses for maintenance of facilities and laboratory equipment;
●	costs related to regulatory compliance; and
●	royalty payments for our intellectual properties used in research activities.

GOVERNMENT GRANTS - Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

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

Foreign exchange gains and losses that relate to borrowings are presented in the profit or loss within “Finance expenses”. All other foreign exchange gains and losses impacting profit or loss are presented in the profit or loss within “Other (losses)/gains - net”.

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

Years ended December 31, 2023, 2024 and 2025

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

CASH AND BANK BALANCES - For the purpose of presentation in the consolidated statement of cash flows, cash and bank balances include cash on hand, deposits with financial institutions which are subject to an insignificant risk of change in value.

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

Years ended December 31, 2023, 2024 and 2025

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

Years ended December 31, 2023, 2024 and 2025

Property, plant and equipment mainly consist of freehold land, building, and laboratory equipment. Management has assessed that there were no objective evidence or indication that the carrying amounts of the Group’s property, plant and equipment may not be recoverable as at the end of reporting date. Accordingly, impairment assessment is not required.

(b)	Valuation of warrants (Note 14)

A warrant that provides the holder with the right to buy a fixed number of equity instruments of the Company of the warrant for an exercise price that will be fixed at a future date. At initial recognition, because of the variability in the exercise price, the Company in applying paragraph 16 of IAS 32 Financial Instruments: Presentation classifies the warrants as financial liabilities at FVTPL as this derivative financial instrument does not meet the criteria of settlement by the Company in exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments so called “fixed-for-fixed condition”. In other words, the number of share to be settled is determined based on the variable inputs including volume weighted average observable price.

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

Taking into account factors impacting the valuation of warrants being 10% of expected volatility higher or lower than expected, this would result a potential outcome in an increase or decrease of the warrant liabilities amounting to approximately S$7,000 (2024: S$24,000) in profit or loss. As at the end of the reporting period, key assumptions assessed by the management were disclosed in the Note 14 to the consolidated financial statements.

(c)	Shares based compensation (Note 17)

Equity-settled share-based payments are measured at fair value of the equity instruments (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period with a corresponding credit to the share-based payment reserve, based on the Group’s estimate of the number of equity instruments that will eventually vest and adjusted for the effect of non market-based vesting conditions. At the end of each financial year, the Group revises the estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period with a corresponding adjustment to the share-based payment reserve.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

4 CASH AND BANK BALANCES

For the purpose of the consolidated statements of cash flows, cash and bank balances comprise the following:

	2024	2025
	S$	S$
Cash at banks	514,490	1,215,529
Cash on hand	398	277
Short-term fixed deposits	4,455,479	879,683
	4,970,367	2,095,489
Less: Fixed deposits with maturities over 3 months	(273,320)	-
Cash and cash equivalents on consolidated statements of cash flows	4,697,047	2,095,489

Fixed deposits are placed for a period ranging between 1 month and 2 months (2024: 1 month and 12 months) with the effective interest rates on the fixed deposits range from between 2.70% to 3.92% (2024: 2.73% to 5.32%) per annum.

5 TRADE AND OTHER RECEIVABLES

	2024	2025
	S$	S$
Non-Current
Other receivables	500,000	487,282

Current
Trade receivables	18,782	103,859
Other receivables:
Prepayments	39,847	338,796
Prepaid consumables	838,825	1,067,502
Goods and services tax receivable	2,892	5,246
Sundry deposits	30,456	29,134
Other receivables	63,123	21,808
Interest receivables	36,411	1,141
Total	1,030,336	1,567,486

As of December 31, 2025, the non-current other receivables include: (i) loan to a third party of S$472,249 (December 31, 2024: S$500,000) with a maturity tenure of 3 years and collectible by the end of 3-year (December 31, 2024: 3-year) tenure which bears interest rate of 5% (December 31, 2024: 5%) per annum to carry out an investigator initiated trial in People’s Republic of China. The remaining commitments and details of the said investigator-initiated trial have been disclosed in Note 26 to the consolidated financial statements; and (ii) an amount due from an immediate family of a key management personnel which is unsecured, interest-free and repayable over a period of 2 years via 24 monthly instalments.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

6 INVESTMENT IN AN ASSOCIATE

The Group’s investment in the associate is summarized below:

	2024	2025
	S$	S$
Beginning of financial year	195,073	220,950
Share of post-acquisition profit/(losses)	13,765	(6,391)
Disposal	-	(223,204)
Currency realignment	12,112	8,645
End of financial year	220,950	-

Management has assessed the recoverable amount of the investment in associate calculation based on its value in use (“VIU”), using discounted cash flow forecasts covering a five-year period in which the management made judgements over certain key inputs in relation to cash flows, revenue growth rates and discount rate. It was concluded that the fair value less costs of disposal did not exceed the VIU. As a result of this analysis no impairment loss was recognized during the year ended December 31, 2024.

Key assumptions used to determine the value in use of the investment in associate are as follows:

2024
%
Revenue growth rate	7.53
Discount rate	13.90

Name of entity	Principal activities	Country of business / incorporation	Group’s effective equity interest held
			2024	2025
			%	%
Landmark Medical Centre Sdn Bhd	Operations of private specialist hospital	Malaysia	20	Nil

The following table illustrates the summarized financial information of the Group’s material associate (and not the Group’s share of those amounts), adjusted for difference in accounting policies between the Group and the associate, if any.

2024
S$

Current assets	558,877
Non-current assets (including fair value of hospital license)	798,401
Current liabilities	(75,061)
Non-current liabilities	(177,468)
Adjusted net assets of the associate	1,104,749

Revenue	810,223
Profit for the year	68,827

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s investment in the associate is as follows:

2024
S$
Adjusted net assets	1,104,749

Group’s equity interest	20%
Group share of net assets	220,950
Carrying value	220,950

On December 18, 2025, the Group completed the disposal of its entire 20% equity interest in Landmark Medical Centre Sdn Bhd.

The Group received cash consideration of S$517,440 (equivalent to RM1.65 million) for the disposal. The carrying amount of the investment at the date of disposal was S$223,204.

Accordingly, the Group recognized a gain on disposal of S$294,236 in profit or loss.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

7 PROPERTY, PLANT AND EQUIPMENT

	Building	Freehold land	Laboratory equipment	Motor vehicle	Furniture, fittings and equipment	Renovation	Right-of-use assets	Total
	S$	S$	S$	S$	S$	S$	S$	S$
Cost:
At January 1, 2024	1,060,463	372,206	1,209,171	47,061	283,143	457,403	-	3,429,447
Addition	899,110	193,673	123,340	-	100,446	83,656	34,740	1,434,965
Currency realignment	33,872	22,162	59,870	2,802	14,352	22,452	-	155,510
At December 31, 2024	1,993,445	588,041	1,392,381	49,863	397,941	563,511	34,740	5,019,922
Addition	-	-	571,190	-	47,233	19,427	54,255	692,105
Written off	-	-	(3,859)	-	-	-	-	(3,859)
Currency realignment	60,214	23,575	66,098	1,999	15,680	20,017	3,199	190,782
At December 31, 2025	2,053,659	611,616	2,025,810	51,862	460,854	602,955	92,194	5,898,950

Accumulated depreciation:
At January 1, 2024	113,649	-	801,368	45,492	234,031	170,154	-	1,364,694
Addition	52,004		176,228	1,604	37,719	51,116	3,493	322,164
Currency realignment	3,577		49,025	2,767	13,753	10,770	126	80,018
At December 31, 2024	169,230	-	1,026,621	49,863	285,503	232,040	3,619	1,766,876
Addition	69,282		187,486	-	39,711	58,587	15,976	371,042
Written off	-	-	(701)	-	-	-	-	(701)
Currency realignment	4,219	-	41,859	1,999	11,341	10,046	677	70,141
At December 31, 2025	242,731		1,255,265	51,862	336,555	300,673	20,272	2,207,358

Carrying amount:
At December 31, 2024	1,824,215	588,041	365,760	-	112,438	331,471	31,121	3,253,046

At December 31, 2025	1,810,928	611,616	770,545	-	124,299	302,282	71,922	3,691,592

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

Motor vehicle is acquired under finance leasing arrangement which was fully paid in the year.

The right-of-use assets represent leases of an office premise and a laboratory. The lease of office premise is for 4 years from August 1, 2024 and the lease of laboratory is for 5 years from May 1, 2025. Details of the lease liabilities are disclosed in Note 13.

As of December 31, 2025, the Company capitalized right-of-use assets with an aggregate non-cash cost of S$54,255 (2024: S$34,740). As a result, the cash outflow on acquisition of property, plant and equipment amounting to S$637,850 (2024: 1,400,225) as disclosed in the consolidated statements of cash flows.

As of December 31, 2025, bank borrowing is secured by the freehold land and building of the Group with carrying amount of S$964,845 (2024: S$937,700).

Depreciation expense included in the consolidated statements of profit or loss and other comprehensive loss is analyzed as follows:

	2024	2025
	S$	S$

Depreciation of property, plant and equipment (per above)	322,164	371,042
Less: Accounted under
“Research expenses” (Note 21)	(212,322)	(174,146)
	109,842	196,896

8 INTANGIBLE ASSETS

	2024	2025
	S$	S$

Goodwill	355	355
Intellectual properties licenses (Note (a))	7,276	1,284
Computer software licenses (Note (b))	1,980	-
Acquired customer relationship (Note (c))	51,122	47,855
Acquired private blood bank license (Note (d))	32,317	11,204
Acquired technical disclosure (Note (e))	-	64,196
	93,050	124,894

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(a)	Acquired intellectual properties licenses

	2024	2025
	S$	S$

Cost:
At beginning of financial year	62,060	62,060
Written off	-	(5,350)
At end of financial year	62,060	56,710

Accumulated amortization:
At beginning of financial year	54,142	54,784
Amortization charge	642	642
At end of financial year	54,784	55,426

Carrying value	7,276	1,284

On March 27, 2025, the intellectual properties license is written off due to the termination of the Know-How License agreement.

(b)	Computer software licenses

	2024	2025
	S$	S$

Cost:
At beginning of financial year	11,737	11,793
Currency realignment	56	39
At end of financial year	11,793	11,832

Accumulated amortization:
At beginning of financial year	7,597	9,813
Amortization charge	2,160	1,980
Currency realignment	56	39
At end of financial year	9,813	11,832

Carrying value	1,980	-

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(c)	Acquired customer relationship

	2024	2025
	S$	S$

Cost:
At beginning of financial year	-	51,122
Addition	51,122	-
Currency realignment	-	2,050
At end of financial year	51,122	53,172

Accumulated amortization:
At beginning of financial year	-	-
Amortization charge	-	5,146
Currency realignment	-	171
At end of financial year	-	5,317

Carrying value	51,122	47,855

(d)	Acquired private blood bank license

	2024	2025
	S$	S$

Cost:
At beginning of financial year	-	43,089
Addition	43,089	-
Currency realignment	-	1,727
At end of financial year	43,089	44,816

Accumulated amortization:
At beginning of financial year	-	10,772
Amortization charge	10,397	21,686
Currency realignment	375	1,154
At end of financial year	10,772	33,612

Carrying value	32,317	11,204

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(e)	Acquired technical disclosure

	2024	2025
	S$	S$

Cost:
At beginning of financial year	-	-
Addition	-	65,284
At end of financial year	-	65,284

Accumulated amortization:
At beginning of financial year	-	-
Amortization charge	-	1,088
At end of financial year	-	1,088

Carrying value	-	64,196

(f)	Amortization expense is analyzed as followed:

	2024	2025
	S$	S$

Intellectual properties licenses	642	642
Computer software licenses	2,160	1,980
Acquired customer relationship	-	5,146
Acquired private blood bank license	10,397	21,686
Acquired technical disclosure	-	1,088
Total	13,199	30,542
Less: Accounted under
“Research expenses” (Note 21)	(642)	(642)
	12,557	29,900

Management has evaluated, assessed and concluded that there is no indication of impairment for the intangible assets as a whole, and accordingly no impairment allowance is necessary.

9 FINANCIAL ASSETS, AT FVOCI

	2024	2025
	S$	S$

At beginning of financial year	-	-
Additions	-	18,210
At end of financial year	-	18,210

The investment represents an equity investment in an entity in Malaysia engaged in the provision of general medical clinic services. The management considers and assesses that adjusted cost represents an appropriate estimate of fair value for the unquoted equity investment as at the reporting date. The investment is not quoted in an active market and therefore does not have an observable market price. It was acquired during the current financial year, and the investee operates with minimal revenue generation and limited operating history. In view of its unaudited financials, there have been no significant changes in the investee’s financial position, performance, or external market conditions since acquisition, and no recent observable transactions for the shares exist.

The deemed fair value changes make up to an clearly trivial amount. Accordingly, management concludes that adjusted cost represents the best estimate of fair value at year end, as there is insufficient more recent information to indicate that fair value differs materially from the transaction price.

The fair valuation methodology is considered at Level 3 fair value hierarchy as these inputs are unobservable inputs for the financial asset.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

10 TRADE AND OTHER PAYABLES

	2024	2025
	S$	S$

Trade payable	38,633	124,742
Other payables	37,292	61,077
Accrued operating expenses	363,690	252,379
Deferred income	1,408	3,014
Sales and services tax payable	-	2,655
Total	441,023	443,867

Trade and other payables including amounts due to directors were unsecured, interest-free, and repayable on demand.

11 CONTRACT LIABILITIES

(a)	Contract balances

	2024	2025
	S$	S$

Contract liabilities	107,742	179,793

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services mainly derived from the private blood banking business. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

These liabilities are reported as contract liabilities on a contract by contract basis at the end of each reporting period. Significant changes in the contract liabilities balances during the financial year was mainly arriving from the increases due to cash received, excluding amounts recognized as revenue during the financial year.

(b)	Unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follows:

	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
	S$	S$	S$
Partially and fully unsatisfied performance obligations as at:
December 31, 2024	485,000	250,000	30,000
December 31, 2025	802,000	372,000	31,000

The management is not disclosing the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations as at December 31, 2024 and December 31, 2025 that may be recognized as revenue in the next 12 months as permitted under the IFRS 15 due to the aggregated transaction price allocated to the period of these unsatisfied contracts was one year or less, or are billed based on time incurred. These amounts do not include variable consideration, which is subject to significant risk of reversal.

12 BORROWINGS

	2024	2025
	S$	S$

Current
Bank loan	37,650	40,847

Non-current
Bank loan	394,310	368,656

Total	431,960	409,503

Note:

Bank loan:	Principal amount of RM2,000,000 (equivalent to S$633,000) withdrawn from a financial institution, which is charged an effective interest rate of 4.39% (2024: 4.53%) per annum and repayable over 180 months in equal monthly instalments of RM15,454 (equivalent to S$4,891).

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

12 BORROWINGS (continued)

The exposure of the borrowing of the Group to interest rate changes and the contractual repayment dates at the balance sheet date are as follows:

	2024	2025
	S$	S$

6 months or less	18,690	20,265
6 - 12 months	18,960	20,582
1 - 5 years	168,790	183,301
Over 5 years	225,520	185,355
Total	431,960	409,503

The loan is secured over building and freehold land (Note 7) and personal guarantees by a director.

13 LEASE LIABILITIES

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2024	2025
	S$	S$

At beginning of year	6,324	31,290
Addition in the year	34,740	54,255
Currency realignment	23	2,560
Interest charged (Note 23)	629	2,597
Payment made	(10,426)	(17,643)
At end of year	31,290	73,059

Presentation on

Consolidated Statements of Financial Positions:

	2024	2025
	S$	S$

Current	8,262	19,598
Non-current	23,028	53,461
Total	31,290	73,059

The effective interest rate applied to the lease liabilities recognized in the statements of financial positions is 6.64% (2023: 4.73%) per annum.

Lease liabilities consist a financial lease secured over a motor vehicle, and operating leases for an office premises and a laboratory which are recognized as right-of-use assets classified within “property, plant and equipment”.

Total cash outflow for leases amounts to S$22,910 (2024: S$13,641) (including low-value assets rental).

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

14 WARRANT LIABILITIES AND WARRANT RESERVE

(a)	Warrant Liabilities

	Number of warrants	Amount S$	Weighted Average Exercise Price US$

2024
Beginning of financial year	72,371	146,613	-
Fair value changes to profit or loss	-	(138,292)	-
Currency realignment	-	3,624	-
End of financial year	72,371	11,945

	Number of warrants	Amount S$	Weighted Average Exercise Price US$

2025
Beginning of financial year	72,371	11,945	-
Fair value changes to profit or loss	-	13,119	-
End of financial year	72,371	25,064

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

The outstanding Representative’s Warrants are recognized as warrant liabilities as of December 31, 2025 and are measured at fair value at their inception date and subsequently remeasured at each reporting period with changes being recorded in the statement of profit or loss.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

The Representative’s Warrants are considered at Level 2 fair value hierarchy. The fair value of the warrants was determined by using Black-Scholes option pricing model using the key assumptions as follows:

As at December 31, 2024
Expected volatility		5.77%
Risk-free interest rate		4.57%
Expected term (years)		3
Exercise price	US$	4.00
Spot price	US$	3.40
Fair value of warrant	US$	0.12

As at December 31, 2025
Expected volatility		79.28%
Risk-free interest rate		4.15%
Expected term (years)		2
Exercise price	US$	4.00
Spot price	US$	1.34
Fair value of warrant	US$	0.27

The fair value of the warrants was determined by using Black-Scholes option pricing model using the following key assumptions and their inter-relationship between significant observable inputs as follows:

Significant variable observable inputs	Inter-relationship between significant observable inputs and fair value measurements

Expected volatility determined based on the annualized volatility of the trading prices for the past one year	An increase in expected volatility, while holding all other variables constant, would result in an increase in the fair value measurement and vice versa.

Risk-free interest rate determined based on the appropriate daily treasure par yield curve rate	An increase in risk-free interest rate, while holding all other variables constant, would result in an increase in the fair value measurement and vice versa.

(b)	Warrant Reserve

	2024	2025
	S$	S$

At beginning of year	73,930	-
Warrant reserve capitalized in the year	(73,930)	-
At end of year	-	-

Warrant reserve of S$73,930 was capitalized after the shares were issued in year 2024.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

15 SHARE CAPITAL

	2024	2025
Number of shares:
At beginning of financial year	11,529,328	11,540,000
Warrant exercised	10,672	-
Issuance of ordinary shares	-	288,435
At end of financial year	11,540,000	11,828,435

Paid-up capital (S$):
At beginning of financial year	23,720,020	23,793,950
Issuance of ordinary shares	-	283,094
Capitalization of share-based payment reserve	-	579,865
Issuance of ordinary shares from the exercise of warrants	73,930	-
At end of financial year	23,793,950	24,656,909

The paid-up ordinary shares have no par value and carry one vote per share and carry a right to dividends as and when declared by the Company.

Paid-up capital

For the financial year ended December 31, 2024:

The newly issued shares rank pari passu in all aspects with the previously issued shares.

On January 3, 2024, the warrant holder exercises its warrants of S$54,154 into 7,860 ordinary shares.

On January 17, 2024, the warrant holder exercises its warrants of S$19,776 into 2,812 ordinary shares.

For the financial year ended December 31, 2025:

The newly issued shares rank pari passu in all aspects with the previously issued shares.

On July 1, 2025, the Company issued 130,431 ordinary shares pursuant to the 2023 Equity Incentive Plan with an aggregate value of S$397,003.

On July 1, 2025, the Company issued 63,281 ordinary shares in recognition of the contributions made by its affiliates to the development and growth of the Group’s business with an aggregate value of S$182,862.

During the financial year ended 31 December 2025, the Company issued and sold 94,723 ordinary shares pursuant to its At-the-Market (“ATM”) offering program for aggregate gross proceeds of S$300,512. Offering expenses of S$17,418 directly attributable to the issuance of the new shares were deducted from equity.

16 CAPITAL RESERVE

Capital reserve constitutes changes in ownership interests in subsidiaries that do not result in a loss of control that are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity as capital reserve and attributed to the owner of the Company. The carrying amounts of the controlling interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

17 SHARE-BASED PAYMENT RESERVE

On April 18, 2023, the Directors of the Company approved the CytoMed Therapeutics Limited 2023 Equity Incentive Plan (subsequently amended and restated as “2023 Equity Incentive Plan”). The securities registered hereby consist of 1,279,117 ordinary shares of no par value of the Company (the “Ordinary Shares”), which represent the number of Ordinary Shares that were authorized under the 2023 Equity Incentive Plan. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this is also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2023 Equity Incentive Plan. Any Ordinary Shares covered by an award granted under the 2023 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares that may be issued under the 2023 Equity Incentive Plan.

During the year, the Company granted a total of 130,431 Ordinary Shares to its employees and advisors (“Qualified Person”). The Company recognizes share based payment reserve based on the cumulative value of services received from the Qualified Person of the Company recorded over the vesting period commencing from the grant date of equity compensation plan awards (i.e. 2023 Equity Incentive Plan), and is increase by the expiry of the equity compensation plan awards. The fair values of the equity compensation plan awards were determined by reference to the grant date fair value and recognized over the vesting period.

Share-based payment reserve arising from granting of ordinary shares to employees and advisors represents the difference between the market price and the settlement price on ordinary shares which were transferred from the Company, to employees and advisors of Group as a reward for their services with the Group.

	2024	2025
	S$	S$
At beginning of financial year	-	-
Share-based payment to advisors	-	384,952
Share-based payment to employees (Note 22)	-	309,248
Currency realignment	-	(3,110)
Share issued and capitalized in the year	-	(579,865)
At end of financial year	-	111,225

For equity-settled share-based payment transactions, the fair value of the services received is recognized as an expense with a corresponding increase in equity over the vesting period during which the employees and advisors become unconditionally entitled to the equity instrument. The fair value of the services received is determined by reference to the fair value of the equity instrument granted at the grant date. At each reporting date, the number of equity instruments that are expected to be vested are estimated. The impact on the revision of original estimates is recognized as an expense and as a corresponding adjustment to equity over the remaining vesting period, unless the revision to original estimates is due to market conditions. No adjustment is made if the revision or actual outcome differs from the original estimate due to market conditions. The Group recognizes the effect of modification that increase the total fair value of the share-based payment arrangement. The incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity-settled share-based payments transactions vest.

18 REVENUE

The Company’s revenues are primarily derived from the provision of cord blood and cells storage services (“private blood banking services”). The Company derives revenue from transfer of services over time or at a point in time in the following major type of services.

	2023	2024	2025
	S$	S$	S$
Over time
Revenue from private blood banking services	-	64,214	279,661

At a point of time
Revenue from retrieval and enrollment of private blood banking services	-	5,287	44,726

Total	-	69,501	324,387

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

19 OTHER OPERATING INCOME

	2023	2024	2025
	S$	S$	S$
Government grants:
Hiring Incentive and Training Programme	3,459	-	-
Market Readiness Assistance Grant	-	15,447	-
BeST 2.0	-	-	4,901
Others	4,112	11,715	3,530
Research income	507,736	433,871	536,461
Interest income	285,719	317,670	123,898
Rental income	-	-	8,423
Others	2,878	5,358	2,503
Total	803,904	784,061	679,716

The Hiring Incentive and Training Programme is an economic recovery incentive introduced in Malaysia to promote job creation among employers while increasing employment prospects.

The Market Readiness Assistance (“MRA”) grant helps companies expand into new markets overseas by defraying the costs of overseas market promotion, business development and set-up.

The BioAgrotech & BioPharmaceutical Employability and Entrepreneurship Specialized Talents Programme 2.0 (“BeST 2.0”) is a Malaysian government initiative designed to train and place graduates in the biotech industry.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

20 OTHER (LOSSES)/GAINS INCLUDING FAIR VALUE CHANGES ON FINANCIAL INSTRUMENTS - NET

	2023	2024	2025
	S$	S$	S$

Fair value losses on convertible loans	(98,754)	-	-
Foreign currency exchange (loss)/gain - net	(170,311)	159,253	(132,291)
Written off of intangible asset	-	-	(5,350)
Written off of property, plant and equipment	-	-	(3,158)
Gain on disposal of investment in an associate	-	-	294,236
Fair value on warrant liabilities at inception date (Note 14)	(112,214)	-	-
Fair value changes on warrant liabilities (Note 14)	(111,631)	138,292	(13,119)
Total	(492,910)	297,545	140,318

21 RESEARCH EXPENSES

	2023	2024	2025
	S$	S$	S$

Employee benefits expenses (Note 22)	642,533	737,524	860,835
Depreciation of property, plant and equipment (Note 7)	272,886	212,322	174,146
Amortization of intangible assets (Note 8)	4,209	642	642
Clinical trial expenses	33,845	382,014	429,774
Consumables expenses	455,267	345,706	552,860
Royalty expenses	30,382	11,365	15,512
Professional fees	20,779	35,040	9,098
Utilities	62,515	69,323	62,357
Others	67,277	115,583	112,271
Total	1,589,693	1,909,519	2,217,495

22 EMPLOYEE BENEFITS EXPENSES

	2023	2024	2025
	S$	S$	S$

Salaries and bonus	849,198	1,024,113	1,158,717
Directors’ fees	89,830	108,900	81,848
Defined contribution plans	117,283	141,294	172,622
Share-based compensation	-	-	309,248
Other short-term benefits	40,365	82,544	68,964
Total	1,096,676	1,356,851	1,791,399
Less: Accounted under
“Research expenses” (Note 21)	(642,533)	(737,524)	(860,835)
Total	454,143	619,327	930,564

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as a development expenditure.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

23 FINANCE EXPENSES

	2023	2024	2025
	S$	S$	S$

Interest expenses on:
Bank borrowings	20,764	19,684	18,309
Third party loan	4,266	-	-
Convertible loans	25,753	-	-
Lease liabilities (Note 13)	499	629	2,597
Total	51,282	20,313	20,906

24 OTHER EXPENSES

	2023	2024	2025
	S$	S$	S$

Advertising	33,307	23,782	54,374
Annual listing fee	64,370	87,279	94,521
Company insurance	282,797	94,367	-
Entertainment	30,977	7,941	5,750
Investor relations expenses	204,808	76,176	486,824
Legal fees	115,272	119,580	101,365
Low-value assets rental	1,703	3,215	5,267
Offering expenses	758,563	-	-
Professional fees	396,915	405,420	366,296
Property tax	6,661	8,412	9,472
Printing and stationery	11,941	18,718	28,695
IT expenses	18,255	20,122	28,035
Repair and maintenance	3,728	13,926	21,768
Reversal of grant	84,091	-	-
Service fees	13,209	8,665	27,908
Share-based payment expenses	-	-	384,952
Subscription fee	1,083	873	1,608
Transportation and travelling expenses	144,998	62,758	25,427
Tools and supplies	2,333	7,195	1,774
Utilities	23,941	17,662	16,483
Others	14,190	21,963	10,094
Total	2,213,142	998,054	1,670,613

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

25 INCOME TAX EXPENSE

	2023	2024	2025
	S$	S$	S$

Current tax liability	653	-	-

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2023	2024	2025
	S$	S$	S$

Loss before income tax	(4,132,517)	(2,521,861)	(3,996,336)

Tax calculated at tax rate of 17%	(702,528)	(428,716)	(679,377)
Effects of:
- different tax rates in other countries	(7,207)	(60,181)	(73,309)
- deferred tax assets not recognized	462,910	494,975	678,609
- expenses not deductible for tax purposes	247,290	36,625	117,938
- income not subject to tax	(465)	(42,703)	(59,112)
- timing differences arising from revenue recognition	-	-	15,251
- under provision of prior year tax	653	-	-
Income tax expenses	653	-	-

Significant components of unrecognized deferred tax assets

The Group has significant component of unrecognized deferred tax assets contributed mainly from unutilized tax losses of approximately S$6,785,000, S$8,829,000 and S$12,413,000 and unabsorbed capital allowance of approximately of S$1,145,000, S$1,404,000 and S$1,738,000 at December 31, 2023, 2024 and 2025, which were available for offset against future profits, respectively. The unutilized tax losses and unabsorbed capital allowances have no expiry except for unutilized tax losses amounting to approximately S$5,633,000 (2023: S$2,439,000 and 2024: S$4,500,000) which can only be carried forward up to 10 years. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

25 INCOME TAX EXPENSE (Continued)

	2023	2024	2025
	S$	S$	S$

Unutilized tax losses
At beginning of year	4,501,000	6,785,000	8,829,000
Addition	2,517,000	2,240,000	3,412,000
(Over)/Under-provision in respect of prior years	(233,000)	(196,000)	172,000
At end of year	6,785,000	8,829,000	12,413,000

Unabsorbed capital allowance
At beginning of year	1,218,000	1,145,000	1,404,000
Addition	206,000	241,000	332,000
(Over)/Under-provision in respect of prior years	(279,000)	18,000	2,000
At end of year	1,145,000	1,404,000	1,738,000

Total	7,930,000	10,233,000	14,151,000

Unrecorded approximate deferred tax benefits @ 17%	1,348,000	1,740,000	2,406,000

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

26 COMMITMENTS

(a)	Operating lease commitments

	2023	2024	2025
	S$	S$	S$

Low value leases	1,703	3,215	5,267

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are charged to profit or loss on a straight-line basis over the lease term.

(b)	Capital commitments

Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	2023	2024	2025
	S$	S$	S$

Purchase of a property in Malaysia	387,720	-	-
Loan to a third party*	1,000,000	500,000	500,000

*	The Group embarked on its strategy in People’s Republic of China via a collaborative effort on using the CTM-GDT for cancer immunotherapy. As such, the Group committed this loan to a third party for the purpose of conducting an investigator initiated clinical trial through local partners in Chongqing, one of the most populous regions in People’s Republic of China.

(c)	Other commitments

The Group entered into an exclusive, worldwide, non-sublicensable, non-transferable and revocable-for-cause license with an independent company for the NKG2DL-targeting CAR-gamma delta T cell and iPSC-gdNKT cell technology. As of December 31, 2025, the total future minimum payments under non-cancellable licensing agreements are as follows:

	2023	2024	2025
	S$	S$	S$

Within 1 year	5,885	12,333	5,067
After 1 year but within 5 years	47,960	43,600	43,600
Over 5 years	106,457	87,200	87,200
Total	160,302	143,133	135,867

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

27 FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	2023	2024	2025
	S$	S$	S$

Financial asset

Financial assets at amortized cost:
Trade and other receivables	259,120	648,772	643,224
Cash and bank balances	8,995,067	4,970,367	2,095,489
	9,254,187	5,619,139	2,738,713

Financial assets at FVOCI:
Unquoted equity instruments	-	-	18,210
	-	-	18,210

Financial liabilities

Financial liabilities at amortized cost:
Trade and other payables	521,680	439,615	438,198
Lease liabilities	6,324	31,290	73,059
Borrowing	441,698	431,960	409,503
	969,702	902,865	920,760

Financial liabilities at FVTPL:
Warrant liabilities	146,613	11,945	25,064
	146,613	11,945	25,064

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

Years ended December 31, 2023, 2024 and 2025

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

Currency risk arises when transactions are denominated in foreign currencies other than the Group entities’ respective functional currencies.

In addition, the Group is exposed to currency translation risk on the net assets in foreign operations.

The Group’s currency exposure based on the information provided to key management is as follows:

	Singapore dollar (“SGD”)	Ringgit Malaysia (“MYR”)	United States dollar (“USD”)
	S$	S$	S$
December 31, 2025
Financial assets
Cash and bank balances	744,993	528,658	821,838
Trade and other receivables	473,892	168,243	1,089
Unquoted equity instruments	-	18,210	-
Financial assets	1,218,885	715,111	822,927
Financial liabilities
Trade and other payables	(77,595)	(125,257)	(235,346)
Lease liabilities	-	(73,059)	-
Borrowings	-	(409,503)	-
Warrant liabilities	-	-	(25,064)
Financial liabilities	(77,595)	(607,819)	(260,410)
Net financial assets	1,141,290	107,292	562,517
Add: Net financial assets denominated respective entities’ functional currencies	(1,141,290)	(107,292)	-
Currency exposure of financial assets, net of those denominated in the Company’s functional currency	-	-	562,517

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(ii)	Foreign currency risk management (continued)

	SGD	MYR	USD
	S$	S$	S$
December 31, 2024
Financial assets
Cash and bank balances	179,238	978,007	3,813,122
Trade and other receivables	503,889	109,371	35,512
Financial assets	683,127	1,087,378	3,848,634
Financial liabilities
Trade and other payables	(172,701)	(152,401)	(114,513)
Lease liabilities	-	(31,290)	-
Borrowings	-	(431,960)	-
Warrant liabilities	-	-	(11,945)
Financial liabilities	(172,701)	(615,651)	(126,458)
Net financial assets	510,426	471,727	3,722,176
Add: Net financial assets denominated respective entities’ functional currencies	(510,426)	(471,727)	-
Currency exposure of financial assets, net of those denominated in the Company’s functional currency	-	-	3,722,176

If the MYR and USD change against the SGD by 5% (2024: 5%) respectively with all other variables including the tax rate being held constant, the effects arising from the net financial liability/asset that are exposed to currency risk will be as follows:

	Approximate increase/(decrease)
	2025	2024
	Loss after tax	Loss after tax
	S$	S$
USD against SGD
- strengthened	23,000	154,000
- weakened	(23,000)	(154,000)

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(iii)	Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loan amounting to S$409,503 (2024: S$431,960) which bear floating interest rates. The interest rates and terms of repayment of the loans are disclosed in the Note 12 to the financial statements. The Group currently does not have an interest rate hedging policy.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s loss for the year would increase/decrease by approximately S$1,700 (2024: S$1,700).

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

(i) Cash and equivalents

The Group holds cash and bank balances with reputable licensed financial institutions with high credit-ratings and considered to have low credit risk. The cash balances are measures on 12-month expected credit loss basis and subject to immaterial credit loss.

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

Prudent liquidity risk management implies sufficient cash to finance the Group’s and the Company’s operations and development activities. The Group manages the liquidity risk by maintaining a level of cash and cash equivalents deemed adequate to finance the Group’s business operations and development activities. The Group’s objective is to maintain a balance between continuing of funding including At-the-Market Sales and flexibility through the use of borrowings.

On June 13, 2025, the Company filed a preliminary prospectus that the Company may offer, from time to time, in one or more offerings, ordinary shares of no par value, share purchase contracts, share purchase units, warrants, debt securities, rights or units (collectively refer to as the “securities”). The aggregate initial offering price of the securities that the Company may offer and sell under this preliminary prospectus will not exceed U.S.$50 million.

On August 18, 2025, the Company entered into an ATM sales agreement with R.F. Lafferty & Co., Inc, pursuant to which the Company may sell up to U.S.$4,304,945 of Ordinary Shares. The Company intends to use the proceeds from these offerings to, among other uses, advance CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC through clinical development. Developing pharmaceutical products and conducting pre-clinical studies and clinical trials are expensive. In the future, The Company may require additional cash funding to continue to execute its strategic plan and fund operations from time to time.

Cash flow from operations and capital contributions from shareholders have been utilized to finance the working capital requirements of the Group. As of December 31, 2025, the Group has negative cash flow from operating activities S$3,697,463 (U.S.$2,875,389). However, the Group’s working capital was positive S$2,953,806 (U.S.$2,297,073) as of December 31, 2025 and had S$2,095,489 (U.S.$1,629,589) in cash and bank balances, which is unrestricted as to withdrawal and use as of December 31, 2025. In view of these circumstances, the management of the Group has given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

The table below analyses non-derivative financial liabilities of the Group and the Company into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date.

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(v)	Liquidity risk management (continued)

	Less than 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total undiscounted cash flow
	S$	S$	S$	S$	S$
December 31, 2025
Trade and other payables	438,198	-	-	-	438,198
Lease liabilities	22,408	22,408	35,005	-	79,821
Borrowings (excluding lease liabilities)	58,694	58,694	176,083	200,539	494,010

December 31, 2024
Trade and other payables	439,615	-	-	-	439,615
Lease liabilities	9,494	9,494	15,032	-	34,020
Borrowings (excluding lease liabilities)	56,432	56,432	169,295	249,241	531,400

(vi)	Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of the Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Group’s borrowings (other than financial assets, at FVOCI and warrant liabilities which are disclosed in Notes 9 and 14 to the consolidated financial statements) are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The Group’s non-performance risk as at December 31, 2024 and 2025 was assessed to be insignificant.

The following table shows an analysis of each class of financial instruments measured at fair value at the reporting date:

	Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	S$	S$	S$	S$
2025
Financial assets:
Unquoted equity instruments	-	-	18,210	18,210
Financial liabilities:
Warrant liabilities	-	25,064	-	25,064

2024
Financial assets:
Unquoted equity instruments	-	-	-	-
Financial liabilities:
Warrant liabilities	-	11,945	-	11,945

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

(vi)	Fair value of financial assets and financial liabilities (continued)

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

Management monitors capital based on debt-to-equity ratio. The debt-to-equity ratio is calculated as total debt divided by total equity.

	2024	2025
	S$	S$

Total debts (Notes 12-13)	463,250	482,562
Total equity	9,043,789	6,853,667

Debt-to-equity %	5%	7%

The Group is not subject to externally imposed capital requirements for the financial years ended December 31, 2024 and 2025.

The Group’s overall strategy remains unchanged from prior year.

28 SEGMENT INFORMATION

The Chairman is the Company’s Chief Operating Decision Maker (“CODM”). Management has determined the operating segments based on the reports reviewed by the Chairman that are used to make strategic decisions, allocate resources and assess performance.

The CODM considers the business from both a geographic and business segment perspective. Geographically, management manages and monitors the business in the two primary geographic areas namely, Singapore and Malaysia. From a business segment perspective, management separately considers each business segments activities in these geographic areas. All the geographic areas are engaged in the similar business segments. The CODM assesses the performance of the operating segments based on a measure of its operating results for continuing operations.

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

Geographical segment

Non-current assets (excluding investment in associate) information based on the location of assets are as follows:

	2024	2025
	S$	S$

Malaysia	2,764,642	3,272,486
Singapore	1,081,454	1,049,492
Total	3,846,096	4,321,978

Non-current assets information presented above consist of property, plant and equipment, intangible assets and other receivables as presented in the consolidated statement of financial position.

Business segment

	2024	2024	2025	2025	2024	2025
	S$	S$	S$	S$	S$	S$
	Immune cell	CBU service &	Immune cell	CBU service &
	therapy	related therapy	therapy	related therapy	Consolidated	Consolidated
Revenue	-	69,501	-	324,387	69,501	324,387
Private blood banking expenses	-	(17,121)	-	(67,992)	(17,121)	(67,992)
Operating results	(2,288,907)	(69,309)	(3,705,474)	(158,832)	(2,358,216)	(3,864,306)
Non-current assets	3,255,888	811,158	3,095,610	1,226,368	4,067,046	4,321,978
Total assets	9,059,086	1,008,663	5,930,746	2,054,207	10,067,749	7,984,953
Non-current liabilities	394,311	23,027	369,535	52,582	417,338	422,117
Total liabilities	871,435	152,525	457,066	674,220	1,023,960	1,131,286
Equity	8,246,154	797,635	7,125,613	(271,946)	9,043,789	6,853,667

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

29 RECONCILIATIONS OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

		Cash Flows			Non-cash changes
	At beginning of year	Proceeds from borrowings	Payments		Interest expenses	Capitalization of new lease	Conversion of ordinary shares	Fair value changes		At end of year
	S$	S$	S$		S$	S$		S$		S$

2025
Bank loan	431,960	-	(40,766	)#	18,309	-	-	-		409,503
Warrant liabilities	11,945	-	-		-	-	-	13,119	^	25,064
Lease liabilities	31,290	-	(15,083	)*	2,597	54,255	-	-		73,059

2024
Bank loan	441,698	-	(29,422	)#	19,684	-	-	-		431,960
Warrant liabilities	146,613	-	-		-	-	-	(134,668	)^	11,945
Lease liabilities	6,324	-	(10,403	)*	629	34,740	-	-		31,290

2023
Bank loan	503,606	-	(82,672	)#	20,764	-	-	-		441,698
Warrant liabilities	-	-	-		-	-	(73,930)	220,543	^	146,613
Third party loan	300,000	-	(304,266)		4,266	-	-	-		-
Convertible loans	3,401,237	-	(25,753)		25,753	-	(3,499,991)	98,754		-
Lease liabilities	14,419	-	(8,594	)*	499	-	-	-		6,324

^	Includes exchange realignment of S$3,302, S$3,624 and S$ Nil of warrant liabilities for the year ended December 31, 2023, 2024 and 2025 respectively.

#	Includes exchange realignment of S$28,924, S$25,044 and S$16,037 of bank borrowings for the year ended December 31, 2023, 2024 and 2025 respectively.

*	Includes exchange realignment of S$653, S$23 and S$2,560 of lease liabilities for the years ended December 31, 2023, 2024 and 2025, respectively.

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

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

30 SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the financial statements, the following significant transactions between the Group and related parties took place on terms agreed between the parties during the financial year:

	2023	2024	2025
	S$	S$	S$

Associate (disposed in the year)
Research income	183,518	115,277	24,167

Related parties
Research income	-	-	11,962
Rental income	-	-	8,423
Proceeds from sale of equity investment	-	95,775	200,000
Purchase consideration for acquisition of equity investment	-	-	18,210
Loan receivable	-	-	30,068

Compensation of directors and key management personnel

The remuneration of directors and key management personnel during the year were as follows:

	2023	2024	2025
	S$	S$	S$

Salaries and bonus	410,699	470,850	349,907
Directors’ fees	89,830	108,900	81,848
Defined contribution plans	46,762	51,845	40,476
Other short-term benefits	7,028	9,906	5,740
Share-based compensation	-	-	182,862
Total	554,319	641,501	660,833

Analyzed by:
Directors of the Company	323,112	453,601	277,210
Other key management personnel	231,207	187,900	383,623
Total	554,319	641,501	660,833

CYTOMED THERAPEUTICS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2023, 2024 and 2025

31 HOLDING COMPANY AND RELATED COMPANY TRANSACTIONS

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

32 EVENTS OCCURRING AFTER BALANCE SHEET DATE

The Company has assessed all events occurred from December 31, 2025, up through March 31, 2026, which is the date that these consolidated financial statements are available to be issued. Other than the events disclosed below, there are not any material subsequent events that would require disclosure in these consolidated financial statements.

On January 14, 2026, the Company issued and allotted 4,400 ordinary shares pursuant to its ATM offering program for gross proceeds of approximately US$6,000.

